

AGCO
Your Agriculture Company

Farmer First

TRANSFORMING
the Future of Farming

2024 Annual Report

As the largest pure-play farm equipment manufacturer in the world, we put farmers first by providing solutions that enable productivity, profitability and sustainability.

2024 AT-A-GLANCE

 **$11.7B**
Annual revenue

 **$493M**
Research and development spend

 **~24,000**
Global employees

 **2,700**
Independent dealers and distributors in 140 countries

MULTIBRAND FOCUS



FINANCIAL HIGHLIGHTS (In millions, except for share amounts)



NET SALES

2022	2023	2024
$12,651	$14,412	$11,662



ADJUSTED OPERATING INCOME*

2022	2023	2024
$1,308	$1,732	$1,043



ADJUSTED EARNINGS PER SHARE*

2022	2023	2024
$12.42	$15.55	$7.50



FREE CASH FLOW*

2022	2023	2024
$450	$585	$297

* Refer to the Reconciliation of Non-GAAP Measures.



> "We stand shoulder-to-shoulder with farmers with differentiated machinery and innovative technology, while providing exceptional value as we structurally change to become a higher-performing company."
>
> — **Eric P. Hansotia,** Chairman, President and Chief Executive Officer

Dear fellow shareholders, employees, customers and dealers:

It was another transformational year for AGCO in 2024 — our most significant yet as we structurally changed the business to build the foundation for a more resilient, sustainable and profitable company. The headline event was closing the largest ag technology deal in history to create the PTx Trimble joint venture, which was quickly merged with our Precision Planting business to form PTx — now an industry-leading portfolio of mixed fleet, precision ag technologies and solutions.

We also completed the divesture of a majority of our Grain & Protein business, better positioning us to focus solely on agricultural equipment and precision ag technology products in support of long-term, high-growth, high-margin opportunities. While undertaking these actions to drive future growth and profitability, the industry downturn also prompted us to adapt with a new mindset around operational efficiency, just as our farmers must do in a down market. We made big strides to take cost out of the organization in the near term while also launching a longer-term comprehensive rewiring of the company, structurally changing our baseline and how we work to create a more agile and resilient enterprise.

In recent years, AGCO's Farmer-First focus has fueled significant improvements in adjusted operating margins. That progress has lifted us from a company that in the past ranged from around 4% adjusted operating margins at trough, to around 8% at the top of the cycle. Despite an industrywide correction in 2024, restructuring the portfolio and driving operational efficiency enabled us to deliver an adjusted operating margin of 8.9%, well above previous downturns. In fact, it was the fourth-best adjusted operating margin in AGCO's history. That performance confirms our confidence that our work to structurally transform the company is gaining momentum. We are delivering on our commitment to relentlessly create value for both farmers and shareholders alike.

Precision technology to solve ag challenges

Standing shoulder-to-shoulder with the farmers we serve, AGCO is a leader in offering precision technology to solve the toughest problems in agriculture. PTx is the next chapter of that story and represents a massive leap forward to position us as the leader in precision ag technologies and solutions for mixed fleets.

Innovation is at the heart of everything we do; since 2019, our new patent applications have grown nearly 60%, with a record number of filings across the company in 2024. The case for these innovative solutions has never been clearer: Globally, the farmer is facing increasing challenges. Population growth is matched by an increasing demand for more meat in the diet as economies mature. Meanwhile, the demand for ethanol and other biofuels continues to grow. These trends mean farmers must create more grain, even as they are pressured to do so with fewer inputs. Precision technology is the most effective option to bridge the gap.

This challenge cannot be addressed by offering precision solutions solely on new equipment. That is why AGCO, uniquely, has a retrofit-first mindset aligned with the needs of all farmers — no matter the vintage or brand of their equipment.

This includes exciting solutions like PTx Trimble OutRun™, a fully autonomous retrofit kit that allows tractors, including older models, to pull grain carts without drivers during harvest, and Precision Planting's SymphonyVision targeted spraying system, which employs cameras to intelligently adjust the application of herbicide to target only weeds and not crops. We also see a compelling need to provide a single data platform for farmers to manage all field work across their mixed fleets and plan to bring our complete offering to market in 2027. Backed by accelerating innovation, global expansion and continued development of our channel, we expect to grow our precision ag sales to $2 billion by 2029.

Fendt: Continuing the transformation into a full-line, global brand

Another growth pillar of our Farmer-First strategy is the globalization and full-line product rollout of our Fendt premium brand. Fendt is designed to meet the needs of the most demanding farmers in the marketplace. We are well on our way toward unlocking Fendt's full potential — having grown sales in North and South America from $300 million in 2020 to $1 billion plus in 2024. What began as a European tractor business is now a global, full product line offering including planters, sprayers, combines and hay equipment — along with technology solutions. Fendt has introduced some of the most innovative equipment in the industry, including the award-winning Fendt® 600 Vario® Series tractor in North America, and the Fendt Momentum® 30-Foot Planter, which brings advanced planting benefits to smaller farms.

Fendt's reach into new global markets has expanded rapidly. In just four years we have increased dealer coverage in South America from zero to around 80%, and in North America from 40% to 80%. Today we are focused on strengthening awareness of the Fendt brand to penetrate more deeply in areas where we already have coverage. These initiatives, coupled with a robust pipeline of products under development, position us to achieve our goal of $1.7 billion in Fendt sales by 2029.

WE OFFER A PORTFOLIO THAT DELIVERS BENEFITS ACROSS THE GROWING CYCLE.



Global parts: Resilient, profitable and growing

The third growth pillar of the AGCO Farmer-First strategy is maximizing opportunities in global parts. AGCO's approach is straightforward: offer the right parts in the right place with fill rates that consistently lead the industry. In 2024, we increased the percentage of orders fulfilled from available inventory across all four regions. E-commerce is playing an increasing role and offers a host of benefits. Farmers enjoy placing orders on their terms and on their schedule. This also leads to larger orders — about 25% larger on average. Notably, parts remains the highest-margin part of our business, and it continues to grow throughout all market conditions. We are on track to increase e-commerce to 25% of parts sales and to grow the parts business from $1.8 billion in 2024 to approximately $2.3 billion in net sales by 2029.

FarmerCore: To get even closer to farmers

Another important milestone in our transformational journey was the 2024 launch of FarmerCore, an entirely new approach to distribution focused on uptime. Initially launched in North and South American markets, FarmerCore is all about bringing the business to the farmer instead of requiring them to come to us. That means allowing farmers to research, buy and finance their machines, order parts and get equipment serviced



at their location versus a dealer location. It emphasizes mobile, on-farm solutions, utilizing high-capability service trucks that can perform the same services as a traditional brick-and-mortar facility. And it is all enabled through a full suite of digital solutions. Farmers tell us they love the flexibility and convenience of this new approach — one that is unique in our industry.

Leveraging innovation to drive operational efficiency

In 2024, faced with a weaker demand environment, we took decisive actions to address expenses, including reducing production hours by 28%. At the same time, we began structurally changing AGCO's operations to a higher-performing company, regardless of cycles. One way we will achieve this better, simpler and faster way of working is through technology with tools like artificial intelligence and automation to simplify and standardize our work. Through all these actions, we made the difficult decision to downsize our global salaried workforce by approximately 6%.

An efficient organization also is one that operates sustainably and responsibly to create long-term value. We are especially proud of our progress in improving safety — driving down our total case incident rate by more than 50% from 2023 to 0.89 in 2024 — a world-class performance and the best in our company's history. Additionally, 71% of locations reported zero recordable injuries, which is truly outstanding. We like to say AGCO is where extraordinary grows, and the hard work, dedication and commitment to excellence of one global AGCO team allows us to deliver even more value to farmers.

Looking forward: A more resilient AGCO built to prosper in every environment

That value for farmers is never more critical than during downturns. Market corrections are normal, even inevitable, in our industry, and we expect weaker demand will likely persist in 2025 before the cycle turns. The transformative measures we undertook across the business in 2024 created a more resilient AGCO — both for the coming year and through the full market cycle. Our confidence in this approach has led us to raise our 2029 target adjusted operating margin to a 14%-15% range at mid-cycle. We remain deeply committed to ongoing value creation and to returning value to shareholders, with approximately $1.8 billion returned over the last five years.

AGCO is at the forefront of the technology-driven revolution that is rapidly transforming the agriculture industry — enabling farmers to be more productive than ever in history. We stand shoulder-to-shoulder with farmers with differentiated machinery and innovative technology, while providing exceptional value as we structurally change to become a higher-performing company. We are excited to continue — and accelerate — that transformation, working relentlessly to grow value for farmers and all our stakeholders.

Sincerely,

Eric Hansotia

Eric P. Hansotia
Chairman, President and Chief Executive Officer

Reconciliation of Non-GAAP Measures

(In millions, except for share amounts)

Years Ended December 31,	2024			2023			2022		
	Income (Loss) from Operations	Net Income (Loss)[1]	Net Income (Loss) per Share[1]	Income from Operations [2]	Net Income[1]	Net Income per Share[1][2]	Income from Operations	Net Income[1][2]	Net Income per Share[1][2]
As reported	$ (122.1)	$(424.8)	$(5.69)	$1,700.4	$1,171.4	$15.63	$1,265.4	$889.6	$ 11.87
Restructuring and business optimization expenses	172.7	135.9	1.82	11.9	9.5	0.13	6.1	4.8	0.06
Amortization of PTx Trimble acquired intangibles	48.2	30.3	0.40	—	—	—	—	—	—
Transaction-related costs	67.7	55.0	0.74	16.0	11.8	0.16	—	—	—
Impairment charges	369.5	236.8	3.17	4.1	4.1	0.05	36.0	23.8	0.32
Loss on sale of business	507.3	507.3	6.80	—	—	—	—	—	—
U.S. pension plan termination and settlement	—	18.5	0.25	—	—	—	—	—	—
Argentina currency devaluation impact	—	—	—	—	45.8	0.61	—	—	—
Divestiture-related foreign currency translation release	—	0.7	0.01	—	8.2	0.11	—	11.4	0.15
Discrete tax items	—	—	—	—	(85.9)	(1.15)	—	—	—
Gain on full acquisition of IAS joint venture	—	—	—	—	—	—	—	(3.4)	(0.05)
Write-down of investment in Russian finance joint venture	—	—	—	—	—	—	—	4.8	0.06
As adjusted	$1,043.3	$ 559.7	$ 7.50	$1,732.3	$1,164.9	$15.55	$1,307.5	$930.9	$ 12.42

(1) Net income (loss) and net income (loss) per share amounts are after tax.
(2) Rounding may impact summation of amounts.

Years Ended December 31,	2024	2023	2022
Net cash provided by operating activities	$ 689.9	$1,103.1	$ 838.2
Less: purchases of property, plant and equipment	$(393.3)	$ (518.1)	$(388.3)
Free cash flow	$ 296.6	$ 585.0	$ 449.9

Forward-Looking Statements

For our Forward-Looking Statements, please see the last pages of the report.



Your Agriculture Company



2025 Proxy Statement and Notice of Annual Meeting of Stockholders

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Notice of Annual Meeting of Stockholders



TIME AND DATE

9:00 a.m., Eastern Time, on Thursday, April 24, 2025



PLACE

AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096



RECORD DATE

Only stockholders of record as of the close of business on March 7, 2025 are entitled to notice of and to vote at the Annual Meeting or any postponement or adjournment thereof. Attendance at the Annual Meeting is limited to stockholders of record at the close of business on March 7, 2025, and to any invitees of the Company.



INSPECTION OF LIST OF STOCKHOLDERS OF RECORD

A list of stockholders as of the close of business on March 7, 2025 will be available for examination by any stockholder for a period of 10 days prior to the Annual Meeting at our offices at the above address during normal business hours.

ITEMS OF BUSINESS:

1. To elect nine directors to the Board of Directors for terms expiring at the Annual Meeting in 2026;

2. To consider a non-binding advisory resolution to approve the compensation of the Company's named executive officers ("NEOs");

3. To approve the AGCO Corporation Employee Stock Purchase Plan;

4. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2025; and

5. To transact any other business that may properly be brought before the meeting.

We urge you to mark and execute your proxy card and return it promptly in the enclosed envelope or vote by telephone or electronically. In the event you are able to attend the meeting, you may revoke your proxy and vote your shares in person.

By Order of the Board of Directors

ROGER N. BATKIN
Corporate Secretary

Atlanta, Georgia
March 24, 2025

Summary

This summary highlights information contained elsewhere in this proxy statement. Since this summary does not contain all of that information, we encourage you to read the entire proxy statement before voting.

ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE
9:00 a.m., Eastern Time, on Thursday, April 24, 2025

PLACE
AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096

RECORD DATE
March 7, 2025

VOTING
Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.

VOTING RECOMMENDATIONS

Proposal	Board Vote Recommendation
Election of directors	✓ **FOR** EACH NOMINEE
Advisory vote on executive compensation	✓ **FOR**
Approval of the AGCO Corporation Employee Stock Purchase Plan	✓ **FOR**
Ratification of the selection of KPMG LLP	✓ **FOR**

DIRECTOR NOMINEES

The following table provides summary information about each nominee. Directors are elected annually. AGCO has majority voting in uncontested elections of directors, such as this election. In the event that a nominee does not receive the affirmative vote of a majority of the votes cast in person or by proxy, he or she is required to tender his or her resignation.

	Name	Age	Director Since	Brief Biography	Independent	Committee Membership					
						EC	AC	FC	GC	SC	TC
	Michael C. Arnold	68	2013	Lead Director of AGCO Corporation, Former President and Chief Executive Officer, Ryerson Inc.	✓	●			● (Chair)		
	Sondra L. Barbour	62	2019	Former Executive Vice President, Lockheed Martin Corporation	✓	●	● (Chair)	●			●
	Suzanne P. Clark	57	2017	President, Chief Executive Officer, U.S. Chamber of Commerce	✓	●				●	● (Chair)
	Bob De Lange	55	2021	Group President, Services, Distribution and Digital, Caterpillar Inc.	✓	●			●	● (Chair)	
	Zhanna Golodryga[(1)]	69	2025	Executive Vice President, Emerging Energy and Sustainability, Phillips 66	✓						
	Eric P. Hansotia	56	2020	Chairman, President & CEO, AGCO Corporation		● (Chair)					
	Niels Pörksen	61	2021	Chairman, Chief Executive Officer, Südzucker AG	✓			●	●		
	David Sagehorn	61	2022	Former Executive Vice President and Chief Financial Officer, Oshkosh Corporation	✓		●	●			●
	Matthew Tsien	64	2021	Former Executive Vice President, Chief Technology Officer, General Motors and Former President, General Motors Ventures	✓		●				●

EC Executive Committee
AC Audit Committee
FC Finance Committee
GC Governance Committee
SC Sustainability Committee
TC Talent and Compensation Committee
● (red) Chair
● (grey) Member

(1) Ms. Golodryga was appointed to the Board effective April 1, 2025. The Board expects to appoint Ms. Golodryga to one or more of its committees, with such committee assignment(s) to be determined at a later date.

DIVERSITY OF NOMINEES


20%
30%
80%
70%
Gender
Ethnic

(1) As of March 7, 2025.

BOARD TENURE OF NOMINEES[(1)]*


5
3
1
< or equal 4 years
5-8 years
> 8 years

* Average Board Tenure - approximately 5 years

GOVERNANCE

We have focused significant attention on a systematic and comprehensive review of our governance practices. Our governance best practices include:

- Annual election of the Board of Directors
- Five-year term limit for our Lead Director and chairs of our Audit, Governance and Talent and Compensation Committees;
- Continuation of our Board refresh process, with the addition of five new independent members since 2021;
- Regular review of committee assignments in order to bring fresh perspectives;
- Single class of shares
- Share ownership requirements for our directors, CEO and all other executive officers; and
- Compensation recovery policy and hedging and pledging policy.

The Governance Committee will continue to review and update our governance practices to serve the best interests of all of our stockholders.

EXECUTIVE COMPENSATION ADVISORY VOTE

We are asking stockholders to approve on an advisory basis our named executive officer compensation.

For more information on the Company's executive compensation programs, please see "Proposal 2 — Non-Binding Advisory Resolution to Approve the Compensation of the Company's NEOs" and "Compensation Discussion and Analysis" in this proxy statement.

APPROVAL OF AGCO CORPORATION EMPLOYEE STOCK PURCHASE PLAN

We are asking our stockholders to approve the AGCO Corporation Employee Stock Purchase Plan (the "ESPP"). The Board adopted the ESPP on December 12, 2024, subject to stockholder approval. The purpose of the ESPP is to provide employees of the Company and its participating subsidiaries and affiliates with an opportunity to acquire an interest in the Company through the purchase of shares of our common stock (which are offered at a discounted purchase price). The ESPP is intended to build an ownership mindset among employees, foster employees' commitment to the Company and allow employees to share in the growth and success of the Company.

The ESPP includes two components. One component is geared toward U.S. participants and is structured to comply with the requirements of Section 423 of the Internal Revenue Code (the "423 Component"). The Company intends that the 423 Component of the ESPP, if approved, qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code so that employees located in the U.S. who participate in the ESPP will enjoy certain tax advantages. The other component is geared toward non-U.S. participants and is not structured to comply with the requirements of Section 423 of the Code (the "Non-423 Component"). The Non-423 Component enables the Company to tailor the benefits provided under the ESPP for participants located in jurisdictions outside of the U.S.

For more information on the AGCO Corporation Employee Stock Purchase Plan, please see "Proposal 3 — Approval of AGCO Corporation Employee Stock Purchase Plan" in this proxy statement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As a matter of good corporate governance, we are asking our stockholders to ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for 2025. KPMG LLP served as the Company's independent registered public accounting firm for 2024 and is considered to be well-qualified. The Company's Audit Committee considered a number of factors when selecting KPMG LLP, including qualifications, staffing considerations, and independence and quality controls.

Set forth below is summary information with respect to KPMG LLP's fees for services provided in 2024 and 2023.

Type of Fees	2024		2023	
	(in thousands)			
Audit Fees	$	10,891	$	7,873
Audit-Related Fees		74		97
Tax Fees		—		—
Other Fees		—		—
Total	$	10,965	$	7,970

Table of Contents

Information Regarding the Annual Meeting

INFORMATION REGARDING PROXIES

This proxy solicitation is made by the Board of Directors of AGCO Corporation, which has its principal executive offices at 4205 River Green Parkway, Duluth, Georgia 30096. By signing and returning the enclosed proxy card, you authorize the persons named as proxies on the proxy card to represent you at the meeting and vote your shares.

If you attend the meeting, you may vote by ballot. If you do not attend the meeting, your shares can be voted only when represented by a proxy either pursuant to the enclosed proxy card or otherwise. You also may vote over the telephone or electronically via the internet as described on the proxy card provided to you. You may indicate a vote on the enclosed proxy card in connection with any of the listed proposals, and your shares will be voted accordingly. If you indicate a preference to abstain from voting, no vote will be cast. You may revoke your proxy card before balloting begins by notifying the Corporate Secretary in writing at 4205 River Green Parkway, Duluth, Georgia 30096. In addition, you may revoke your proxy card before it is voted by signing and delivering prior to the voting a proxy card bearing a later date. You may also revoke your proxy card by attending the meeting and voting in person. If you return a signed proxy card that does not indicate your voting preferences, the persons named as proxies on the proxy card will vote your shares (i) in favor of all of the nine director nominees described below; (ii) in favor of the non-binding advisory resolution to approve the compensation of the Company's NEOs; (iii) in favor of approval of the AGCO Corporation Employee Stock Purchase Plan; (iv) in favor of ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2025; and (v) in their best judgment with respect to any other business brought before the Annual Meeting.

The enclosed proxy card is solicited by the Board, and the cost of solicitation of proxy cards will be borne by the Company. The Company may retain an outside firm to aid in the solicitation of proxy cards, the cost of which the Company expects would not exceed $25,000. Proxy solicitation also may be made personally or by telephone by directors, officers or employees of the Company, without added compensation. The Company will reimburse brokers, custodians and nominees for their customary expenses in forwarding proxy material to beneficial owners.

This proxy statement and the enclosed proxy card are first being sent to stockholders on or about March 24, 2025. The Company's 2024 Annual Report on Form 10-K is also enclosed and should be read in conjunction with the matters set forth herein.

INFORMATION REGARDING VOTING

Only stockholders of record as of the close of business on March 7, 2025, are entitled to notice of and to vote at the Annual Meeting. On March 7, 2025, the Company had outstanding 74,582,029 shares of common stock, each of which is entitled to one vote on each matter coming before the meeting. No cumulative voting rights exist, and dissenters' rights for stockholders are not applicable to the matters being proposed.

QUORUM REQUIREMENT

A quorum of the Company's stockholders is necessary to hold a valid meeting. The Company's By-Laws provide that a quorum is present if a majority of the outstanding shares of common stock of the Company entitled to vote at the meeting are present in person or represented by proxy. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of elections appointed for the meeting, who determines whether a quorum is present for the transaction of business. Abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present. A broker non-vote occurs on an item when a broker or other nominee is not permitted to vote on that item without instruction from the beneficial owner of the shares and the beneficial owner did not give instruction.

VOTE NECESSARY FOR THE ELECTION OF DIRECTORS

Directors are elected by a majority of the votes cast in person or by proxy at the Annual Meeting. See "Proposal 1 — Election of Directors" in this proxy statement for a more detailed description of the majority voting procedures set forth in our By-Laws.

Under the New York Stock Exchange ("NYSE") rules, if your broker holds your shares in its name, your broker is not permitted to vote your shares with respect to the election of directors if your broker does not receive voting instructions from you. Abstentions and broker non-votes will not affect the election outcome.

VOTE NECESSARY TO ADOPT THE NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF THE COMPANY'S NEOs

Adoption of the non-binding advisory resolution to approve the compensation of the Company's NEOs requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting. Because the stockholder vote on this proposal is advisory only, it will not be binding on the Company or the Board. However, the Talent and Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as the Talent and Compensation Committee deems appropriate.

Under the NYSE rules, if your broker holds your shares in its name, your broker is not permitted to vote your shares with respect to the non-binding advisory resolution to approve the compensation of the Company's NEOs if your broker does not receive voting instructions from you. Abstentions and broker non-votes will not affect the vote on this proposal.

VOTE NECESSARY TO APPROVE THE AGCO CORPORATION EMPLOYEE STOCK PURCHASE PLAN

Approval of the AGCO Corporation Employee Stock Purchase Plan requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting.

Under the NYSE rules, if your broker holds your shares in its name, your broker is not permitted to vote your shares with respect to the approval of the AGCO Corporation Employee Stock Purchase Plan even if your broker does not receive voting instructions from you. Abstentions and broker non-votes will not affect the vote on this proposal.

VOTE NECESSARY TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2025 requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting.

Under the NYSE rules, if your broker holds your shares in its name, your broker is permitted to vote your shares with respect to the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2025 even if your broker does not receive voting instructions from you. Abstentions and broker non-votes will not affect the vote on this proposal.

OTHER MATTERS

With respect to any other matter that may properly come before the Annual Meeting for stockholder consideration, a matter generally will be approved by the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting unless the question is one upon which a different vote is required by express provision of the laws of Delaware, federal law, the Company's Certificate of Incorporation or the Company's By-Laws or, to the extent permitted by the laws of Delaware, the Board has expressly provided that some other vote shall be required, in which case such express provisions shall govern.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

As required by rules adopted by the United States Securities and Exchange Commission ("SEC"), the Company is making this proxy statement and its annual report available to stockholders electronically via the Internet. The proxy statement and annual report to stockholders are available at www.agcocorp.com. The proxy statement and the annual report to stockholders is available under the heading "Financials & Filings" in our website's "Investors" section.

 

PROPOSAL
1

ELECTION OF DIRECTORS

✓ **The Board recommends a vote "FOR" the nominees.**

The Company's By-Laws provide for a "majority voting" standard for the election of directors in uncontested elections. If an incumbent director does not receive the requisite majority vote, he or she would continue as a "carry over" director, but is required to tender his or her resignation. In that event, the Governance Committee will determine whether to accept the director's resignation and will submit its recommendation to the Board. In deciding whether to accept a director's resignation, our Governance Committee and the Board may consider any factors that they deem relevant. Our By-Laws also provide that the director whose resignation is under consideration will abstain from the deliberation process with respect to his or her resignation.

In the event that a stockholder proposes a nominee to stand for election with nominees selected by the Board, and the stockholder does not withdraw the nomination prior to the tenth day preceding our mailing the notice of the stockholders meeting (i.e., a "contested election"), then our By-Laws provide that directors will be elected by a plurality vote.

For this year's Annual Meeting, the Governance Committee has recommended, and the Board has nominated, the nine individuals named below to serve as directors until the Annual Meeting in 2026 or until their successors have been duly elected and qualified. The following is a brief description of the business experience, qualifications and skills of each of the nominees:



MICHAEL C. ARNOLD

Age: **68**

Director since **October 2013**
Lead Director since
January 2021

- Former President and Chief Executive Officer of Ryerson Inc.
- Various senior management positions with The Timken Company from 1979 to 2010 including Executive Vice President; President, Bearings and Power Transmission Group; President, Industrial Group; Vice President, Bearings and Business Process Advancement; Director, Bearings and Business Process Advancement; Director, Manufacturing and Technology, Europe, Africa and West Asia (Europe)
- Lead Independent Director of the Board of Directors of Kaiser Aluminum Corporation, where he also serves on the Executive Committee and is Chairman of the Nominating and Governance Committee
- Former member of the Board of Directors of Gardner Denver, Inc.

Qualifications and Skills:

As CEO of Ryerson, Mr. Arnold led the transformation of the business under private equity ownership into a leader in its industry, and then through its successful initial public offering in 2014. At Ryerson and previously Timken, Mr. Arnold was a supplier to the agricultural industry and developed extensive manufacturing and distribution expertise at both. As an independent director at Gardner Denver, he had an integral role in the sale of Gardner Denver to KKR. Mr. Arnold brings public company board and management, mergers & acquisitions, capital allocation, manufacturing, distribution, supply chain, strategy and technology expertise to the Board. In addition, Mr. Arnold has significant international experience, having been responsible for global businesses with facilities worldwide.



SONDRA L. BARBOUR

Age: **62**

Director since **April 2019**

- Former Executive Vice President, Leidos Holdings, Inc. from August 2016 to January 2017
- Former Executive Vice President, Information Systems & Global Solutions, Lockheed Martin Corporation from April 2013 to August 2016
- Various leadership positions at Lockheed Martin Corporation from 1986 to 2013, including Chief Information Officer, Vice President of Corporate Internal Audit, Business Area Chief Information Officer and Vice President of Operations
- Member of the Board of Directors of NiSource, Inc., where she serves on the Audit and Environmental, Social, Nominating and Governance Committees
- Former member of the Board of Directors of 3M Company and Perspecta Inc.
- Chair of the Fox School of Business Management Information Systems Advisory Board

Qualifications and Skills:

During her 30-year career with Lockheed Martin, retiring as Executive Vice President of Information Systems & Global Solutions, Ms. Barbour oversaw one of the largest and most sophisticated information technology functions in the world, involving not just the routine IT functions of a 110,000+ employee business, but also supporting the design and manufacturing of fighter jets and other complex defense hardware and the provision of a broad range of technical, scientific, logistics, system integration and cybersecurity services to customers. She also managed Lockheed Martin's internal audit function. Ms. Barbour brings to the Board substantial information technology, internal control and international experience.



SUZANNE P. CLARK

Age: **57**

Director since **April 2017**

- Chief Executive Officer of the U.S. Chamber of Commerce since March 2021
- President of the U.S. Chamber of Commerce since June 2019
- Former Senior Executive Vice President and former Chief Operating Officer of the U.S. Chamber of Commerce
- Led a prominent financial information boutique, Potomac Research Group (PRG), from 2010 through September 2014
- Formerly with the Atlantic Media Company as President of the National Journal Group, a premier provider of information, news and analysis for Washington's policy and political communities
- Member of the Board of the Economic Club of Washington, D.C.
- Former President of International Women's Forum (Washington Chapter), a global group of leading women in business, law, government, technology and the arts
- Member of the Board of Directors of TransUnion, where she serves as the Chair of the Risk and Compliance Committee and serves on the Audit Committee

Qualifications and Skills:

As Chief Executive Officer of the U.S. Chamber of Commerce, Ms. Clark serves as the U.S. private sector's top commercial diplomat and has unequaled insight into American industry and commerce as well as the international interests of the Chamber's 300,000 members. Ms. Clark brings to the Board the ability to provide real-time guidance on many of the critical issues being considered in Washington and elsewhere, which could affect AGCO's strategy and operations including sustainability, government regulation and trade and commerce.



BOB De LANGE

Age: **55**

Director since **January 2021**

- Group President, Services, Distribution and Digital of Caterpillar Inc., responsible for management of the Caterpillar brand and distribution network
- Various leadership positions since joining Caterpillar Inc. in 1993, including Group President of Construction Industries; Vice President, Excavation Division; and Worldwide Product Manager, Earthmoving Division

Qualifications and Skills:

As a senior executive at Caterpillar, Mr. De Lange has unique experience from working at an international business that bears many similarities to AGCO in the issues that it faces as a result of its manufacture and distribution of highly-engineered equipment through a global manufacturing base and a broad network of distributors. Mr. De Lange brings to the Board direct experience and expertise in digitalization and the development of dealer capability against a background of the product design, supply chain, manufacturing and distribution issues experienced by AGCO.

Mr. De Lange's global experience includes world-wide product management responsibilities with significant work assignments in Europe and Asia.



ZHANNA GOLODRYGA

Age: **69**

Director since **April 2025**

- Currently serves as Executive Vice President, Emerging Energy and Sustainability at Phillips 66, a leading integrated downstream energy, manufacturing and logistics company
- Previously served as Senior Vice President, Chief Digital and Administrative Officer at Phillips 66
- Prior to joining Phillips 66, Ms. Golodryga served as Chief Information Officer and Senior Vice President for Services at Hess Corporation and Chief Information Officer at BHP Billiton Petroleum
- Serves on the Board of Directors of Regions Financial Corporation and chairs the Technology Committee
- Board Member of the Memorial Hermann Foundation

Qualifications and Skills:

With more than 30 years of various leadership roles in the energy industry and the information technology field, Ms. Golodryga currently serves as Executive Vice President, Emerging Energy and Sustainability at Phillips 66, where she is responsible for driving Energy Transition and Decarbonization across the enterprise. She has held senior roles at Phillips 66 since 2017 and in her previous role led the business transformation enabled by digital technology, including machine learning and AI. Ms. Golodryga brings to the Board substantial technology, innovation and digital, sustainability, corporate governance and international experience.



ERIC P. HANSOTIA

Age: **56**

Director since **October 2020**

- Chairman, President & CEO since January 1, 2021
- Senior Vice President, Chief Operating Officer of AGCO from January 2019 to December 2020; Senior Vice President, Global Crop Cycle and Fuse Connected Services, from 2015 to January 2019; and Senior Vice President, Global Harvesting and Advanced Technology Solutions, from 2013 to 2015.
- Prior to joining AGCO, Mr. Hansotia held several positions within Deere & Company including Senior Vice President, Global Harvesting, from 2012 to 2013, and Vice President, Global Crop Care based in Mannheim, Germany from 2009 to 2012. Prior positions with John Deere included General Manager, Harvester Works from 2005 to 2009; Vice President, Global Forestry from 2004 to 2005; and various roles at John Deere from 1993 to 2004.
- Member of the Board of Directors of The Toro Company, where he serves on the Nominating and Governance, and the Compensation and Human Resources Committees
- Member of The Business Council
- Member of the North American Agriculture Advisory Board (Rabobank)

Qualifications and Skills:

With more than 30 years of experience in the agricultural equipment industry, including working in Europe, Mr. Hansotia has direct and extensive experience in almost every aspect of our business and has broad industry knowledge in order to be able to address the needs of farmers throughout the world. Mr. Hansotia has extensive experience in the agricultural equipment industry in the areas of engineering, quality, advanced technology, manufacturing and product management. More recently, he has led AGCO's growing focus on precision agriculture, which we view as critical to the success of our farmers and the long-term sustainability of our food supply. Mr. Hansotia brings to the Board a strong strategic view on the future trends in global agriculture, proven global leadership experience as well as valuable subject matter expertise.



NIELS PÖRKSEN

Age: **61**

Director since **October 2021**

- Chairman and Chief Executive Officer at Südzucker AG since 2020; Südzucker AG (SZU: GR Xetra) is based in Germany and is one of the world's largest sugar producers
- Former Group Executive of Portfolio Solutions at Nufarm, a leading agricultural chemical company based in Australia
- Former member of the Executive Board of Nordzucker
- Former Chairman of the Board of Industrieverband Agrar, a European agriculture industry association
- Various leadership positions with German-based BASF in various countries including Divisional Head of Global Strategic Marketing, Managing Director for Plant Protection and Head of Product Development, Consulting and Registration

Qualifications and Skills:

As a senior executive in the agricultural chemicals and commodities industries for over 20 years, Mr. Pörksen brings first-hand experience of many of the issues that farmers face throughout the world. Mr. Pörksen has deep strategy experience combined with operational expertise in agricultural engineering, quality, manufacturing, sales, marketing and product management. He also brings a wealth of knowledge and involvement in international agricultural and commodity markets, especially in Europe/Middle East, from which 58% of AGCO's sales are derived.



DAVID SAGEHORN

Age: **61**

Director since **March 2022**

- Former Executive Vice President and Chief Financial Officer of Oshkosh Corporation
- Various other management positions with Oshkosh Corporation, including Vice President and Treasurer; Vice President, Business Development; and Vice President, Defense Segment
- Member of the Board of Directors of Chart Industries, Inc., where he serves on the Compensation Committee and is Chair of the Audit Committee

Qualifications and Skills:

Through his service for 13 years as the Chief Financial Officer of a large, multi-national manufacturer of specialty vehicles and access equipment for the construction, defense and other vocational industries, Mr. Sagehorn has first-hand experience with many of the finance and accounting issues faced by AGCO, as well as with the global compliance environment. His prior experience in business development adds value as AGCO continues to consider expansion through acquisitions, particularly in the precision farming area. His expertise also adds depth to the Board's expertise with audit, public-company disclosure and related functions.



MATTHEW TSIEN

Age: **64**

Director since **January 2021**

- Director, Magna International since May 2023
- Former Executive Vice President and Chief Technology Officer, General Motors
- Former President, General Motors Ventures, 2020 to 2021
- Former President of General Motors China 2014 to 2020
- Various other leadership positions since joining General Motors in 1976, including Executive Vice President and President of GM China; Vice President Planning, Program Management and Strategic Alliances, China; Executive Vice President, SAIC-GM-Wuling Automotive; Executive Director, Global Technology Engineering; Executive Director, Vehicle Systems, North America Product Development; Chief Technology Officer and Director, Business Planning, GM China

Qualifications and Skills:

Through his 40-year career with General Motors prior to his retirement, including his roles as Executive Vice President and Chief Technology Officer, Mr. Tsien helped lead one of the largest manufacturers in the U.S. evolve through successive generations of technology and performance requirements. He also has exceptional international experience, including his service as President of GM China, where he held profit and loss responsibility and led 50,000 workers producing automobiles for both the Chinese market and export. Mr. Tsien brings to the Board years of experience in engineering, electrification, connectivity, manufacturing, supply chain management and product design. Mr. Tsien has significant expertise in the management of and investment in evolving technologies.

DIRECTOR SKILLS

The following table presents on an individual basis the skills and experience of our Board Nominees in areas that are of importance to our Company. Our Board refreshment efforts over the last several years have strengthened the relevant skill set of our Board. Each Director nominee brings his or her own unique background and range of expertise, knowledge and experience, which provides a comprehensive and optimal mix of skills and qualifications necessary for our Board to effectively fulfill its oversight responsibilities.

Director Skills/Experience	Arnold	Barbour	Clark	De Lange	Golodryga	Hansotia	Pörksen	Sagehorn	Tsien
Public Company Leadership Experience serving as Chair, CEO, COO, CFO of publicly traded companies of significant size and complexity.	●					●	●	●	
Corporate Governance Experience in U.S. corporate governance through previous Board experience or executive employment.	●	●	●		●	●		●	●
Risk Management / Regulatory Experience identifying, managing and mitigating significant business risks (financial, operational, compliance, reputational, etc.).	●	●	●		●			●	
International Experience conducting business inside and outside the U.S., or other meaningful exposures to non-U.S. cultures, markets and economies.	●	●	●	●	●	●	●	●	●
Agriculture Experience in the agriculture industry and understand the impact of growing conditions and economic factors on the industry.	●					●	●		
Manufacturing Experience managing manufacturing operations, capabilities, capital needs, supply chains and cost and operating efficiencies.	●	●		●	●	●	●	●	●
Finance & Accounting Experience and understanding of financial performance and financial reporting processes for public companies and awareness of strategies to ensure accurate and compliant reporting and robust financial controls.	●	●						●	
Sustainability Experience strengthens the Board's oversight of sustainability policies, initiatives and reporting.			●	●	●				
Technology, Innovation & Digital Experience in engineering, research and development, product and/or process innovation, information technology, digitization, data and analytics and data management.		●		●	●	●			●

DIRECTORS NOT STANDING FOR REELECTION

Two of our directors are not standing for reelection. Mr. George E. Minnich will retire as a result of our mandatory retirement age for directors and after 17 years of service on the Board. The Board thanks Mr. Minnich for his dedicated and excellent service. We currently are in advanced discussions with Tractors and Farm Equipment Limited ("TAFE") regarding the resolution of the ongoing litigation and various other matters. As a result of those discussions, TAFE desires not to seek nomination on the Board under the Letter Agreement (as defined in the "Certain Relationships and Related Party Transactions" section). Accordingly, Ms. Mallika Srinivasan will not stand for reelection as a director.

DIRECTOR RECRUITMENT

On an ongoing basis, we actively are seeking potential director candidates. Our Governance Committee, working with its independent advisors, identifies the skills that are desirable in light of the skills of our existing directors, particularly those who are expected to retire in the near-term, and regularly interviews potential candidates. In 2025, Zhanna Golodryga joined the Board, bringing further expertise in the technology field, with experience in cybersecurity, digital and business transformation.

Board of Directors and Corporate Governance

DIRECTOR INDEPENDENCE

In accordance with the rules of the NYSE, the Board has adopted categorical standards to assist it in making determinations of its directors' independence. The Board has determined that in order to be considered independent, a director must not:

- be an employee of the Company or have an "immediate family member," as that term is defined in the General Commentary to Section 303A.02(b) of the NYSE rules, who is an executive officer of the Company at any time during the preceding three years;
- receive or have an immediate family member who receives or solely own any business that receives during any twelve-month period within the preceding three years direct compensation from the Company or any subsidiary or other affiliate in excess of $120,000, other than for director and committee fees and pension or other forms of deferred compensation for prior service to the Company or, solely in the case of an immediate family member, compensation for services to the Company as a non-executive employee;
- be a current partner or current employee of a firm that is the internal or external auditor of the Company or any subsidiary or other affiliate, or have an immediate family member that is a current partner or current employee of such a firm who personally works on an audit of the Company or any subsidiary or other affiliate;
- have been or have an immediate family member who was at any time during the preceding three years a partner or employee of such an auditing firm who personally worked on an audit of the Company or any subsidiary or other affiliate within that time;
- be employed or have an immediate family member that is employed either currently or at any time within the preceding three years as an executive officer of another company in which any present executive officers of the Company or any subsidiary or other affiliate serve or served at the same time on the other company's Talent and Compensation Committee; or
- be a current employee or have an immediate family member that is a current executive officer of a company that has made payments to or received payments from the Company or any subsidiary or other affiliate for property or services in an amount which, in any of the preceding three years of such other company, exceeds (or in the current year of such other company is likely to exceed) the greater of $1.0 million or two percent of the other company's consolidated gross revenues for that respective year.

In addition, in order to be independent for purposes of serving on the Audit Committee, a director may not:

- accept any consulting, advisory or other compensatory fee from the Company or any subsidiary; or
- be an "affiliated person," as that term is used in Section 10A(m)(3)(B)(ii) of the Securities Exchange Act of 1934 (the "Exchange Act"), of the Company or any of its subsidiaries.

Finally, in order to be independent for purposes of serving on the Talent and Compensation Committee, a director may not:

- be a current or former employee or former officer of the Company or an affiliate or receive any compensation from the Company other than for services as a director;
- receive remuneration from the Company or an affiliate, either directly or indirectly, in any capacity other than as a "director," as that term is defined in Section 162(m) of the Internal Revenue Code; or
- have an interest in a transaction required under SEC rules to be described in the Company's proxy statement.

These standards are consistent with the standards set forth in the NYSE rules, the Internal Revenue Code and the Exchange Act. In applying these standards, the Company takes into account the interpretations of, and the other guidance available from, the NYSE. In affirmatively determining the independence of any director who will serve on the Talent and Compensation Committee, the Board of Directors considers all factors specifically relevant to determining whether such director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of the Talent and Compensation Committee member, including the independence factors set forth in the NYSE rules.

Based upon the foregoing standards, the Board has determined that all of its directors are independent in accordance with these standards except for Mr. Hansotia and Ms. Srinivasan, and that none of the independent directors has any material relationship with the Company, other than as a director or stockholder of the Company.

The Company and Tractors and Farm Equipment Limited (TAFE) are parties to an Amended and Restated Letter Agreement, dated April 24, 2024, and that expires on April 24, 2025, regarding the current and future accumulation by TAFE of shares of the Company's common stock and certain governance matters, including the Company's nomination of a director candidate selected by TAFE. In April 2024, the Company gave notice to TAFE that the Company was terminating all of its commercial relationships with TAFE. See "Certain Relationships and Related Party Transactions" below for additional information.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board has delegated certain functions to six standing committees: an Executive Committee, an Audit Committee, a Finance Committee, a Governance Committee, a Sustainability Committee and a Talent and Compensation Committee. Each of the committees has a written charter. The Board has determined that each member of the Audit, Governance and Talent and Compensation Committees is an independent director under the applicable rules of the Internal Revenue Code, NYSE and SEC with respect to such committees. The following is a summary of the principal responsibilities and other information regarding each of the committees:

EXECUTIVE COMMITTEE

Chair:

Eric P. Hansotia

Other Members:

Michael C. Arnold
Sondra L. Barbour
Suzanne P. Clark
Bob De Lange
George E. Minnich

Principal Responsibilities

- Is authorized, between meetings of the Board, to take such actions in the management of the business and affairs of the Company which, in the opinion of the Executive Committee, should not be postponed until the next scheduled meeting of the Board, except as limited by the General Corporation Law of the State of Delaware, the rules of the NYSE, the Company's Certificate of Incorporation or By-Laws or other applicable laws or regulations.

AUDIT COMMITTEE

Chair:

Sondra L. Barbour*

Other Members:

George E. Minnich*
David Sagehorn*
Matthew Tsien

*indicates "audit committee financial expert," as defined under the regulations of the SEC

Principal Responsibilities

- Assists the Board in its oversight of the integrity of the Company's consolidated financial statements, the Company's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence and the performance of the Company's internal audit function and independent registered public accounting firm.

- Reviews the Company's internal accounting and financial controls, considers other matters relating to the financial reporting process and safeguards of the Company's assets and produces an annual report of the Audit Committee for inclusion in the Company's proxy statement.

- Reviews with management the Company's enterprise risk assessment and risk management framework as well as relevant mitigation strategies.

- Oversees cyber risk, information security and technology risk, including management's actions to identify, assess, mitigate and remediate material cybersecurity issues and risks.

- The report of the Audit Committee for 2024 is set forth under the caption "Audit Committee Report."

FINANCE COMMITTEE

Chair:	Other Members:
George E. Minnich	Sondra L. Barbour Niels Pörksen David Sagehorn

Principal Responsibilities

- Assists the Board in the oversight of the financial management of the Company including:
  - the capital structure of the Company;
  - the Company's global financing strategies, objectives and plans;
  - the Company's credit profile and ratings;
  - capital expenditure and investment programs of the Company;
  - the Company's interests in finance joint ventures; and
  - the Company's annual budget process and review.

GOVERNANCE COMMITTEE

Chair:	Other Members:
Michael C. Arnold	Bob De Lange George E. Minnich Niels Pörksen

Principal Responsibilities

- Assists the Board in fulfilling its responsibilities to stockholders by:
  - identifying and screening individuals qualified to become directors of the Company, consistent with independence, diversity and other criteria approved by the Board, and recommending candidates to the Board for all directorships and for service on the committees of the Board;
  - developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Company; and
  - overseeing the evaluation of the Board.

SUSTAINABILITY COMMITTEE

Chair:	Other Members:
Bob De Lange	Suzanne P. Clark Mallika Srinivasan

Principal Responsibilities

- Assists the Board in the oversight of:
  - the Company's policies, strategies and practices related to environmental matters;
  - the Company's workplace safety and human rights policies, practices, and strategies;
  - the Company's public disclosure of its sustainability posture and stockholder engagement related to the Company's environmental and social footprint activities; and
  - the Company's identification, assessment and management of risks associated with sustainability issues, including, but not limited to, climate-related risks.

TALENT AND COMPENSATION COMMITTEE

Chair:	Other Members:
Suzanne P. Clark	Sondra L. Barbour David Sagehorn Matthew Tsien

Principal Responsibilities

- Assists the Board with respect to the Company's compensation programs and compensation of the Company's executives.
- Responsible for the succession process for the Chief Executive Officer and other executive officers, including assisting the Board with respect to selecting, developing, evaluating and retaining the Chief Executive Officer, other executive officers and key talent.
- Produces an annual report of the Talent and Compensation Committee on executive compensation for inclusion in the Company's proxy statement.

COMMITTEE COMPOSITION AND MEETINGS

The following table shows the current membership of each committee and the number of meetings held by each committee during 2024. The Company will determine the composition and chair positions of the respective committees for the remainder of 2025 following the Annual Meeting.

Director	Executive	Audit	Finance	Governance	Sustainability	Talent and Compensation
Michael C. Arnold	●			●		
Sondra L. Barbour	●	●	●			●
Suzanne P. Clark	●				●	●
Bob De Lange	●			●	●	
Zhanna Golodryga[1]						
Eric P. Hansotia	●					
George E. Minnich[2]	●	●	●	●		
Niels Pörksen			●	●		
David Sagehorn[3]		●	●			●
Mallika Srinivasan[4]					●	
Matthew Tsien		●				●
Total meetings in 2024	4	11	4	6	3	5

● Committee Chair   ● Member

[1] Ms. Golodryga was appointed to the Board effective April 1, 2025. The Board expects to appoint Ms. Golodryga to one or more of its committees, with such committee assignment(s) to be determined at a later date.

[2] Mr. Minnich will not stand for reelection as he is retiring effective as of the 2025 Annual Meeting.

[3] Mr. Sagehorn joined the Finance Committee in April 2024.

[4] Ms. Srinivasan will not stand for reelection as discussed in the "Directors Not Standing for Reelection" section.

During 2024, the Board held five meetings, and each director attended at least 75% of the aggregate number of meetings of the Board and respective committees on which he or she served while a member thereof. Of the five meetings held during 2024, four were held in-person and one was held virtually.

IDENTIFICATION AND EVALUATION OF DIRECTOR NOMINEES

The Governance Committee has an ongoing process in place to identify potential Board candidates who possess the skills and personal characteristics that will allow the Board and its committees to best fulfill their responsibilities. As part of this process, the Governance Committee develops specific candidate profiles to guide Board refreshment as needs arise. It has retained a leading global search firm to assist in identifying candidates where appropriate. Since 2021, the Board has added five independent directors who each possess the desired expertise and meet the candidate profiles developed by the Committee.

In addition to the specific profiles established for individual searches, there are a number of factors that the Committee generally views as relevant and is likely to consider to ensure the entire Board, collectively, embraces a wide variety of characteristics. These include:

- career experience, particularly experience that is germane to the Company's business, such as with agricultural products and services, international operations, technology, distribution, product development and worldwide product management, sales, marketing, sustainability, legal, human resources and finance experience;
- experience serving on other boards of directors or in the senior management of companies that have faced issues generally of the level of sophistication that the Company faces;
- integrity and reputation;
- wisdom and judgment;
- independence;
- willingness and ability to participate fully in the work of the Board and to attend meetings in person; and
- current membership on the Company's Board — our Board values continuity (but not entrenchment).

The Governance Committee does not assign a particular weight to these individual factors. Similarly, the Committee does not expect to see all (or even more than a few) of these factors in any individual candidate. Rather, the Committee looks for a mix of factors that, when considered along with the experience and credentials of the other candidates and existing directors, will provide stockholders with a diverse and experienced Board.

The Committee strives to recommend candidates who bring a unique perspective to the Board in order to contribute to the collective diversity of the Board. The Board believes that a diversity of thought, experience, educational and professional background and other factors contributes to effective governance over the affairs of the Company for the benefit of its stockholders, and in every director search it strives to interview a diverse group of candidates. Dependent upon the specific needs of the Board at that time, when evaluating candidates for nomination as new directors, the Governance Committee ensures that included in any initial list of candidates, which is developed and from which new director nominees are to be identified by the Committee, will be candidates with a diversity of race, ethnicity and gender and the Committee considers candidates with diverse backgrounds in terms of knowledge, experience, skills and other characteristics in any initial list of candidates developed as part of a director search. The Governance Committee reviews potential Board candidates against the criteria it has established, develops a short list of candidates to recommend to the Board, obtains Board input on the candidates, arranges interviews and ultimately makes final recommendations to the Board for consideration. The Committee closely monitors the size and composition of the Board and makes recommendations as to the pace of Board refreshment so that it has the benefit of both fresh perspectives and the knowledge that tenure and experience with the Company provide.

The Governance Committee welcomes recommendations for nominations from the Company's stockholders and evaluates stockholder nominees in the same manner that it evaluates a candidate recommended by other means. In order to make a recommendation, the Committee requires that a stockholder send the Committee:

- a resume for the candidate detailing the candidate's work experience and academic credentials;
- written confirmation from the candidate that he or she (i) would like to be considered as a candidate and would serve if nominated and elected, (ii) consents to the disclosure of his or her name, (iii) has read the Company's Global Code of Conduct (the "Code") and that during the prior three years has not engaged in any conduct that, had he or she been a director, would have violated the Code or required a waiver, (iv) is, or is not, "independent" as that term is defined in the committee's charter, and (v) has no plans to change or influence the control of the Company;
- the name of the recommending stockholder as it appears in the Company's books, the number of shares of common stock that are owned by the stockholder and written confirmation that the stockholder consents to the disclosure of his or her name. (If the recommending person is not a stockholder of record, he or she should provide proof of share ownership);
- personal and professional references for the candidate, including contact information; and
- any other information relating to the candidate required to be disclosed in solicitations of proxies for election of directors or as otherwise required, in each case, pursuant to Regulation 14A of the Exchange Act.

The foregoing information should be sent to the Governance Committee, c/o Corporate Secretary, AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096, who will forward it to the chair of the Committee. The advance notice provisions of the Company's By-Laws provide that for a proposal to be properly brought before a meeting by a stockholder, such stockholder must disclose certain information and give the Company timely notice of such proposal in written form meeting the requirements of the Company's By-Laws no later than 60 days and no earlier than 90 days prior to the anniversary date of the immediately preceding Annual Meeting of stockholders. The Committee does not necessarily respond directly to a submitting stockholder regarding recommendations.

In the event that a stockholder decides to formally nominate an individual for election as a director, as contrasted with recommending an individual to the Governance Committee, the process for such nomination is described in the By-Laws of the Company.

STOCKHOLDER OUTREACH AND GOVERNANCE UPDATE

STOCKHOLDER OUTREACH

We value and place a great importance on maintaining an active stockholder outreach process. We engage in discussions with stockholders throughout the year and invite stockholders representing approximately 50% of our shares that request the opportunity to discuss AGCO with them and hold discussions with each stockholder who requests a meeting. These discussions include the topics of business strategy, financial performance, Board composition and refreshment, sustainability and compensation. We also talked with over 100 other stockholders during the course of 2024 as part of regular engagement with our investor relations team.

GOVERNANCE UPDATE

Our Governance Committee regularly conducts a systematic and comprehensive review of governance practices with the objective of considering topics at each meeting and, over a reasonable time, updating our practices where the Committee concludes that there may be alternative or additional practices that would be in the best interests of our stockholders. To assist them in this process, the independent directors continue to retain a recognized independent expert. The Governance Committee regularly reviews various governance topics, including:

- *Committee Chair Rotation*. The Governance Committee continues to employ a term limit of five years for the Chairs of the Audit, Governance, and Talent and Compensation Committees. We believe that the limit better assures fresh perspectives in each committee's consideration of appropriate topics. We also believe that a five-year limit is a best practice.

- *Committee Structure and Refreshment*. We regularly review the Board committee structure and have considered the suggestion that there be a separate Strategy Committee. That suggestion was not adopted based on the strong belief of our directors that strategy is the responsibility of all directors and should not be delegated. We also regularly review Board committee membership and committee assignments to enhance Board knowledge and to bring fresh perspectives. Most recently, in 2022, we added a Sustainability Committee.

- *Lead Director Duties*. The Governance Committee previously expanded the Lead Director duties to include, among other things, a clearer role in overseeing meetings of non-management and independent directors, authority to implement decisions and recommendations of independent directors, authority to retain advisors and consultants with respect to all Board functions (and not just with respect to compensation and recruiting), and a broader role in reviewing the performance of the Board. We believe that our Lead Director duties provide a robust role and reflect best practices.

- *Lead Director Rotation*. Consistent with the discussion above of committee chair rotation, the Governance Committee maintains a limit for the Lead Director role, in the absence of exceptional circumstances, of five years.

- *Share Ownership Requirements*. The Governance Committee regularly reviews the share ownership requirements for directors and current requirement of share ownership of common stock, or other equity equivalents, for non-employee directors is equal in value to five-times the value of the annual retainer.

  At the same time, the Governance Committee currently requires a share ownership requirement for our CEO and other executive officers of six-times and three-times their base compensation, respectively. We believe that these ownership requirements reflect best practices.

- *Board Size and Composition*. Consistent with its annual practice, the Governance Committee reviewed the Board's size and structure and considered it relative to the extensive ongoing Board refresh process the Board is pursuing. The Board has added five new independent members since 2021 and believes that the refreshment process should proceed in a manner that gives new Board members the benefit of interacting with those having longer tenure. In addition, with the assistance of a third-party advisor, we completed a comprehensive refreshment of our strategy that was reviewed and adopted by the full Board. The Governance Committee determined that the specific expertise it had identified for its ongoing Board search was consistent with the strategic plan and would best serve the Company.

- *Hedging and Pledging*. Our current policy prohibits hedging and pledging. At the request of Ms. Srinivasan, as a result of her role at TAFE, the policy was narrowed to cover only securities where the director or officer directly or indirectly controls a majority of the equity securities of the owner of the AGCO securities or otherwise directly controls the equity securities of the Company. We believe that these prohibitions are best practices and, with the exception of the narrowing requested by Ms. Srinivasan, are the most stringent possible.

Independent of the systematic process of considering governance updates, the Governance Committee also considered the separation of the Chairman and CEO roles in connection with the retirement of our Chairman and CEO at the end of 2020. Although the Committee considers the Board and executive leadership structure regularly, in this instance, the specific consideration of the combination/separation of the Chairman and CEO roles took place at no fewer than six different Committee meetings over 10 months, as well as at executive sessions, full-Board meetings and meetings of the independent directors only. We also solicited input of stockholders with respect to retaining the combined role, and more stockholders were supportive of retaining the combined role than not. The Committee, and ultimately the full Board, considered an extensive range of issues and factors and unanimously concluded, other than Ms. Srinivasan, that it was in the best interests of stockholders to continue with a robust Lead Director structure. The process followed with respect to whether to separate the CEO and Chairman roles was careful, well-considered and lengthy, with all directors having numerous opportunities to join meetings and share their views. The Governance Committee will continue to review this topic on an annual basis.

As time permits at future meetings, the Governance Committee will continue its review of governance practices, which may include director term limits, director mandatory retirement age, stockholder requirements for calling special meetings, stockholder ability to act by written consent, clawbacks, limitations on other Board service (overboarding), proxy access and other appropriate topics that are brought to the Committee's attention.

BOARD LEADERSHIP STRUCTURE

Mr. Hansotia, who is also the Chief Executive Officer of the Company, serves as Chairman of the Board; Mr. Arnold serves as Lead Director of the Board. The Company holds executive sessions of its non-management directors at each regular meeting of its Board. The Lead Director presides over executive sessions and at all meetings of the Board in the absence of the Chairman, provides input to the Chairman on setting Board agendas, generally approves information sent to the Board (including meeting schedules to assure sufficient discussion time for all agenda items), ensures that he is available for consultation and direct communication at the request of major stockholders, leads the performance evaluation process of the Chief Executive Officer and has the authority to call meetings of the independent directors.

The Board reviews the Company's Board leadership structure annually. As part of this process, the Board considered the structures used by peer companies, alternative structures and the effectiveness of the Company's current structure. The Board believes that having the Chief Executive Officer serve as Chairman is important because it best reflects the Board's intent that the Chief Executive Officer function as the Company's overall leader, while the Lead Director provides independent leadership to the directors and serves as an intermediary between the independent directors and the Chairman. The resulting structure sends a message to our employees, customers and stockholders that we believe in having strong, unifying leadership at the highest levels of management. At the same time, having a Lead Director with a well-defined role provides an appropriate level of independent oversight and an effective channel for communications when needed.

RISK OVERSIGHT

The Company's management maintains an enterprise risk assessment process that considers the risks that face the Company that management has identified as the most significant. The risk assessment process also considers appropriate strategies to mitigate those risks. Using an outline provided by the Center on Executive Compensation ("CEC"), we completed an assessment in early 2024 to determine whether our compensation programs discourage plan participants from taking "excessive risks." The assessment confirmed, using the CEC criteria, that our compensation program discourages taking excessive risks. Management periodically meets with the Company's Audit Committee and Talent and Compensation Committee and reviews these and other risks, including cyber-related risks and relevant strategies.

CORPORATE GOVERNANCE PRINCIPLES, COMMITTEE CHARTERS AND GLOBAL CODE OF CONDUCT

The Company provides various corporate governance and other information on its website. This information, which is also available in printed form to any stockholder of the Company upon request to the Corporate Secretary, includes the following:

- our corporate governance principles and charters for the Audit, Executive, Finance, Governance, Sustainability, and Talent and Compensation Committees of the Board are available under the "Investors" section of our website under the heading "Governance;" and

- the Company's Global Code of Conduct is available under the "About Us" section of our website under the heading "Code of Conduct."

In the event of any waivers of the Global Code of Conduct with respect to certain executive officers, those waivers will be available in the heading "Code of Conduct" of our website.

In addition, the Board also has a set of "Roles, Responsibilities and Expectations" designed to provide for a uniform understanding of the operation and functioning of the Board and its collegial operations.

TALENT AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2024, Messrs. Sagehorn and Tsien and Mses. Barbour and Clark (Chair) served as members of the Talent and Compensation Committee. No member of the Talent and Compensation Committee was an officer or employee of the Company or any of its subsidiaries during 2024. None of the Company's executive officers serve on the Board of Directors of any company of which any director of the Company serves as executive officer.

DIRECTOR COMPENSATION

The following table provides information concerning the compensation of the members of the Board for the most recently completed year. As reflected in the table, each non-employee director received an annual base retainer of $135,000 plus $185,000 in restricted shares of the Company's common stock for Board service. Committee chairs received an additional annual retainer of $15,000 (or $25,000 for the chair of the Audit Committee, $20,000 for the chair of the Talent and Compensation Committee and $17,500 for the chair of the Governance Committee). Mr. Arnold, who was the Lead Director in 2024, also received an additional annual $40,000 Lead Director's fee. Each non-employee director received an additional annual retainer of $6,000 if they served on three or more Board committees (excluding the Executive Committee). The Company does not have any consulting arrangements with any of its directors.

2024 DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Total ($)
Michael C. Arnold	192,500	185,000	377,500
Sondra L. Barbour	166,000	185,000	351,000
Suzanne P. Clark	155,000	185,000	340,000
Bob De Lange	150,000	185,000	335,000
George E. Minnich	156,000	185,000	341,000
Niels Pörksen	135,000	185,000	320,000
David Sagehorn[3]	139,104	185,000	324,104
Mallika Srinivasan	135,000	185,000	320,000
Matthew Tsien	135,000	185,000	320,000

[1] Mr. Hansotia, as an employee of the Company, was not compensated for his service on the Board.

[2] The Long-Term Incentive Plan provides for annual restricted stock grants of the Company's common stock to all non-employee directors. For 2024, each non-employee director was granted $185,000 in restricted stock. All restricted stock grants are restricted as to transferability for a period of one year following the award. In the event a director departs from the Board, the non-transferability period expires immediately. The 2024 annual grant occurred on April 25, 2024, resulting in 1,572 shares per director. The amounts above reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation-Stock Compensation" ("ASC 718").

After shares were withheld for income tax purposes in certain jurisdictions, each director held the following shares as of December 31, 2024 related to this grant: Mr. Arnold — 1,572 shares; Ms. Barbour — 1,572 shares; Ms. Clark — 1,572 shares; Mr. De Lange — 1,572 shares; Mr. Minnich — 1,021 shares; Mr. Pörksen — 1,289 shares; Mr. Sagehorn — 1,572 shares; Ms. Srinivasan — 1,100 shares; and Mr. Tsien — 1,572 shares.

[3] Mr. Sagehorn joined the Finance Committee, in addition to his existing roles on the Audit and Talent and Compensation Committee, in April 2024 and received a pro-rata portion of the annual $6,000 retainer for serving on three or more Board committees (excluding the Executive Committee) during 2024.

DIRECTOR ATTENDANCE AT THE ANNUAL MEETING

It is policy that all directors are expected to attend Annual Meetings of the Company's stockholders. All of the incumbent directors on the Board attended the Company's Annual Meeting held in April 2024 in person.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

The Company encourages stockholders and other interested persons to communicate with members of the Board. Any person who wishes to communicate with a particular director or the Board as a whole, including the Lead Director or any other independent director, may write to those directors in care of Corporate Secretary, AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096. The correspondence should indicate the writer's interest in the Company and clearly specify whether it is intended to be forwarded to the entire Board or to one or more particular directors. The Corporate Secretary will forward all correspondence satisfying these criteria.




PROPOSAL 2

NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF THE COMPANY'S NEOs

✓ The Board recommends a vote "FOR" the non-binding advisory resolution to approve the compensation of the Company's NEOs.

In accordance with the requirements of Section 14A of the Exchange Act, the Board is submitting a "say-on-pay" proposal for stockholder consideration. While the vote on executive compensation is non-binding and solely advisory in nature, the Board and the Talent and Compensation Committee will review the voting results and seek to determine the causes of any negative voting result to better understand any issues and concerns that our stockholders may have. We intend to hold annual say-on-pay votes. Stockholders who want to communicate with the Board or management regarding compensation-related matters should refer to "Stockholder Communication with the Board of Directors" in this proxy statement for additional information.

Our compensation philosophy, program design and application are described under "Compensation Discussion and Analysis."

COMPENSATION PHILOSOPHY AND PROGRAM DESIGN

The Company's compensation philosophy and program design is intended to support the Company's business strategy and align executives' interests with those of stockholders and employees (*i.e.*, pay for performance). A significant portion of the Company's executive compensation opportunity is related to factors that directly and indirectly influence stockholder value. The Company believes that as an executive's responsibilities increase, so should the proportion of his or her total pay comprised of annual incentive cash bonuses and long-term incentive compensation, which supports and reinforces the Company's pay for performance philosophy.

BEST PRACTICES IN EXECUTIVE COMPENSATION

The Talent and Compensation Committee regularly reviews best practices related to executive compensation to ensure alignment with the Company's compensation philosophy, business strategy and stockholder focus. The Company's executive compensation programs consist of the following, several features of which were added in response to stockholder feedback:

- A formal compensation philosophy approved by the Talent and Compensation Committee that generally targets executive's total compensation levels (including NEOs) at the median (or 50th percentile) of the market and provides opportunity for upside compensation levels for excellent performance;

- A well-defined peer group of similar and reasonably-sized industrial and manufacturing companies to benchmark NEO and other officer compensation;

- An annual incentive compensation plan ("AIP Plan") that includes targets that are 40% based upon adjusted operating margin and 40% based on Return on Net Assets ("RONA"), both of which are adjusted on a sliding scale based upon changes in industry conditions to address agricultural equipment industry cyclicality that often does not reflect the performance of the overall economy. The sliding scale addresses this cyclicality by normalizing targets so executives will be rewarded for operational performance and quick response to changing demands. In addition, the targets also include 10% based on "employee engagement" and 10% based on "customer satisfaction;"

- A balanced long-term incentive plan ("LTI Plan") consisting of (i) a performance share plan, which comprises approximately 60% of an NEO's target LTI award and (ii) restricted stock units ("RSUs"), which comprise approximately 40% of an NEO's target LTI award. The performance share plan includes targets that are 50% based upon three-year revenue growth and 50% based upon three-year RONA (which is adjusted on a sliding scale based on changes in industry conditions to address agricultural equipment industry cyclicality), both subject to a relative Total Shareholder Return ("TSR") modifier of +/- 20%;

- Awards under the LTI Plan include so-called "double trigger" equity vesting in the event of change of control;

- A compensation recovery policy, compliant with NYSE listing standards, requiring the Company to recoup erroneously awarded incentive compensation from executive officers in the event of certain accounting restatements;

- Stock ownership requirements that encourage executives to own a specified level of stock, which emphasizes the alignment of their interests with those of stockholders;

- Modest perquisites for executives (including NEOs);

- A plan design that mitigates the possibility of excessive risk that could harm long-term stockholder value;
- Following Mr. Crain's retirement at the end of 2024, no remaining NEO is entitled to a gross-up for excise taxes on severance payments due to a change of control; and
- A conservative approach to share usage associated with our stock compensation plans.

When the Talent and Compensation Committee considers exceptions from these practices it does so only after careful deliberation and input from its compensation consultant. Ultimately, the Talent and Compensation Committee has and will continue to take action to structure the Company's executive compensation practices in a manner that is consistent with its compensation philosophy, business strategy and stockholder focus.

We are asking our stockholders to indicate their support for the Company's NEO compensation as described in this proxy statement. This proposal gives our stockholders the opportunity to express their views on the Company's NEO compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's NEOs and the philosophy, policies and practices thereof described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2024 Summary Compensation Table and the other related tables and accompanying narrative set forth in this Proxy Statement."

 

PROPOSAL

3

APPROVAL OF THE AGCO CORPORATION EMPLOYEE STOCK PURCHASE PLAN

✓ **The Board recommends a vote "FOR" the approval of the approval of the AGCO Corporation Employee Stock Purchase Plan.**

OVERVIEW

We are asking our stockholders to approve the AGCO Corporation Employee Stock Purchase Plan (ESPP). The Board adopted the ESPP on December 12, 2024, subject to stockholder approval. The purpose of the ESPP is to provide employees of the Company and its participating subsidiaries and affiliates with an opportunity to acquire an interest in the Company through the purchase of shares of our common stock (which are offered at a discounted purchase price). The ESPP is intended to build an ownership mindset among employees, foster employees' commitment to the Company and allow employees to share in the growth and success of the Company.

The ESPP includes two components. One component is geared toward U.S. participants and is structured to comply with the requirements of Section 423 of the Internal Revenue Code (the "423 Component"). The Company intends that the 423 Component of the ESPP, if approved, qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code so that employees located in the U.S. who participate in the ESPP will enjoy certain tax advantages, as described below. The other component is geared toward non-U.S. participants and is not structured to comply with the requirements of Section 423 of the Code (the "Non-423 Component"). The Non-423 Component enables the Company to tailor the benefits provided under the ESPP for participants located in jurisdictions outside of the U.S.

DESCRIPTION OF THE EMPLOYEE STOCK PURCHASE PLAN

The principal provisions of the ESPP are summarized below. This summary is qualified in its entirety by reference to the ESPP document, a copy of which is attached as an appendix at the end of this proxy statement. To the extent that the description below may differ from the text of the ESPP, the text of the ESPP will control.

ADMINISTRATION

The ESPP will be administered by a "Committee." The Talent and Compensation Committee will generally constitute this Committee. However, to the extent not prohibited by applicable law, the Talent and Compensation Committee may appoint one or more officers or employees to carry out some or all of its responsibilities under the ESPP. Where applicable, references to the "Committee" in the summary below will be deemed to refer to any such appointee of the Talent and Compensation Committee. Additionally, the Board may at any time exercise the rights and duties of the Committee under the ESPP, except with respect to matters which under applicable law are required to be determined in the sole discretion of the Talent and Compensation Committee or a committee of independent directors.

Subject to the express provisions of the ESPP and applicable law, the Committee's administrative authorities include, among other things: the designation of entities and participants eligible to participate in the ESPP, the determination of contribution rates and other terms for eligible participants, the ability to appoint a broker to manage participant accounts under the ESPP, the authority to adopt rules necessary for administration of the ESPP, and the authority to interpret and construe the ESPP in its sole discretion. The Committee is explicitly authorized to make modifications to the terms of the ESPP in order to administer and implement the provisions of the Non-423 Component in non-U.S. jurisdictions to the fullest extent possible, including through the adoption of rules, procedures and sub-plans for the Non-423 Component that are outside of the scope of Section 423 of the Internal Revenue Code.

AMENDMENT OF THE ESPP

The Committee may amend the ESPP in its discretion at any time for any reason, except that any amendment that requires stockholder approval under applicable law must be approved by the Board and then submitted to our stockholders for approval. The Internal Revenue Code generally requires stockholder approval if an amendment to a qualified Section 423 employee stock purchase plan that seeks to increase the aggregate number of shares that may be issued under the plan (other than certain permitted adjustments), change the designation of corporations whose employees may participate in the plan (unless, as provided in the ESPP, the plan provides that designations of participating corporations may be made from time to time from among a group consisting of the granting corporation and its related corporations), or change the granting corporation or the stock available for purchase under the plan.

TERMINATION OF THE ESPP

Assuming the ESPP is approved by our stockholders, it will expire by its terms on December 12, 2034. However, the Committee may suspend or terminate the ESPP in its discretion at any earlier time for any reason.

PARTICIPANTS

Generally, a U.S.-based employee of the Company or a participating subsidiary will be eligible to participate in the 423 Component if the employee: (i) has been continuously employed for more than 90 days (or such longer period, not to exceed two years, as determined by the Committee prior to a particular offering period), and (ii) is customarily employed for at least 20 hours per week and for more than five months in any calendar year.

Notwithstanding the foregoing, the Committee may exclude from participation in the ESPP or any offering under the 423 Component, in a manner permitted under Section 423 of the Internal Revenue Code, employees who are (i) "highly compensated employees" (within the meaning of Section 414(q) of the Internal Revenue Code) with compensation above a certain level or who are officers or subject to the disclosure requirements of Section 16(a) of the Exchange Act or (ii) citizens or residents of a foreign jurisdiction where the grant of an option under the ESPP to such employee would be prohibited under the laws of the foreign jurisdiction or the grant of an option under the ESPP to such employee in compliance with the laws of the foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Internal Revenue Code, as determined by the Committee in its discretion.

Generally, unless otherwise determined by the Committee, a non-U.S. based-employee of the Company or a participating subsidiary will be eligible to participate in the Non-423 Component if the employee has been continuously employed for more than 90 days (or such longer period as determined by the Committee prior to a particular offering period).

Additionally, no employee may be granted an option to purchase shares under the ESPP if (i) such employee, immediately after the grant, would own capital stock of the Company or options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary, or (ii) to the extent the option would permit the employee's rights to purchase shares under all of our employee stock purchase plans (in accordance with Section 423(b)(8) of the Internal Revenue Code) to accrue at a rate exceeding USD 25,000 of the fair market value of such stock (determined as of the option grant date) for each calendar year in which the option is outstanding.

As of February 21, 2025, the Company and its subsidiaries and affiliates employed approximately 23,500 individuals, approximately 4,000 of which were U.S.-based individuals and approximately 19,500 of which were non-U.S.-based individuals. Each such employee would be eligible to participate in the ESPP, to the extent that (i) the individual is employed by the Company, or a subsidiary or affiliate that is designated by the Committee to participate in the ESPP, and (ii) the individual meets the applicable eligibility requirements.

SHARES AVAILABLE FOR ISSUANCE

Subject to certain adjustments, the maximum number of shares that may be issued under the ESPP is 4,000,000 shares of common stock. Shares of common stock issued under the ESPP may be newly issued shares, treasury shares or shares acquired on the open market.

The market value of a share of common stock as of March 7, 2025 was $102.70.

TERMS AND CONDITIONS OF OPTIONS

The ESPP provides for offering periods which occur each year during (i) the six-month period starting on January 1 and ending on June 30 of such year, and (ii) the six-month period starting on July 1 and ending on December 31 of such year. The first offering period will commence at such time as the Committee determines in its discretion. The Committee shall have the authority to change the duration, frequency, start and end dates of offering periods, provided that no offering period may be longer than 27 months.

An eligible employee may elect to become a participant in the ESPP by submitting an enrollment form to the Company in accordance with the procedures established by the Committee. During each offering period, a participant may contribute between 1% and 10% (or such other maximum percentage as the Committee may establish prior to a particular offering) of the participant's eligible compensation into the plan. Unless otherwise determined by the Committee before a particular offering period, "compensation" for purposes of the ESPP generally includes base salary and base wages (excluding overtime) before deduction for any salary deferral contributions made by the employee to a 401(k) plan, a nonqualified deferred compensation plan, or a cafeteria plan. The Committee has the discretion to determine the application of this definition of "compensation" to non-U.S. participants. Unless otherwise determined by the Committee, a participant's contribution rate will generally automatically remain in effect for future offering periods, if the participant doesn't change it.

On the first trading day of the offering period (the "offering date"), each participant will be granted an option to purchase, on the last trading day of the offering period (the "purchase date"), a number of shares determined by dividing their accumulated contributions by the applicable purchase price. On the purchase date, a participant's option to purchase shares will be exercised automatically and the participant's accumulated contributions will be used to purchase the maximum number of whole shares and, unless otherwise determined by the Committee, fractional shares, possible. The purchase price for each share will be 90% of the fair market value of a share on the purchase date. However, prior to an offering period, the Committee may (1) change the percentage above to 85% or more and/or (2) change the purchase price so that it means an amount equal to the prescribed percentage of the lesser of (i) the fair market value of a share on the offering date and (ii) the fair market value of a share on the purchase date. No participant may purchase more than 10,000 shares (subject to certain adjustments, as described below under the heading "Adjustments") in a particular offering period (which number may be modified by the Committee prior to a particular offering).

As soon as reasonably practicable after the purchase date for an offering period, we will arrange for the delivery to each participant of the shares purchased upon exercise of the participant's option. Unless otherwise determined by the Committee, the shares will be deposited directly into a share account established by a designated broker and maintained on the participant's behalf, and may not be transferred out of the share account (i) for a two-year period (or such other period as determined by the Committee, which may be "indefinitely") or (ii) until an earlier disposition of the shares. In addition, unless otherwise determined by the Committee, participants are restricted from disposing of shares acquired under the ESPP for six months after the purchase date (or such other period determined by the Committee, which may not exceed the longer of two years from the offering date or one year from the purchase date).

If an offering is over-subscribed, the Committee will reduce the number of shares each participant can purchase in a pro-rata manner.

If the ESPP is terminated, the Committee may elect to terminate any outstanding offering period either immediately, or after shares have been purchased on the last trading day of the offering period (which may, in the discretion of the Committee, be accelerated) and all amounts that have not been used to purchase shares will then be returned to participants.

WITHDRAWAL AND TERMINATION OF EMPLOYMENT

Participants may elect to withdraw from an offering and receive accumulated contributions that have not yet been used to purchase shares by submitting a revised enrollment form to the Company at least 15 days prior to the purchase date (or such other period as determined by the Committee). No contributions will be made for future offering periods unless the participant re-enrolls in the ESPP. Participants who terminate employment or whose employment is terminated for any reason before the end of an offering period will be deemed to have withdrawn from the ESPP and accumulated contributions that have not yet been used to purchase shares will be returned to the participant.

ADJUSTMENTS

In the event that any dividend or other distribution (whether in the form of cash, shares, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, or exchange of our shares or our other securities, or other change in our structure affecting our shares occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, our Committee will, in such manner as it deems equitable, adjust the number and class of shares that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each outstanding option under the ESPP and certain numerical limits in the ESPP.

CORPORATE TRANSACTIONS

In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Internal Revenue Code, each outstanding option will be assumed or an equivalent option substituted by the successor corporation, or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the offering period with respect to which the option relates will be shortened by setting a new purchase date that occurs before the date of the applicable transaction.

MISCELLANEOUS

Contributions, rights with respect to the exercise of an option and rights to receive shares under the ESPP are generally not transferable during a participant's lifetime. In the event of a participant's death, the Company will deliver any accumulated contributions to the executor or administrator of the participant's estate or, if permitted by the Committee, to a designated beneficiary.

A participant in the ESPP who is granted an option will have none of the rights or privileges of a stockholder of the Company unless and until shares are delivered to the participant upon the exercise of the option.

To the extent required by applicable law, a participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax, social insurance contribution or other obligations that arise in connection with the ESPP.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following describes the federal income tax consequences of participation in the 423 Component of the ESPP. It is only a summary and does not address all aspects of taxation that may be relevant to a particular participant, according to the participant's personal circumstances. Participants should consult with their personal tax and legal advisors concerning the application of the principles described below to their own situations. Tax laws are subject to change.

A participant contributes to the 423 Component through payroll deductions. The participant recognizes ordinary income on the gross amount of those payroll deductions, which are subject to withholding by the employer (and the employer is entitled to a corresponding deduction). Amounts that are contributed to the 423 Component on behalf of a participant are net of any taxes withheld.

The grant of an option under the 423 Component at the commencement of an offering period does not give rise to taxable income and the employer has no corresponding deduction.

A participant's subsequent federal income tax liability will depend on whether the participant makes a "qualifying disposition" or "disqualifying disposition" of the shares acquired upon automatic exercise of an option under the 423 Component. A qualifying disposition will generally occur if the sale or other disposition of those shares is made after the participant has held the shares until the later of (i) the expiration of the two-year period from the offering date, or (ii) the expiration of the one-year period from the purchase date. A disqualifying disposition will generally occur if the sale or other disposition of those shares occurs before the end of the above-described holding period. Under the terms of the ESPP, a participant is required to promptly notify the Company of any disqualifying disposition.

QUALIFYING DISPOSITION

The participant will generally recognize ordinary income in the year of the qualifying disposition equal to the lesser of: (i) the excess of the fair market value of the shares at the time of the disposition over the purchase price paid for the shares or (ii) the discount on the shares as calculated based on the fair market value of the shares on the offering date. The amount of ordinary income the participant recognizes upon such a qualifying disposition will generally be reported by the employer on a W-2 wage statement for the year of such disposition. Such ordinary income is not subject to federal income tax withholding. The participant must make arrangements to pay any tax obligations. The employer is not generally entitled to a corresponding deduction.

Any additional gain recognized upon the qualifying disposition will be long-term capital gain. If the fair market value of the shares on the date of the qualifying disposition is less than the purchase price the participant paid for the shares, there will be no ordinary income, and any loss recognized will be a long-term capital loss.

DISQUALIFYING DISPOSITION

The participant will generally recognize ordinary income in the year of the disqualifying disposition equal to the excess of (i) the fair market value of the shares on the purchase date over (ii) the purchase price paid for the shares, regardless of the price at which the participant sells the shares. The amount of ordinary income the participant recognizes upon such a disqualifying disposition will be reported by the employer on a W-2 wage statement for the year of such disposition. Such ordinary income is not subject to federal income tax withholding. The participant must make arrangements to pay any tax obligations. The employer is generally entitled to a corresponding deduction.

Any additional gain recognized upon the disqualifying disposition will be capital gain. If the sale price is less than the fair market value of the shares on the purchase date, then the participant will have a capital loss equal to this difference. Such capital gain or loss will be long-term if the shares are held for more than one year or short-term if the shares are held for one year or less.

TAX CONSEQUENCES OUTSIDE THE U.S.

Tax consequences of participation in the Non-423 Component of the ESPP may vary by jurisdiction.

NEW PLAN BENEFITS

The receipt and allocation of benefits under the ESPP depend on whether eligible employees elect to participate in the ESPP and the fair market value of shares on future dates. Accordingly, it is not possible to predict the receipt or allocation of such benefits at this time.

EQUITY COMPENSATION PLAN INFORMATION

AGCO maintains its 2006 Long-Term Incentive Plan pursuant to which we may grant equity awards to eligible persons. The following table gives information about equity awards under our Plan.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Awards Under the Plans	(b) Weighted-Average Exercise Price of Outstanding Awards Under the Plans (S)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders	879,102	126.48	3,441,051
Equity compensation plans not approved by security holders	—	—	—
Total	879,102	126.48	3,441,051

If the ESPP is approved by our stockholders at our Annual Meeting, then the Company intends to register shares issuable under the ESPP on a Form S-8 Registration Statement filing with the SEC prior to the occurrence of the first purchase date.

 

PROPOSAL 4

RATIFICATION OF COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025

✓ **The Board recommends a vote "FOR" the ratification of the Company's independent registered public accounting firm for 2025.**

The Company's independent registered public accounting firm is appointed annually by the Audit Committee. The Audit Committee examined a number of factors when selecting KPMG LLP, including qualifications, staffing considerations, and independence and quality controls. The Audit Committee has appointed KPMG LLP as the Company's independent registered public accounting firm for 2025. KPMG LLP served as the Company's independent registered public accounting firm for 2024 and is considered to be well-qualified.

In view of the difficulty and expense involved in changing independent registered public accounting firms on short notice, should the stockholders not ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for 2025 under this proposal, it is contemplated that the appointment of KPMG LLP for 2025 will be permitted to stand unless the Board finds other compelling reasons for making a change. Disapproval by the stockholders will be considered a recommendation that the Board select another independent registered public accounting firm for the following year.

A representative of KPMG LLP is expected to be present at the Annual Meeting and will be given the opportunity to make a statement, if they desire, and to respond to appropriate questions.

Other Business

The Board does not know of any matters to be presented for action at the Annual Meeting other than the proposals described above. If any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy card intend to vote thereon in accordance with their best judgment.

Principal Holders of Common Stock

The following table sets forth certain information as of March 7, 2025, regarding persons or groups known to the Company who are, or may be deemed to be, the beneficial owner of more than five percent of the Company's common stock. This information is based upon SEC filings by the individual and entities listed below, and the percentage given is based on 74,582,029 shares outstanding.

Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class
Mallika Srinivasan Tractors and Farm Equipment Limited Old No. 35, New No. 77, Nungambakkam High Road Chennai 600 034, India	12,173,865 [1]	16.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	7,565,114 [2]	10.1%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	6,512,528 [3]	8.7%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	6,253,576 [4]	8.4%

[1] For Ms. Srinivasan, includes shares held individually (23,713 shares), shares held through TAFE (8,886,831 shares), and shares held through TAFE Motors and Tractors Limited (3,263,321 shares). For TAFE, includes shares held directly (8,886,831 shares) and shares held through TAFE Motors and Tractors Limited (3,263,321 shares). Ms. Srinivasan is the Chairman and Managing Director of TAFE. The Company owns a 20.7% interest in TAFE.

[2] The Vanguard Group has sole voting power with respect to none of its shares, shared voting power with respect to 26,319 of its shares, sole dispositive power with respect to 7,471,438 shares and shared dispositive power with respect to 93,676 of its shares.

[3] T. Rowe Price Associates, Inc. has sole voting power with respect to 6,116,915 shares and sole dispositive power with respect to 6,512,528 shares.

[4] BlackRock, Inc. has sole voting power with respect to 6,067,310 shares and sole dispositive power with respect to 6,253,576 shares.

The following table sets forth information regarding beneficial ownership of the Company's common stock by the Company's directors, the director nominees, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, the other NEOs and all executive officers and directors as a group, all as of March 7, 2025. Except as otherwise indicated, each such individual has sole voting and investment power with respect to the shares set forth in the table.

Name of Beneficial Owner	Shares of Common Stock[5]	Shares That May be Acquired Within 60 Days	Percent of Class
Michael C. Arnold	20,465	—	*
Sondra L. Barbour	8,945	—	*
Suzanne P. Clark	10,484	—	*
Zhanna Golodryga[1]	—	—	*
Bob De Lange	11,190	—	*
George E. Minnich[2]	22,865	—	*
Niels Pörksen	3,395	—	*
David Sagehorn	4,209	—	*
Mallika Srinivasan[3]	12,173,865	—	16.3%
Matthew Tsien	5,222	—	*
Damon J. Audia	17,509	—	*
Robert B. Crain	34,018	—	*
Seth H. Crawford[4]	15,024	—	*
Timothy O. Millwood	3,628	—	*
Eric P. Hansotia	199,318	—	*
All executive officers and directors as a group (21 persons)	12,639,348	—	16.9%

* Less than one percent

[1] Ms. Golodryga was appointed to the Board effective April 1, 2025.

[2] Mr. Minnich will not stand for reelection as he is retiring effective as of the 2025 Annual Meeting.

[3] Includes shares held individually (23,713 shares) and through TAFE (8,886,831 shares) and TAFE Motors and Tractors Limited (3,263,321 shares). Ms. Srinivasan is the Chairman and Managing Director of TAFE. The Company owns a 20.7% interest in TAFE. Ms. Srinivasan will not stand for reelection as discussed in the Directors Not Standing for Reelection section in "Proposal 1 Election of Directors."

[4] Mr. Crawford's last day of employment will be May 6, 2025.

[5] Includes the following number of restricted shares of the Company's common stock as a result of restricted stock grants under the Company's incentive plans by the following individuals: Mr. Arnold — 1,572; Ms. Barbour — 1,572; Ms. Clark — 1,572; Mr. De Lange — 1,572; Mr. Minnich — 1,021; Mr. Pörksen — 1,289; Mr. Sagehorn — 1,572; Ms. Srinivasan — 1,100; and Mr. Tsien — 1,572; All directors as a group — 12,842.

Certain Officers

Below is information as of March 7, 2025, with respect to our executive officers and certain other employees.

Name	Age	Positions
Eric P. Hansotia[1]	56	Chairman, President & CEO
Damon J. Audia	54	Senior Vice President, Chief Financial Officer
Roger N. Batkin	56	Senior Vice President, General Counsel, Chief ESG Officer and Corporate Secretary
Kelvin Bennett	57	Senior Vice President, Engineering
Stefan Caspari	46	Senior Vice President, Customer Success and Business Effectiveness
Torsten R.W. Dehner	57	Senior Vice President, General Manager, Fendt/Valtra
Luis F.S. Felli	59	Senior Vice President, General Manager, Massey Ferguson
Ivory M. Harris	51	Senior Vice President, Chief Human Resources Officer
Timothy O. Millwood	55	Senior Vice President, Chief Supply Chain Officer
Viren Shah	57	Senior Vice President, Chief Digital & Information Officer

[1] Mr. Hansotia's biography is located under the section titled "Proposal 1 Election of Directors."

Damon J. Audia has been Senior Vice President, Chief Financial Officer since July 2022. He is responsible for ensuring AGCO is well-positioned to achieve its Farmer-First strategy, delivering significant value to all stakeholders and achieving our growth ambitions.

Prior to joining AGCO, Mr. Audia served as Vice President and CFO at Kennametal, Inc. and Senior Vice President and CFO at Carpenter Technology Corporation, consecutively. He also spent 10 years in various leadership roles at The Goodyear Tire & Rubber Company, including serving as Senior Vice President of Finance for the company's North America division. In addition, Mr. Audia held various financial positions at Delphi Corporation and General Motors.

Mr. Audia received a Master of Business Administration degree from Carnegie Mellon University and an undergraduate degree in general studies from the University of Michigan.

Roger N. Batkin has been Senior Vice President, General Counsel, Chief ESG Officer and Corporate Secretary since January 2022. Mr. Batkin has overall responsibility for the company's legal matters, including the ethics and compliance program, litigation, regulatory and securities filings, intellectual property, mergers, acquisitions, joint ventures and other worldwide legal activities. Additionally, as Chief ESG Officer, he leads AGCO's sustainability efforts. Mr. Batkin is also responsible for global governmental affairs, corporate administration and records, and he is Chair of the AGCO Agriculture Foundation. Mr. Batkin supports and counsels the Board of Directors on governance and legal matters.

Mr. Batkin joined AGCO in 2000 as European Legal Counsel. Prior to AGCO, Mr. Batkin was an Associate at an international law firm.

Kelvin Bennett has been Senior Vice President, Engineering since January 2021. In this role, he is responsible for leading research and development of the full spectrum of AGCO products and integration with the brands. Mr. Bennett has a proven track record of driving change. His strong leadership skills and diverse experience encourage cross-functional cooperation and uniquely qualified him to assume this role as of January 1, 2021.

Mr. Bennett joined AGCO in Hesston, Kansas, USA, in 2007 as an Engineering Manager and was promoted to Chief Engineer for Combines in 2009. In 2011, he moved to Jackson, Minnesota, U.S., to assume the role of Vice President, Engineering, Tractors and Global Sprayers. As part of our succession-planning process, he was identified as a potential global engineering lead. Mr. Bennett accepted his first international assignment and relocated to Canoas, Rio Grande do Sul, Brazil, in 2015 to assume the role of Vice President, South America, Engineering, where he retained Global Engineering responsibilities for Associated Equipment Distributor products. In 2018, he relocated to France as Vice President, Engineering, Beauvais, for Massey Ferguson tractors to develop a broader understanding of the critical Europe and the Middle East market. During this time, he led the implementation of multiple Stage V and critical platform projects. Prior to AGCO, Mr. Bennett held Engineering positions at CNH Industrial, Husqvarna Group and Nilfisk.

Mr. Bennett holds a Master of Science degree in Mechanical Engineering and a bachelor's degree in Bio and Agricultural Engineering from the University of Arkansas at Fayetteville.

Stefan Caspari has been Senior Vice President, Customer Success and Business Effectiveness for AGCO since October 2023. Mr. Caspari is responsible for making farmers successful by ensuring AGCO's brands deliver the best end-to-end customer experiences worldwide. His division includes Product & Brand management, Distribution Management, Parts, Customer Support, Customer Experience and Enterprise Business Solutions.

Most recently at AGCO, Mr. Caspari served as the Senior Vice President and General Manager of Grain & Protein ("G&P") where he led the transformation of G&P into a leaner, more efficient, higher-performing division. Prior to that he was the Vice President of Fuse, Connected Services and Technology, where he drove AGCO's connected fleet and telemetry strategy as well as the smart farming technology implementation. He was promoted to Vice President in 2015, leading Global Strategy and Integration. In that role he led AGCO's global strategy development, company-wide performance improvement and growth as well as merger and acquisition initiatives. Other roles included Director, Multi-Brand Strategy and Governance in Europe, Africa and Middle East, and Director, Strategy and Integration.

Prior to joining AGCO, he held several leadership positions in the areas of sales, marketing and operations in the insurance and consulting industries, including Zurich Financial Services and Arthur D. Little.

Mr. Caspari holds a degree in Agricultural Engineering with majors in Economics and Marketing from the University of Bonn in Germany. He also completed the Advanced Management Program at Harvard Business School. He serves on the Board of Directors for the German American Chamber of Commerce South.

Torsten R.W. Dehner has been Senior Vice President and General Manager, Fendt/Valtra, since January 2022. In this role, Mr. Dehner is responsible for growing and reinforcing these two core brands' leading market position worldwide.

Mr. Dehner joined AGCO in 2010 as Vice President, Purchasing & Materials for Europe and the Middle East ("EME") and became Vice President of Global Parts and EME Parts & Services in 2018. His most recent role was Senior Vice President and General Manager, Europe and the Middle East.

Prior to joining AGCO, Mr. Dehner held a number of international leadership positions at Behr GmbH & Co. KG during his 12-year tenure. In his final role at Behr, he served as Group Vice President, Purchasing, leading the group's purchasing operations in Europe, North and South America, Asia Pacific, and South Africa. Mr. Dehner holds an Aeronautical Engineering degree from the University of Stuttgart and an MBA from the University of Reutlingen.

Luis F.S. Felli has been Senior Vice President and General Manager, Massey Ferguson, since January 2022. In this role, Mr. Felli is responsible for growing and strengthening this historic global brand.

Mr. Felli joined AGCO in 2018 to lead AGCO South America's strategy development, operations, and execution.

Prior to AGCO, Mr. Felli accumulated extensive experience in multinational and national companies, having worked in the agrochemical, petrochemical, sugar and ethanol, and cellulose industries. He also has a significant understanding of agricultural practices and products gained from his experience running a large family soy farming operation in Brazil's state of Maranhão.

Mr. Felli's career includes roles as General Director to Unipar Indupa Brasil & Argentina, as well as Executive Vice President for Braskem, Operations Vice President for Atvos, and Chief Operations Officer for Eldorado Brasil Celulose. He began his career at FMC Agricultural Products, ultimately living and working in the United States with responsibility for North America Marketing Intelligence and the Global Herbicides Business.

Mr. Felli is an Agronomist Engineer graduated from Luiz de Queiroz College of Agriculture – University of São Paulo, Brasil (ESALQ USP, SP, Brasil), and has an MBA from Columbia University in New York.

Ivory M. Harris has been Senior Vice President, Chief Human Resources Officer since May 2021. Ms. Harris is responsible for leading the development and execution of high-impact talent strategies that deliver winning outcomes for AGCO's employees and stakeholders.

Prior to AGCO, Ms. Harris spent 17 years with BASF, where she held HR leadership roles of increasing scope and responsibility throughout her tenure. Her most recent role was Vice President, People Service, US. Previous roles included Vice President, Total Rewards & Corporate HR Solutions, North America and Global Director, Human Resources, Bioscience Research. Ms. Harris also previously held a Senior Project Expert, International Delegation role that was based in Ludwigshafen, Germany.

Ms. Harris holds a bachelor's degree in Social Sciences and Psychology from the University of Houston.

Timothy O. Millwood has been Senior Vice President, Chief Supply Chain Officer, since August 2022. He is responsible for ensuring timely delivery of the high quality, innovative solutions farmers need to sustain their operations and livelihoods. He joined AGCO in August 2022 following a more than 30-year career at Cummins Inc. where he most recently served as Vice President, Global Manufacturing.

Mr. Millwood's career at Cummins included multiple international assignments, culminating in his leadership of purchasing and manufacturing over the past decade.

Mr. Millwood holds a bachelor's degree in industrial engineering from the Georgia Institute of Technology.

Viren Shah has been Senior Vice President, Chief Digital & Information Officer since January 2024. He leads the development, design and implementation of the company's digital vision and strategy, including IT and data analytics.

He joined AGCO in January 2024 following more than 20 years' experience in IT, supply chain and digital roles across multiple industries. Most recently he was a leader at GE Appliances, where he served as the Chief Digital Officer since October 2018. Prior to that role, he held global leadership positions including Chief Information Officer ("CIO") at Masco Cabinetry, CIO at Specialty Fashion Group and various positions at Walmart.

Mr. Shah holds a Master of Business Administration from New York Institute and an undergraduate degree in computer science from University of Mumbai (Bombay), India.

Compensation Discussion & Analysis

NAMED EXECUTIVE OFFICERS (NEOs)

    

Eric P. Hansotia
Chairman, President & CEO

Damon J. Audia
Senior Vice President, Chief Financial Officer

Robert B. Crain
Senior Vice President and General Manager, Grain & Protein*

Seth H. Crawford
Senior Vice President and General Manager, PTx**

Timothy O. Millwood
Senior Vice President, Chief Supply Chain Officer

*   Mr. Crain retired from the Company effective December 31, 2024.

** Mr. Crawford's last day of employment will be May 6, 2025.

EXECUTIVE SUMMARY

OUR 2024 BUSINESS PERFORMANCE AND FINANCIAL HIGHLIGHTS

NET SALES
($ BILLIONS)



ADJUSTED OPERATING MARGIN*
(%)



ADJUSTED EPS*
($)



*   Refer to the Reconciliation of Non-GAAP Measures at the end of this proxy statement.

BUSINESS HIGHLIGHTS

2024 was a transformative year for AGCO. The Company underwent the largest portfolio shift in its history, forged ahead on its technology journey and launched long-term structural changes to more efficiently serve farmers. The transformation began with the Company's completion of the PTx Trimble joint venture ("PTx Trimble") transaction in April 2024. The Company quickly merged the PTx Trimble brand with its Precision Planting brand and introduced its new precision ag portfolio, PTx. We believe PTx creates a global-leading mixed-fleet precision agriculture platform and enhances AGCO's technology stack offering. Additionally, we divested the majority of our Grain & Protein ("G&P") business, which we believe has improved the margin profile of the business and has strategically positioned us to focus on our three high-margin growth levers and to better serve farmers with a focused portfolio of award-winning agricultural machinery and precision ag technology products. Additionally, the Company focused on operational efficiencies to build a more resilient business. We announced a restructuring program (the "Program") in response to increased weakening demand in the agriculture industry. The initial phase of the Program is focused on further reducing structural costs, streamlining the Company's workforce and enhancing global efficiencies related to changing the Company's operating model for certain corporate and back-office functions and better leveraging technology and global centers of excellence.

FINANCIAL PERFORMANCE

The Company's full-year adjusted operating margin performance of 8.9% was its best performance in an industry downturn. The strong performance in 2024 was underpinned by our three high-margin growth initiatives: globalizing a full-line of Fendt-branded products, expanding our precision ag business and growing our parts and service business. The Company's intense focus on cost controls underscores the ongoing structural transformation at AGCO as we deliver more resilient and higher earnings across the cycle.

Net sales for 2024 were approximately $11.7 billion, or 19.1% lower than 2023. Excluding unfavorable currency translation impacts of 0.6%, net sales for the full year decreased approximately 18.5% compared to 2023. Reported income (loss) from operations was approximately $(0.1) billion in 2024 compared to $1.7 billion in 2023. Adjusted operating margins were 8.9% of net sales in 2024 as compared to 12.0% in 2023. The decrease in income from operations in 2024 was primarily the result of lower sales and production volumes reflecting weak industry conditions, the recognition of the loss on sale of the majority of the Company's G&P business as well as impairment charges and restructuring and business optimization expenses. Reported net income (loss) was $(5.69) per share, and adjusted net income was $7.50 per share. These results compare to reported net income of $15.63 per share and adjusted net income per share of $15.55 per share for 2023.

Adjusted operating margin, adjusted EPS, net sales excluding the impact of currency translation, and adjusted net income are all non-GAAP measures, and we provide reconciliations to the closest GAAP measures in the appendix at the end of this proxy statement.

OVERVIEW

The Talent and Compensation Committee considers AGCO's performance during 2024 to reflect the success of its focus on its three high-margin growth initiatives and intense focus on cost controls. Consistent with our compensation program design the past few years, certain performance targets for both the short-term AIP plan and the LTI plan were set on a "sliding scale" based upon changes in industry conditions. The sliding scale applies to adjusted operating margin and RONA in the AIP plan and to RONA in the LTI plan. As a result, the performance targets remained appropriately challenging but reasonable for management to achieve in contrast to fixed targets that are easily met when industry conditions are strong and missed when industry conditions weaken. The Committee believes the design of the incentive programs are effective at aligning pay with performance. This is demonstrated through the cash awards paying well-below target under the short-term incentive program during the industry's recent downturn.

STOCKHOLDER OUTREACH AND ENGAGEMENT

STOCKHOLDER OUTREACH

We continued an active stockholder outreach process. The outreach was broad:

- We contacted our largest stockholders representing approximately 50% of our shares, and requested the opportunity to discuss AGCO with them.
- We held discussions with each stockholder who requested a meeting. Our Lead Director and Chief Financial Officer participated in all of these discussions.
- Some large stockholders are passive investment funds that do not generally meet with company representatives.

We also talked with over 100 other stockholders during the course of 2024 as part of regular engagement with our investor relations team.

The discussions were candid, and the feedback was consistently supportive. The principal topics of discussion related to AGCO's company strategy, financial performance, Board composition and refreshment, sustainability and compensation.

None of the stockholders as part of our outreach discussions expressed any concerns regarding our current compensation approach and our efforts to provide further alignment with our key stakeholders.

Generally, stockholders continued to recognize and appreciate the efforts by the Board beginning in 2020 to update our governance and compensation approaches. We continue to closely tie our compensation plans to performance and business strategy and have established performance targets for both short-term and certain long-term incentives on a sliding scale model to account for business cyclicality. Further, since 2023, all executive AIP plan pay-outs are aligned 100% to Corporate metrics, eliminating any brand or regional weighting.

We continue our commitment to integrating sustainability into our core business strategy with a focus of reducing greenhouse gas emissions in AGCO's operations and across its value chain. Refer to our 2024 Sustainability Report for additional information on AGCO's environmental goals.

The feedback was shared with our Governance Committee, our Talent and Compensation Committee, and our Board and reflected in our approach to these issues. The full Board had robust discussions and thoughtfully considered our stockholders' feedback. The topics raised by stockholders are addressed below and elsewhere in this Proxy Statement, with sustainability and human capital addressed in our Annual Report on Form 10-K.

2025 INCENTIVE PROGRAM OVERVIEW

The Talent and Compensation Committee determined to generally maintain the 2024 incentive program design in 2025, and there were no significant structural changes to the program for 2025.

	Compensation Vehicle	Measurement Period	Metric	Link to Performance and Strategy
Short-Term Incentive (STI) Program (AIP Plan)	Annual Cash Incentives	One year	Adjusted Operating Margin (40%) *(sliding scale relative to industry)*	Aligns pay with performance and uses sliding scale approach for performance targets to manage cyclicality
			Return on Net Assets (RONA) (40%) *(sliding scale relative to industry)*	Margin improvement and sound asset management are key to improving financial performance
			Employee Engagement (10%)	Employee engagement supports employee retention and is critical to our ability to successfully implement our strategy
			Customer Satisfaction (10%)	Improved customer experience leads to better customer retention and improved sales

	Compensation Vehicle	Measurement Period	Metric	Mix	Link to Performance and Strategy
Long-Term Incentive (LTI) Program	Performance Share Plan Units ("PSP Units")	Three years	3-year Revenue growth (50%)		Aligns pay with performance
			3-year Return on Net Assets (RONA) (50%) *(sliding scale relative to industry)*	60%	Revenue and RONA metrics balance between growth and asset return discipline. RONA uses sliding scale approach for performance targets to manage cyclicality
			Both subject to relative TSR modifier (+/- 20%)		Relative TSR modifier creates stronger pay-for-performance alignment
	Restricted Stock Units (RSUs)	Three years	3-year ratable vesting period	40%	Promotes retention of key talent

RELATIONSHIP BETWEEN COMPENSATION METRICS AND FINANCIAL PERFORMANCE

DRIVERS OF OPERATING MARGIN (SHORT-TERM INCENTIVE)	**DRIVERS OF RETURN ON NET ASSETS (SHORT-TERM AND LONG-TERM INCENTIVES)**	**DRIVERS OF 3-YEAR REVENUE GROWTH (LONG-TERM INCENTIVE, PSP)**
• Focus on profitability • Cost control/expense management • Streamline operations • Near-term business execution	• Focus on profitability • Efficient use of long-term assets • Working capital efficiency • Accountability for acquisition returns	• Market share • Successful execution of business strategy • Focus on customer trends and requirements

FINANCIAL PERFORMANCE AND COMPENSATION METRICS – IMPACT OF CYCLICALITY



Our success depends in large part on the strength of the agricultural equipment industry. Historically, demand for agricultural equipment has been cyclical and generally reflected the economic health of the agricultural industry, which is impacted by a variety of economic and other factors such as commodity prices, farm income and government support. Accordingly, our financial results, including net sales, margins, earnings and cash flows, are heavily dependent on industry conditions in a given year. As reflected above, the global agricultural equipment cycle last peaked in 2023 and declined significantly in 2024 with industry conditions below mid-cycle levels, driven largely by decreases in commodity prices and farm income.

Establishing appropriate performance targets is particularly challenging due to the cyclicality of our industry – a cyclicality that often does not reflect the performance of the overall economy. Our objective is to provide targets that, with appropriate performance, are challenging but reasonable within the expected industry conditions over the duration of a performance period. Since industry conditions are difficult to forecast, our compensation payouts historically have varied significantly, largely due to unforeseen changes in conditions.

In order to address industry cyclicality, several of the targets in our incentive compensation program are set on a sliding scale tied to the 10-year average sales data for the agricultural equipment industry. The target adjustments are based upon comparing the current fiscal year's industry sales to the 10-year average. In periods where the industry experiences an increase in sales, our targets will shift upward to account for the industry improvement. In periods where the industry experiences a decrease in sales, our targets will shift downward to account for industry decline. By adjusting targets to changes in the industry cycle, the targets remain demanding but reasonable regardless of industry conditions, rewarding management for good decisions that take advantage of improving demand, and controlling costs and working capital when demand declines. By normalizing targets for cyclical industry conditions, executives will be rewarded for operational performance and quick response to changing demand.

ADJUSTING FOR CYCLICALITY IN GOAL-SETTING

HOW SLIDING SCALE GOALS WORK

As an example of how our sliding scale will work in practice, below are visual representations of both the Adjusted Operating Margin and RONA goals as they will adjust along the 10-year industry sales average axis.



ADJUSTED OPERATING MARGIN
Maximum
Target
Threshold
80%
Trough
90%
100%
Mid-Cycle
110%
120%
Peak
Industry level - % of 10-year industry average

RONA
Maximum
Target
Threshold
80%
Trough
90%
100%
Mid-Cycle
110%
120%
Peak
Industry level - % of 10-year industry average

2024 PERFORMANCE EVALUATION AND COMPENSATION

AGCO entered 2024 following a record year in 2023. However, we began experiencing softening demand in the fourth quarter of 2023, and industry demand declined sharply in 2024. To navigate the challenging market dynamics, we focused on our primary growth initiatives, executing portfolio changes, and aggressive cost control actions, including our ongoing restructuring program. While these efforts mitigated some of the impacts of the weakened market demand, our key measures of performance decreased in 2024 compared to 2023. For 2024, sales decreased by 19.1%, RONA decreased by 640 basis points, and adjusted operating margins decreased by 310 basis points, these being three of the metrics that are reflected in our incentive compensation plan approach.

COMPONENTS OF 2024 EXECUTIVE COMPENSATION

Short-Term	Mid-Term	Long-Term	
Fixed	**Variable**		
Base Salary Cash	**AIP Plan** Cash	**Performance Share Units (PSP Units)** Stock	**Restricted Stock Units (RSUs)** Stock
17%	19%	38%	26%
Purpose			
Market-competitive base salary reflecting contribution, background, knowledge, skills and performance	Annual cash incentive based on achievements of key financial targets	Based on AGCO's performance vs. financial goals aligned with generating stockholder value over the long-term	Employee Retention
Performance Period			
N/A	1 year	3 years	3 years
Performance Measures			
N/A	Adjusted Operating Margin (40%) Return on Net Assets (40%) Customer Satisfaction (10%) Employee Engagement (10%)	Revenue Growth (50%) Return on Net Assets (50%) Subject to a TSR modifier of +/- 20% relative to an agribusiness index	Stock Price Appreciation, as the ultimate award value upon settlement depends upon stock price

We believe that as an executive's responsibilities increase, so should the portion of his or her total pay comprised of incentive compensation. As illustrated below, in 2024 on average, over 70% of our NEO compensation was variable or "at risk" and tied to AGCO's performance, with the greatest portion associated with long-term incentives:



CHIEF EXECUTIVE OFFICER

73% Target LTI — 89% At-Risk Pay — 11% Base Salary — 16% Target Bonus

OTHER NEOs

50% Target LTI — 74% At-Risk Pay — 26% Base Salary — 24% Target Bonus

2024 BASE SALARY

Base salary for NEOs establishes the foundation of total compensation and supports attraction and retention of qualified executives. Each NEO's base salary is generally targeted at median levels of executives with similar roles and responsibilities at other industrial companies of similar revenue and complexity.

Base salary increases are primarily performance driven, but adjustments may be made to recognize additional responsibilities or market inequities. Generally, annual increases are effective on May 1st of each year, and the information below reflects base salary following any annual increase.

	2023	2024	% Change
Mr. Hansotia	$ 1,350,000	$ 1,400,000	4%
Mr. Audia	$ 721,000	$ 749,840	4%
Mr. Crain	$ 605,986	$ 605,986	0%
Mr. Crawford[1]	$ —	$ 525,357	—%
Mr. Millwood[1]	$ —	$ 508,820	—%

[1] Mr. Crawford and Mr. Millwood were not named executive officers in 2023. Their base salary rates for 2024 account for an annual increase on May 1, 2024.

2024 ANNUAL INCENTIVE (AIP PLAN)

Annual incentives are intended to facilitate alignment of management with corporate objectives in order to achieve outstanding performance and to meet specific AGCO financial targets. Incentive plan performance measures and targets are evaluated annually to ensure they support our strategic business objectives.

The AIP Plan is based on AGCO's performance, and in certain years, on the individualized contribution of executive officers through the leadership of their respective regional or functional areas. For 2024, AIP Plan compensation awards for all NEOs and senior vice presidents were based 100% on corporate goals for global alignment purposes, and there were no individualized goals. However, AIP Plan participants must maintain certain individual performance ratings in order to be eligible to earn an award. AIP Plan opportunities are expressed as a percentage of each executive officer's base salary. The annual award opportunities for the NEOs in 2024 were:

	Opportunity as a Percentage of Base Salary		
Name	Minimum Award	Target Award	Maximum Award
Mr. Hansotia	75%	150%	300%
Mr. Audia	50%	100%	200%
Mr. Crain	45%	90%	180%
Mr. Crawford	45%	90%	180%
Mr. Millwood	45%	90%	180%

The corporate objectives and targets are set at the beginning of each year and approved by the Talent and Compensation Committee based upon the prior year's results as well as a budget reviewed by the Finance Committee and approved by the Board. Unless determined otherwise, the Talent and Compensation Committee excludes certain predetermined items from the calculation of adjusted operating margin and Return on Net Assets in order to ensure the calculations are equitable and reflect normalized operating results. In addition, the Talent and Compensation Committee has the ability to make adjustments based upon other appropriate circumstances.

The charts below summarize the performance measures, weightings and results that the Talent and Compensation Committee approved for the 2024 annual incentive.

DESCRIPTION OF PERFORMANCE MEASURES

PERFORMANCE MEASURE AND WEIGHTING	DEFINITION	RATIONALE
Adjusted Operating Margin (40%)	Adjusted income from operations divided by net sales.	Margin improvement links to earnings and is key to increasing company performance and stockholder value.
Return on Net Assets (40%)	Adjusted income from operations divided by net assets.	Return on net assets promotes improving returns through an efficient use of capital and is an important indicator of stockholder value.
Customer Satisfaction (10%)	Utilizes the Net Promoter Score, a metric that measures customer satisfaction and loyalty, to calculate the willingness of our customers to recommend AGCO products to others. This calculation is a proxy to gauge the customer's overall satisfaction with AGCO's products and the customer's loyalty to the AGCO brand.	Improved customer experience leads to better customer retention and improved sales.
Employee Engagement (10%)	The level of our employees' commitment and connection to our organization. Employee Engagement is measured through an annual survey; the survey measures our employees' collective level of engagement via their responses to four questions that comprise our "employee engagement index."	Employee engagement supports employee retention and is critical to our ability to successfully implement our strategy.

2024 ANNUAL INCENTIVE PAYOUTS

As described previously, the financial targets for the annual incentive plan are adjusted on a sliding scale relative to actual industry conditions in order to address industry cyclicality. The performance targets remained appropriately challenging for management to achieve in contrast to fixed targets that might not have been met (due to the downturn in the agricultural industry in 2024) and, therefore, would not have provided an appropriate incentive.

As a result of the overall performance of the agricultural equipment industry and the Company's approach to align targets based upon the industry's 10-year average, the targets for adjusted operating margin and Return on Net Assets for 2024 were increased on a sliding scale by approximately 100 basis points and 1,580 basis points, respectively, from the 2023 targets. The 2024 target for Return on Net Assets also reflects the exclusion of the Company's Grain & Protein business given the Company's ongoing strategic review at the time the target was set; the Company completed its divestiture of the majority of the Grain & Protein business in November 2024. In future years, the targets will be increased or decreased as appropriate to reflect the industry's cyclical status at that time.

In order to ensure that the calculations under the AIP plan reflect what is within and what is outside of management's control, and to ensure they reflect normalized operating results, the Talent and Compensation Committee excludes certain predetermined items from the calculation of adjusted operating margin and RONA, as described in the reconciliation for each metric to the closest U.S. GAAP measure at the end of this proxy statement.

In addition, the Talent and Compensation Committee has the ability to exclude other items as deemed appropriate. Accordingly, the Talent and Compensation Committee determined that the results related to the PTx Trimble joint venture in the first year of acquisition should be excluded from the calculations of adjusted operating margin and RONA because the 2024 targets were established prior to the completion of the joint venture transaction.

As indicated below, for 2024, adjusted operating margin was equal to the threshold goal at 9.2% and RONA was below the threshold target of 42.8% at 32.4%. If the PTx Trimble joint venture had not been excluded from the calculations, the results would have been 8.9% for adjusted operating margin and 20.1% for RONA. Reconciliation of 8.9% for adjusted operating margin and 20.1% for RONA to the closest U.S. GAAP measures is provided at the end of this proxy statement.

With respect to the first of our non-financial measures, Customer Satisfaction, for 2024, we set our goal based on Net Promoter Score. We achieved a metric of 66% for this goal, which was above the target threshold of 65%. As to employee engagement, for 2024, we set our goal based on the results of our annual employee survey. We achieved a metric of 67% for this goal, which was below the target threshold of 72%.

Accordingly, the Talent and Compensation Committee determined that AGCO performed at a cumulative 27.5% of the established short-term incentive targets for 2024.

2024 ANNUAL INCENTIVE PERFORMANCE MEASURES AND RESULTS

Measure	Weight	Bonus Objective	Percent Achieved	Earned Award
Adjusted Operating Margin	40%	Performance 9.2% Threshold 9.2% Target 11.2% Maximum 12.2%	50.0%	20.0%
Return on Net Assets	40%	Performance 32.4% Threshold 42.8% Target 48.8% Maximum 51.8%	0.0%	0.0%
Customer Satisfaction	10%	Performance 66.0% Threshold 65.0% Target 67.0% Maximum 69.0%	75.0%	7.5%
Employee Engagement	10%	Performance 67.0% Threshold 72.0% Target 73.0% Maximum 74.0%	0.0%	0.0%
Total				27.5%

The short-term incentive payouts in 2024 were as follows:

Name	Target as a % of Base Salary	Achievement as a % of Target	As a % of Salary	Actual Amount
Mr. Hansotia	150%	27.5%	41%	$ 570,681
Mr. Audia	100%	27.5%	28%	$ 203,584
Mr. Crain	90%	27.5%	25%	$ 149,982
Mr. Crawford(1)	90%	—%	—%	$ —
Mr. Millwood	90%	27.5%	25%	$ 124,332

(1) Mr. Crawford was not eligible to receive a short-term incentive payout in 2024.

LONG-TERM INCENTIVE

LTI is intended to engage executives in achieving longer-term performance goals and to make decisions in the best interest of the stockholders. LTI performance goals are reviewed annually to ensure they are appropriately aligned with stockholder interests and the strategic business objectives of AGCO.

In January 2024, the Talent and Compensation Committee approved long-term incentive awards for 2024 eligible plan participants. The target award levels for each award type were set at median level of market competitiveness.

The following table summarizes type of equity awarded to our NEOs for 2024 under our LTI Plan:

AWARD TYPE	OVERVIEW	RATIONALE
Performance Share Plan (PSP): 60%	• 50% 3-year Revenue Growth • 50% 3-year Return on Net Assets (RONA) • +/- 20% TSR modifier	Both metrics are meaningful measures of our performance and have a strong correlation to generating stockholder value over the long-term. The relative TSR modifier aligns with creating value for our stockholders.
Restricted Stock Units (RSUs): 40%	• 3 year ratable vesting	Encourages executive retention. Creates alignment with long-term stockholder value.

2022 – 2024 PERFORMANCE SHARE PLAN (PSP)

The performance period for the PSP awards granted in 2022 was completed at the end of 2024.

Targets for the 2022-2024 performance cycle were set in 2022 based upon the following:

• For RONA, the target was set on a relative industry sliding scale above the target set for RONA in the short-term AIP plan for 2022 to reflect an expectation of improvement for a three-year compared to a one-year target.

• For Revenue Growth, the target was set based on achieving revenue above AGCO's prior year performance for each year in the three-year period.

In order to ensure that the calculations under the PSP reflect what is within and what is outside of management's control, and to ensure they reflect normalized operating results, the Talent and Compensation Committee excludes certain predetermined items from the calculation of revenue growth and RONA. When measuring revenue growth, the Talent and Compensation Committee excludes the impact from foreign currency translation, acquisitions and pricing, as well as adjusting for changes in the industry, in order to better assess AGCO's revenue growth year-over-year and performance while minimizing the positive or negative impact of external conditions. Accordingly, the results related to the PTx Trimble joint venture in the first year of acquisition was excluded from the calculation of revenue growth. When measuring RONA, the Talent and Compensation Committee excludes certain predetermined items from the calculation, as described in the reconciliation for the metric to the closest U.S. GAAP measure at the end of this proxy statement.

In addition, the Talent and Compensation Committee has the ability to exclude other items as deemed appropriate. Accordingly, consistent with the 2024 AIP plan, the Talent and Compensation Committee determined that the results related to the PTx Trimble joint venture in the first year of acquisition should be excluded from the calculation of RONA because the 2024 targets were established prior to the completion of the joint venture transaction.

• We evaluate performance for each year of the three-year periods independently, which provides more opportunity for consistent payouts and allows for alignment in a challenging industry environment. At the end of the three-year performance period, we average the three-year performance results to determine the number of performance shares earned. We then apply a relative TSR modifier that could result in an increase or a reduction of shares earned by 20%, dependent on the quartile of TSR performance relative to the MVIS Global Agribusiness Index for the three-year performance period.

	RONA	% of RONA Performance Shares Earned	Weighted % of Total PSP Shares Earned
Threshold	27.1%	33.3%	16.5%
Target	33.1%	100.0%	50.0%
Maximum	36.1%	200.0%	100.0%
Actual	34.8%	156.7%	78.4%

	Revenue Growth	% of "Revenue Growth" Performance Shares Earned	Weighted % of Total PSP Shares Earned
Threshold	0.0%	33.3%	16.5%
Target	3.0%	100.0%	50.0%
Maximum	6.0%	200.0%	100.0%
Actual	2.8%	95.6%	47.8%

TSR Modifier Applied to Number of Performance Shares Earned	
Percentile Rank Achieved[1]	Earned Adjustment
$\geq 75^{th}$ percentile	+ 20% share adjustment
>25th percentile and <75th percentile	No adjustment
$\leq 25^{th}$ percentile	- 20% share adjustment

[1] Quartile of performance relative to the MVIS Global Agribusiness Index.

At the conclusion of the cycle, the Talent and Compensation Committee determined that, based on the Company's performance, we achieved 34.8% with respect to RONA and 2.8% with respect to Revenue Growth. We achieved between the 25th and 75th percentile for TSR, ranking in the 63rd percentile, and therefore did not apply a TSR modifier to the number of performance shares earned. The Committee made no adjustments for the 2022-2024 PSP awards. The awards paid out at 126.2% of target.

The target award and actual number of shares received by the NEOs for the three-year PSP performance cycle (2022-2024) are shown below:

	Three-Year Performance Cycle (2022-2024)	
Name	Target Award (100%)	Actual Award (126.2%)
Mr. Hansotia	45,577	57,517
Mr. Audia	4,948	6,244
Mr. Crain	4,750	5,994
Mr. Crawford	4,750	5,994
Mr. Millwood	1,023	1,291

2024-2026 PERFORMANCE SHARE PLAN (PSP)

We granted PSP awards in 2024 with the same design as the 2022 PSP awards described above. Revenue growth will continue to be measured on a year-over-year basis over the three-year performance period. For RONA, we set targets that we believe are appropriately challenging but are reasonable for management to achieve using a sliding scale approach to manage industry cyclicality. We intend to disclose the specific RONA target goals for the 2024 PSP awards at the conclusion of the three-year performance period because of the potential for competitive harm for the Company.

MATRIX OF AWARD OPPORTUNITIES FOR AWARDS GRANTED IN 2024

	Return on Net Assets				
	Below Threshold	Threshold	Target	Outstanding	
Outstanding	100.0%	116.5%	150.0%	200.0%	Revenue Growth
Target	50.0%	66.6%	100.0%	150.0%	
Threshold	16.5%	33.3%	66.6%	116.5%	
Below Threshold	—%	16.5%	50.0%	100.0%	

If the actual performance of the goal falls in between the established goals for threshold, target and outstanding performance, the associated payout factor will be calculated using a straight-line interpolation between the two goals. In addition, the shares earned are subject to a relative TSR modifier that is determined at the end of the three-year performance cycle, that could result in an increase or a reduction of shares earned by 20%, dependent on the quartile of performance relative to the MVIS Global Agribusiness Index. The increase or reduction in shares is determined by the following percentile ranking: Less than or equal to the 25th percentile results in a 20% reduction, greater than the 25th percentile and less than the 75th percentile results in no adjustment and greater than or equal to the 75th percentile results in a 20% increase.

JOINT VENTURE TRANSACTION AWARD

On April 1, 2024, AGCO closed the PTx Trimble joint venture transaction pursuant to the Amended and Restated Sale and Contribution Agreement with Trimble. Immediately following the closing and as a result of the transaction, the Company owns an 85% interest in the PTx Trimble joint venture.

In connection with the transaction, the Talent and Compensation Committee approved a transaction-based bonus for certain employees involved in the execution of the transaction and post-merger integration. As a result of the closing of the transaction, on April 1, 2024, Mr. Audia and Mr. Crawford each received a transaction cash bonus award of $270,375 and $189,432, respectively, at the closing of the transaction, as reflected in the 2024 Summary Compensation Table. These NEOs were also eligible to earn a transaction RSU grant on May 1, 2025, with the same dollar value as their transaction cash bonus awards, generally contingent upon performance in the year following the transaction. While the 2024 cash bonus was awarded in recognition of efforts in the execution of the transaction, the 2025 RSU grant awards will not be granted as the conditions for the grant are not expected to be satisfied.

ESTABLISHMENT OF THE AGCO EMPLOYEE STOCK PURCHASE PLAN

In December 2024, the Talent and Compensation Committee recommended that the Board adopt the Employee Stock Purchase Plan (ESPP) subject to stockholder approval, as described in more detail in Proposal 3. Employees of the Company and certain of its subsidiaries and affiliates, (including, if applicable, NEOs), will be eligible to participate in the ESPP. The purpose of the ESPP is to provide participants with an opportunity to purchase shares of our common stock at a discounted purchase price. If approved by stockholders, the ESPP will become effective as of the date it is approved by stockholders, and the first offering period under the ESPP is expected to commence on July 1, 2025.

ROLE OF THE TALENT AND COMPENSATION COMMITTEE

The Talent and Compensation Committee approves all compensation for executive officers, including the structure and design of the compensation programs. We perform competitive market analysis with respect to cash compensation, long-term equity incentives and executive retirement programs to enable the Talent and Compensation Committee to review, monitor and establish appropriate and competitive compensation guidelines, determine the appropriate mix of compensation programs and establish the specific compensation levels for our executives. The Talent and Compensation Committee also exercises its judgment as to what is in the best interest of the Company and its stockholders. In addition, the Talent and Compensation Committee oversees the succession process for executive officers.

The process for compensation decisions made by the Talent and Compensation Committee involves:

- Reviewing the prior year say-on-pay voting results
- Considering feedback received from stockholders throughout the year
- Obtaining recommendations and market data from our independent compensation consultant
- Assessing business climate and industry factors
- Receiving input from our CEO and other senior members of management
- Evaluating NEO performance in alignment with Company goals

PAY GOVERNANCE AND PAY-FOR-PERFORMANCE PHILOSOPHY

The compensation provided to our senior leaders is guided by a pay-for-performance approach and the following principles:

Philosophy	Approach
Align with Stockholders' Interests	Compensation paid should align directly with the long-term interests of our stockholders, and our executives should share with them in the performance and value of our common stock.
Support Business Strategy	Compensation should be based on challenging Company performance and strategic goals, which are within our executive's control and reward performance aligned with AGCO's strategy, values and desired behaviors.
Pay for Performance	Target compensation should have an appropriate mix of short-term and long-term pay elements. In general, compensation is highly weighted – on average, over 70% – to variable or "at risk" compensation.
Encourage Executive Stock Ownership	Executives should meet minimum requirements for share ownership.
Competitive Compensation - Attract and Retain Quality Management	Executive pay is market competitive but also performance-based and structured so that it addresses retention, recruitment, market scarcity and other business concerns.

WHAT WE DO:

- ✔ Talent and Compensation Committee composed entirely of independent directors who are advised by an independent compensation consultant
- ✔ Talent and Compensation Committee annually reviews financial performance objectives in our annual and long-term incentive plans
- ✔ Annual and long-term incentive plans with performance objectives aligned to business goals
- ✔ Long-term vesting period for equity awards
- ✔ Compensation programs support a conservative approach to share usage
- ✔ Double-trigger equity vesting in the event of change-in-control
- ✔ Require substantial stock ownership for all executive officers and directors
- ✔ Clawback provisions in plans

WHAT WE DON'T DO:

- ✖ Tax gross-ups on change-in-control benefits (for all employment contracts since 2017, including the CEO)
- ✖ Encourage excessive or unnecessary risk-taking
- ✖ Reprice equity awards without stockholder approval
- ✖ Allow directors or executives to engage in hedging or pledging of AGCO's securities

COMPENSATION CONSIDERATIONS

The Talent and Compensation Committee reviews recommendations from management and, with input from its independent compensation consultant, considers various factors when making executive compensation decisions, including:

- The cyclical nature of the business
- Agricultural equipment industry outlook
- Performance relative to peers and competitors
- Current competitive market conditions
- Key areas where management can influence results over the short- and long-term
- Development and retention of top talent

BENCHMARKING COMPENSATION TO PEERS

The Talent and Compensation Committee's goal is to provide target total direct compensation (target total cash plus target LTI opportunity) for each NEO that is competitive with the median levels of other industrial companies of similar size and complexity.

The Talent and Compensation Committee annually reviews the peer group for compensation comparisons and makes updates as needed to ensure that the included companies are appropriate comparators for determining whether total compensation for NEOs aligns with market. In determining the appropriate peer group, the Talent and Compensation Committee considers the attributes of company size as well as similarity of industry and business, as outlined in the table below.

PEER GROUP – SELECTION PROCESS

REVIEW OF CURRENT COMPENSATION PEER GROUP

REVIEW CRITERIA

Our assessment of potential peer companies involved a series of key guidelines and parameters, along with sound judgment, to arrive at an appropriate compensation peer group. Note that not all compensation peer companies match all criteria, and not all criteria are of equal importance.

Review Items	Review Criteria	Consideration
Size	• Revenue falls within a range of ~0.3x to ~2x AGCO's revenues during trailing 12-month period	• For most companies, revenue is a proxy for business complexity and has the highest correlation to executive pay opportunity. • Market cap is also a useful reference (when combined with revenue). We typically consider potential peers that fall within a wider range of ~0.2x to ~5x the Company market cap.
Similar Industry	Compete within the following similar industries: • Machinery Industry • Building Products Industry • Transportation Manufacturer/Parts & Equipment • Aerospace and Defense	• Industry serves as a good reference for a company's competition for business, capital and talent. • For AGCO, there are a limited number of public ag/farm machinery companies, so we expanded our search to include other machinery and equipment companies.
Business Similarity	• Manufacturer of heavy-duty equipment and/or parts • International sales are more than 30% of total sales • Digitalization as a key initiative • Does not rely on one single dealer or distributor (with sales no more than 10% of total sales)	• These factors may impact the Company's organization structure, market risk, KPIs, sales forces and other factors, which will eventually impact the Company's pay program design.

The Talent and Compensation Committee generally reviews our peer group annually. Therefore, the peer group that was used for compensation decisions in early 2024 had been previously reviewed by the Talent and Compensation Committee in July 2023 with the assistance of its compensation consultants. The composition of that peer group (16 companies) is shown below:

BorgWarner Inc.	Oshkosh Corporation	Thor Industries, Inc.
Cummins Inc.	PACCAR Inc.	Trane Technologies Plc
Dana Incorporated	Parker Hannifin Corporation	Westinghouse Air Brake Technologies Corporation
Dover Corporation	Rockwell Automation, Inc.	Xylem Inc.
Flowserve Corporation	Stanley Black & Decker, Inc.	
Illinois Tool Works Inc.	Textron Inc.	

With the assistance of its independent consultants, the Talent and Compensation Committee reviewed our peer group in July 2024 and decided that CNH Industrial N.V. and Otis Worldwide Corporation would be added to the peer group as they are both more comparable to AGCO in terms of the peer group revenue parameters noted above and operate in similar industries, and Flowserve Corporation would be removed as its revenue is not within the range of AGCO's trailing twelve-month revenue that is described above, and it is, therefore, no longer sufficiently comparable. The composition of the current peer group following these changes (17 companies) is shown below:

BorgWarner Inc.	Oshkosh Corporation	Textron Inc.
CNH Industrial N.V.	Otis Worldwide Corporation	Thor Industries, Inc.
Cummins Inc.	PACCAR Inc.	Trane Technologies Plc
Dana Incorporated	Parker Hannifin Corporation	Westinghouse Air Brake Technologies Corporation
Dover Corporation	Rockwell Automation, Inc.	Xylem Inc.
Illinois Tool Works Inc.	Stanley Black & Decker, Inc.	

EXECUTIVE COMPENSATION AND RISK MANAGEMENT

The Talent and Compensation Committee regularly reviews compensation plans and practices to ensure they are appropriately structured and aligned with business objectives and not designed to encourage executives to take excessive risks. Using an outline provided by the Center on Executive Compensation (CEC), in early 2024 we completed an assessment to determine whether our compensation programs discourage plan participants from taking "excessive risks." The assessment confirmed, using the CEC criteria, that our compensation program discourages taking excessive risks.

STOCK OWNERSHIP REQUIREMENTS

The Company requires its directors and officers to own AGCO shares as it emphasizes the alignment of their interests with those of stockholders. The ownership program covers all directors and executive officers. The requirements are as follows:

- Chief Executive Officer to own common stock, or other equity equivalents, equal in value to six times annual salary
- Other Executive Officers to own common stock, or other equity equivalents, equal in value to three times their respective annual salaries
- Non-employee directors to own common stock, or other equity equivalents, equal in value to five times the value of the annual retainer

Any person becoming a director or executive officer has five years from his or her election or promotion, or from an increase in the requirement, to comply with the stock ownership requirements. A person is considered to be in compliance once the minimum ownership level is reached (if he or she continues to hold at least the number of shares that initially was required, regardless of the change in market value of the underlying equity securities). As of December 31, 2024, all of our directors and executive officers were either in compliance with the stock ownership policy or were within the five-year transition period.

OTHER COMPENSATION, BENEFITS AND CONSIDERATIONS

NEO EMPLOYMENT AGREEMENTS

AGCO maintains employment agreements with each of the NEOs, all of which the Company believes to be consistent with market practices. These agreements generally provide for the following:

- Annual base salary
- Participation in annual cash and long-term incentive equity programs
- Severance benefits, as described below
- For Messrs. Crain and Hansotia, participation in the Company's supplemental retirement program (Executive Nonqualified Pension Plan or "ENPP"), and for Messrs. Audia, Crawford and Millwood (and beginning in 2025, when the ENPP is frozen to future accruals, for Mr. Hansotia), participation in the Company's Nonqualified Defined Contribution Plan, each described below
- A company car and reimbursement for customary expenses
- For Mr. Hansotia: (1) Reimbursement of the cost of one club membership, (2) term life insurance equal in value to six-times his base salary and (3) 50 hours of flight time annually for personal use of the Company-provided aircraft (subject to a carryover of unused flight time of up to 10 hours)
- Customary non-compete and non-solicitation provisions for two years post-employment, and a confidentiality provision for five years post-employment
- During the two-year (for Mr. Hansotia, three-year) period following a change in control, no reduction in position, duties, responsibilities and compensation, and no relocation of office

POST-TERMINATION AND CHANGE IN CONTROL BENEFITS

Employment agreements with the executives provide severance benefits when the termination by the Company is without "cause" (or other such similar term as included in the applicable employment agreement or incentive plan) or by the executive with "good reason." The size of the severance benefits depends on whether the termination is within two years following a change of control.

SEVERANCE BENEFITS WITHOUT A CHANGE OF CONTROL

For terminations by the Company without "cause" or by an executive for "good reason" that do not involve a change of control, the severance benefit includes:

- Mr. Hansotia will receive his base salary for two years upon termination, and Messrs. Audia, Crain, Crawford and Millwood will receive their respective base salaries for one year upon termination

- For Messrs. Audia, Crain, Crawford, Millwood and Hansotia, continued life insurance benefits and up to 18 months COBRA coverage at active employee rates

- For Mr. Hansotia, a two-times bonus (calculated based on the three-year average of annual cash bonus received during the prior two completed years and the current year's trend), payable in a lump sum

- For Messrs. Audia, Crain, Crawford and Millwood, a pro-rata portion of bonus or other incentive benefits for the year of termination

- However, if Messrs. Audia, Crain, Crawford, Hansotia or Millwood's termination of employment occurs at age 65 or older, the executive will not be eligible for the base salary continuation and bonus payments described above

In addition to the cash severance payments, certain additional vesting benefits will apply upon a termination by the Company without "good cause" that does not involve a change of control:

- Beginning with 2024 grants, equity awards provide for pro-rata vesting of the next tranche of RSUs scheduled to vest, and pro-rata vesting of PSP units based on the attainment of performance conditions at the end of the performance period, subject to the execution of a release of claims.

- A terminated executive also is entitled to receive any vested benefits under the ENPP payable beginning at age 65.

SEVERANCE BENEFITS TRIGGERED ON TERMINATION FOLLOWING A CHANGE OF CONTROL

For terminations by the Company without "cause" or by an executive for "good reason" within two years following a change of control, the severance benefit includes:

- A lump-sum payment representing 3x base salary for Mr. Hansotia and 2x base salary for Messrs. Audia, Crain, Crawford and Millwood.

- Pro-rata portion of bonus or other incentive benefits for year of termination.

- For Mr. Hansotia, a 3x bonus; for Messrs. Audia, Crain, Crawford and Millwood, a 2x bonus (calculated based on the three-year average of annual cash bonus received during the prior two completed years and the current year's trend), payable in a lump sum.

- Continued life and/or group health coverage or benefits at the same rates in effect at the time of termination, or payment in lieu of such amounts, for a post-termination period equal to: for Mr. Hansotia, three years; for Messrs. Audia, Crain, Crawford and Millwood, two years.

In addition to the cash severance payments, certain enhanced vesting benefits exist following a change in control:

- All unvested equity awards include a "double-trigger" provision that provides for accelerated vesting of any unvested portion of the award, contingent on a change in control and either termination of employment (by the Company without "good cause" or by the executive for "good reason," with a release of claims required, beginning with 2024 grants) or failure of the acquiring company to assume outstanding equity grants or provide participants with the value equal to that of the unvested equity grants.

- All benefits under the ENPP that have been earned based on years of service also become vested upon a change of control, regardless of whether the participant experiences a termination following the change in control.

- Accelerated vesting of the executive's account under the Nonqualified Defined Contribution Plan, regardless of whether the participant experiences a termination following such change in control.

Mr. Crain, who retired at the end of 2024, was the only NEO contractually entitled to receive a gross-up for excise taxes due on the change of control payments described above. Based upon discussions with stockholders, we eliminated the gross-up for excise taxes on severance payments due to a change in control for any executive receiving an employment agreement in 2017 and beyond. Under the provisions of Messrs. Audia's, Crawford's, Hansotia's and Millwood's employment contracts, there are no excise tax gross-ups for severance payments. This provision was removed from Mr. Hansotia's agreement in 2021.

For purposes of these benefits, a "change of control" occurs, in general, when (i) one or more persons acquire common stock of the Company that, together with other stock owned by the acquirers, amounts to more than 50% of the total fair market value or total voting power of the stock; (ii) one or more persons acquire during a 12-month period stock of the Company that amounts to 30% or more of the total voting power of the stock; (iii) a majority of the members of our Board of Directors are replaced in any 12-month period by directors who are not endorsed by a majority of the directors then in office; or (iv) with some exceptions, one or more persons acquire assets from the Company that have a total fair market value equal to or greater than 40% of the aggregate fair market value of all of our assets.

RETIREMENT

Executive officers participate in our various employee benefit plans designed to provide retirement income. Our qualified and nonqualified pension plans provide a retirement income base, and our qualified and nonqualified plans permit additional retirement savings. To encourage retirement savings under the qualified and nonqualified plans, we provide an employer matching contribution (as noted below). In addition, we provide certain benefits under our AIP and equity awards upon retirement, as described below.

PLAN TYPE	DESCRIPTION	STATUS
AGCO 401(k) Plan	For the Company's 401(k) plan, we generally contributed approximately $18,975 to each eligible U.S.-based executive's 401(k) account during 2024, which was the maximum contribution match allowable under the Company's 401(k) plan.	Active
Executive Nonqualified Pension Plan	The ENPP provides the Company's eligible U.S.-based executives with retirement income for a period of 15 years based on a percentage of their final average compensation, including base salary and annual incentive bonus, reduced by the executive's social security benefits and 401(k) plan benefits attributable to employer matching contributions.	ENPP frozen to future salary benefit accruals as of December 31, 2024
Executive Defined Contribution ("DC") Plan	The Company maintains a DC plan with respect to which it makes contributions for certain senior U.S.-based executives. Executives who previously participated in the ENPP will receive future contributions under the DC plan beginning in 2025 in connection with the freeze of the ENPP. For Senior Vice Presidents, we annually contribute 10% of the executive officer's salary plus his or her annual incentive compensation, less the maximum contribution match allowance under the AGCO 401(k) plan, to the DC Plan. For the Chief Executive Officer, the annual contribution percentage is 15%, similarly adjusted.	Active
Annual Incentive Plan	If a participant in the AIP terminates employment before an AIP award is paid due to approved retirement, a pro-rated award will be paid out based on actual performance results at the same time as awards are paid to other participants.	Active
Equity Awards	Upon retirement, there will be pro-rata vesting of the next tranche of RSUs scheduled to vest, and pro-rata vesting of PSP units based upon the attainment of performance conditions at the end of the performance period. If the retirement occurs following a change in control, there will be accelerated vesting of any unvested portion of the awards.	Active

The ENPP was frozen to future salary benefit accruals as of December 31, 2024. No further accruals to the executive retirement benefit for compensation or service changes were made after that date. As of January 1, 2025, any remaining participants have transitioned to our Executive Defined Contribution plan.

DEATH, DISABILITY AND OTHER BENEFITS

In the event of an NEO's death, the executive's estate would receive the executive's base salary in effect at the time of death for a period of three months. The estate is also entitled to all sums payable to the executive through the end of the month in which death occurs, including the pro-rata portion of the executive's bonus earned at this time.

Upon the termination of the NEO's employment due to disability, the executive would receive all sums otherwise payable to the executive by the Company through the date of the termination of employment, including the pro-rata portion of the bonus earned.

AIP awards and outstanding equity awards generally receive the same treatment upon death or disability as upon retirement, as described in the section entitled "Retirement" above.

Executives also participate in our other benefit plans on the same general terms as other employees. These plans may include medical, dental and disability insurance coverage.

LIMITED PERQUISITES

We believe that cash and incentive compensation should be the primary focus of compensation and that perquisites should be modest.

- The primary perquisites available to executives are the use of a leased automobile and the reimbursement of dues associated with a social or athletic club.
- Supplemental life and disability insurance is also provided for executives. The life insurance generally provides for a death benefit of six times the executive officer's base salary.
- For executives on international assignments, certain additional expatriate and relocation benefits are provided.
- Mr. Hansotia is allowed to use our aircraft for up to 50 hours of personal use each year. The cost of this use is taken into consideration by the Talent and Compensation Committee as part of the establishment of Mr. Hansotia's compensation and, as a result, each year Mr. Hansotia is allowed to carryover unused flight time up to 10 hours. No other executives are allowed personal use.

COMPENSATION RECOVERY POLICY

We maintain the AGCO Corporation Policy for the Recovery of Erroneously Awarded Compensation (the Compensation Recovery Policy), which became effective in late 2023, to comply with NYSE listing standards implementing Exchange Act Rule 10D-1. The Compensation Recovery Policy generally provides that in the event of certain accounting restatements, the Talent and Compensation Committee will take prompt action to recover erroneously awarded incentive compensation from executive officers that was "received" (within the meaning of the rules) in the three prior completed fiscal years. The policy provides the Talent and Compensation Committee with broad discretion regarding the means of recovery. Previously, we maintained the Compensation Adjustment and Recovery Policy, which provided for recovery if the Board learned of any misconduct by an officer of AGCO or one of its subsidiaries that contributed to our having to restate our published financial statements.

HEDGING AND PLEDGING POLICY

Our Hedging and Pledging Policy prohibits Board members and officers from directly or indirectly, pledging with respect to any equity securities of the Company, or hedging with respect to any equity securities of the Company. For these purposes, "pledging" includes the intentional creation of any form of pledge, security interest, deposit, lien or other hypothecation, including the holding of shares in a margin account, that entitles a third-party to foreclose against, or otherwise sell, any equity securities, whether with or without notice, consent, default or otherwise, but does not include either the involuntary imposition of liens, such as tax liens or liens arising from legal proceedings, or customary purchase and sale agreements, such as Rule 10b5-1 plans, and "hedging" includes any instrument or transaction, including put options and forward-sale contracts, through which the insider offsets or reduces exposure to the risk of price fluctuations in a corresponding equity security. For these purposes, "equity securities" include the Company's common stock, preferred stock and options and other securities exercisable for, or convertible into, settled in, or measured by reference to, any other equity security determined on an as-exercised and as-converted basis. The equity securities attributable to a Board member or officer for these purposes shall include equity securities attributable to the Board member or officer under either Section 13 or Section 16 of the Exchange Act, provided that equity securities owned by entities shall be included only if the Board member or officer directly or indirectly controls a majority of the equity securities of the entity or otherwise directly controls those equity securities of the Company. Pledges of equity securities made by Board members or officers prior to December 3, 2020 (each a "Grandfathered Pledge") in compliance with the Company's prior pledging policy, may remain pledged until such time when the Grandfathered Pledges are terminated. Equity securities that are pledged shall not be counted toward the ownership requirements under other policies of the Company.

INSIDER TRADING POLICY

We have adopted an insider trading policy governing the purchase, sale and other disposition of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. We comply with all applicable securities laws when transacting in our own securities.

TIMING OF EQUITY AWARDS

We do not currently grant stock options or stock appreciation rights, and therefore we do not have a policy or practice regarding the timing for granting these types of awards. We historically granted stock-settled appreciation rights, but have not done so since 2020. Assuming our stockholders approve the AGCO Corporation Employee Stock Purchase Plan at the Annual Meeting, eligible employees may voluntarily enroll in the plan and receive an option to purchase shares at a discount using payroll deductions accumulated during the applicable offering period.

Our current long-term incentive program is comprised of restricted stock units and performance-share plan units. We typically have two regular equity award grant dates, one in January and one in July. On the date of the Talent and Compensation Committee's regularly scheduled meeting in January of each year, we generally grant annual equity awards to our named executive officers and other eligible employees. On the date of the Talent and Compensation Committee's regularly scheduled meeting in July of each year, the Talent and Compensation Committee and/or its delegates generally grant off-cycle equity awards, such as new hire awards, retention awards, or performance recognition awards. In addition, we occasionally make special equity award grants at other times during the year, such as in connection with the closing of a transaction.

Summary of 2024 Compensation

The following table provides information concerning the compensation of the NEOs for the Company's three most recently completed years ended December 31, 2024, 2023 and 2022.

In the column "Salary," we disclose the amount of base salary paid to the NEO during the year.

In the column "Bonus," we disclose bonuses earned by the NEOs outside of our AIP during the year, if any.

In the column "Stock Awards," we disclose the award of stock (specifically RSUs and PSP awards) measured in dollars and calculated in accordance with ASC 718 *Compensation - Stock Compensation*. For awards of RSUs, the ASC 718 aggregate grant date fair value per share is equal to the closing price of our common stock on the date of grant decreased by the present value of the future dividends estimated to be distributed. For the PSP awards that included a market condition, the company measured the fair value using a Monte Carlo simulation. The amounts disclosed as the aggregate grant date fair value of the stock awards granted under the PSP are computed at the probable outcome of the performance conditions, or "target" level. The actual amounts that will be earned are dependent upon the achievement of applicable performance goals. Please also refer to the table below under the caption "2024 Grants of Plan-Based Awards." For more information on our 2024 RSU and PSP grants (including applicable vesting and performance conditions), see the section entitled "Long-Term Incentive."

In the column "Non-Equity Incentive Plan Compensation," we disclose amounts earned under our AIP Plan. The amounts included with respect to any particular year are dependent on whether the achievement of the relevant performance measure was satisfied during the year. For more information on our 2024 AIP program (including applicable performance metrics), see the section entitled "2024 Annual Incentive (AIP Plan)."

In the column "Change in Pension Value and Non-Qualified Earnings," we disclose the aggregate change in the actuarial present value of the NEO's accumulated benefit under all defined-benefit and actuarial-benefit plans (including supplemental plans) in 2024.

In the column "All Other Compensation," we disclose the sum of the dollar value of all perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000.

The Company currently has employment agreements with Messrs. Hansotia, Audia, Crain, Crawford and Millwood, as described in the section entitled "NEO Employment Agreements" above.

2024 Summary Compensation Table

Name and Principal Position[1]	Year	Salary[2] ($)	Bonus[3] ($)	Stock Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Non-Qualified Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Eric P. Hansotia Chairman, President & CEO	2024	1,383,333	—	9,916,044	570,681	2,552,817	300,003	14,722,878
	2023	1,316,667	—	9,252,255	3,732,750	2,567,180	402,414	17,271,266
	2022	1,216,667	—	8,573,886	2,986,271	363,569	210,060	13,350,453
Damon J. Audia Senior Vice President — Chief Financial Officer	2024	740,227	270,375	1,932,397	203,584	—	246,700	3,393,283
	2023	714,000	—	1,205,287	1,349,460	—	158,548	3,427,295
	2022	350,000	—	3,207,997	609,406	—	625,153	4,792,556
Robert B. Crain Senior Vice President and General Manager, Grain & Protein	2024	605,986	—	954,008	149,982	786,599	128,066	2,624,641
	2023	605,986	—	964,172	1,030,782	1,059,727	61,500	3,722,167
	2022	605,986	—	960,378	941,884	—	54,446	2,562,694
Seth H. Crawford Senior Vice President and General Manager, PTx	2024	518,622	189,432	954,008	—	—	173,657	1,835,719
Timothy O. Millwood Senior Vice President, Chief Supply Chain Officer	2024	502,297	—	954,008	124,332	—	168,719	1,749,356

[1] Mr. Audia joined the Company as Chief Financial Officer on July 1, 2022. Messrs. Crawford and Millwood became NEOs in 2024 and therefore their compensation is only disclosed in the table for that year. Mr. Crain retired from the Company effective December 31, 2024. Mr. Crawford's last day of employment will be May 6, 2025.

[2] Annual base salary increases generally go into effect on May 1.

[3] The amounts in this column reflect the transaction cash bonuses paid to Mr. Audia and Mr. Crawford related to the PTx Trimble joint venture transaction on April 1, 2024.

[4] The amounts in this column reflect the grant date fair value of stock awards computed in accordance with ASC 718. The assumptions on which these valuations are based are set forth in Note 15 to the audited financial statements included in the Company's annual report on Form 10-K filed with the SEC on February 24, 2025. Amounts included in this column with respect to PSP awards granted in 2024 reflect the aggregate grant date fair value computed in accordance with ASC 718 in relation to the 2024-2026 three-year performance cycle at the probable outcome of the performance conditions, or "target" level, at the date of grant. Assuming the maximum level of performance, the following would be the values of the award on the date of grant: Mr. Hansotia — $12,172,357; Mr. Audia — $2,372,058; Mr. Crain — $1,171,139; Mr. Crawford — $1,171,139; and Mr. Millwood — $1,171,139. The following were the grant date fair value of the time-vested RSUs granted in 2024 as reported in this column: Mr. Hansotia — $3,829,865; Mr. Audia — $746,368; Mr. Crain — $368,439; Mr. Crawford — $368,439; and Mr. Millwood — $368,439.

[5] All annual, cash incentive awards were performance-based. All awards earned for a specific performance in the year are paid no later than March 15 of the following year.

[6] The change in each officer's pension value is the change in the Company's obligation to provide pension benefits (at a future retirement date) from the beginning of the year to the end of the year. The obligation shown in the "2024 Pension Benefits Table" presented below is the value today of a benefit that will be paid at the officer's normal retirement age, based on the benefit formula and his or her current salary and service. The values shown in the Summary Compensation Table represent the change in the pension obligation since the prior year.

Change in pension values during the year may be due to various sources such as:

- *Service accruals:* The benefits payable from the pension plans increase as participants earn additional years of service. Therefore, as each executive officer earns an additional year of service during the year, the benefit payable at retirement increases. Each of the NEOs who participate in a pension plan earned an additional year of benefit service during 2024.

- *Compensation increases/decreases since prior year:* The benefits payable from the pension plans are related to salary. As executive officers' salaries increase (or decrease), then the expected benefits payable from the pension plans will increase (decrease) as well.

- *Aging:* The amounts shown above are changes in the present values of retirement benefits that will be paid in the future. As the officers approach retirement, the present value of the liability increases due to the fact that the executive officer is one year closer to retirement than he was at the prior measurement date.

- *Changes in assumptions:* The amounts shown above are changes in the present values of retirement benefits that will be paid in the future. The discount rate used to determine the present value is updated each year based on current economic conditions. This assumption does not impact the actual benefits paid to participants. The discount rate increased from 2023 to 2024, which contributed to a decrease in the present value of the officers' benefits. The change in pension value is subject to many external variables discussed above, such as discount rates, that are not related to Company performance.

- *Plan amendments:* The Company periodically amends its retirement programs in order to remain competitive locally and/or align with our global benefits strategy. During 2021, the Company amended the ENPP to freeze future salary benefit accruals as of December 31, 2024, and to eliminate a lifetime annuity feature for participants reaching age 65 subsequent to December 31, 2022.

During 2024, the pension annuity values for Mr. Hansotia and Mr. Crain increased due to service and compensation changes. These increases, in addition to an increase in discount rate during 2024, resulted in a net increase in pension value for both. The pension benefits and assumptions used to calculate these values are described in more detail below under the caption "Pension Benefits."

(7) The amount shown as "All Other Compensation" includes the following perquisites and personal benefits for the year ended December 31, 2024:

Name	Club Membership ($)	Defined Contribution Match ($)	Life Insurance[a] ($)	Car Lease and Maintenance[b] ($)	Other[c] ($)	Total ($)
Eric P. Hansotia	16,093	18,975	16,678	39,933	208,324	300,003
Damon J. Audia	—	208,969	7,772	18,026	11,933	246,700
Robert B. Crain	16,093	18,975	17,856	19,864	55,278	128,066
Seth H. Crawford	12,593	134,720	5,461	14,239	6,644	173,657
Timothy O. Millwood	—	132,643	2,395	25,440	8,241	168,719

[a] These amounts represent the value of the benefit to the executive officer for life insurance policies funded by the Company.

[b] These amounts represent car lease payments made by the Company for cars used by executives and/or their family members, as well as payments for related gas and maintenance costs.

[c] In 2024, in accordance with his employment contract, Mr. Hansotia used the corporate aircraft for personal use for an aggregate of approximately 48 hours (reflecting approximately 7 hours of personal use carried over from 2023) for an aggregate incremental cost of $207,784. Incremental cost for corporate aircraft includes, calculated on a per hour basis, (1) fuel and oil, (2) travel, lodging and other crew expenses, (3) landing, parking, flight planning, customs and similar fees, (4) deadhead and positioning costs, (5) catering costs, (6) maintenance (when not considered a fixed cost), and (7) other similar costs. Since our aircraft is used predominately for business travel, incremental costs exclude fixed costs such as depreciation, crew compensation, hangar rent and insurance. Also included in Mr. Hansotia's "Other" column is a de minimis amount for home office expenses. The amounts for Messrs. Audia, Crain, Crawford and Millwood include commercial airfare-related costs related to attendance by the NEO's significant other at a business-related event — $11,933, $8,665, $6,644 and $8,241, respectively. The amount for Mr. Crain also includes a payment for unused vacation upon his retirement effective December 31, 2024 for $46,613.

2024 Grants of Plan-Based Awards

In this table, we provide information concerning each grant of an award made to an NEO in the most recently completed year. This includes the awards under the Company's AIP Plan, as well as PSP awards and RSUs under the LTI Plan, each of which is discussed in greater detail under the caption "Compensation Discussion and Analysis." The "Threshold," "Target" and "Maximum" columns reflect the range of estimated payouts under the AIP Plan and the range of number of shares to be awarded under the PSP. In the second-to-last column, we report the number of shares of common stock underlying RSUs granted in the year. In the last column, we report the aggregate ASC 718 grant date fair value of all stock awards made in 2024.

| Name | Award Type | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units[3] (#) | Grant Date Fair Value of Stock Awards ($) |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (# of shares)	Target (# of shares)	Maximum (# of shares)		
Eric P. Hansotia	AIP		1,037,603	2,075,205	4,150,410					
	PSP	1/31/24				15,940	47,821	95,642		6,086,179
	RSU	1/31/24							31,881	3,829,865
Damon J. Audia	AIP		370,153	740,305	1,480,610					
	PSP	1/31/24				3,106	9,319	18,638		1,186,029
	RSU	1/31/24							6,213	746,368
Robert B. Crain	AIP		272,694	545,387	1,090,774					
	PSP	1/31/24				1,534	4,601	9,202		585,569
	RSU	1/31/24							3,067	368,439
Seth H. Crawford	AIP		233,405	466,809	933,618					
	PSP	1/31/24				1,534	4,601	9,202		585,569
	RSU	1/31/24							3,067	368,439
Timothy O. Millwood	AIP		228,142	452,115	912,569					
	PSP	1/31/24				1,534	4,601	9,202		585,569
	RSU	1/31/24							3,067	368,439

[1] Amounts included in the table above represent the potential payout levels related to corporate objectives for the fiscal year 2024 under the Company's AIP, described in more detail in the Compensation Discussion and Analysis above. These awards were paid on February 28, 2025. Refer to Note 5 of the 2024 Summary Compensation Table.

[2] PSP awards vest based on the attainment of revenue growth and RONA over a three-year period, subject to a total shareholder return modifier. The amounts shown represent the number of shares the executive would receive if the "Threshold," "Target" and "Maximum" levels of performance are reached for revenue growth and RONA for the PSP awards granted in 2024 under the LTI Plan. The executives could receive a lower number of shares in the event that one of the performance metrics was "Below Threshold" and the other was at "Threshold," and/or if the total shareholder return modifier resulted in a reduction to the number of shares earned.

[3] Amounts represent RSUs, which vest in equal annual installments on the first three anniversaries of the date of grant.

Outstanding Equity Awards at Year-End 2024

The following table provides information concerning unexercised stock-settled stock appreciation rights ("SSARs") and stock (including RSUs and PSP awards) that have not been earned or vested for each NEO and are outstanding as of the end of the Company's most recently completed year. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award.

For SSAR awards, the table discloses the exercise price and the expiration date. For stock-based awards, the table provides the total number of shares of stock that have not vested (or have not been earned) and the aggregate market value of shares of stock that have not vested (or have not been earned).

		SSAR Awards				Stock Awards			
Name	Year of Grant	Number of Securities Underlying Unexercised SSARs Exercisable (#)	Number of Securities Underlying Unexercised SSARs Unexercisable[1] (#)	SSAR Exercise Price ($)	SSAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested[2] (#)	Market Value of Shares or Units of Stock that Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[5] ($)
Eric P. Hansotia	2019	9,300	—	62.85	1/22/2026	—	—	—	—
	2020	9,750	—	72.74	1/22/2027	—	—	—	—
	2022	—	—	—	—	7,315	683,806	—	—
	2022	—	—	—	—	2,813	262,959	—	0
	2023	—	—	—	—	17,528	1,638,517	39,440	3,686,851
	2024	—	—	—	—	31,881	2,980,236	47,821	4,470,307
Damon J. Audia	2022	—	—	—	—	9,136	854,033	—	—
	2023	—	—	—	—	2,283	213,415	5,138	480,300
	2024	—	—	—	—	6,213	580,791	9,319	871,140
Robert B. Crain	2020	2,550	—	72.74	12/31/2025	—	—	—	—
	2022	—	—	—	—	1,055	98,621	—	—
	2023	—	—	—	—	1,826	170,694	4,110	384,203
	2024	—	—	—	—	3,067	286,703	4,601	430,101
Seth H. Crawford	2022	—	—	—	—	619	57,864	—	—
	2022	—	—	—	—	436	40,757	—	—
	2023	—	—	—	—	1,826	170,694	4,110	384,203
	2024	—	—	—	—	3,067	286,703	4,601	430,101
Timothy O. Millwood	2023	—	—	—	—	3,277	306,334	3,068	286,797
	2024	—	—	—	—	3,067	286,703	4,601	430,101

[1] SSAR awards vested ratably, or 25% annually, over four years beginning from the date of grant, which was January 22, 2019 for the 2019 grants, and January 22, 2020 for the 2020 grants. As of December 31, 2024, there were no SSARs that have not been earned. We have not granted SSARs since 2020.

[2] The 2022, 2023, and 2024 RSU awards vest in equal installments over three years on the applicable anniversaries of the grant date, which were January 20, 2022, January 30, 2023 and January 31 2024 (other than 2,813 RSUs granted to Mr. Hansotia, 9,136 RSUs granted to Mr. Audia and 436 RSUs granted to Mr. Crawford, each of which were granted on 7/13/2022). For Mr. Crain, this column includes a total of 2,738 RSUs that he vested into in connection with his retirement (i.e., a pro-rata amount of the next tranche of RSUs scheduled to vest following his retirement). Because he is considered a "specified employee" under the Internal Revenue Code, those RSUs will be settled following the six-month delay period after his retirement. The remaining unvested RSUs were forfeited as of his retirement.

[3] The market value of RSU awards that have not vested is based on the closing price of the Company's common stock on December 31, 2024, which was $93.48.

(4) The amounts shown represent the number of shares awarded but unearned at "target" level of performance under the PSP awards granted in January 2023 and January 2024, respectively. The actual amounts that will be earned under the 2023 and 2024 PSP awards are dependent upon the achievement of performance goals during the respective performance cycles (2023 - 2025 and 2024 - - 2026). Based on the Company's performance in 2023 and 2024, the PSP grants made in those years are currently trending below the "target" level of performance. However, the awards are subject to further vesting periods, which may result in above or below target payout, with each ultimate award that is earned determined based upon the average of the three annual percentages, subject to a relative total shareholder return modifier. As a result of Mr. Crain's retirement, the PSP awards granted in 2023 and 2024 will remain outstanding through the end of the applicable performance period and vest on a pro-rated basis, subject to the actual achievement of the performance goals.

(5) Based on the closing price of the Company's common stock on December 31, 2024, which was $93.48.

SSAR Exercises and Stock Vested in 2024

The following table provides information concerning exercises of SSARs and vesting of stock awards including time-based restricted stock units and PSP awards during the most recently completed year for each of the NEOs. The table reports the number of securities acquired upon exercise of SSARs, the aggregate dollar value realized upon exercise of SSARs, the number of shares of stock that have vested and the aggregate dollar value realized upon such vesting.

Name	SSAR Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Eric P. Hansotia	1,250	23,550	84,202	8,892,993
Damon J. Audia	—	—	16,522	1,661,965
Robert B. Crain	—	—	9,057	965,705
Seth H. Crawford	—	—	8,605	903,973
Timothy O. Millwood	—	—	2,932	332,985

(1) The value realized is the fair market value on the exercise date, net of the exercise price.

(2) The value realized is the fair market value on the vesting date.

Pension Benefits

The "2024 Pension Benefits Table" provides further details regarding the executive officers' defined benefit retirement plan benefits. Because the pension amounts shown in the "2024 Summary Compensation Table" and the "2024 Pension Benefits Table" are projections of future retirement benefits, numerous assumptions must be applied. In general, the assumptions should be the same as those used to calculate the pension liabilities in accordance with ASC Topic 715, "Compensation – Retirement Benefits," on the measurement date, although the SEC specifies certain exceptions, as noted in the table below.

EXECUTIVE NONQUALIFIED PENSION PLAN

Only executives promoted or hired prior to August 1, 2015 participate in the ENPP, and executives promoted or hired on or after August 1, 2015 participate in the Executive Nonqualified Defined Contribution Plan. In 2021, the ENPP was "frozen" and further salary benefit accruals under the ENPP ended on December 31, 2024. In addition, the lifetime annuity feature was terminated for all participants who had not yet retired. As of January 1, 2025, the remaining participants in the ENPP retained any vested ENPP benefits but otherwise transitioned to the Executive Nonqualified Defined Contribution Plan as to future benefits.

The ENPP provides the Company's eligible executives with retirement income for a period of 15 years based on a percentage of their final average compensation, including base salary and annual incentive bonus, reduced by the executive's social security benefits and Company 401(k) Savings Plan benefits attributable to employer matching contributions. In addition, executives who reached age 65 prior to or in 2021, and who remain with AGCO until age 65 will have their benefits continue as a lifetime annuity after the 15-year post-retirement period ends (i.e., at age 80). The ENPP balances are invested in funds selected by the Company and not at the option of the eligible executive.

The key provisions of the ENPP are as follows:

Monthly Benefit. Senior executives with a vested benefit will be eligible to receive the following retirement benefits each month for 15 years beginning on their normal retirement date (age 65): 3% of final average monthly compensation times years of service up to 20 years, reduced by each of (i) the senior executive's U.S. social security benefit or similar government retirement program to which the senior executive is eligible, (ii) the benefits payable from the AGCO 401(k) Savings Plan (payable as a life annuity) attributable to the Company's matching contributions (at the maximum level) and earnings thereon, and (iii) the benefits payable from any retirement plan sponsored by the Company in any foreign country attributable to the Company's contributions.

Final Average Monthly Compensation. The final average monthly compensation is the average of the three years of base salary and annual cash incentive payments under the AIP Plan paid to the executive during the three years in which such sum was the highest from among the 10 years prior to his or her death, termination or retirement, divided by 12.

Vesting. Executives become vested after meeting all three of the following requirements: (i) turn age 50; (ii) completing 10 years of service with the Company; and (iii) achieving five years of participation in the ENPP. An executive must (i) remain with the Company until age 65 (and must reach age 65 by December 31, 2022), (ii) have at least 10 years of service (five years must include participation in the ENPP), and (iii) have a separation from service with the Company or an applicable affiliate or die prior to December 31, 2022 (at which point, executive must be fully vested in the ENPP pursuant to the previous sentence), to vest in the life annuity portion of this benefit that begins at age 80. Alternatively, all participants will become vested in the plan in the event of a change of control, as defined in the ENPP.

Early Retirement Benefits. Executives do not receive benefits under the ENPP prior to normal retirement age, other than in the case of a change in control, at which time the executive would fully vest in his or her accrued benefit and annuity, as determined on the date of the change in control, subject to continued employment through the change in control.

2024 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Year ($)
Eric P. Hansotia	AGCO Executive Nonqualified Pension Plan	11.50	8,795,486	—
Damon J. Audia[2]	N/A	N/A	N/A	N/A
Robert B. Crain	AGCO Executive Nonqualified Pension Plan	19.00	8,455,632	—
Seth H. Crawford[2]	N/A	N/A	N/A	N/A
Timothy O. Millwood[2]	N/A	N/A	N/A	N/A

[1] Based on plan provisions in effect as of December 31, 2024. The executive officers' pension plan will provide a monthly annuity benefit upon retirement, as described under header "Executive Nonqualified Pension Plan." The values shown in this column are the estimated lump-sum value today of the monthly benefits they will receive in the future (based on their current salary and service, as well as the assumptions and methods prescribed by the SEC), computed as the same pension plan measurement date used for our Annual Report on Form 10-K for the year ended December 31, 2024; see Note 20. These values are not the monthly or annual benefits that the applicable executive would receive.

[2] Messrs. Audia, Crawford and Millwood are not participants in any AGCO pension plan.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings, changes in plan provisions and the assumptions used to determine the present value, such as the discount rate. For 2024, the discount rate assumption used to determine the actuarial present value of accumulated pension benefits was higher than in 2023. The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column in the Summary Compensation Table, as well as the amounts above in the Present Value of Accumulated Benefit column, are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump-sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that an NEO will actually accrue or receive under the Company's retirement plans during any given year.

EXECUTIVE NONQUALIFIED DEFINED CONTRIBUTION PLAN

The Company maintains an Executive Nonqualified Defined Contribution Plan with respect to which it makes contributions for certain senior U.S.-based executives. Mr. Audia, Mr. Crawford and Mr. Millwood were the only NEOs who participated in the Executive Nonqualified Defined Contribution Plan during 2024. However, executives who participated in the ENPP at the end of 2024 transitioned to the Executive Nonqualified Defined Contribution Plan in 2025 in connection with the freeze of the ENPP, as discussed above. For participating Senior Vice Presidents, we annually contribute 10% of the executive officer's salary plus his or her annual incentive compensation, less the maximum amount of match contributions that could have been made during the year with respect to the AGCO 401(k) Savings Plan, to AGCO's Executive Nonqualified Defined Contribution Plan. For the Chief Executive Officer, the annual contribution percentage is 15%, similarly adjusted. The Executive Nonqualified Defined Contribution Plan balances are invested in funds selected by the Company and not at the option of the eligible executive.

	Plan Name	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY[2]	Aggregate Earnings in Last FY[3]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[4]
Eric P. Hansotia	N/A	N/A	N/A	N/A	N/A	N/A
Damon J. Audia	Nonqualified Defined Contribution Plan	N/A	$ 189,994	$ 4,966	$ —	$ 348,691
Robert B. Crain	N/A	N/A	N/A	N/A	N/A	N/A
Seth H. Crawford	Nonqualified Defined Contribution Plan	N/A	$ 115,745	$ 9,958	$ —	$ 404,674
Timothy O. Millwood	Nonqualified Defined Contribution Plan	N/A	$ 113,668	$ 2,570	$ —	$ 195,986

[1] There are no Executive contributions to the Nonqualified Defined Contribution Plan.

[2] The Company makes contributions to the Nonqualified Defined Contribution Plan on behalf of eligible participants. The Company contributions shown are included in the "All Other Compensation" column of the 2024 Summary Compensation Table for Messrs. Audia, Crawford and Millwood. The 2024 contributions were not made until 2025.

[3] The aggregate earnings represent deemed investment earnings or losses from the Company contributions. AGCO's Executive Nonqualified Defined Contribution Plan does not guarantee a return on deferred amounts. For this plan, no amounts included in this column are reported in the 2024 Summary Compensation Table because the plan does not provide for above-market or preferential earnings.

[4] The aggregate balance at last FYE includes the balance as of December 31, 2024, plus the addition of the 2024 company contributions described in Note 2 above. The amounts listed in this column include prior year Company contributions of $152,491 to Mr. Audia's account, which were reported in the Summary Compensation table in prior years.

Other Potential Post-Employment Payments

Each NEO's employment agreement with the Company includes provisions for post-employment compensation related to certain employment termination events.

Mr. Crain retired from the Company effective December 31, 2024. In connection with his retirement, he was entitled to receive the applicable benefits described in the "Retirement" section in the Compensation Discussion and Analysis above. Specifically, he received his AIP award of $149,892 as reflected in the Non-Equity Incentive Plan column of the 2024 Summary Compensation Table, which was not subject to pro-ration because he was employed during the entirety of 2024. In addition, he received pro-rata vesting on the tranche next scheduled to vest for his outstanding RSUs. His PSP awards with open performance periods remained outstanding, on a pro-rata basis, and eligible to vest upon the attainment of performance conditions at the end of the applicable performance period.

Mr. Crawford's last day of employment with the Company will be May 6, 2025.

The table below and its accompanying footnotes provide specific detail on the post-employment compensation each NEO, other than Mr. Crain, would have been entitled to in the event of certain employment termination events assuming termination on the last day of the prior year (December 31, 2024).

Executive / Termination Scenario[1]	Severance	Bonus	Vesting of Equity	Benefits	Retirement Benefits	Death Benefit	Disability Benefit	Estimated Total
Eric P. Hansotia								
Change in Control[2][3][4]	$11,489,702	$ 570,681	$13,722,771	$ 194,553	$9,341,565 [9]	$ —	$ —	$35,319,272
Voluntary Termination without Good Reason	$ —	$ —	$ —	$ —	$1,402,934 [9]	$ —	$ —	$ 1,402,934
Retirement[5]	$ —	$ —	$ 6,166,361	$ —	$ —	$ —	$ —	$ 6,166,361
Death[6]	$ 350,000	$ 570,681	$ 6,166,361	$ —	$1,402,934 [9]	$8,400,000	$ —	$16,889,976
Disability[7]	$ —	$ 570,681	$ 6,166,361	$ —	$1,402,934 [9]	$ —	$ 3,660,000	$11,799,976
Involuntary with Cause	$ —	$ —	$ —	$ —	$1,402,934 [9]	$ —	$ —	$ 1,402,934
Involuntary without Cause or Good Reason Resignation[8]	$ 7,659,801	$ 570,681	$ 2,483,514	$ 80,000	$1,402,934 [9]	$ —	$ —	$12,196,930
Damon J. Audia								
Change in Control[2][3][4]	$ 2,941,313	$ 203,584	$ 3,083,220	$ 180,126	$ —	$ —	$ —	$ 6,408,243
Voluntary Termination without Good Reason	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Retirement[5]	$ —	$ —	$ 908,922	$ —	$ —	$ —	$ —	$ 908,922
Death[6]	$ 249,947	$ 203,584	$ 908,922	$ —	$ —	$4,499,040	$ —	$ 5,861,493
Disability[7]	$ —	$ 203,584	$ 908,922	$ —	$ —	$ —	$ 1,395,000	$ 2,507,506
Involuntary with Cause	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Involuntary without Cause or Good Reason Resignation[8]	$ 749,840	$ 203,584	$ 483,977	$ 19,250	$ —	$ —	$ —	$ 1,456,651
Seth H. Crawford								
Change in Control[2][3][4]	$ 2,056,289	$ —	$ 1,370,448	$ 125,306	$ —	$ —	$ —	$ 3,552,043
Voluntary Termination without Good Reason	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Retirement[5]	$ —	$ —	$ 616,064	$ —	$ —	$ —	$ —	$ 616,064
Death[6]	$ 131,339	$ —	$ 616,064	$ —	$ —	$3,152,142	$ —	$ 3,899,545
Disability[7]	$ —	$ —	$ 616,064	$ —	$ —	$ —	$ 835,800	$ 1,451,864
Involuntary with Cause	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Involuntary without Cause or Good Reason Resignation[8]	$ 525,357	$ —	$ 238,935	$ 11,050	$ —	$ —	$ —	$ 775,342

Executive / Termination Scenario[1]	Severance	Bonus	Vesting of Equity	Benefits	Retirement Benefits	Death Benefit	Disability Benefit	Estimated Total
Timothy O. Millwood								
Change in Control[2][3][4]	$ 1,837,379	$ 124,332	$ 1,309,935	$ 146,980	$ —	$ —	$ —	$ 3,418,626
Voluntary Termination without Good Reason	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Retirement[5]	$ —	$ —	$ 506,716	$ —	$ —	$ —	$ —	$ 506,716
Death[6]	$ 127,205	$ 124,332	$ 506,716	$ —	$ —	$3,052,920	$ —	$ 3,811,173
Disability[7]	$ —	$ 124,332	$ 506,716	$ —	$ —	$ —	$ 798,600	$ 1,429,648
Involuntary with Cause	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Involuntary without Cause or Good Reason Resignation[8]	$ 508,820	$ 124,332	$ 238,935	$ 14,500	$ —	$ —	$ —	$ 886,587

[1] All termination scenarios assume termination and/or change of control, as applicable, occurred on December 31, 2024, and a stock price of $93.48, which was the closing price of the Company's common stock on December 31, 2024.

The employment agreements with executives generally contain certain restrictive covenants that continue for a period of two years after termination of employment, including a non-competition covenant, a non-solicitation of customers covenant and a non-recruitment of employees covenant.

[2] Upon termination within two years following a change of control, the following provisions apply to each of the NEOs:

- Mr. Hansotia would receive a lump-sum payment equal to (i) three times his base salary in effect at the time of termination, (ii) a pro-rata portion of his bonus or other incentive compensation earned for the year of termination and (iii) a bonus equal to three times the three-year average of his respective annual bonus received during the prior two completed years and the current year's trend, payable in a lump sum. He would continue to receive life insurance and health benefits during a three-year period. Mr. Hansotia no longer has a right to an excise tax gross-up.

- Messrs. Audia, Crawford and Millwood would receive a lump-sum payment equal to (i) two times base salary in effect at the time of termination, (ii) a pro-rata portion of bonus or other incentive compensation earned for the year of termination and (iii) a bonus equal to two times the three-year average of the NEO's awards received during the prior two completed years and the current year's trend. Each of the NEOs would continue to receive life insurance, disability and healthcare benefits during a two-year period.

- Mr. Hansotia would receive his ENPP retirement benefit payable as a lump sum. This lump sum is calculated in a similar fashion as values disclosed in the Pension Benefits Table, except it is determined based on the plan's actuarial equivalence definition rather than the SEC-prescribed assumptions.

[3] All outstanding unvested equity awards are subject to a "double trigger" whereby accelerated vesting is contingent on a change in control and either qualifying termination of employment (as a result of death, disability or retirement, or by the Company without "good cause" or by the executive for "good reason") or failure of the acquiring company to assume outstanding equity grants or provide participants with the value equal to that of the unvested equity grants. In addition, if the equity grants are assumed on a change in control but then the NEO has a qualifying termination within two years of the change in control, (a) RSUs will vest on a pro-rata basis, (b) PSPs would have by their terms been converted into time-based RSUs upon the change in control (based on the greater of target or actual performance) and will vest pro rata, and (c) SSARs will vest in full on death or disability and pro rata on another type of qualifying termination, in each case, within two years of a change in control.

[4] In the case of a change of control, the retirement benefits are payable as a lump sum six months after termination of employment or, if such termination occurs more than twenty-four months after the change in control, in accordance with the terms of the ENPP. The difference between the "Retirement Benefits" values shown in the table above from the ENPP and the value shown in the "2024 Pension Benefits Table" is due to the fact that the interest and mortality assumptions prescribed by the ENPP in the event of a change of control are different from the assumptions used in the actuarial valuation. There is no enhancement to the benefit amount under a change of control other than immediate vesting of the benefit.

[5] Mr. Hansotia is vested in his ENPP benefit, but was not eligible to commence his benefits as of December 31, 2024. Equity will vest in the same manner as upon death or disability, as described in the note 9 below.

[6] Upon death, the following provisions apply to each of the NEOs:

- The estate would receive the executive's base salary in effect at the time of death for a period of three months. The estate is also entitled to all sums payable to the executive through the end of the month in which death occurs, including the pro-rata portion of his bonus earned at this time. The "Death Benefit" amount represents the value of the insurance proceeds payable upon death.

- The RSUs that would have vested in the 12-month period following the NEO's death will accelerate and vest.

- PSP awards remain outstanding and subject to pro-rata vesting at the end of the performance period, based on actual performance. There is no economic benefit represented in the chart above to reflect this treatment.

(7)   Upon disability, the following provisions apply to each of the NEOs:

- Each of the NEOs would receive all sums otherwise payable to them by the Company through the date of disability, including the pro-rata portion of the bonus earned. The "Disability Benefit" amount represents the annual value of the insurance proceeds payable to the executive on a monthly basis upon disability.

- The RSUs that would have vested in the 12-month period following the NEO's death will accelerate and vest.

- PSP awards remain outstanding and subject to pro-rata vesting at the end of the performance period, based on actual performance. There is no economic benefit represented in the chart above to reflect this treatment.

(8)   If employment is terminated without cause or if the executive voluntarily resigns with good reason (not in connection with a change in control), the following provisions apply to each of the NEOs:

- Messrs. Audia, Crawford and Millwood, each would receive (i) their base salary in effect at the time of termination for a one-year severance period, paid at the same intervals as if they had remained employed with the Company and (ii) a pro-rata portion of their bonus earned for the year of termination, which is payable at the time incentive compensation is generally payable by the Company. Life insurance benefits are continued for Messrs. Audia, Crawford and Millwood for the duration of the severance period; each NEO would also receive up to 18 months of COBRA coverage at active employee rates.

- Mr. Hansotia would receive (i) his base salary in effect at the time of termination for a two-year severance period, paid at the same intervals as if he had remained employed with the Company, (ii) a bonus equal to two times the three-year average of his awards received during the prior two completed years and the current year's trend, payable in a lump sum, and (iii) continued life insurance benefits and up to 18 months COBRA coverage at active employee rates.

- Beginning with 2024 grants, upon a termination without "good cause," the NEOs' equity awards provide for pro-rata vesting of the next tranche of RSUs scheduled to vest and pro-rata vesting of PSP units based on the attainment of performance conditions at the end of the performance period, in each case, subject to the execution of a release of claims.

(9)   Mr. Hansotia is currently vested in his ENPP retirement benefit. In the event of Mr. Hansotia's termination within two years of a change of control, he would receive a $9,341,565 lump-sum payment on the first day of the seventh month following his termination (or earlier in the event of termination as a result of Mr. Hansotia's death). In the event of his termination not within two years of a change in control, he would receive a $1,402,934 annual annuity for 15 years beginning at age 65. The present value of this annuity equals the benefits disclosed in the Pension Benefits Table, based on the assumptions and methods defined by the SEC. There is no enhancement that would be added to his pension benefit if he had been terminated in the event of his termination due to any other cause on December 31, 2024.

Pay Versus Performance

As required by the Dodd-Frank Act and Item 402(v) of Regulation S-K, the Pay Versus Performance disclosure that follows provides information about the relationship between Compensation Actually Paid ("CAP") to our Principal Executive Officer ("PEO") and Non-PEO NEOs and certain financial performance measures of the Company. For further information concerning AGCO's pay-for-performance philosophy and how the Company aligns executive compensation with performance, see the "Compensation Discussion and Analysis."

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[1]	Average Summary Compensation Table Total for Non-PEO NEO ($)[1]	Average Compensation Actually Paid to Non-PEO NEO ($)[1]	Value of Initial Fixed $100 Investment Based On:		Net Income ($)[1]	Company-Selected Measure (Adjusted Operating Margin) (%)[3]
					Total Shareholder Return ($)[1]	Peer Group Total Shareholder Return ($)[1][2]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024[4]	14,722,878	(7,601,858)	2,400,750	(9,520)	143.46	105.90	(424.8)	9.2 %
2023[4]	17,271,266	17,672,602	3,122,065	3,402,833	180.19	119.43	1,171.4	12.0 %
2022[4]	13,350,453	25,100,778	3,122,828	4,771,244	195.59	130.62	889.6	10.3 %
2021[4]	11,181,748	11,598,468	2,857,547	2,484,180	156.50	142.11	897.0	9.1 %
2020[4]	13,852,298	14,460,470	4,375,062	5,958,183	134.77	114.59	427.1	7.0 %

[1] All balances are whole numbers except for net income, which are in millions.

[2] The Peer Group Total Shareholder Return is defined as the MVIS Global Agribusiness Index.

[3] Adjusted operating margin is a non-GAAP measure, and a reconciliation is provided to the closest U.S. GAAP measure at the end of this proxy statement. For 2024, 8.9% represents what our adjusted operating margin would have been before any adjustments related to the PTx Trimble joint venture. As a result of the Company's Talent and Compensation Committee's determination that the results related to the PTx Trimble joint venture in the first year of acquisition should be excluded from the calculation, the adjusted operating margin metric that was attained for purposes of our AIP in 2024 was 9.2%. The exclusion is further described in the 2024 Annual Incentive Payouts section in the "Compensation Discussion and Analysis."

[4] Martin H. Richenhagen was the Company's PEO for the year ended December 31, 2020. Eric P. Hansotia was the Company's PEO for the years ended December 31, 2021, 2022, 2023 and 2024. The individuals comprising the Non-PEO NEOs for each year presented are noted below:

- 2024 - Damon J. Audia, Robert B. Crain, Seth H. Crawford and Timothy O. Millwood
- 2023 - Damon J. Audia, Robert B. Crain, Torsten R.W. Dehner and Luis F.S. Felli
- 2022 - Damon J. Audia, Andrew H. Beck, Robert B. Crain, Torsten R.W. Dehner and Hans-Bernd Veltmaat
- 2021 - Andrew H. Beck, Robert B. Crain, Torsten R.W. Dehner and Hans-Bernd Veltmaat
- 2020 - Andrew H. Beck, Robert B. Crain, Eric P. Hansotia and Hans-Bernd Veltmaat

	PEO	OTHER NEOs
Prior FYE **Current FYE** **Fiscal Year**	12/31/2023 12/31/2024 2024	12/31/2023 12/31/2024 2024
Summary Compensation Table Total	$ 14,722,878	$ 2,400,750
- Change in Pension Value in Summary Compensation Table	(2,552,817)	(196,650)
+ Pension Service Cost	764,825	111,258
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(9,916,044)	(1,198,605)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	4,111,134	407,447
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(7,688,230)	(780,732)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year that Vested during Fiscal Year	—	21,851
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions were Satisfied during Fiscal Year	(7,043,604)	(658,445)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions during Fiscal Year	—	(116,394)
Compensation Actually Paid	$ (7,601,858)	$ (9,520)

Listed below are the three performance measures for AGCO that we consider to be the most important for driving long-term returns for our stockholders. Adjusted operating margin and Return on Net Assets (RONA) are both goals under our annual incentive awards and are more fully discussed under "Compensation Discussion and Analysis – Description of Performance Measures." Revenue and RONA are both goals for the performance-based awards under our long-term incentive plan. Over time, we have considered different performance measures to be the most important, and we would expect them to change in the future as well.

Most Important Company Performance Measures for Determining NEO Compensation

Adjusted operating margin[1]
RONA[1]
Revenue growth

[1]   Adjusted operating margin and RONA are non-GAAP measures, and a reconciliation is provided to the closest U.S. GAAP measure at the end of this proxy statement. The reconciliation does not account for the exclusion of the results of the PTx Trimble joint venture, which are described in the 2024 Annual Incentive Payouts section in the "Compensation Discussion and Analysis."

RELATIONSHIPS WITH CERTAIN PERFORMANCE MEASURES

The following graphs provide visual representations of the relationship between both the CAP of our PEO and the average CAP of our non-PEO NEOs and our (i) Total Shareholder Return (TSR), (ii) net income and (iii) our Company-Selected Measure, Adjusted Operating Margin. CAP is influenced by numerous factors, including, but not limited to, the timing of new equity grants and outstanding award vesting, share price volatility during the fiscal year, mix of performance metrics and other factors.

For additional context along with a review of our performance metrics, our process for setting executive compensation, and how our executive compensation design reinforces our compensation philosophy, please see the "Compensation Discussion and Analysis."

AGCO CORPORATION CAP VS TSR



AGCO CORPORATION CAP VS NET INCOME



PEO CAP ($M)   Avg NEO CAP ($M)   Net Income ($M)

AGCO CORPORATION CAP VS ADJUSTED OPERATING MARGIN



PEO CAP ($M)   Avg NEO CAP ($M)   Adjusted Operating Margin

* Adjusted operating margin is a non-GAAP measure, and a reconciliation is provided to the closest U.S. GAAP measure at the end of this proxy statement. The reconciliation does not account for the exclusion of the results of the PTx Trimble joint venture, which is described in the 2024 Annual Incentive Payouts section in the "Compensation Discussion and Analysis."

2024 CEO Pay Ratio

For the 2024 CEO Pay Ratio, we used the median employee we previously identified as of the December 31, 2023 determination date, because there had been no change in our employee population or employee compensation arrangements as of December 31, 2024 that we reasonably believe would result in a significant change to our pay ratio.

In 2023, our analysis began by determining that we had approximately 28,800 employees as of a December 31, 2023 determination date, including interns, apprentices, and part-time and seasonal employees. Although permitted by the SEC, we did not use the 5% de minimis rule to exclude or eliminate any employee group. We converted all cash compensation paid in foreign currency into U.S. dollars based upon the December 31, 2023 year-end exchange rates. Based on our consistently applied compensation measure of actual total cash compensation, we initially identified a non-U.S. median employee that had anomalous compensation characteristics. Therefore, we selected as our median employee a U.S.-based employee with substantially similar compensation to that of the non-U.S. employee. The median employee's total 2024 compensation, as determined in a manner consistent with our Summary Compensation Table, was $55,509, and the CEO's was $14,722,878.

Based on this methodology, we estimate the ratio of CEO pay to median employee pay is 265:1.

THE FOLLOWING REPORTS OF THE TALENT AND COMPENSATION COMMITTEE AND THE AUDIT COMMITTEE SHALL NOT BE DEEMED TO BE SOLICITING MATERIAL OR TO BE INCORPORATED BY REFERENCE IN ANY PREVIOUS OR FUTURE DOCUMENTS FILED BY THE COMPANY WITH THE SEC UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT THAT THE COMPANY EXPRESSLY INCORPORATES SAID REPORTS BY REFERENCE IN ANY SUCH DOCUMENT.

Talent and Compensation Committee Report

The Talent and Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Talent and Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

The Talent and Compensation Committee has engaged Korn Ferry to serve as its independent compensation adviser to advise management and the Talent and Compensation Committee with respect to the Company's compensation programs and to undertake various related studies and projects since 2020. During 2024, the Talent and Compensation Committee evaluated Korn Ferry's independence pursuant to SEC and NYSE requirements and determined that no conflicts of interest arose from the work to be performed by Korn Ferry.

The aggregate fees billed by Korn Ferry for consulting services rendered to the Talent and Compensation Committee during 2024 related to the recommendation of the amount or form of executive and director compensation were approximately $275,000. The total amount of fees paid by the Company to Korn Ferry in 2024 for all other services, excluding Talent and Compensation Committee services, was approximately $218,600. These other services primarily related to other compensation products and coaching services. The Talent and Compensation Committee recommended and approved the provision of these additional services to the Company by Korn Ferry.

The foregoing report is submitted by the Talent and Compensation Committee of the Board.

Suzanne P. Clark, Chair
Sondra L. Barbour
David Sagehorn
Matthew Tsien

Audit Committee Report

To the Board of Directors:

The Audit Committee consists of the following members of the Board: Sondra L. Barbour (Chair), George E. Minnich, David Sagehorn and Matthew Tsien. Each of the members is "independent" as defined by the NYSE and SEC.

Management is responsible for the Company's internal controls, financial reporting process and compliance with the laws and regulations and ethical business standards. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and an audit of the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes and to report its findings to the Board. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm, nor can the Audit Committee certify that the independent registered public accounting firm is "independent" under applicable rules. The Audit Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors and the experience of the Audit Committee's members in business, financial and accounting matters.

We have reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended December 31, 2024 and management's assessment of the effectiveness of the Company's internal control over financial reporting and KPMG LLP's audit of the Company's internal control over financial reporting as of December 31, 2024.

We have discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the U.S. Securities and Exchange Commission.

We have received and reviewed the written disclosures from KPMG LLP required by NYSE listing standards and the applicable requirements of the Public Company Accounting Oversight Board (United States) regarding the independent registered public accounting firm's communications with the Audit Committee and have discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

We also have considered whether the professional services provided by KPMG LLP, not related to the audit of the consolidated financial statements and internal control over financial reporting referred to above or to the reviews of the interim consolidated financial statements included in the Company's Forms 10-Q for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024, is compatible with maintaining KPMG LLP's independence.

Based on the reviews and discussions referred to above, we recommended to the Board that the consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

The foregoing report has been furnished by the Audit Committee of the Board.

Sondra L. Barbour, Chair
George E. Minnich
David Sagehorn
Matthew Tsien

AUDIT FEES

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the Company's annual consolidated financial statements for 2024 and 2023, the audit of the Company's internal control over financial reporting for 2024 and 2023, subsidiary statutory audits and the reviews of the financial statements included in the Company's SEC filings on Form 10-K, Form 10-Q and Form 8-K during such years were approximately $10,891,000 and $7,873,000, respectively.

AUDIT-RELATED FEES

The aggregate fees billed by KPMG LLP for professional services rendered for 2024 and 2023 for audit-related fees were approximately $74,000 and $97,000, respectively. The amounts for 2024 and 2023 primarily represent fees for audits of employee benefit plans and required auditor certifications for various matters required in certain foreign jurisdictions.

TAX FEES

KPMG LLP did not provide any professional tax services during 2024 or 2023.

FINANCIAL AND OPERATIONAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

KPMG LLP did not provide any information technology services related to financial and operational information systems design and implementation to the Company or its subsidiaries during 2024 or 2023.

ALL OTHER FEES OF KPMG LLP

KPMG LLP did not provide any other services during 2024 or 2023.

A representative of KPMG LLP is expected to be present at the Annual Meeting with the opportunity to make a statement and will be available to respond to appropriate questions.

All of KPMG's services and fees for services, whether audit or non-audit, are preapproved by the Audit Committee. In some instances, services and fees initially are preapproved by the Chair of the Audit Committee and then re-approved subsequently by the Audit Committee. All services performed by KPMG LLP for 2024 were approved by the Chair of the Audit Committee and the Audit Committee. The Audit Committee has appointed KPMG LLP as the Company's independent registered public accounting firm for 2025, subject to stockholder ratification. KPMG LLP has served as the Company's independent registered public accounting firm since 2002.

Certain Relationships and Related Party Transactions

The Company has a written related party transaction policy pursuant to which a majority of the independent directors of an appropriate committee must approve transactions that exceed $120,000 in amount in which any director, executive officer, significant stockholder or certain other persons has or have a material interest.

Ms. Srinivasan, who is currently a member of the Company's Board of Directors, is the Chairman and Managing Director of TAFE. The Company owns approximately 21% of TAFE's outstanding shares. Through TAFE and TAFE Motors and Tractors Limited, Ms. Srinivasan is the beneficial owner of 12,150,152 shares of the Company's common stock, not including shares of the Company's common stock received by Ms. Srinivasan for service as a director. The Company received dividends of approximately $3.3 million from TAFE during 2024. In April 2024, the Company gave notice to TAFE that the Company was terminating all of its commercial relationships with TAFE. During 2024, the Company purchased approximately $165.9 million of tractors and components from TAFE and sold approximately $5.0 million of parts to TAFE.

The Company and TAFE are parties to an Amended and Restated Letter Agreement (the "Letter Agreement") regarding the current and future accumulation by TAFE of shares of our common stock and certain governance matters. The Letter Agreement expires on April 24, 2025. Pursuant to the Letter Agreement, TAFE has agreed not to (i) purchase in excess of 12,150,152 shares of our common stock, subject to certain adjustments; (ii) subject to its rights to make a non-public offer to acquire all or a part of the Company (or propose another transaction that would result in a change of control of the Company), form or act as part of a group with respect to the ownership or voting of our common stock or to otherwise grant a third-party a proxy or other voting rights with respect to our common stock owned by TAFE or its affiliates (other than to or at the request of the Company), provided that TAFE and its affiliates are expressly permitted to act as a group; or (iii) publicly announce its intention to commence, or commence, an offer to acquire all or part of our common stock.

During the term of the Letter Agreement, the Company has agreed to: (i) nominate a candidate proposed by TAFE for election to our Board of Directors at each annual meeting, as long as the collective beneficial ownership by TAFE and its affiliates is 5% or more of the then outstanding common stock of the Company, subject to certain adjustments and restrictions; and (ii) provide customary assistance to TAFE in selling its shares, including filing a registration statement with the SEC, if TAFE determines to dispose of any shares of our common stock in a public distribution.

We currently are in advanced discussions with TAFE regarding the resolution of the ongoing litigation and various other matters. As a result of those discussions, TAFE desires not to seek nomination on the Board under the Letter Agreement. See "Directors Not Standing for Reelection" in this proxy statement for additional information.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which was included as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 16, 2024.

Annual Report to Stockholders

The Company's 2024 Annual Report to its stockholders and Annual Report on Form 10-K for the year ended December 31, 2024, including consolidated financial statements, but excluding other exhibits, is being furnished with this proxy statement to stockholders of record as of March 7, 2025.

Annual Report on Form 10-K

We will provide without charge a copy of our Annual Report filed on Form 10-K for the year ended December 31, 2024, including the consolidated financial statements, on the written request of the beneficial owner of any shares of our common stock on March 7, 2025. The written request should be directed to: Corporate Secretary, AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096.

Independent Registered Public Accounting Firm

A representative of KPMG LLP, our independent registered public accounting firm for 2024, is expected to attend the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so. The representative also will be available to respond to appropriate questions from stockholders. The Audit Committee has appointed KPMG LLP as our independent registered public accounting firm for 2025, subject to stockholder ratification.

Stockholders' Proposals

Any stockholder of the Company who wishes to present a proposal at the 2026 Annual Meeting of stockholders of the Company, and who wishes to have such proposal included in the Company's proxy statement and form of proxy for that meeting, must deliver a copy of such proposal to the Company at its principal executive offices at 4205 River Green Parkway, Duluth, Georgia 30096, Attention: Corporate Secretary, no later than November 24, 2025; however, if next year's Annual Meeting of stockholders is held on a date more than 30 days before or after the corresponding date of the 2025 Annual Meeting, any stockholder who wishes to have a proposal included in our proxy statement for that meeting must deliver a copy of the proposal to the Company at a reasonable time before the proxy solicitation is made. We reserve the right to decline to include in our proxy statement any stockholder's proposal which does not comply with the advance notice provisions of our By-Laws or the rules of the SEC for inclusion therein.

Any stockholder of the Company who wishes to present a proposal at the 2026 Annual Meeting of stockholders of the Company, but not have such proposal included in our proxy statement and form of proxy for that meeting, must deliver a copy of such proposal to the Company at its principal executive offices at 4205 River Green Parkway, Duluth, Georgia 30096, Attention: Corporate Secretary no later than February 23, 2026 and no earlier than January 24, 2026 and otherwise in accordance with the advance notice provisions of our By-Laws or the persons appointed as proxies may exercise their discretionary voting authority if the proposal is considered at the meeting. The advance notice provisions of our By-Laws provide that for a proposal to be properly brought before a meeting by a stockholder, such stockholder must disclose certain information and must have given the Company notice of such proposal in written form meeting the requirements of our By-Laws no later than 60 days and no earlier than 90 days prior to the anniversary date of the immediately preceding Annual Meeting of stockholders.

Reconciliation of Non-GAAP Measures

The following is a reconciliation of reported income (loss) from operations, net income (loss) attributable to AGCO and net income (loss) per share attributable to AGCO to adjusted income from operations, adjusted net income and adjusted net income per share for the years ended December 31, 2024, 2023, 2022, 2021 and 2020 (in millions, except per share data).

| | Years Ended December 31, | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
	Income (Loss) from Operations	Net Income (Loss)[1]	Net Income (Loss) per Share[1]	Income from Operations[2]	Net Income[1]	Net Income per Share[1][2]	Income from Operations	Net Income[1][2]	Net Income per Share[1][2]
As reported	$ (122.1)	$ (424.8)	$ (5.69)	$ 1,700.4	$1,171.4	$ 15.63	$1,265.4	$ 889.6	$ 11.87
Restructuring and business optimization expenses	172.7	135.9	1.82	11.9	9.5	0.13	6.1	4.8	0.06
Amortization of PTx Trimble acquired intangibles	48.2	30.3	0.40	—	—	—	—	—	—
Transaction-related costs	67.7	55.0	0.74	16.0	11.8	0.16	—	—	—
Impairment charges	369.5	236.8	3.17	4.1	4.1	0.05	36.0	23.8	0.32
Loss on sale of business	507.3	507.3	6.80	—	—	—	—	—	—
U.S. pension plan termination and settlement	—	18.5	0.25	—	—	—	—	—	—
Argentina currency devaluation impact	—	—	—	—	45.8	0.61	—	—	—
Divestiture-related foreign currency translation release	—	0.7	0.01	—	8.2	0.11	—	11.4	0.15
Discrete tax items	—	—	—	—	(85.9)	(1.15)	—	—	—
Gain on full acquisition of IAS joint venture	—	—	—	—	—	—	—	(3.4)	(0.05)
Write-down of investment in Russian finance joint venture	—	—	—	—	—	—	—	4.8	0.06
As adjusted	$1,043.3	$ 559.7	$ 7.50	$ 1,732.3	$1,164.9	$ 15.55	$1,307.5	$ 930.9	$ 12.42

	Years Ended December 31,					
	2021			**2020**		
	Income from Operations	**Net Income[1]**	**Net Income per Share[1]**	**Income from Operations**	**Net Income[1][2]**	**Net Income per Share[1]**
As reported	$ 1,001.4	$ 897.0	$ 11.85	$ 599.7	$ 427.1	$ 5.65
Impairment charge - tillage joint venture	—	—	—	20.0	10.0	0.13
Restructuring expenses	15.3	11.8	0.16	19.7	19.5	0.26
Deferred income tax adjustment	—	(123.4)	(1.63)	—	—	—
Gain on sale of investment in affiliate	—	—	—	—	(32.5)	(0.43)
As adjusted	$ 1,016.7	$ 785.4	$ 10.38	$ 639.4	$ 424.2	$ 5.61

[1] Net income (loss) and net income (loss) per share amounts are after tax.

[2] Rounding may impact summation of amounts.

The following is a reconciliation of operating margin and adjusted operating margin for the years ended December 31, 2024, 2023, 2022, 2021 and 2020 (in millions, except margin data):

	2024	**2023**	**2022**	**2021**	**2020**
Net sales	$ 11,661.9	$ 14,412.4	$ 12,651.4	$ 11,138.3	$ 9,149.7
Reported income (loss) from operations	(122.1)	1,700.4	1,265.4	1,001.4	599.7
Adjusted income from operations	1,043.3	1,732.3	1,307.5	1,016.7	639.4
Reported operating margin	(1.0)%	11.8 %	10.0 %	9.0 %	6.6 %
Adjusted operating margin	8.9 %	12.0 %	10.3 %	9.1 %	7.0 %

The following is a reconciliation of net cash provided by operating activities to free cash flow for the years ended December 31, 2024 and 2023 (in millions):

	2024	**2023**
Net cash provided by operating activities	$ 689.9	$ 1,103.1
Less:		
Purchases of property, plant and equipment	(393.3)	(518.1)
Free cash flow	$ 296.6	$ 585.0

The following table sets forth, for the year ended December 31, 2024, the impact to net sales of currency translation (in millions, except percentages):

Years ended December 31,			Change due to currency translation	
2024	**2023**	**% change from 2023**	**$**	**%**
$ 11,661.9	$ 14,412.4	(19.1)%	(89.3)	(0.6)%

The following is a reconciliation of Return on Net Assets (RONA) for the years ended December 31, 2024, 2023 and 2022 (in millions, except RONA data):

	Years Ended December 31,					
	2024		**2023**		**2022**	
Accounts receivable[1]	$	1,235.3	$	1,458.4	$	1,160.5
Inventory		2,731.3		3,440.7		3,189.7
Property, plant & equipment		1,818.6		1,920.9		1,591.2
Goodwill		1,820.4		1,333.4		1,310.8
Intangible assets		728.9		308.8		364.4
Accounts payable[2]		(773.4)		(1,164.2)		(1,356.0)
Accrued expenses		(2,469.6)		(2,903.8)		(2,271.3)
Total net assets	$	5,091.5	$	4,394.2	$	3,989.3
Income (loss) from operations	$	(122.1)	$	1,700.4	$	1,265.4
Restructuring and business optimization expenses		172.7		11.9		6.1
Loss on sale of business		507.3		—		—
Impairment charges		369.5		4.1		36.0
Transaction-related costs		67.7		16.0		—
Amortization of intangibles		81.0		57.7		60.1
Interest income		66.3		64.2		33.1
Discounts on sale of receivables		(118.2)		(148.4)		(71.1)
Return	$	1,024.2	$	1,705.9	$	1,329.6
RONA		20.1 %		38.8 %		33.3 %

[1] Excludes receivables from affiliates of $32.0 million, $146.9 million and $60.8 million as of December 31, 2024, 2023 and 2022, respectively.

[2] Excludes payables to affiliates of $39.7 million, $43.1 million and $29.3 million as of December 31, 2024, 2023 and 2022, respectively.

Appendix: AGCO Corporation Employee Stock Purchase Plan

1.   <u>Purpose</u>. The purpose of the AGCO Corporation Employee Stock Purchase Plan is to provide employees of the Company, Participating Subsidiaries and Participating Affiliates with an opportunity to acquire an interest in the Company through the purchase of shares of Common Stock. The Plan includes two components: a Section 423 of the Code component (the "**423 Component**") and a non-Section 423 of the Code component (the "**Non-423 Component**"). The Company intends that the 423 Component of the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code, and the 423 Component of the Plan shall be interpreted in a manner that is consistent with that intent. In addition, the Plan authorizes the grant of options under the Non-423 Component that does not qualify as an "employee stock purchase plan" under Section 423 of the Code; such options shall be granted pursuant to rules, procedures or sub-plans adopted by the Committee designed to achieve tax, securities laws or other objectives for Eligible Employees and the Company. Except as otherwise provided herein, the Non-423 Component will be operated and administered in the same manner as the 423 Component.

2.   <u>Definitions</u>.

"**Affiliate**" means (i) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

"**Board**" means the Board of Directors of the Company, as constituted from time to time.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code shall be deemed to include any regulations promulgated thereunder.

"**Committee**" means the Talent and Compensation Committee of the Board, or any successor thereto, <u>provided</u> that the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters that under applicable law are required to be determined in the sole discretion of the Committee or a committee of independent directors.

"**Common Stock**" means the common stock of the Company, par value USD 0.01 per share.

"**Company**" means AGCO Corporation, a Delaware corporation, including any successor thereto.

"**Compensation**" means (unless otherwise determined by the Committee prior to an Offering Period) base salary and base wages, excluding compensation for overtime, paid to an Eligible Employee by the Company, a Participating Subsidiary or a Participating Affiliate as compensation for services to the Company, a Participating Subsidiary or a Participating Affiliate, before deduction for any contributions from salary or wages made by the Eligible Employee to a tax-qualified plan under Section 401(k) of the Code, a non-qualified deferred compensation plan, or a cafeteria plan. The Committee shall have the discretion to determine the manner of application of this definition to Employees outside the U.S.

"**Contributions**" means the payroll deductions or, if permitted by the Committee to comply with non-U.S. requirements for the Non-423 Component, amounts contributed to the Plan via cash, check or other means, used to fund the exercise of options granted pursuant to the Plan.

"**Corporate Transaction**" means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.

"**Designated Broker**" means the financial services firm or other agent designated by the Company to maintain ESPP Share Accounts on behalf of Participants who have purchased shares of Common Stock under the Plan.

"**Effective Date**" means the date on which the Plan was approved by the Company's shareholders.

"**Employee**" means any person who renders services to the Company, a Participating Subsidiary or a Participating Affiliate as an employee pursuant to an employment relationship with such Employer. For purposes of the 423 Component, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Participating Subsidiary that meets the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three months (or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2)), and the individual's right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following the end of such three-month period (or such other period specified in Treasury Regulation Section 1.421-1(h)(2)). For purposes of the Non-423 Component, the Committee shall have the authority to determine the circumstances pursuant to which the employment relationship shall be treated as continuing intact while the individual is on a leave of absence.

"**Eligible Employee**" means, for the 423 Component, an Employee who (i) has been continuously employed by the Company or a Participating Subsidiary for more than 90 days (or such other period, as determined by the Committee prior to a particular Offering Period, which period must be less than two years) and (ii) is customarily employed for more than 20 hours per week and for more than five months in any calendar year. Notwithstanding the foregoing, the Committee may exclude from participation in the Plan or from any Offering under the 423 Component, within a manner permitted under Section 423 of the Code, Employees who are (x) "highly compensated employees" (within the meaning of Section 414(q) of the Code) with compensation above a certain level or who are officers or subject to the disclosure requirements of Section 16(a) of the Exchange Act, or (y) citizens or residents of a foreign jurisdiction where the grant of an option under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of an option under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Committee in its sole discretion. For the Non-423 Component, unless otherwise determined by the Committee, "Eligible Employee" means an Employee who is employed by a Participating Affiliate and has been continuously employed by a Participating Affiliate for more than 90 days (or such other period, as determined by the Committee prior to a particular Offering Period.)

"**Employer**" means, with respect to an Offering Period, the entity to which an Employee renders service pursuant to an employment relationship, be it the Company, a Participating Subsidiary or a Participating Affiliate.

"**Enrollment Form**" means a document pursuant to which an Eligible Employee may elect to enroll in the Plan, authorize a new level of Contributions, or stop Contributions and withdraw from an Offering Period.

"**ESPP Share Account**" means an account into which Common Stock purchased with accumulated Contributions at the end of an Offering Period are held on behalf of a Participant.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

"**Fair Market Value**" means, as of any date, (i) if the shares are listed on any established stock exchange or a national market system, the closing price of a share of Common Stock (or if no sales were reported, the closing price on the date most immediately preceding such date on which date there was a closing price) as quoted on such exchange or system on the day of determination, or (ii) in the absence of an established market for the shares, an amount determined in good faith by the Committee, with such determination conclusive and binding on all persons.

"**Offering**" means the grant of rights to an Eligible Employee to purchase shares of Common Stock during an Offering Period in accordance with the Plan. For purposes of this Plan, the Committee may designate separate Offerings under the Plan (the terms of which need not be identical) in which different Eligible Employees of the Company or one or more Participating Subsidiaries or Participating Affiliates will participate, even if the dates of the applicable Offering Periods of each such Offering are identical.

"**Offering Date**" means the first Trading Day of each Offering Period, as designated by the Committee.

"**Offering Period**" means (x) the six month period starting on January 1 of each year and ending on June 30 of such year, and (y) the six month period starting on July 1 of each year and ending on December 31 of such year; provided that, pursuant to Section 5, the Committee may change the duration of future Offering Periods (subject to a maximum Offering Period of 27 months), the frequency of future Offering Periods, the start dates of future Offering Periods, and the end dates of future Offering Periods.

"**Participant**" means an Eligible Employee who is actively participating in the Plan.

"**Participating Affiliates**" means such Affiliates that the Committee designates in its sole discretion as eligible to participate in the Non-423 Component from time to time.

"**Participating Subsidiaries**" means such Subsidiaries that the Committee designates in its sole discretion as eligible to participate in the 423 Component from time to time.

"**Plan**" means this AGCO Corporation Employee Stock Purchase Plan, including both the 423 Component and the Non-423 Component, as may be amended from time to time.

"**Purchase Date**" means the last Trading Day of each Offering Period.

"**Purchase Price**" means an amount equal to 90% of the Fair Market Value of a share of Common Stock on the Purchase Date. Prior to an Offering Period, the Committee may (i) change the percentage stated above to 85% or more and/or (ii) change the Purchase Price so that it means an amount equal to the prescribed percentage of the lesser of (x) the Fair Market Value of a share of Common Stock on the Offering Date or (y) the Fair Market Value of a share of Common Stock on the Purchase Date. Notwithstanding anything to the contrary herein, the Purchase Price per share of Common Stock will in no event be less than the par value of the Common Stock.

"**Securities Act**" means the U.S. Securities Act of 1933, as amended.

"**Subsidiary**" means any corporation, domestic or foreign, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain. In all cases, the determination of whether an entity is a Subsidiary shall be made in accordance with Section 424(f) of the Code.

"**Trading Day**" means any day on which the established stock exchange or national market system upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on an established stock exchange or national market system, a business day, as determined by the Committee in good faith.

"**U.S.**" means the United States of America.

3.   Administration.

3.1.   The Committee shall administer the Plan. All expenses of administering the Plan shall be borne by the Company or its Affiliates.

3.2.   Subject to the terms of the Plan and applicable laws, the Committee shall have the full power and authority to administer the Plan, including, without limitation, the authority to: (i) designate Participants; (ii) appoint the Designated Broker and direct the administration of the Plan by the Designated Broker in accordance with the provisions herein set forth; (iii) adopt rules of procedure and regulations necessary for the administration of the Plan, provided that such rules are not inconsistent with the terms of the Plan, and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (iv) determine, in its sole discretion, all questions with regard to rights of Employees and Participants under the Plan, including but not limited to, the eligibility of an Employee to participate in the Plan, including whether an Employee shall be eligible to participate in the 423 Component or the Non-423 Component, and the range of permissible percentages of Compensation an Eligible Employee may specify to be withheld or contributed and the maximum amount; (v) designate which entities shall be Participating Subsidiaries or Participating Affiliates; (vi) enforce the terms of the Plan and the rules and regulations it adopts; (vii) direct or cause the Designated Broker to direct the distribution of the shares of Common Stock purchased hereunder; (viii) furnish or cause the Designated Broker to furnish the Employer with information that the Employer may require for tax or other purposes; (ix) engage the service of counsel (who may, if appropriate, be counsel for the Company or its Affiliates) and agents whom it may deem advisable to assist it with the performance of its duties; (x) prescribe procedures to be followed by Eligible Employees in electing to participate in the Plan; (xi) receive from each Employer and from Eligible Employees such information as shall be necessary for the proper administration of the Plan; (xii) maintain, or cause the Designated Broker to maintain, separate accounts in the name of each Participant to reflect the Participant's ESPP Share Account under the Plan; (xiii) interpret and construe the Plan in its sole discretion; (xiv) correct any defect or administrative error, supply any omission and reconcile any inconsistency in the Plan in the manner and to the extent it shall deem desirable to carry the Plan into effect; and (xv) make any changes or modifications necessary to administer and implement the provisions of the Non-423 Component of the Plan in any non-U.S. jurisdiction to the fullest extent possible, including adopting and amending sub-plans with such provisions as the Committee may deem appropriate to conform with local laws, practices and procedures. Without limiting the generality of the foregoing, the Committee specifically is authorized to adopt rules, procedures and sub-plans, which, for purposes of the Non-423 Component, may be outside of the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate, the definition of Compensation, the dates and duration of Offering Periods or other periods during which Participants may make Contributions toward the purchase of shares of Common Stock, the method of determining the Purchase Price and the discount from Fair Market Value at which shares of Common Stock may be purchased, any minimum or maximum amount of Contributions a Participant may make in an Offering Period or other specified period under the applicable sub-plan or policy, the treatment of options to purchase shares of Common Stock upon a change in control or a change in capitalization of the Company, the handling of Contributions, the making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures, and handling of issuances of shares of Common Stock and stock certificates that vary with applicable local requirements. The Committee's decisions shall be final and binding on all persons.

3.3.   To the extent not prohibited by applicable laws, the Committee, from time to time, may appoint one or more officers or employees of the Company to carry out some or all of its responsibilities under the Plan as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the appointment. For purposes of the Plan, reference to the Committee will be deemed to refer to any such appointee to the extent of their authority as a result of the appointment.

4.   Eligibility.

4.1.   Unless otherwise determined by the Committee (in a manner consistent with Section 423 of the Code for Offerings under the Section 423 Component), any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Committee for a particular Offering Period shall be eligible to participate in such Offering Period, subject to the requirements of Section 423 of the Code for Offerings under the Section 423 Component.

4.2.   Notwithstanding any provision of the Plan to the contrary, (i) no Eligible Employee shall be granted an option under the Plan if immediately after the grant of the option, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary, and (ii) in accordance with Section 423(b)(8) of the Code, no Eligible Employee shall be granted an option under the Plan to the extent such option would permit Employee's rights to purchase stock under the Plan and all other employee stock purchase plans of the Company and any Subsidiary to accrue at a rate which exceeds USD 25,000 of the fair market value of such stock (determined at the time the option is granted) for each calendar year in which the option is outstanding.

5.   Offering Periods.

     5.1.   The Plan shall be implemented by a series of Offering Periods, with the first Offering Period commencing at such time as determined by the Committee in its discretion. The Committee shall specify whether the Offering Period applies to the 423 Component, the Non-423 Component, or both. The Committee may establish different Offering Periods for the 423 Component and the Non-423 Component. The Committee shall have the authority to change the duration, frequency, start and end dates of Offering Periods.

     5.2.   Unless otherwise specified by the Committee, each offering to Eligible Employees shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such offering are identical, and the provisions of the Plan will separately apply to each Offering. For the 423 Component, to the extent permitted by Treasury Regulation Section 1.423-2(a)(1), the terms of each separate Offering need not be identical, provided that the terms of the Plan and an Offering together satisfy Treasury Regulation Sections 1.423-2(a)(2) and (a)(3).

6.   Participation.

     6.1.   Enrollment and Payroll Deductions. An Eligible Employee may elect to participate in the Plan by completing an Enrollment Form and submitting it to the Company, in accordance with the enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, an Eligible Employee elects to have Contributions made in an amount equal to a whole percentage of Employee's Compensation (no less than 1% and no greater than 10% (or such other maximum percentage as the Committee may establish from time to time before an Offering Period begins)), on each pay day occurring during an Offering Period. By submitting an Enrollment Form, an Eligible Employee authorizes making Contributions by way of payroll deductions from such Employee's paycheck on an after-tax basis. To the extent necessary to comply with non-U.S. requirements for the Non-423 Component, the Committee may permit Eligible Employees participating in a specified Offering Period to contribute amounts to the Plan through payment by cash, check or other means on each payroll date or such other period determined by the Committee. Except as otherwise provided by the Committee, Contributions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the Purchase Date unless sooner altered or terminated by the Participant or otherwise as provided in the Plan. The Company shall maintain records of all Contributions but shall have no obligation to pay interest on Contributions or to hold such amounts in a trust or in any segregated account unless required by applicable law. Unless expressly permitted by the Committee, a Participant may not make any separate contributions or payments to the Plan.

     6.2.   Election Changes. Unless otherwise determined by the Committee (in a manner consistent with Section 423 of the Code for the 423 Component) and subject to applicable laws:

     6.2.1.   A Participant may decrease or increase such Participant's rate of Contributions for future Offering Periods by submitting a new Enrollment Form authorizing the new rate of Contributions at least 15 days before the start of the next Offering Period.

     6.2.2.   A Participant may not decrease or increase such Participant's rate of Contributions for an Offering once an Offering Period has commenced. Notwithstanding the foregoing, a Participant may withdraw from an Offering once the Offering Period has commenced, pursuant to Section 10 herein.

     6.3.   Automatic Re-Enrollment. Unless otherwise provided by the Committee, the Contribution rate selected by a Participant in an Enrollment Form shall remain in effect for subsequent Offering Periods, unless the Participant (i) submits a new Enrollment Form authorizing a new level of Contributions in accordance with Section 6.2, (ii) withdraws from the Plan in accordance with Section 10, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

7.   Grant of Option. On each Offering Date, each Participant in the applicable Offering shall be granted an option to purchase, on the Purchase Date, a number of shares of Common Stock determined by dividing the Participant's accumulated Contributions during the Offering Period by the applicable Purchase Price; provided that in no event shall any Participant purchase more than 10,000 shares of Common Stock in a particular Offering (subject to adjustment in accordance with Section 18 and the limitations set forth in Section 13), unless such number is modified by the Committee and communicated in a manner consistent with Treasury Regulation Section 1.423-2 prior to the commencement of a particular Offering.

8.   Exercise of Option/Purchase of Shares. A Participant's option to purchase shares of Common Stock will be exercised automatically on the Purchase Date of each Offering Period. The Participant's accumulated Contributions will be used to purchase the maximum number of whole shares and fractional shares of Common Stock that can be purchased with the amounts in the Participant's notional account, unless the Committee determines before a particular Offering Period that no fractional shares may be purchased or, for the Non-423 Component, it is determined that fractional shares are problematic under applicable law. In that case, the maximum number of whole shares will be purchased and any accumulated Contributions remaining in the Participant's notional account as a result of the fact that fractional shares may not be purchased will be carried forward and applied toward the purchase of whole shares of Common Stock for the next following Offering Period. No other accumulated Contributions remaining in the Participant's notional account will be carried forward to a subsequent Offering Period unless otherwise determined by the Committee (for the 423 Component, in a manner consistent with Treasury Regulation Section 1.423-2(f)(5)).

9. <u>Delivery of Shares</u>. As soon as reasonably practicable after each Purchase Date, the Company will arrange for the delivery to each Participant of the shares of Common Stock purchased upon exercise of the Participant's option. Unless otherwise determined by the Committee, shares of Common Stock are required to be deposited directly into an ESPP Share Account established in the name of the Participant with a Designated Broker and retained in (and not transferred out of) the ESPP Share Account with such Designated Broker (i) for a two-year period (or such other period as determined by the Committee, which period may be "indefinitely") or (ii) subject to Section 19.6, until an earlier disposition of the shares of Common Stock. Participants will not have any voting, dividend or other rights of a shareholder with respect to the shares of Common Stock subject to any option granted hereunder until such shares have been delivered pursuant to this <u>Section 9</u>.

10. <u>Withdrawal</u>.

10.1. <u>Withdrawal Procedure</u>. A Participant may withdraw from an Offering by submitting a revised Enrollment Form, indicating such Participant's election to withdraw at least 15 days before the Purchase Date, or such other period determined by the Committee. The accumulated Contributions held on behalf of a Participant in such Participant's notional account (that have not been used to purchase shares of Common Stock) shall be paid to the Participant promptly following receipt of the Participant's Enrollment Form indicating such Participant's election to withdraw and the Participant's option shall be automatically terminated. If a Participant withdraws from an Offering Period, no Contributions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with <u>Section 6.1</u>.

10.2. <u>Effect on Succeeding Offering Periods</u>. A Participant's election to withdraw from an Offering Period will not have any effect upon such Participant's eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

11. <u>Termination of Employment; Change in Employment Status</u>. Upon termination of a Participant's employment for any reason, including death, disability or retirement, or a change in the Participant's employment status following which the Participant is no longer an Eligible Employee, the Participant will be deemed to have withdrawn from the Plan and the Contributions in the Participant's notional account that have not been used to purchase shares of Common Stock shall be returned to the Participant, or in the case of the Participant's death, to the person(s) entitled to such amounts under <u>Section 17</u>, and the Participant's option shall be automatically terminated.

12. <u>Interest</u>. No interest shall accrue on or be payable with respect to the Contributions of a Participant in the Plan, unless required by applicable law.

13. <u>Shares Reserved for Plan</u>.

13.1. <u>Number of Shares</u>. Subject to adjustment under Section 18.1 herein, the maximum aggregate number of shares of Common Stock that may be issued under the Plan is 4,000,000 shares of Common Stock. Shares of Common Stock issued under the Plan may be newly issued shares, treasury shares or shares acquired on the open market.

13.2. <u>Over-Subscribed Offerings</u>. The number of shares of Common Stock that a Participant may purchase in an Offering under the Plan may be reduced if the Offering is over-subscribed. No option granted under the Plan shall permit a Participant to purchase shares of Common Stock which, if added together with the total number of shares of Common Stock purchased by all other Participants in such Offering, would exceed the total number of shares of Common Stock remaining available under the Plan. If the Committee determines that, on a particular Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised exceeds the number of shares of Common Stock then available under the Plan, the Company shall make a pro-rata allocation of the shares of Common Stock remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable.

14. <u>Transferability</u>. No Contributions credited to a Participant or any rights with respect to the exercise of an option or any rights to receive Common Stock hereunder may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant, other than by will, the laws of descent and distribution, or as provided in <u>Section 17</u>. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

15. <u>Application of Funds</u>. All Contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose to the extent permitted by applicable law, and the Company shall not be required to segregate such Contributions unless required by applicable law.

16. <u>Statements</u>. Upon request, a Participant will be provided with a statement that shall set forth the Contributions made by the Participant to the Plan, the Purchase Price of any shares of Common Stock purchased with accumulated funds, the number of shares of Common Stock purchased, and any Contribution amounts remaining in the Participant's notional account. Statements may be delivered electronically in the discretion of the Committee.

17. <u>Delivery upon Death</u>. In the event of the death of a Participant, the Company will deliver any cash Contributions collected and credited to the Participant's notional account prior to the Purchase Date of an Offering Period to the executor or administrator of the estate of the Participant. Alternatively, the Committee may, but is not required to, permit Participants to designate beneficiaries to receive such cash Contributions under the Plan in the event of a Participant's death in such manner as determined by the Committee, subject to applicable law.

18.   Adjustments; Dissolution or Liquidation; Corporate Transactions.

18.1.   Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, or exchange of Common Stock or other securities of the Company, or other change in the Company's structure affecting the Common Stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee will, in such manner as it deems equitable, adjust the number of shares and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each outstanding option under the Plan, and the numerical limits of Section 7 and Section 13.

18.2.   Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a new Purchase Date that occurs before the date of the Company's proposed dissolution or liquidation. Before the new Purchase Date, the Committee will provide each Participant with written notice of the new Purchase Date and that the Participant's option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.

18.3.   Corporate Transaction. In the event of a Corporate Transaction, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or Subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the Offering Period with respect to which the option relates will be shortened by setting a new Purchase Date that occurs before the date of the Corporate Transaction. Prior to the new Purchase Date, the Committee will provide each Participant with written notice of the new Purchase Date and that the Participant's option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.

19.   General Provisions.

19.1.   Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees who are granted options under the 423 Component shall have the same rights and privileges.

19.2.   No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.

19.3.   Rights as Shareholder. A Participant will become a shareholder with respect to the shares of Common Stock that are purchased pursuant to options granted under the Plan when the shares are transferred to the Participant's ESPP Share Account.

19.4.   Successors. The Plan shall be binding on the Company and its successors.

19.5.   Compliance with Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Common Stock shall not be issued with respect to an option granted under the Plan unless the issuance and exercise of such option, and the issuance and delivery of the shares of Common Stock pursuant thereto, shall comply with all applicable provisions of law, including, without limitation, the Securities Act, the Exchange Act, the laws of any non-U.S. jurisdiction where an option to purchase shares of Common Stock is, or will be granted under the Plan, and the requirements of any stock exchange or national market system upon which the shares may then be listed.

19.6.   Disqualifying Dispositions; Mandatory Holding Period. Each Participant in the 423 Component shall give the Company prompt written notice of any disposition or other transfer of shares of Common Stock acquired pursuant to the exercise of an option under the Plan, if such disposition or transfer is made within two years after the Offering Date or within one year after the Purchase Date. Notwithstanding the foregoing, unless otherwise determined by the Committee, there shall be a mandatory holding period during which Participants in the 423 Component and Non-423 Component may not dispose of or transfer shares of Common Stock acquired pursuant to the exercise of an option under the Plan. Such mandatory holding period shall be the six-month period after the applicable Purchase Date (or such other period determined by the Committee, provided that such mandatory holding period will not exceed the longer of: (a) the two-year period after the applicable Offering Date, or (b) the one-year period after the applicable Purchase Date). With respect to Participants in the Non-423 Component, the mandatory holding period (if any) need not apply on a uniform basis to each Participant.

19.7.   Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within 12 months before or after the date the Plan is adopted by the Board.

19.8.   Term of Plan. The Plan was adopted by the Board on December 12, 2024, and shall become effective upon the Effective Date. The Plan shall terminate automatically on December 12, 2034, provided that it may be terminated by the Committee on any earlier date as provided in Section 19.9.

19.9.   Amendment or Termination. The Committee may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason. Notwithstanding the foregoing, any amendment to the Plan that requires shareholder approval under applicable law must be approved by the Board, prior to submission of such amendment to the Company's shareholders for approval. If the Plan is terminated, the Committee may elect to terminate all outstanding Offering Periods either immediately or once shares of Common Stock have been purchased on the next Purchase Date (which may, in the discretion of the Committee, be accelerated) and all amounts that have not been used to purchase shares of Common Stock will then be returned to Participants.

19.10.   <u>Applicable Law</u>. The laws of the U.S. state of Delaware shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state's conflict of law rules.

19.11.   <u>Section 423 of the Code</u>. The 423 Component is intended to qualify as an employee stock purchase plan under Section 423 of the Code and will be interpreted accordingly; <u>provided</u> that the Company does not guarantee any particular tax treatment with respect to an option granted under this Plan.

19.12.   <u>Withholding</u>. To the extent required by applicable U.S. federal, state, local or non-U.S. law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax, social insurance contribution or other obligations that arise in connection with the Plan. At any time, the Company or Employer may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary for the Company or Employer to meet applicable withholding obligations. In addition, the Company or Employer may (i) withhold from the proceeds of the sale of shares of Common Stock, (ii) withhold a sufficient whole number of shares of Common Stock otherwise issuable upon purchase having an aggregate fair market value sufficient to satisfy applicable withholding obligations, or (iii) withhold by any other means set forth in the applicable Enrollment Form.

19.13.   <u>Notice</u>. Any written notices provided for in this Plan shall be deemed sufficiently given if either hand delivered or if sent by electronic transmission or overnight courier, or by postage paid first class mail. Notices sent by mail shall be deemed received three business days after mailed but in no event later than the date of actual receipt. Notices shall be directed, if to the Participant, at the Participant's last known physical or email address indicated by the Company's records, or if to the Company, to the Company's Chief Human Resources Officer at the Company's headquarters.

19.14.   <u>Severability</u>. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

19.15.   <u>Headings</u>. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

IN WITNESS THEREOF, the Company has caused the Plan to be executed by its duly authorized officer as of the Effective Date of the Plan.

AGCO CORPORATION

By: _____

Roger Batkin
Title: Corporate Secretary
Date: April 24, 2025



Your Agriculture Company



Annual Report on
Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-12930

AGCO CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**58-1960019**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4205 River Green Parkway	
Duluth, Georgia	**30096**
(Address of principal executive offices)	(Zip Code)

(770) 813-9200

(Registrants telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of exchange on which registered
Common stock	AGCO	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer   ☐ Accelerated filer   ☐ Non-accelerated filer   ☐ Smaller reporting company   ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of AGCO Corporation's Common Stock (based upon the closing sales price quoted on the New York Stock Exchange) held by non-affiliates as of June 30, 2024 was approximately $6.1 billion. For this purpose, directors and officers and the entities that they control have been assumed to be affiliates. As of February 10, 2025, 74,582,014 shares of AGCO Corporation's Common Stock were outstanding.

Documents Incorporated by Reference

Portions of AGCO Corporation's Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

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Item 1. **Business**

AGCO Corporation was incorporated in Delaware in 1991. Unless otherwise indicated, all references in this Form 10-K to "AGCO," "we," "us" or the "Company" include AGCO Corporation and its subsidiaries.

General

We are a global leader in the design, manufacture and distribution of agricultural machinery and precision agriculture technology. We deliver value to farmers and Original Equipment Manufacturer ("OEM") customers through our differentiated brand portfolio including leading brands Fendt®, Massey Ferguson®, PTx and Valtra®. Our full line of equipment, smart farming solutions and services helps farmers sustainably feed our world. We distribute most of our products through approximately 2,700 independent dealers and distributors in approximately 140 countries. We also provide retail and wholesale financing through our finance joint ventures with Coöperatieve Rabobank U.A., which, together with its affiliates, we refer to as "Rabobank." In 2024, we fundamentally shifted our portfolio through the PTx Trimble joint venture and the divestiture of the majority of our Grain & Protein ("G&P") business.

On April 1, 2024, pursuant to the terms of an Amended and Restated Sale and Contribution Agreement among AGCO, Trimble and PTx Trimble (the "Joint Venture"), AGCO and Trimble completed (i) the contribution by Trimble to the Joint Venture of Trimble's OneAg business, which is Trimble's agricultural business, excluding certain Global Navigation Satellite System and guidance technologies, and $8.1 million of cash, (ii) the contribution by AGCO to the Joint Venture of its interest in JCA Industries, LLC d/b/a JCA Technologies and $46.0 million of cash, and (iii) the purchase by AGCO from Trimble of membership interests in the Joint Venture in exchange for the payment by AGCO to Trimble of $1,954.0 million in cash, subject to customary working capital and other adjustments. Immediately following the closing and as a result of the transaction, AGCO directly and indirectly owns an 85% interest in the Joint Venture and Trimble owns a 15% interest in the Joint Venture. AGCO began consolidating PTx Trimble within its consolidated financial statements on April 1, 2024. We believe PTx Trimble creates a global-leading mixed-fleet precision agriculture platform. We are the exclusive provider of the comprehensive technology offering, supporting the future development and distribution of next-generation agriculture technologies, allowing us to offer a wide variety of user-friendly technologies compatible across brands, equipment models and farm types. The acquired hardware, software and cloud-based applications span all aspects of the crop cycle, from land preparation to planting and seeding to harvest. Refer to Note 2 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further information.

On July 25, 2024, the Company entered into a Stock and Asset Purchase Agreement to sell the majority of its G&P business, which includes the GSI®, Automated Production® (AP), Cumberland®, Cimbria® and Tecno® brands for a purchase price of $700.0 million, subject to customary working capital and other adjustments. On November 1, 2024, the Company completed the sale of the Company's G&P business to A-AG Holdco Limited, an affiliate of American Industrial Partners. The divestiture of the G&P business aligns with AGCO's efforts to better position itself for high margin growth and allows for AGCO to better streamline and focus on its portfolio of agricultural machinery and precision ag technology products. Refer to Note 3 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further information.

Products

The following table sets forth a description of the Company's more significant products and their percentage of net sales:

Product	Product Description	Percentage of Net Sales[1]		
		2024	2023	2022
Tractors	• High horsepower tractors (140 to 650 horsepower); typically used on large acreage farms, primarily for row crop production, soil cultivation, planting, land leveling, seeding and commercial hay operations	61 %	61 %	59 %
	• Utility or Mid-range tractors (40 to 130 horsepower); typically used on small and medium-sized farms and in specialty agricultural industries, including dairy, livestock, orchards and vineyards			
	• Compact tractors (under 40 horsepower); typically used on small farms and specialty agricultural industries, as well as for landscaping, equestrian and residential uses			
Combines	• Combines, sold with a variety of threshing technologies and complemented by a variety of crop-harvesting heads; typically used in harvesting grain crops such as corn, wheat, soybeans and rice	3 %	4 %	5 %
Hay Tools and Forage Equipment, Planters, Implements & Other Equipment	• Round and rectangular balers, loader wagons, self-propelled windrowers, forage harvesters, disc mowers, spreaders, rakes, tedders, and mower conditioners; used for the harvesting and packaging of vegetative feeds used in the cattle, dairy, horse and renewable fuel industries	10 %	12 %	12 %
	• Planters and other planting equipment (including retrofit equipment); used to plant seeds and apply fertilizer in the field, typically used for row crops, including planting technologies that cover the areas of monitoring and measurement, liquid control and delivery, meter accuracy and seed delivery			
	• Implements, including disc harrows, which cut through crop residue, leveling seed beds and mixing chemicals with the soils; heavy tillage, which break up soil and mix crop residue into topsoil, with or without prior discing; field cultivators, which prepare a smooth seed bed and destroy weeds; and drills, which are primarily used for small grain seeding			
	• Other equipment, including loaders; used for a variety of tasks, including lifting and transporting hay crops			
Application Equipment	• Self-propelled, three and four wheeled vehicles and related equipment; for use in the application of liquid and dry fertilizers and crop protection chemicals both prior to planting crops ("pre-emergence") and after crops emerge from the ground ("post-emergence")	3 %	3 %	3 %
Replacement Parts	• Replacement parts for all of the products we sell, including products no longer in production. Most of our products can be economically maintained with parts and service for a period of 10 to 20 years. Our parts inventories are maintained and distributed through a network of master and regional warehouses throughout North America, South America, Europe, Africa, China and Australia in order to provide timely response to customer demand for replacement parts	16 %	13 %	13 %
Grain Storage and Protein Production Systems	• Grain storage bins and related drying and handling equipment systems; seed-processing systems; swine and poultry feed storage and delivery, ventilation and watering systems; egg production systems, and broiler production equipment	7 %	7 %	9 %

_____

[1] The summation of these individual percentages may not total due to rounding.

Precision Agriculture

In 2024, we launched PTx, a new brand representing our precision ag portfolio. PTx combines precision ag technologies from the cornerstones of AGCO's tech stack: Precision Planting® and its newest joint venture, PTx Trimble. AGCO's PTx technologies enable farmers who use almost any brand to increase profitability and sustainability. With retrofit, factory-fit and OEM solutions that work across mixed fleets, we help transform farmers' equipment into smarter, more efficient machines. Our PTx solutions provide retrofit solutions to upgrade farmers' existing equipment to improve their planting, fertilizer, pesticide and herbicide application and harvest operations, resulting in yield and cost optimization.These solutions are reflected in the table above. We provide telemetry-based fleet management tools, including remote monitoring and diagnostics, which help farmers improve uptime, machine and yield optimization, mixed fleet optimization and decision support, with critical data privacy choices and convenient mobile tools that offer access to data and information. These products ultimately result in improved yields or reduced waste as well as increased profitability for farmers to help enable sustainable farming. In addition, our precision agriculture solutions are based on connectivity, automation and digitalization and include satellite-based steering, field data collection, product self-adjustment and yield-mapping. PTx sells precision agriculture solutions around the crop cycle to third-party original equipment manufacturers ("OEMs") and supports our products, brands and the aftermarket with a comprehensive and customizable suite of solutions, enabling farmers to make individual, data-based decisions in order to reduce costs and maximize efficiency, yields and profitability. These technologies are developed internally or sourced from third parties and integrated into our products. We believe that these products and related devices are highly valued by farmers globally and are integral to the current and future growth of our equipment sales and revenues. The PTx Trimble Joint Venture, which closed on April 1, 2024, complements and enhances AGCO's existing precision agriculture portfolio to deliver even more industry leading solutions across the crop cycle by creating a global-leading mixed-fleet precision agriculture platform. By combining these two precision agriculture portfolios, we believe we are positioned to drive outsized growth and better provide next-generation technologies to even more farmers around the world.

Operational Excellence

The Company is focused on operational efficiencies to build a more resilient business. On June 24, 2024, the Company announced a restructuring program (the "Program") in response to increased weakening demand in the agriculture industry. The initial phase of the Program is focused on further reducing structural costs, streamlining the Company's workforce and enhancing global efficiencies related to changing the Company's operating model for certain corporate and back-office functions and better leveraging technology and global centers of excellence. The Company estimates that it will incur charges for one-time termination benefits of approximately $150.0 million to $200.0 million in connection with this phase of the Program, primarily consisting of cash charges related to severance payments, employees benefits and related costs. The Company incurred the majority of charges in 2024 and expects to incur the remaining charges in 2025. Once fully implemented, the Company expects this phase of the Program to yield annual run-rate benefits and cost savings of approximately $100.0 million to $125.0 million. Additionally, we are reimagining our business operations globally with efficiency initiatives and structural changes of processes (offshore, automate, outsource).

Market Conditions

Demand for agricultural equipment is cyclical, influenced by, among other things, farm income, farm land values and debt levels, financing costs, acreage planted, crop yields, weather conditions, the demand for agricultural commodities, commodity and protein prices, agricultural product demand and general economic conditions and government policies, tariffs and subsidies. Geopolitical factors, including inflation, tariffs and regional conflicts, continue to create volatility in the global economy, including the potential for energy shortages, employment disruptions, supply chain constraints and delays in deliveries, as well as logistics interruptions. Global industry demand for farm equipment, driven by farm income, declined during 2024 in most major markets compared to 2023. The future demand for agricultural equipment will be influenced by the factors noted above.

2024 Compared to 2023 Financial Highlights

Net income (loss) attributable to AGCO Corporation for 2024 was $(424.8) million, or $(5.69) per diluted share, compared to $1,171.4 million, or $15.63 per diluted share for 2023.

Net sales for 2024 were $11,661.9 million, or 19.1% lower than 2023, primarily due to lower sales volumes resulting from softer industry sales reflecting lower end market demand and unfavorable currency impacts. Income (loss) from operations was $(122.1) million in 2024 compared to $1,700.4 million in 2023. The decrease in income from operations in 2024 was primarily the result of lower sales and production volumes reflecting weak industry conditions, the recognition of the loss on sale of the majority of the Company's G&P business as well as impairment charges and restructuring and business optimization expenses. Refer to "Financial Highlights" under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for additional information.

Competition

The agricultural industry is highly competitive. We compete with several large national and international full-line suppliers, as well as numerous short-line and specialty manufacturers with differing manufacturing and marketing methods. Our two principal competitors on a worldwide basis are Deere & Company and CNH Industrial N.V. We have regional competitors around the world that have significant market share in a single country or a group of countries. Additionally, the industry is attracting technology-focused companies and start-up ventures as technology increasingly impacts all aspects of the crop cycle.

We believe several key factors influence a buyer's choice of farm equipment, including the strength and quality of a company's dealers, the quality and pricing of products, dealer or brand loyalty, product availability, terms of financing and customer service. Refer to "Marketing and Distribution" for additional information.

Marketing and Distribution

Dealers and Distributors

We distribute products primarily through a network of independent dealers and distributors. Our dealers are responsible for retail sales of equipment to end users and after-sales service and support. Our distributors may sell our product through networks of dealers supported by the distributors, and our distributors also may directly market our products and provide customer service support. Our sales are not dependent on any specific dealer, distributor or group of dealers. In some countries, we utilize associates and licensees to provide a distribution channel for our products and a source of low-cost production for certain products.

Geographical Region	Independent Dealers and Distributors 2024	Percent of Net Sales[1] 2024	2023	2022
Europe	755	55 %	49 %	49 %
North America	1,215	24 %	26 %	25 %
South America	325	11 %	16 %	17 %
Rest of World [2]	405	10 %	9 %	9 %

_____

[1] The summation of these individual percentages may not total due to rounding.
[2] Consists of countries in Africa, the Middle East, Australia and Asia.

Dealer Support and Supervision

We believe that one of the most important criteria affecting a farmer's decision to purchase a particular brand of equipment is the quality of the dealer who sells and services the equipment. We support our dealers in order to improve the quality of our dealer network. In 2024, we announced the launch of FarmerCore, a global initiative to deliver a next generation farmer and dealer experience built on three pillars: the on-farm mindset, smart network coverage and digital engagement. FarmerCore will be implemented in close partnership with AGCO's global dealer network. The program launched this year in select North and South America dealer organizations, with continued expansion expected throughout 2025. We monitor each dealer's performance and profitability and establish programs that focus on continuous dealer improvement. Our dealers generally have sales territories for which they are responsible.

We believe that our ability to offer our dealers a full product line of agricultural machines and precision agriculture technology, as well as our digital tools to support the dealer's sales, marketing, warranty and servicing efforts, helps ensure the vitality and increases the competitiveness of our dealer network. We also maintain dealer advisory groups to obtain dealer feedback on our operations.

We provide our dealers with volume sales incentives, demonstration programs and other advertising support to assist sales. We design our sales programs, including retail financing incentives, and our policies for maintaining parts and service availability with extensive product warranties to enhance our dealers' competitive position.

Resources

Manufacturing and Assembly

We manufacture and assemble our products globally. Our locations are intended to optimize capacity, technology and local costs. We balance our manufacturing resources with externally-sourced machinery, components and/or replacement parts to enable us to better control costs, inventory levels and our supply of components. We believe that our manufacturing facilities are sufficient to meet our needs for the foreseeable future. Refer to Item 2, "Properties," for a listing of our principal manufacturing locations.

Our AGCO Power division produces diesel engines, gears and generating sets. The diesel engines are manufactured for use in a majority of our tractors, combines and sprayers, and also are sold to third parties. AGCO Power specializes in the manufacturing of off-road engines in the 75 to 500 horsepower range.

Components and Third-Party Suppliers

We externally source some of our machinery, components and replacement parts from third-party suppliers. Our production strategy is intended to optimize our research and development and capital investment requirements and to allow us greater flexibility to respond to changes in market conditions.

We purchase some fully manufactured tractors from Tractors and Farm Equipment Limited ("TAFE"), Carraro S.p.A. and Iseki & Company, Limited. We also purchase other tractors, implements and hay and forage equipment from various third-party suppliers. On April 26, 2024, we gave notice to TAFE that the Company was terminating all of its commercial relationships with TAFE. Refer to Note 18 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further discussion of our relationship with TAFE.

In addition to the purchase of machinery, third-party suppliers supply us with significant components used in our manufacturing operations. We select third-party suppliers that we believe are low cost and high quality and possess the most appropriate technology.

We also assist in the development of these products or component parts based upon our own design requirements. Our past experience with outside suppliers generally has been favorable, although from 2020 to 2022 we experienced supply chain disruptions for several key components, such as semiconductors. These supply chain disruptions eased over the course of 2023 and improved in 2024.

Intellectual Property

We own and have licenses to the rights under a number of domestic and foreign patents, trademarks, trade names and brand names relating to our products and businesses. We defend our patent, trademark and trade and brand name rights primarily by monitoring competitors' machines and industry publications and conducting other investigative work. We consider our intellectual property rights, including our right to use our trade and brand names, important in the operation of our businesses. However, we do not believe we are dependent on any single patent or group of patents, although several of our trade and brand names are internationally recognized and are important to our operations. We intend to maintain the separate strengths and identities of our core brand names and product lines.

Engineering, Research and Innovation

We make significant expenditures for engineering and applied research to improve the quality and performance of our products, to develop new products and technologies which enhance agriculture and integrate sustainability and to comply with government safety and engine emissions regulations.

Through AGCO Ventures, we source and fund new technologies to drive and support farmers worldwide. This initiative actively connects our business needs with industry and market perspectives to identify investment opportunities in startup companies, corporate venture funds, incubators, accelerators, higher education and research institutions. AGCO Ventures supports the accelerated development of critical capabilities and competencies across three strategic areas: information management and analytics, agriculture technology and environmental and alternative fuel sources.

Wholesale Financing, Sales Terms and Accounts Receivable Sales Agreement

Primarily in the United States and Canada, we engage in the standard industry practice of providing dealers with floor plan payment terms for their inventories of farm equipment for extended periods, generally through our AGCO Finance joint ventures. The terms of our wholesale finance agreements with our dealers vary by region and product line, with fixed payment schedules on all sales, generally ranging from one to 12 months. In the United States and Canada, dealers typically are not required to make an initial down payment, and our terms allow for an interest-free period generally ranging from one to 12 months, depending on the product. Amounts due from sales to dealers in the United States and Canada are immediately due upon a retail sale of the underlying equipment by the dealer. If not previously paid by the dealer, installment payments generally are required beginning after the interest-free period with the remaining outstanding equipment balance generally due within 12 months after shipment. In limited circumstances, we provide sales terms, and in some cases interest-free periods, that are longer than 12 months for certain products. These typically are specified programs, predominantly in the United States and Canada, where interest is charged after a period of up to 24 months, depending on various factors including dealers' sales volumes during the preceding year. We generally obtain a security interest in the new and used equipment we finance.

Sales terms outside the United States and Canada are typically of a shorter duration, generally ranging from 30 to 180 days. In many cases, we retain a security interest in the equipment sold on extended terms. In certain international markets, our sales are often backed by letters of credit or credit insurance.

We have accounts receivable sales agreements that permit transferring, on an ongoing basis, a majority of our wholesale receivables in North America, Europe and Brazil to our AGCO Finance joint ventures in the United States, Canada, Europe and Brazil. Upon transfer, the wholesale receivables maintain standard payment terms, including required regular principal payments on amounts outstanding and interest charges at market rates. Qualified dealers may obtain additional financing through our U.S., Canadian, European and Brazilian finance joint ventures at the joint ventures' discretion. In addition, our AGCO Finance joint ventures may provide wholesale financing directly to dealers in Europe, Brazil and Australia. We also sell certain trade receivables under factoring arrangements to other third-party financial institutions around the world, and we account for the sale of such receivables as off-balance sheet transactions.

Retail Financing

Our AGCO Finance joint ventures offer financing to most of the end users of our products. Besides contributing to our overall profitability, the AGCO Finance joint ventures enhance our sales efforts by tailoring retail finance programs to prevailing market conditions. Our AGCO Finance joint ventures provide both retail financing and wholesale financing to our dealers in the United States, Canada, Europe, Brazil, Argentina and Australia. AGCO owns a 49% interest in the joint ventures with the remaining interests owned by a wholly-owned subsidiary of Rabobank. The majority of the assets of the finance joint ventures consist of finance receivables. The majority of the liabilities consist of notes payable and accrued interest. Under the various joint venture agreements, Rabobank provides financing to the AGCO finance joint ventures, primarily through lines of credit. We do not guarantee the debt obligations of the joint ventures. In the United States and Canada, we guarantee certain minimum residual values to those joint ventures upon expiration of certain eligible operating leases between the finance joint ventures and end users. We also have other guarantees with our other finance joint ventures. Refer to Note 22 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for additional information.

In addition, Rabobank is the primary lender with respect to our credit facility, our senior term loan and our term loan facility, as are more fully described in "Liquidity and Capital Resources" within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical relationship with Rabobank has been strong, and we anticipate its continued long-term support of our business.

Seasonality

Generally, retail sales by dealers to farmers are highly seasonal and largely are a function of the timing of the planting and harvesting seasons. To the extent possible, we attempt to ship products to our dealers and distributors on a level basis throughout the year to reduce the effect of seasonal retail demands on our manufacturing operations and to minimize our investment in inventory. Our financing requirements are subject to variations due to seasonal changes in working capital levels, which typically increase in the first half of the year and then decrease in the second half of the year. The fourth quarter is also typically a period for higher retail sales because of our customers' year-end tax planning considerations, the increase in the availability of funds from completed harvests and the timing of dealer incentives. Our net sales and income from operations historically have been the lowest in the first quarter and have increased in subsequent quarters.

Environmental Regulations

We are subject to environmental laws and regulations concerning emissions to the air, discharges of processed or other types of wastewater, and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations are constantly changing, and the effects that they may have on us in the future are impossible to accurately predict. We attempt to comply with all applicable environmental, health and safety laws and regulations. However, we believe that any expense or liability we may incur in connection with noncompliance with laws or regulations or the cleanup of any of our properties will not have a materially adverse effect on us.

The engines manufactured by our AGCO Power division, which specializes in manufacturing off-road engines in the 75 to 500 horsepower range, currently comply with emissions standards and related requirements set by European, Brazilian and U.S. regulatory authorities, including both the United States Environmental Protection Agency and various state authorities. We expect to meet future emissions requirements through the introduction of new technology to our engines and exhaust after-treatment systems, as necessary. In some markets, such as the United States, we must obtain governmental environmental approvals in order to import our products, and these approvals can be difficult and time-consuming to obtain or may not be obtainable at all. Production at our facilities and sales of our products could be impaired if AGCO Power and our other engine suppliers are unable to timely respond to any changes in environmental laws and regulations affecting engine emissions, including the emissions of greenhouse gases ("GHG"). Compliance with environmental and safety regulations has added, and will continue to add, to the cost of our products and increase the capital-intensive nature of our business.

Regulation and Government Policy

We have manufacturing facilities or other physical presence globally and sell our products primarily through independent dealers and distributors in approximately 140 countries. This subjects us to a range of trade, product, foreign exchange, employment, tax, tariffs, environmental and other laws and regulations, in addition to the environmental regulations discussed previously, in a significant number of jurisdictions. Many jurisdictions and a variety of laws regulate the contractual relationships with our dealers. These laws impose substantive standards on the relationships between us and our dealers, including events of default, grounds for termination, non-renewal of dealer contracts and equipment repurchase requirements. Such laws could adversely affect our ability to terminate our dealers.

In addition, each of the jurisdictions in which we operate or sell products has an important interest in the success of its agricultural industry and the consistency of the availability of reasonably priced food sources. These interests result in active political involvement in the agricultural industry, which in turn, can impact our business in a variety of ways.

Sustainability

Our farmers continue to face increased challenges due to climate change. Our goal is to ensure that farmers have the machines and technologies they need to sustainably feed the world. Our products enable smart farming to help farms and machines run more efficiently with lower inputs and higher yields. Our precision agriculture products enable farmers to precisely place optimal amounts of inputs such as fertilizer, weed control and seeds. In addition, we are committed to driving down machinery emissions through battery powered electric tractors and other alternative fuel propulsion solutions to help farmers decarbonize and optimize their operations. AGCO also supports retrofit products on an array of OEM brands to customers which provide more flexibility, extend product lifecycles, and generate less emissions compared to new products.

While much of our focus is on innovating sustainable solutions, we are also committed to integrating sustainability into our core business strategy. Our low-carbon transition plan establishes key levers to reduce our climate impact by addressing both operational and value chain emissions. In our operations, we are embracing renewable energy and furthering initiatives to make our sites more energy efficient. Throughout our value chain, we attempt to deliver sustainable product solutions, optimize our transportation and logistics networks and engage supply chain partners to help drive environmental progress.

Human Capital

Our employees are our greatest asset and a key enabler of our success. We have approximately 24,000 employees worldwide, all guided by our Company's clear purpose – to create farmer-focused solutions to sustainably feed our world. We are dedicated to retaining and developing our employees by promoting safety and well-being, providing opportunities for them to learn and lead, and creating a culture where they feel welcomed, valued, and heard.

Our compensation programs, practices, and policies reflect our commitment to reward short and long-term performance that aligns with and drives shareholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on tenure, skills, proficiency and performance to attract and retain key talent. In addition to salaries, our compensation programs include annual short-term and long-term incentives and participation in various retirement savings plans, dependent upon the position and level of employee and the countries in which we operate. In 2024, our voluntary employee turnover rate was approximately 6.9%, compared to 7.5% in 2023.

Our employees engage in learning and development targeted to their current roles and future career aspirations. This includes completing online, self-directed and instructor-led courses across a broad range of categories – leadership, professional skills, technical competencies and compliance. Compliance training includes educating our employees about AGCO's cultural beliefs and ensuring they comply with our global Code of Conduct and associated policies, including anti-bribery/corruption, data privacy and cybersecurity, conflicts of interest, discrimination and workplace harassment and sexual harassment.

We are deeply committed to identifying and developing the next generation of top-tier leadership by placing focus on technologically innovative talent. We conduct quarterly in-depth talent and succession reviews with our senior leadership team that concentrate on accelerating talent development and strengthening succession pipelines for our most critical roles, including recruiting from within. We review our succession plans with our Board's Talent and Compensation Committee annually.

During 2024, we shared our fourth annual global employee experience and engagement survey to all employees across our offices and shop floor locations worldwide to seek feedback on what we are doing well and where we can improve. The results showed a favorable engagement score of approximately 67%, which aligns with our core employee engagement index metric, based upon 81% workforce participation. In addition to our annual survey, we conducted intermittent pulse surveys, which enabled real-time feedback on targeted topics.

We are committed to ensuring our Board is highly-skilled and gender-diverse. Three of our current ten board members are women. Women represent approximately 14% of our full-time executive positions at the senior vice president and vice president levels, and approximately 18% of our overall full-time management-level employees. We want to increase the percentage of female representation in our full time management-level employee group and our overall global employee base.

Health, Wellness and Safety

We are committed to the health, safety and wellness of our employees, striving to work safe, every day in every way. Our health and safety program focuses on risk reduction and safety management systems that promote preventative measures. We have implemented many leading and lagging indicators for enabling employee health and safety. Leading indicators are measured using proactive prevention programs that are designed to reduce overall risks by implementing risk assessments, ergonomic assessments and incident investigations to include detailed root cause corrective action analysis, near-miss corrective actions, and behavioral-based safety programs. The lagging indicators are measured by each of our facilities and demonstrate the current state regarding injury rates such as total case incident rate ("TCIR"). This is the fourth year in a row we achieved double digit improvement in our global TCIR rate. We reported a global TCIR of 0.89 in 2024 compared to 1.86 in 2023, which is an approximate 52% decrease and exceeded our target to achieve a target TCIR equal to 1.0 by 2025.

Unions, Collective Bargaining Agreements and Work Councils

Of our worldwide employees, approximately 4,000 are located in the United States. Many of our global manufacturing employees, and some other employees, are represented by unions and works councils, and a significant number of our employees are subject to collective bargaining agreements that typically are for terms of three to five years and are renegotiated in connection with renewals. We currently do not expect any significant difficulties in renewing these agreements.

Human Rights Policy

We are committed to respecting human rights in all aspects of our global operations under our global Human Rights Policy. We believe that we have a responsibility to ensure that human rights are understood and observed in every region in which we operate. We strive to foster safe, inclusive and respectful workplaces wherever we do business, including prohibiting human trafficking, slavery, child labor or any other form of forced or involuntary labor. Our commitment to human rights also includes improving agricultural prosperity and supporting marginalized farmers and vulnerable populations in developing countries where our activities contribute to addressing adverse human rights impacts. Through our AGCO Agriculture Foundation, as well as our brand and regional engagement activities, we support a variety of non-profit organizations and local community-based groups. In 2024, we introduced the Employee Relief Fund to provide critical support for our employees in the wake of significant crisis events such as natural disasters.

Available Information

Our Internet address is *www.agcocorp.com*. We make the following reports filed by us available, free of charge, on our website under the "Investors" section:

- annual reports on Form 10-K;
- quarterly reports on Form 10-Q;
- current reports on Form 8-K;
- proxy statements for the annual meetings of stockholders; and
- reports on Form SD.

These reports are made available on our website as soon as practicable after they are filed with the Securities and Exchange Commission ("SEC"). The SEC also maintains a website (*www.sec.gov*) that contains our reports and other information filed with the SEC.

We also provide corporate governance and other information on our website. This information includes:

- charters for the standing committees of our Board of Directors, which are available under the "Investors" section of our website under the heading "Governance," and
- our Global Code of Conduct, which is available under the "About Us" section of our website under the heading "Code of Conduct."

In addition, in the event of any waivers of our Global Code of Conduct, those waivers will be available under the heading "Code of Conduct" of our website.

None of these materials, including the other materials available on our website, is incorporated by reference into this Form 10-K unless expressly provided.

Item 1A.   Risk Factors

We make forward-looking statements in this report, in other materials we file with the SEC, on our website, in press releases and in materials that we otherwise share with the public. In addition, our senior management makes forward-looking statements to investors, analysts, the media and others. Statements, including the statements contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," concerning our future operations, prospects, strategies, products, manufacturing facilities, legal proceedings, financial condition, financial performance (including net sales, earnings and related growth) and demand for our products and services, as well as other statements of our beliefs or expectations of industry conditions, foreign currency translation impacts, market demand, supply chain and logistics disruptions, farm incomes, weather conditions, commodity and protein prices, general economic conditions, dividends, share repurchases, availability of financing, working capital, capital expenditures, debt service requirements, margins, production and sales volumes, factory productivity, pricing impacts, material costs, benefits from cost reduction initiatives, investments in, and results of, product development and enhancement, compliance with financial covenants, support from lenders, recovery of amounts under guarantee, uncertain income tax provisions, tax rates, funding of our pension and postretirement benefit plans, or realization of net deferred tax assets, are forward-looking statements. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These factors include, among others, those set forth below and in the other documents that we file with the SEC. There also are other factors that we may not describe, generally because we currently do not perceive them to be material, or likely to become material, that also could cause actual results to differ materially from our expectations.

These risks could impact our business in a number of ways, including by negatively impacting our future results of operations, cash flows and financial condition. For simplicity, below we collectively refer to these potential impacts as impacts on our "performance."

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Market, Economic and Geopolitical Risks

Our financial results depend entirely upon the agricultural industry, and factors that adversely affect the agricultural industry generally, including declines in the general economy, increases in farm input costs, unfavorable weather conditions and lower commodity and protein prices, adversely affect our performance.

Our success depends entirely on the vitality of the agricultural industry. Historically, the agricultural industry has been cyclical and subject to a variety of economic and other factors. Sales of agricultural equipment, in turn, also are cyclical and generally reflect the economic health of the agricultural industry. The economic health of the agricultural industry is affected by numerous factors, including farm income, farm land values and debt levels and financing costs, all of which are influenced by levels of commodity and protein prices, acreage planted, crop yields, agricultural product demand, farm input costs, government policies, tariffs and government subsidies. The economic health of the agricultural industry also is influenced by general economic conditions, interest rate and exchange rate levels, and the availability of financing for retail customers, including government financing subsidies to farmers, which can be significant in countries such as Brazil, as discussed elsewhere in this "Risk Factors" section. Trends in the agricultural industry, such as farm consolidations, may affect the agricultural equipment market. In addition, weather conditions, such as floods, heat waves or droughts, and pervasive livestock or crop diseases affect farmers' buying decisions. Downturns in the agricultural industry due to these or other factors, which could vary by market, can result in decreases in demand for agricultural equipment, which would adversely affect our performance. Moreover, the unpredictable nature of many of these factors and the resulting volatility in demand make it difficult for us to accurately predict sales and optimize production. This, in turn, can result in higher costs, including inventory carrying costs and underutilized manufacturing capacity. During previous downturns in the agricultural industry, we experienced significant and prolonged declines in our performance, and we expect our business to remain subject to similar market fluctuations in the future.

The agricultural equipment industry is highly seasonal, and seasonal fluctuations significantly impact our performance.

The agricultural equipment business is highly seasonal, which causes our quarterly results and our cash flow to fluctuate during the year. Farmers generally purchase agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. In addition, the fourth quarter typically is a significant period for retail sales because of year-end tax planning considerations, the increase in availability of funds from completed harvests, and the timing of dealer incentives. Our net sales and income from operations historically have been the lowest in the first quarter and have increased in subsequent quarters.

Most of our sales depend on the availability of financing to retail customers, and any disruption in their ability to obtain financing, whether due to economic downturns or otherwise, will result in the sale of fewer products by us. In addition, the collectability of receivables that are created from our sales, as well as from such retail financing, is critical to our business.

Most retail sales of our products are financed, either by our AGCO Finance joint ventures or by a bank or other private lender. The AGCO Finance joint ventures, which are controlled by Rabobank and are dependent upon Rabobank for financing as well, finance approximately 50% of the retail sales of our tractors and combines in the markets where the joint ventures operate. Any difficulty by Rabobank in continuing to provide that financing, or any business decision by Rabobank as the controlling member not to fund the business or particular aspects of it (for example, a particular country or region), would require the joint ventures to find other sources of financing (which may be difficult to obtain) or would require us to find other sources of financing for our dealers and their retail customers.

If we are unable to obtain other sources of financing, our dealers and their retail customers would be required to utilize other retail financing providers, which may or may not be available. In an economic downturn, we expect that financing for capital equipment purchases generally would become more difficult and more expensive to obtain. To the extent that financing is not available, or available only at unattractive prices, it would negatively impact our performance.

Both AGCO and our AGCO Finance joint ventures have substantial accounts receivable from dealers and retail customers and are adversely impacted when collectability is less than optimal. Overall collectability depends upon the financial strength of the agricultural industry, which in turn depends upon the factors discussed elsewhere in this "Risk Factors" section. Certain finance joint ventures lease equipment that may experience residual value losses that exceed expectations caused by lower pricing for used equipment and higher than expected returns at lease maturity. AGCO guarantees minimum residual values for some of the leased equipment. To the extent that defaults and losses are higher than expected, our equity in the net earnings of the finance joint ventures would be less, or there could be losses, which could materially impact our performance.

A majority of our sales and manufacturing take place outside the United States, and, as a result, we are exposed to risks related to foreign laws, tariffs, taxes, economic conditions, labor supply and relations, political conditions and governmental policies as well as U.S. laws governing who we sell to and how we conduct business. These risks may delay or reduce our realization of value from our international operations.

A majority of our sales are derived from sales outside the United States. The foreign countries in which our sales are the greatest are Germany, France, Brazil, the United Kingdom, Australia, Italy, Finland and Canada. We have significant manufacturing operations in France, Germany, Brazil, Italy and Finland, and we have established manufacturing operations in emerging markets, such as China. Many of our sales involve products that are manufactured in one country and sold in a different country, and therefore, our performance can be adversely affected by adverse changes, in either the country of origin or the country of destination, by the factors discussed elsewhere in this "Risk Factors" section, particularly the factors that impact the delivered cost of our products. Our business practices in these foreign countries must comply with not just local law, but also U.S. law, including limitations on where and to whom we may sell products and the Foreign Corrupt Practices Act ("FCPA"). We have a compliance program in place designed to reduce the likelihood of violations of these laws, but it is difficult to identify and prevent violations. Significant violations could subject us to fines and other penalties as well as increased compliance costs. Some of our international operations also are, or might become, subject to various risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds. Foreign emerging markets may present special risks, such as unavailability of financing, inflation, slow economic growth, price controls and difficulties in complying with U.S. regulations.

Domestic and foreign political developments and government regulations and policies directly affect the international agricultural industry, which affects the demand for agricultural equipment. Declines in demand for agricultural equipment adversely affect our performance. Future pandemics, in addition to related or unrelated application, modification or adoption of laws, regulations, trade agreements or policies, can adversely affect the agricultural industry, including the imposition of import and export duties and quotas, expropriation and potentially burdensome taxation, and could have an adverse effect on our performance. Trade restrictions, including potential withdrawal from or modification of existing trade agreements, negotiation of new trade agreements, and imposition of new (and retaliatory) tariffs against certain countries or covering certain products, could limit our ability to capitalize on current and future growth opportunities in the international markets in which we operate and impair our ability to expand our business by offering new technologies, products and services. These changes, particularly increases in the cost of steel, also can impact the cost of the products we manufacture. Trade restrictions and changes in, or uncertainty surrounding, global trade policy also could affect our competitive position.

The U.S. government has recently announced tariffs on all imported steel and aluminum. The U.S. government has also recently indicated that it intends to impose tariffs on goods imported from foreign countries, including China, Mexico and Canada. In addition, the U.S. government has also indicated that additional tariffs may be imposed on imports from other countries in the future. There is substantial uncertainty surrounding these tariffs, including any retaliatory tariffs and other consequences that may arise from the imposition of tariffs on imports from, and exports to, these other countries. These risks may delay, adversely impact or reduce our realization of value from our international operations. For more information on the risks surrounding tariffs and trade regulation, see the risk factor titled "Changes to United States tax, tariff, trade and import/export regulations may have a negative effect on global economic conditions, financial markets and our business".

As previously discussed, the health of the agricultural industry and the ability of our international dealers and retail customers to operate their businesses, in general, are affected by domestic and foreign government programs that provide economic support to farmers. As a result, farm income levels and the ability of farmers to obtain advantageous financing and other protections would be reduced to the extent that any such programs are curtailed or eliminated. A recent freeze on the provision of funding and spending in foreign countries through U.S. foreign aid programs has created economic uncertainty for farmers, and more permanent suspensions or reductions in the provision of foreign aid by the U.S. could occur in the future and create greater global uncertainty. Any such reductions likely would result in a decrease in demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities or of subsidy payments or financing rate subsidies for farmers in the European Union, the United States, Brazil or elsewhere would negatively impact the operations of farmers in those regions, and, as a result, our sales may decline if these farmers delay, reduce or cancel purchases of our products. In emerging markets, some of these (and other) risks can be greater than they might be elsewhere. In addition, the financing provided by the AGCO Finance joint ventures or by others in certain jurisdictions is supported by a government subsidy or guarantee in some markets, including financing rate subsidies. The programs under which those subsidies and guarantees are provided generally are of limited duration and subject to renewal and contain various caps and other limitations. In some markets, for example Brazil, this support is quite significant and, from time to time, has not been available. In the event the governments that provide this support elect not to renew these programs, and were financing not available on reasonable terms, whether through our AGCO Finance joint ventures or otherwise, our performance would be negatively impacted.

In 2024 and 2023, we had net sales of approximately $90 million and $85 million, respectively, in Ukraine. As of December 31, 2024 and 2023, we had less than $15 million in assets in Ukraine. It is unclear what impact the hostilities in Ukraine going forward will have on our net sales or assets, although we assume that our net sales may continue to decline in Ukraine, possibly significantly. We assess the fair value of our assets in Ukraine for potential impairment on a periodic basis as warranted.

In addition, AGCO sells products in, and purchases parts and components from, other regions where there could be hostilities. Should hostilities arise, we would expect our sales to decline and for our parts and component deliveries to be interrupted, which would adversely impact our performance.

As a result of the multinational nature of our business and the acquisitions that we have made over time, our corporate and tax structures are complex, with a significant portion of our operations being held through foreign holding companies. As a result, we are subject to taxation from multiple tax jurisdictions, and it can be inefficient, from a tax perspective, for us to repatriate or otherwise transfer funds. In addition, we must comply with a greater level of tax-related regulation and reviews by multiple governmental units than do companies with a more simplified structure. Our foreign and U.S. operations also routinely sell products to, and license technology to, other operations of ours. The pricing of these intra-company transactions is subject to regulation and review as well. While we make every effort to comply with all applicable tax laws, audits and other reviews by governmental entities for non-compliance could result in our companies being required to pay additional taxes, interest and penalties, which could have an adverse effect on our international operations.

We face significant competition, and, if we are unable to compete successfully against other agricultural equipment manufacturers, we will lose dealers and their retail customers and our performance will decline.

The agricultural equipment business is highly competitive, particularly in our major markets. Our two key competitors, Deere & Company and CNH Industrial N.V., are substantially larger than we are and have greater financial and other resources. In addition, in some markets, we compete with smaller regional competitors with significant market share in a single country or group of countries. Our competitors may substantially increase the resources devoted to the development and marketing, including discounting, of products that compete with our products, which would necessitate our making similar expenditures. Additionally, the industry is attracting technology-focused companies and start-up ventures as technology increasingly impacts all aspects of the crop cycle. Competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment, which, in turn, may adversely affect our performance.

We maintain an independent dealer and distribution network in the markets where we sell products. The financial and operational capabilities of our dealers and distributors are critical to our ability to compete in these markets. In addition, we compete with other manufacturers of agricultural equipment for dealers. If we are unable to compete successfully against other agricultural equipment manufacturers, we could lose dealers and their retail customers and performance may decline.

Our expansion plans in emerging markets entail significant risks.

Our long-term strategy includes establishing a greater manufacturing and supply-chain and/or marketing presence in emerging markets such as India and Africa. As we progress with these efforts, it will involve a significant investment of capital and other resources and entail various risks. These include risks attendant to obtaining necessary governmental approvals and the construction of facilities in a timely manner and within cost estimates, the establishment of supply channels, the commencement of efficient manufacturing operations, and, ultimately, the acceptance of the products by retail customers. While we expect the expansion to be successful, should we encounter difficulties involving these or similar factors, it may not be as successful as we anticipate and could adversely impact our performance.

Inflation can impact our costs and sales.

During 2022 and 2023, we experienced significant inflation in a range of costs, including for parts and components, labor, transportation, logistics, and energy. While inflation eased over 2023 and continued to ease in 2024, and we were able to pass along these higher costs through increased prices, there can be no assurance that we will be able to continue to do so in the future. If we are not, it will adversely impact our performance.

Product Development, Manufacturing and Operations

Our success depends on the introduction of new products, which requires substantial expenditures.

Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

- innovation;
- customer acceptance;
- the efficiency of our suppliers in providing component parts and of our manufacturing facilities in producing final products; and
- the performance and quality of our products relative to those of our competitors.

As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. We have experienced delays in the introduction of new products in the past, and we may experience delays in the future. Any delays or other problems with our new product launches, such as high warranty costs, will adversely affect our performance. In addition, introducing new products can result in decreases in revenues from our existing products.

Consistent with our strategy of offering new products and product refinements, we expect to make substantial investments in product development and refinement. We may need more funding for product development and refinement than is readily available, which could adversely affect our performance.

If we are unable to deliver precision agriculture and high-tech solutions to our customers, it could materially adversely affect our performance.

Increasingly our customers are implementing precision farming solutions. In order to remain competitive, we have been able to successfully acquire or develop and introduce new solutions that improve profitability and sustainable farming techniques. Our precision technology products include both hardware and software components that relate to guidance, telemetry, automation, autonomy and connectivity solutions. We expect to make significant investments in research and development expenses, acquisitions of businesses, collaborative arrangements and other sources of technology to drive these outcomes. These investments include the acquisition of the agriculture assets and technologies of Trimble through the formation of a joint venture of which we own 85% as further discussed in the PTx Trimble joint venture transaction risk factor below. Such investments may not produce attractive solutions for our customers. We also may have to depend on third parties to supply certain hardware or software components or data services in our precision technology products. Our dealers' ability to support such solutions also may impact our customers, acceptance and demand of such products.

Rationalization or restructuring of manufacturing facilities, and plant expansions and system upgrades at our manufacturing facilities, may cause production capacity constraints and inventory fluctuations.

The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations or restructurings (including relocating production from one facility to another) in the future may result in, temporary constraints upon our ability to produce the quantity of products necessary to fill orders and thereby complete sales in a timely manner. In addition, system upgrades at our manufacturing facilities that impact ordering, production scheduling, manufacturing and other related processes are complex, and could impact or delay production. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our performance. Moreover, our continuous development and production of new products often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our performance. In addition, the expansion and reconfiguration of existing manufacturing facilities, as well as new or expanded manufacturing operations in emerging markets, could increase the risk of production delays, as well as require significant investments.

We depend on suppliers for components, parts and raw materials for our products, and any failure by our suppliers to provide products as needed, or by us to promptly address supplier issues, will adversely impact our ability to timely and efficiently manufacture and sell products. We also are subject to raw material price fluctuations, which can adversely affect our manufacturing costs.

Our products include components and parts manufactured by others. As a result, our ability to timely and efficiently manufacture current products, to introduce new products, and to shift manufacturing of products from one facility to another depends on the quality of these components and parts and the timeliness of their delivery to our facilities. During 2022, we experienced significant supply chain interruptions, including delays in timely deliveries of components. While supply chain disruptions eased in 2023 and 2024, there can be no assurance that there will not be future disruptions. In addition, the potential of future natural gas shortages in Europe, as well as predicted overall shortages in other energy sources, could also negatively impact our production and that of our supply chain in the future. At any particular time, we depend on numerous suppliers, and the failure by one or more of our suppliers to perform as needed will result in fewer products being manufactured, shipped and sold. If the quality of the components or parts provided by our suppliers is less than required and we do not recognize that failure prior to the shipment of our products, we will incur higher warranty costs. The timely supply of component parts for our products also depends on our ability to manage our relationships with suppliers, to identify and replace suppliers that fail to meet our schedules or quality standards, and to monitor the flow of components and accurately project our needs. The shift from our existing suppliers to new suppliers, including suppliers in emerging markets, also may impact the quality and efficiency of our manufacturing capabilities, as well as warranty costs.

Changes in the availability and prices of certain raw materials, components and parts could result in production disruptions or increased costs and lower profits on the sale of our products. Changes in the availability and price of these raw materials, components and parts, which have fluctuated significantly in the past and are more likely to fluctuate during times of economic volatility, as well as regulatory instability or change in tariffs, can significantly increase the costs of production. This, in turn, could have a material negative effect on performance, particularly if, due to pricing considerations or other factors, we are unable to recover the increased costs through pricing from our dealers.

We may encounter difficulties in integrating businesses we acquire and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives and other expected benefits of the acquisitions.

From time-to-time we seek to expand through acquisitions of other businesses. We expect to realize strategic and other benefits as a result of our acquisitions, including, among other things, the opportunity to extend our reach in the agricultural industry and provide our dealers and their retail customers with an even wider range of products and services. However, it is impossible to predict with certainty whether, or to what extent, these benefits will be realized or whether we will be able to integrate acquired businesses in a timely and effective manner. For example:

- the costs of integrating acquired businesses and their operations may be higher than we expect and may require significant attention from our management;
- the businesses we acquire may have undisclosed liabilities, such as environmental liabilities or liabilities for violations of laws, such as the FCPA, that we did not expect;

- our ability to successfully carry out our growth strategies for acquired businesses often will be affected by, among other things, our ability to maintain and enhance our relationships with their existing customers, our ability to provide additional product distribution opportunities to the acquired businesses through our existing distribution channels, changes in the spending patterns and preferences of customers and potential customers, fluctuating economic and competitive conditions and our ability to retain their key personnel; and

- our approach and strategies with respect to the development and introduction of new precision technology solutions to improve the profitability and sustainability for our farmer customers, including technologies we obtain through acquisitions, investments and joint ventures, may not provide the desired results for our customers.

Our ability to address these issues will determine the extent to which we are able to successfully integrate, develop and grow acquired businesses and technologies to realize the expected benefits of these transactions. Our failure to do so could have a material adverse effect on our performance.

We may not be able to successfully integrate the PTx Trimble joint venture into our business, which could adversely affect our business or results of operations.

We closed the acquisition of the agriculture assets and technologies of Trimble through the formation of the PTx Trimble joint venture, of which we own 85%, on April 1, 2024. Joint venture transactions involve many risks, including the challenges attendant to integrating the operations, technologies, services and products of the acquired lines of businesses, reactions by customers to the transaction, particularly the rate at which Trimble's largest OEM customer reduces purchases of Trimble equipment and the levels of the OEM's product supply remaining in the market, and the rate of replacement by the joint venture of those sales, personnel turnover, and the diversion of management's attention from other business matters. We may be unable to achieve anticipated benefits from the transaction in the time frame that we anticipate, or at all. All of these risks, as well as the others that typically accompany a large transaction, could adversely affect our business or results of operations.

Our business routinely is subject to claims and legal actions, some of which could be material.

We routinely are a party to claims and legal actions incidental to our business. These include claims for personal injuries by users of farm equipment, disputes with distributors, vendors and others with respect to commercial matters, and disputes with taxing and other governmental authorities regarding the conduct of our business, including environmental matters. While these matters generally are not material to our business, it is entirely possible that a matter will arise that is material.

In addition, we use a broad range of technology in our products. We developed some of this technology, we license some of this technology from others, and some of the technology is embedded in the components and parts that we purchase from suppliers. From time-to-time, third parties make claims that the technology that we use violates their patent rights. While to date none of these claims have been significant, we cannot provide any assurances that there will not be significant claims in the future or that currently existing claims will not prove to be more significant than anticipated.

We are, and in the past have been, subject to the actions of activist stockholders, which could divert management's attention and negatively impact our business.

The Company values constructive input from investors and regularly engages in dialogue with its shareholders regarding strategy and performance. The Company's Board of Directors and management team are committed to acting in the best interests of all the Company's shareholders. Stockholders may, from time to time, engage in proxy solicitations or advance stockholder proposals, or otherwise attempt to effect changes and assert influence on our Board of Directors and management. Responding to some of these actions can be costly and time-consuming, may disrupt the Company's operations and divert the attention of the Board of Directors, management and the Company's employees. Such activities could interfere with the Company's ability to execute its strategic plan. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our Board of Directors or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may affect the market price and volatility of the Company's common stock, result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. We may choose to initiate, or may become subject to, litigation as a result of a proxy contest or matters arising from a proxy contest, which would serve as a further distraction to our board of directors and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Financial Risks

We can experience substantial and sustained volatility with respect to currency exchange rates and interest rates, which can adversely affect our performance and the competitiveness of our products.

We conduct operations in a variety of currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. We also are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we denominate sales, and to risks associated with translating the financial statements of our foreign subsidiaries from local currencies into United States dollars. Similarly, changes in interest rates affect us by increasing or decreasing borrowing costs and finance income. Our most significant transactional foreign currency exposures are the Euro, the Brazilian real and the Canadian dollar in relation to the United States dollar, and the Euro in relation to the British pound. Where naturally offsetting currency positions do not occur, we attempt to manage these risks by economically hedging some, but not necessarily all, of our exposures through the use of foreign currency forward exchange or option contracts. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange or option contracts, interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection for a finite period of time from certain fluctuations in currency exchange and interest rates, when we hedge we forego part or all of the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect our performance. Despite our use of economic hedging transactions, currency exchange rate or interest rate fluctuations may adversely affect our performance.

We also are subject to the risk of the imposition of limitations by governments on international transfers of funds. In recent years, the Argentine government has substantially limited the ability of companies to transfer funds out of Argentina. As a consequence of these limitations, the spread between the official government exchange rate and the exchange rates resulting implicitly from certain capital market operations, usually effected to obtain United States dollars, has broadened significantly. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso, significantly devaluing the currency relative to the United States dollar. In December 2023, we recorded losses of approximately $80.4 million related to the devaluation of the Argentine peso and the related impacts to our AGCO finance joint venture in Argentina as included within Item 8, "Financial Statements and Supplementary Data." Further devaluation of the peso or continuation or expansion of limitations of transfer of funds in Argentina or in other markets in which we operate, would adversely affect our performance. Please refer to the "Foreign Currency Risk Management" section within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for more information.

We have significant pension and retiree healthcare obligations with respect to our employees, and our cash flow available for other purposes may be adversely affected in the event that payments become due under any pension plans that are unfunded or underfunded. Declines in the market value of the securities used to fund these obligations will result in increased pension expense in future periods.

A portion of our active and retired employees participate in defined benefit pension and retiree healthcare plans under which we are obligated to provide prescribed levels of benefits regardless of the value of the underlying assets, if any, of the applicable plans. To the extent that our obligations are unfunded or underfunded, we will have to use cash flow from operations and other sources to fulfill our obligations either as they become due or over some shorter funding period. In addition, since the assets that we already have provided to fund these obligations are invested in debt instruments and other securities, the value of these assets varies due to market factors. Historically, these fluctuations have been significant and sometimes adverse, and there can be no assurances that they will not be significant or adverse in the future. Similarly the amount of our obligations varies depending upon mortality assumptions, discount rates, salary growth, retirement rates and ages, inflation, changes in health care costs and similar factors, which generally are not in our control. We also are subject to laws and regulations governing the administration of our plans in certain countries, and the specific provisions, benefit formulas and related interpretations of such laws, regulations and provisions can be complex. Failure to properly administer the provisions of our plans and comply with applicable laws and regulations could have an adverse impact to our results of operations. We have unfunded or underfunded obligations related to our pension and other postretirement health care benefits. See the notes to our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for more information regarding our unfunded or underfunded obligations.

We have substantial goodwill, and impairment of that goodwill could materially impact our results of operation.

As of December 31, 2024, we had approximately $1,820.4 million of goodwill reflected on our consolidated balance sheet. As discussed in Note 1 to our Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data," we test goodwill for impairment annually or more often under certain circumstances. Goodwill can be difficult to value, and in all events valuation requires the use of estimates and judgment as discussed in "Critical Accounting Estimates" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our goodwill was created in connection with business acquisitions. If those businesses do not perform as expected, future valuations may not support the amount of goodwill, and we could conclude that an impairment has occurred. Similarly, if the estimates and judgment used in our annual impairment tests prove to be incorrect, impairment could be required. An impairment of goodwill could be significant and could materially impact our results of operations. In connection with the PTx Trimble joint venture transaction, we recognized $1,592.2 million of goodwill as of the acquisition date. During the year ended December 31, 2024, we recognized an impairment charge of $351 million, which resulted from the deterioration of the near-term outlook of the PTx Trimble North America reporting unit driven by weak industry demand and lower market penetration. While our annual impairment testing in 2024 now supports the carrying amount of this goodwill, we may be required to re-evaluate the carrying amount in future periods, thus utilizing different assumptions that reflect the then current market conditions and expectations, and, therefore, we could conclude that an impairment has occurred. Additionally, as the carrying value of the PTx Trimble North America reporting unit approximates its fair value following the impairment charge, the PTx Trimble North America reporting unit is considered at risk of future impairment. If our assumptions are not realized, or if there are future changes in any of the assumptions due to a change in economic conditions or otherwise, it is possible that a further impairment charge may need to be recorded in the future.

We have a substantial amount of indebtedness, and, as a result, we are subject to certain restrictive covenants and payment obligations that may adversely affect our ability to operate and expand our business.

Our credit facility and certain other debt agreements have various financial and other covenants that require us to maintain certain total debt to EBITDA and interest coverage ratios. In addition, the credit facility and certain other debt agreements contain other restrictive covenants, such as ones that limit the incurrence of indebtedness and the making of certain payments, including dividends, and are subject to acceleration in the event of default. If we fail to comply with these covenants and are unable to obtain a waiver or amendment, an event of default would result.

If any event of default were to occur, our lenders could, among other things, declare outstanding amounts due and payable, and our cash may become restricted. In addition, an event of default or declaration of acceleration under our credit facility or certain other debt agreements also could result in an event of default under our other financing agreements.

Our substantial indebtedness could have other important adverse consequences such as:

- requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

- increasing our vulnerability to general adverse economic and industry conditions;

- limiting our flexibility in planning for, or reacting to, changes in our business and the agricultural industry;

- restricting us from being able to introduce new products or pursuing business opportunities;

- placing us at a competitive disadvantage compared to our competitors that may have less indebtedness; and

- limiting, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, repurchase shares, pay cash dividends or engage in or enter into certain transactions.

Changes to United States tax, tariff, trade and import/export regulations may have a negative effect on global economic conditions, financial markets and our business.

There have been ongoing discussions and significant changes to United States trade policies, treaties, tariffs and taxes. Although the levels change from period to period, we generally have substantial imports into the United States of products and components that are either produced in our foreign locations or are purchased from foreign suppliers, and also have substantial exports of products and components that we manufacture in the United States. The impact of any changes to current trade, tariff or tax policies relating to imports and exports of goods is dependent on factors such as the treatment of exports as a credit to imports, and the introduction of any tariffs or taxes relating to imports from specific countries. Tariff changes are difficult to predict and may cause us material short-term or long-term cost fluctuations. The new political administration in the United States has signaled an intention to use tariffs more robustly in pursuing government policy and has already implemented some new tariffs. When increases are made to U.S. duty rates or tariffs, reciprocal action by other countries sometimes occurs, and any such increases could impact the price of our products and cause a decline in the demand for our products. We rely on the use of free trade agreements, where available, that may experience alterations, suspensions or cancellations, which could increase our customs expense or otherwise harm our business. In addition to duties and tariffs, any actions taken by the United States or by foreign countries to further implement trade policy changes, including limiting foreign investment or trade, increasing regulatory requirements, or other actions that impact our ability to obtain necessary licenses or approvals could negatively impact our business. These actions are unpredictable, and any of them could also have a material adverse effect on global economic conditions and the stability of global financial markets, significantly reduce global trade, restrict our access to suppliers or customers, and have a material adverse effect on our business, financial condition and results of operations.

Further, the Pacific Rim region is an important producer of parts and components that are critical to our products, particularly semiconductor chips. Should events in that region or between governments in that region and the countries in which we manufacture products deteriorate, it could significantly and adversely impact the availability of parts and components to us, and, correspondingly, our ability to produce products at targeted levels.

Changes to income tax laws and regulations, or the interpretation of such laws, in any of the jurisdictions in which we operate could significantly increase our effective tax rate and ultimately reduce our cash flows from operating activities and otherwise have a material adverse effect on our financial condition.

On December 15, 2022, the European Union Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework that was supported by over 130 countries worldwide. The European Union effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. Based on the issued guidance and interpretation, the Company does not expect a material top-up tax. As this is an evolving area with new guidance and practices being developed, the Company continues to assess the impact of the Pillar Two income taxes legislation on its future financial performance.

Future pandemics and public health crises could materially adversely impact our business, financial condition, liquidity and results of operations.

Any future pandemic or other new public health crises may disrupt our business in the future, which could materially affect our results of operations, financial condition, liquidity and future expectations. Any such events may adversely impact our global supply chain and global manufacturing operations and cause us to suspend our operations in the affected markets. In particular, we could experience, among other things: continued or additional global supply chain and logistics disruptions; labor disruptions or shortages; an inability to manufacture; and an inability to sell to our customers.

Climate Change and Other Environmental Risks

We increasingly are subject to risks attendant to climate change. Failure to understand and prepare for the risks related to the transition to a lower-carbon economy, and risks related to the physical impacts of climate change could impact our performance.

It is widely recognized that global climate change is occurring. We are unable to predict with any certainty the impacts upon our business of climate change, although we recognize that they are likely to be significant. Among the risks that we face are (i) increased governmental regulation of both our manufacturing operations and the equipment that we produce, (ii) the possibility that we will not become as resource-efficient in our operations as we need to, both as a result of our own actions (or inaction) and those of our suppliers, (iii) that we will not be able to develop new and improved products that help our farmer customers address climate-related changes and opportunities and that keep our products competitive with the products of others, (iv) that climate change will reduce demand for our products, and (v) the impacts on our physical facilities, including from increased severe weather condition risks. The first three of these risks may be considered "transition" risks. Addressing each of these risks is likely to entail the incurrence of significant costs by us, although, in the case of transition risks, we already may be incurring many, if not most, of these costs through our ongoing engine development programs, carbon footprint reduction projects, and our precision farming research and development. However, we may not be able to address these risks effectively and efficiently, which would impact our performance.

In addition, regulators in Europe and the U.S. have focused efforts on increasing reporting and disclosure requirements over climate risks, climate change adaptation and mitigation efforts, and GHG. Our failure to comply with any applicable rules or regulations or other criticisms of our sustainability disclosures could lead to penalties or claims and other litigation, impact our reputation, customer attraction and retention, access to capital and employee retention, and otherwise adversely impact our performance. Compliance with these requirements will be complex and expensive.

Investors and financial institutions increasingly are expecting the disclosures described above, and some financial institutional investors are assessing their investments and investment opportunities based upon how businesses are addressing climate change. Any failure by us to satisfy their assessments could impact the desirability of an investment in AGCO, our access to capital could be restricted and the share price of our common stock could be impacted. For a discussion of some of the actions that we have taken, see Item 1, "Business", above.

We are subject to extensive environmental laws and regulations, including increasingly stringent engine emissions standards, and our compliance with, or our failure to comply with, existing or future laws and regulations could delay production of our products or otherwise adversely affect our business.

In addition to the more general climate change regulation described above, we are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. These regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the prevention and remediation of soil and groundwater contamination. Our costs of complying with these or any other current or future environmental regulations may be significant. For example, several countries have adopted more stringent environmental regulations regarding emissions into the air, and it is possible that new emissions-related legislation or regulations will be adopted in connection with concerns regarding GHG. The regulation of GHG emissions from certain stationary or mobile sources could result in additional costs to us in the form of taxes or emission allowances, facilities improvements and energy costs, which would increase our operating costs through higher utility and transportation expenses and costs of materials. Increased input costs, such as fuel and fertilizer, and compliance-related costs also could impact retail customer operations and demand for our equipment. Because the impact of any future GHG legislative, regulatory or product standard requirements on our global businesses and products is dependent on the timing and design of mandates or standards, we are unable to predict its potential impact at this time.

In addition, the products that we manufacture or sell, particularly engines, are subject to increasingly stringent environmental regulations, including those that limit GHG emissions. As a result, on an ongoing basis we incur significant engineering expenses and capital expenditures to modify our products to comply with these regulations. Further, we may experience production delays if we or our suppliers are unable to design and manufacture components for our products that comply with environmental standards. For instance, as we are required to meet more stringent engine emission reduction standards that are applicable to engines we manufacture or incorporate into our products, we expect to meet these requirements through the introduction of new technology to our products, engines and exhaust after-treatment systems, as necessary. Failure to meet applicable requirements could materially affect our performance.

We also may be subject to liability in connection with properties and businesses that we no longer own or operate. We may be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted in the future that could apply to both future and prior conduct. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions, or we may not be able to sell our products and, therefore, it could adversely affect our performance.

We are subject to disclosure obligations with respect to conflict materials.

We are subject to SEC disclosure obligations relating to "conflict minerals" (columbite-tantalite, cassiterite (tin), wolframite (tungsten) and gold) that are sourced from the Democratic Republic of Congo or adjacent countries. Complying with these requirements has and will require us to incur additional costs, including the costs to determine the sources of any conflict minerals used in our products and to modify our processes or products, if required. As a result, we may choose to modify the sourcing, supply and pricing of materials in our products. In addition, we may face reputational and regulatory risks if the information that we receive from our suppliers is inaccurate or inadequate, or our process for obtaining that information does not fulfill the SEC's requirements. We have a formal policy with respect to the use of conflict minerals in our products that is intended to minimize, if not eliminate, conflict minerals sourced from the covered countries to the extent that we are unable to document that they have been obtained from conflict-free sources.

Human Capital Risks

Our labor force is heavily unionized, and our obligations under collective bargaining agreements and labor laws subject us to the risks of work interruption or stoppage and could cause our costs to be higher.

Most of our employees, most notably at our manufacturing facilities, are subject to collective bargaining agreements and union contracts with terms that expire on varying dates. Several of our collective bargaining agreements and union contracts generally are of limited duration and, therefore, must be re-negotiated frequently. As a result, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of products we have available for sale. In addition, collective bargaining agreements, union contracts and labor laws may impair our ability to streamline existing manufacturing facilities, restructure our business or otherwise reduce our labor costs because of limitations on personnel and salary changes and similar restrictions.

Our ability to recruit, develop, train and retain qualified and skilled employees could impact our ability to execute strategies.

Our success is dependent, in part, on our ability to recruit, develop, train and retain qualified employees with the relevant education, background and experience. Equally we must be able to retain such skilled employees through our efforts to develop, train, compensate and engage them. Failure to do so could impair our ability to execute our business strategies and could ultimately impact our performance.

Data Security, Privacy and Cybersecurity Risks

Our business increasingly is subject to regulations relating to privacy and data protection, and if we violate any of those regulations we could be subject to significant claims, penalties and damages.

Increasingly, the United States, the European Union, Brazil and other governmental entities are imposing regulations designed to protect the collection, maintenance and transfer of personal information. For example, the European Union adopted the General Data Protection Regulation (the "GDPR") that imposed stringent data protection requirements and greater penalties for non-compliance beginning in May 2018. The GDPR also protects a broader set of personal information than traditionally has been protected in the United States and provides for a right of "erasure." Other regulations govern the collection and transfer of financial data and data security generally. These regulations generally impose penalties in the event of violations, and private lawsuits in the event of a release of personal information are common. While we attempt to comply with all applicable privacy regulations, their implementation is complex, and, if we are not successful, we may be subject to penalties and claims for damages from regulators and the impacted parties.

Cybersecurity breaches and other disruptions to our information technology infrastructure could interfere with our operations and could compromise confidential information, exposing us to liability that could cause our business and reputation to suffer.

We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our equipment. We also use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property and proprietary business information, in data centers and on information technology networks. The secure operation of these information technology networks and the processing and maintenance of this information is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and infrastructure are vulnerable to damage, disruptions or shutdowns due to attacks by cyber criminals or breaches due to employee error or malfeasance or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures, terrorist acts or, natural disasters or other catastrophic events. On May 5, 2022, we discovered that we had been subject to a ransomware cyberattack. The attack resulted in the temporary closure of most of our production sites and parts operations. A majority of the affected locations resumed operations within approximately two weeks after the attack was discovered. There was some data exfiltration as a result of the attack, and a portion of the exfiltrated data subsequently was released publicly. We do not have significant retail operations, and we do not believe that the exfiltrated data included privacy-protected consumer data or that the exfiltration was consequential. We have invested heavily in maturing our information technology and cybersecurity operations and continue to review and improve our safeguards to minimize our exposure to future attacks. The cost of remediation to the impacted systems has not been material. We maintain a cyber liability insurance program, although the coverage may not be sufficient in some circumstances. While we do not believe that the ultimate consequences of the attack were material to our performance, the occurrence of any similar or other events in the future could compromise our networks, and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, and could disrupt our operations and damage our reputation, which could adversely affect our performance. In addition, as security threats continue to evolve and increase in frequency and sophistication, we increasingly are needing to invest additional resources to protect the security of our systems and likely will need to invest even more in the future.

Item 1B.   **Unresolved Staff Comments**

None.

Item 1C.   **Cybersecurity**

Protecting the security of our information systems is of significant importance to us, and we are committed to our focus on cybersecurity and systemic risks. We have an enterprise risk assessment process which specifically addresses risks associated with cybersecurity. Additionally, we have a crisis management plan that outlines the structure, roles, responsibilities and operating procedures to utilize during potentially significant events that could negatively impact the Company. As part of the crisis management plan, we have a cybersecurity incident response plan in place that provides a documented framework for handling high severity security incidents and includes facilitated coordination across multiple functions of the Company. Our incident response plan also includes identifying and responding to material risks from cybersecurity threats associated with our use of third-party service providers. We invest in threat intelligence and are active participants in industry and government forums to strive to improve our overall capabilities with respect to cybersecurity. We routinely perform reviews of threat intelligence and vulnerability management capabilities, while performing simulations and drills at both technical and management levels. We incorporate external expertise in all aspects of our program utilizing best practice guidance from third-party cybersecurity advisors to provide objective assessments of our capabilities. We maintain a cyber liability insurance program, although the coverage may not be sufficient in some circumstances. We also have policies and practices in place to address data privacy regulations. Our cybersecurity program is reviewed and assessed by external information security specialists or by our internal audit group at least annually. Further, we conduct annual cybersecurity awareness training for employees and targeted training for high-risk functions of the Company. We also conduct phishing exercises and correlated education with our employees.

As part of its risk oversight role, our Audit Committee of the Board of Directors oversees cyber risk, information security and technology risk, including management's actions to identify, assess, mitigate and remediate material cybersecurity issues and risks. The Audit Committee receives regular reporting several times each year from our Chief Information Security Officer as well as our Chief Digital Information Officer on our technology and cyber risk profile, enterprise cybersecurity program and key cybersecurity activities.

We have an information security team, led by our Chief Information Security Officer, that is responsible for assessing and managing cybersecurity risks and monitoring cybersecurity incidents. The team possess relevant experience in their respective fields as well, as appropriate certifications from various leading certifying bodies. During 2022, we established a Cybersecurity Council comprised of members of our senior leadership team that is regularly briefed on cybersecurity matters and provides input to our overall approach to cybersecurity. Our formal cybersecurity program is modeled after the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, as well as other global standards and best practices.

On May 5, 2022, we discovered that we had been subject to a sophisticated ransomware cyberattack. The attack resulted in the temporary closure of most of our production sites and parts operations. A majority of the affected locations resumed operations within approximately two weeks after the attack was discovered. There was some data exfiltration as a result of the attack, and a portion of the exfiltrated data subsequently was released publicly. We do not have significant retail operations, and we do not believe that the exfiltrated data included privacy-protected consumer data or that the exfiltration was consequential. We have invested heavily in maturing our information technology and cybersecurity operations and continue to review and improve our safeguards to minimize our exposure to future attacks. The cost of remediation to the impacted systems has not been material.

Item 2.   **Properties**

Our principal manufacturing locations as of January 31, 2025 were as follows:

Location
North America:
Beloit, Kansas
Hesston, Kansas
Jackson, Minnesota
Queretaro, Mexico
South America:
Canoas, Brazil
General Rodriguez, Argentina
Ibiruba, Brazil
Mogi das Cruzes, Brazil
Santa Rosa, Brazil
Europe/Middle East:
Baeumenheim, Germany
Beauvais, France[1]
Breganze, Italy
Feucht, Germany
Hohenmölsen, Germany
Linnavuori, Finland
Marktoberdorf, Germany
Suolahti, Finland
Wolfenbüttel, Germany
Asia/Pacific/Africa
Changzhou, China
Yanzhou, China

_____

[1]   Includes our joint venture, GIMA, in which we own a 50% interest.

We consider each of our facilities to be in good condition and adequate for its present use. We believe that we have sufficient capacity to meet our current and anticipated manufacturing requirements.

Our corporate headquarters are located in Duluth, Georgia and we have administrative offices in locations including Tremont, Illinois and Westminster, Colorado in North America, Budapest, Hungary, Neuhausen, Switzerland and Stoneleigh, United Kingdom in our Europe/Middle East region and Bengaluru, India in our Asia/Pacific/Africa region. We also own/ operate other properties including parts facilities in Batavia, Illinois, Jundiai, Brazil and Ennery, France; and assembly, distribution, warehouses, sales offices, training and administration across the globe.

Item 3.   **Legal Proceedings**

During 2017, the Company purchased Precision Planting, which provides precision agricultural technology solutions. In 2018, Deere & Company ("Deere") filed separate complaints in the U.S. District Court of Delaware against the Company and Precision Planting alleging that certain products of those entities infringed certain patents of Deere. The two complaints subsequently were consolidated into a single case, Case No. 1:18-cv-00827-CFC. In July 2022, the case was tried before a jury, which determined that the Company and Precision Planting had not infringed the Deere patents. Following customary post-trial procedures, the Court entered a judgement in the Company's favor, and Deere appealed the judgment to the U.S. Court of Appeals for the Federal Circuit. On January 24, 2025, the Court ruled in favor of the Company and Precision Planting. The case remains subject to the right of Deere to file for a writ of certiorari from the U.S. Supreme Court. The Company has an indemnity right under the purchase agreement related to the acquisition of Precision Planting from its previous owner. Pursuant to that right, the previous owner of Precision Planting currently is responsible for the litigation costs associated with the complaint and is obligated to reimburse AGCO for some or all of the damages in the event of an adverse outcome in the litigation.

In April 2024, the Company gave notice to Tractors & Farm Equipment Limited ("TAFE") that the Company was terminating all of its commercial arrangements with TAFE. TAFE responded by disputing the terminations and bringing several lawsuits against the Company in India. The Company filed for arbitration of several of the disputes in London. In general, the lawsuits contend that the Company is not entitled to terminate the commercial relationships and that TAFE has an interest in the Massey Ferguson trademark in India. The Company does not believe that TAFE's positions have merit and is defending the litigation, and pursuing the arbitrations, vigorously. We believe the reasonably possible range of losses for the unresolved legal actions would not have a material effect on our financial statements. Refer to Note 18 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further discussion of our relationship with TAFE.

We are a party to various other legal claims and actions incidental to our business. We believe that none of these claims or actions, either individually or in the aggregate, is material to our business or financial statements as a whole, including our results of operations and financial condition.

Item 4.   **Mine Safety Disclosures**

Not Applicable.

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is listed on the New York Stock Exchange and trades under the symbol AGCO. We have a history of paying quarterly cash dividends. During 2024, the Company continued the practice of paying a quarterly dividend of $0.29 per common share and declared a special variable dividend of $2.50 per common share that was paid during the second quarter of 2024. While we currently expect a cash dividend to be paid in the future, future dividend payments will depend on our earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

As of the close of business on February 10, 2025, the closing stock price was $97.41, and there were 442 stockholders of record (this number does not include stockholders who hold their stock through brokers, banks and other nominees).

Performance Graph

The following presentation is a line graph of our cumulative total shareholder return on our common stock on an indexed basis as compared to the cumulative total return of the S&P Mid-Cap 400 Index, the MVIS Global Agribusiness Index for the five years ended December 31, 2024. Our total returns in the graph are not necessarily indicative of future performance.



COMPARISON OF CUMULATIVE TOTAL RETURN

	Cumulative Total Return for the Years Ended December 31,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
AGCO Corporation	$ 100.00	$ 134.77	$ 156.50	$ 195.56	$ 180.14	$ 143.46
S&P Midcap 400 Index	100.00	113.66	141.80	123.28	143.54	163.54
MVIS Global Agribusiness Index	100.00	114.70	142.81	131.90	120.48	105.90

The total return assumes that dividends were reinvested and is based on a $100 investment on December 31, 2019.

Issuer Purchases of Equity Securities

The table below sets forth information with respect to purchases of our common stock made by or on behalf of us during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)[2]
October 1, 2024 through October 31, 2024	—	$ —	—	$ 57.0
November 1, 2024 through November 30, 2024[1]	191,763	$ 96.08	191,763	$ 35.0
December 1, 2024 through December 31, 2024[1]	37,206	$ 96.08	37,206	$ 35.0
Total	228,969	$ 96.08	228,969	$ 35.0

[1] In November 2024, we entered into an ASR agreement with a third-party financial institution to repurchase $22.0 million of our common stock. The ASR agreement resulted in the initial delivery of 191,763 shares of our common stock, representing approximately 80% of the shares to be purchased in connection with the transaction. In December 2024, the remaining 37,206 shares under the ASR agreement were delivered. As reflected in the table above, the average price paid per share for the ASR agreement was the volume-weighted average stock price of our common stock over the term of the ASR agreement. The amount that may yet be purchased under our share repurchase programs, as presented in the above table, was reduced by the entire $22.0 million payment related to the ASR agreement. Refer to Note 16 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further discussion of this matter.

[2] The remaining authorized amount to be repurchased is $35.0 million, which has no expiration date.

Item 6.   [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

We are a global leader in the design, manufacture and distribution of agricultural machinery and precision agriculture technology. We deliver value to farmers and Original Equipment Manufacturer ("OEM") customers through our differentiated brand portfolio including leading brands Fendt®, Massey Ferguson®, PTx and Valtra®. Our full line of equipment, smart farming solutions and services helps farmers sustainably feed our world. We distribute most of our products through approximately 2,700 independent dealers and distributors in approximately 140 countries. We also provide retail and wholesale financing through our finance joint ventures with Coöperatieve Rabobank U.A., which, together with its affiliates, we refer to as "Rabobank." In 2024, we fundamentally shifted our portfolio through the PTx Trimble joint venture and the divestiture of the majority of our Grain & Protein ("G&P") business.

Our operations are subject to the cyclical and seasonal nature of the agricultural industry. Sales of our equipment are affected by, among other things, changes in farm income, farm land values and debt levels, financing costs, acreage planted, crop yields, weather conditions, the demand for agricultural commodities, commodity and protein prices, agricultural product demand and general economic conditions and government policies, tariffs and subsidies. We sell our equipment, precision agriculture technology and replacement parts to our independent dealers, distributors and other customers. A large majority of our sales are to independent dealers and distributors that sell our products to end users. To the extent practicable, we attempt to sell products to our dealers and distributors on a level basis throughout the year to reduce the effect of seasonal demands on our manufacturing operations and to minimize our investment in inventories. However, retail sales by dealers to farmers are highly seasonal and are a function of the timing of the planting and harvesting seasons. In certain markets, particularly in North America, there is often a time lag, which varies based on the timing and level of retail demand, between our sale of the equipment to the dealer and the dealer's sale to a retail customer.

Financial Highlights

The following table sets forth the percentage relationship to net sales of certain items included in our Consolidated Statements of Operations:

		Years Ended December 31,		
	2024		**2023**	
	$	**% of Net Sales[1]**	**$**	**% of Net Sales[1]**
Net sales	$ 11,661.9	100.0 %	$ 14,412.4	100.0 %
Cost of goods sold	8,762.8	75.1	10,635.0	73.8
Gross profit	2,899.1	24.9	3,777.4	26.2
Selling, general and administrative expenses	1,397.7	12.0	1,454.5	10.1
Engineering expenses	493.0	4.2	548.8	3.8
Amortization of intangibles	81.0	0.7	57.7	0.4
Impairment charges	369.5	3.2	4.1	—
Restructuring and business optimization expenses	172.7	1.5	11.9	0.1
Loss on sale of business	507.3	4.4	—	—
Income (loss) from operations	(122.1)	(1.0)	1,700.4	11.8
Interest expense, net	93.0	0.8	4.6	—
Other expense, net	218.5	1.9	362.3	2.5
Income (loss) before income taxes and equity in net earnings of affiliates	(433.6)	(3.7)	1,333.5	9.3
Income tax provision	98.4	0.8	230.4	1.6
Income (loss) before equity in net earnings of affiliates	(532.0)	(4.6)	1,103.1	7.7
Equity in net earnings of affiliates	46.4	0.4	68.2	0.5
Net income (loss)	(485.6)	(4.2)	1,171.3	8.1
Net loss attributable to noncontrolling interests	60.8	0.5	0.1	—
Net income (loss) attributable to AGCO Corporation	$ (424.8)	(3.6)%	$ 1,171.4	8.1 %

_____

[1] Rounding may impact summation of amounts.

2024 Compared to 2023

Net income (loss) attributable to AGCO Corporation for 2024 was $(424.8) million, or $(5.69) per diluted share, compared to $1,171.4 million, or $15.63 per diluted share, for 2023.

Net sales for 2024 were $11,661.9 million, or 19.1% lower than 2023, primarily due to lower sales volumes resulting from softer industry sales reflecting lower end market demand and unfavorable currency impacts. Income (loss) from operations was $(122.1) million in 2024 compared to $1,700.4 million in 2023. The decrease in income from operations during 2024 was primarily the result of lower sales and production volumes reflecting weak industry conditions, the recognition of the loss on sale of the majority of the Company's G&P business as well as impairment charges and restructuring and business optimization expenses.

We estimate that worldwide average price increases (decreases) were approximately (0.9)% and 10.0% in 2024 and 2023, respectively. Consolidated net sales of tractors and combines, which comprised approximately 63.6% of our net sales in 2024, decreased approximately 20.8% in 2024 compared to 2023. Unit sales of tractors and combines decreased approximately 21.1% during 2024 compared to 2023. The primary driver of the decrease in unit sales was lower sales of compact and mid-range tractors and combines. The difference between the unit sales change and the change in net sales was primarily the result of sales mix changes and foreign currency translation.

Overall, global production hours, excluding hours related to the Company's G&P business which was divested on November 1, 2024, decreased approximately 28.2% during 2024 compared to 2023, reflecting our response to lower end market demand.

Results of Operations

Gross profit as a percentage of net sales decreased during 2024 compared to 2023, primarily due to lower production volumes and unfavorable net pricing impacts.

Selling, general and administrative expenses ("SG&A expenses") as a percentage of net sales, were higher during 2024 compared to 2023 as net sales decreased at a faster rate than SG&A expenses. The absolute level of SG&A expenses decreased during 2024 primarily due to lower compensation costs and decreases in stock compensation expense. We recorded stock compensation expense of $17.9 million and $44.6 million during 2024 and 2023, respectively, within SG&A expenses, as is more fully explained in Note 15 of our Consolidated Financial Statements. These decreases were partially offset by PTx Trimble joint venture transaction-related costs and transaction costs related to the divestiture of the majority of the Company's G&P business.

Engineering expenses as a percentage of net sales, were higher during 2024 compared to 2023 as net sales decreased at a faster rate than engineering expenses. The absolute level of engineering expenses decreased during 2024 primarily due to lower investment partially offset by increased engineering expenses related to the PTx Trimble joint venture.

We recorded impairment charges of $369.5 million and $4.1 million during 2024 and 2023, respectively. During 2024, we recorded impairment charges of $369.5 million primarily related to the impairment of goodwill related to the Company's PTx Trimble North America reporting unit, other assets and an investment in affiliate. In 2023, we recorded an impairment charge related to the impairment of certain patents and technology amortizing intangible assets from a prior acquisition. Refer to Note 6 of our Consolidated Financial Statements for additional information.

We recorded restructuring and business optimization expenses of $172.7 million and $11.9 million during 2024 and 2023, respectively. The Company is focused on operational efficiencies to build a more resilient business. On June 24, 2024, the Company announced a restructuring program (the "Program") in response to increased weakening demand in the agriculture industry. The initial phase of the Program is focused on further reducing structural costs, streamlining the Company's workforce and enhancing global efficiencies related to changing the Company's operating model for certain corporate and back-office functions and better leveraging technology and global centers of excellence. The Company estimates that it will incur charges for one-time termination benefits of approximately $150.0 million to $200.0 million in connection with this phase of the Program, primarily consisting of cash charges related to severance payments, employees benefits and related costs. The Company incurred the majority of charges in 2024 and expects to incur the remaining charges in 2025. The restructuring expenses recorded during 2024 and 2023 primarily related to severance, business optimization and other related costs associated with the Company's Program and rationalization of certain manufacturing facilities and administrative offices. Refer to Note 13 of our Consolidated Financial Statements for further information.

We recorded a loss on sale of business of $507.3 million during 2024 related to the sale of the majority of the Company's G&P business. There was no loss recorded during 2023. Refer to Note 3 of our Consolidated Financial Statements for further information.

Interest expense, net was $93.0 million for 2024 compared to $4.6 million for 2023 resulting primarily from an increase in interest expense resulting from the increased debt levels related to financing the PTx Trimble joint venture transaction. Refer to "Liquidity and Capital Resources" for further information on our available funding.

Other expense, net was $218.5 million in 2024 compared to $362.3 million in 2023. The decrease was primarily driven by a decrease in foreign currency exchanges losses which were approximately $85.1 million and $202.1 million in 2024 and 2023, respectively. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso from approximately 366.5 to approximately 800.0 pesos to United States dollar for substantially all goods, significantly devaluing the currency relative to the United States dollar. The December 2023 impact of the devaluation and remeasurement of net monetary assets was approximately $79.9 million. In 2024, the Company terminated its U.S. qualified defined benefit plan and the settlement resulted in the recognition of approximately $18.5 million in "Other expense, net" representing the amounts previously recognized in accumulated other comprehensive loss. Losses on sales of receivables, primarily related to our accounts receivable sales agreements with our finance joint ventures in North America, Europe and Brazil and included in "Other expense, net," were approximately $118.2 million and $148.4 million in 2024 and 2023, respectively. The Company recorded business interruption insurance recoveries related to the 2022 cyber attack of $5.0 million and $20.0 million in 2024 and 2023, respectively.

We recorded an income tax provision of $98.4 million in 2024 compared to $230.4 million in 2023. The decrease is a result of a decrease in our earnings compared to 2023. Our tax provision and effective tax rate are impacted by the differing tax rates of the various tax jurisdictions in which we operate, permanent differences for items treated differently for financial accounting and income tax purposes, losses in jurisdictions where no income tax benefit is recorded, and provisions for unrecognized income tax benefits related to uncertain tax positions. Based on a favorable tax ruling in Brazil regarding the taxability of certain state value added tax incentive benefits, the Company recorded a $29.6 million reduction in the provision for income taxes during the year ended December 31, 2024. Our 2023 income tax provision includes a one-time benefit of $112.3 million related to the recognition of a deferred tax asset of $197.7 million, net of a valuation allowance of $85.4 million, related to the finalization of negotiations surrounding the application of Swiss Tax reform legislation enacted in 2020. This benefit was partially offset by a provision of approximately $26.4 million that we recorded in 2023 associated with our enrollment in a Brazilian tax amnesty program. Refer to Note 19 of our Consolidated Financial Statements for further information.

Equity in net earnings of affiliates, which is primarily comprised of income from our AGCO Finance joint ventures, was $46.4 million in 2024 compared to $68.2 million in 2023. The increase was primarily due to lower earnings in our finance joint ventures. Refer to Note 10 of our Consolidated Financial Statements for further information.

Net loss attributable to noncontrolling interests was $60.8 million in 2024 compared to $0.1 million in 2023. The net loss primarily relates to the noncontrolling interests of the PTx Trimble joint venture held by Trimble, which owns a 15% interest in the joint venture.

Results of Operations - Segment Information

The Company has four operating segments which are also its reportable segments which consist of the Europe/Middle East ("EME"), North America, South America and Asia/Pacific/Africa ("APA") regions. The Company's reportable segments are geography based and distribute a full range of agricultural machinery and precision agriculture technology. The Company evaluates segment performance primarily based on income from operations. Sales for each segment are based on the location of the third-party customer. The Company's selling, general and administrative expenses and engineering expenses are charged to each segment based on the region and division where the expenses are incurred. As a result, the components of income from operations for one segment may not be comparable to another segment.

The following table sets forth, for the year ended December 31, 2024, the impact to net sales of currency translation by geographical segment (in millions, except percentages):

	Years Ended December 31,		Change		Change Due to Currency Translation	
	2024	2023	$	%	$	%
EME	$ 6,812.9	$ 7,540.5	$ (727.6)	(9.6)%	$ 5.6	0.1 %
North America	2,850.3	3,752.7	(902.4)	(24.0)%	(12.7)	(0.3)%
South America	1,315.9	2,234.2	(918.3)	(41.1)%	(79.1)	(3.5)%
APA	682.8	885.0	(202.2)	(22.8)%	(3.1)	(0.4)%
	$ 11,661.9	$ 14,412.4	$ (2,750.5)	(19.1)%	$ (89.3)	(0.6)%

EME

	Years Ended December 31,		Change
	2024	2023	$
Net Sales	$ 6,812.9	$ 7,540.5	$ (727.6)
Income from Operations	925.7	1,100.6	(174.9)

Net sales in EME decreased in 2024 compared to 2023, primarily due to sales volume declines, most significantly in mid-range and high-horsepower tractors and hay tools. Income from operations decreased by $174.9 million in 2024 compared to 2023 as a result of lower sales and production volumes, partially offset by decreases in engineering expenses and SG&A expenses primarily related to lower variable compensation expenses and travel costs.

North America

	Years Ended December 31,		Change
	2024	2023	$
Net Sales	$ 2,850.3	$ 3,752.7	$ (902.4)
Income from Operations	175.8	459.3	(283.5)

Net sales in North America decreased in 2024 compared to 2023, primarily due to sales volume declines, most significantly in mid-range and high-horsepower tractors and hay tools. Income from operations decreased by $283.5 million compared to 2023 as a result of lower sales and production volumes.

South America

	Years Ended December 31,		Change
	2024	2023	$
Net Sales	$ 1,315.9	$ 2,234.2	$ (918.3)
Income from Operations	104.4	386.4	(282.0)

Net sales decreased in South America in 2024 compared to 2023, primarily due to sales volume declines, most significantly in tractors, combines and implements and unfavorable foreign currency translation. Income from operations decreased $282.0 million in 2024 compared to 2023 as a result of lower sales and production volumes and negative pricing impacts, partially offset by decreases in SG&A expenses primarily related to lower variable compensation expenses.

APA

| | Years Ended December 31, | | Change |
	2024	**2023**	**$**
Net Sales	$ 682.8	$ 885.0	$ (202.2)
Income from Operations	32.7	77.3	(44.6)

Net sales decreased in APA in 2024 compared to 2023, primarily due to lower sales volumes of high horse power tractors and hay tools and lower sales of grain and protein products. Income from operations decreased $44.6 million in 2024 compared to 2023, primarily due to lower sales and production volumes.

2023 Compared to 2022

A comparison of the results of operations for 2023 versus that of 2022 was included in our Annual Report on Form 10-K for the year ended December 31, 2023.

Outlook

Global industry demand for farm equipment, driven by farm income, is expected to be moderately lower during 2025 in most major markets compared to 2024. Our net sales are expected to moderately decrease in 2025 compared to 2024, resulting from lower sales volumes, relatively flat pricing as well as unfavorable foreign currency translation. Operating margins will reflect the impact of lower net sales, lower production volumes, increased cost controls and moderately lower investments in engineering. Our results will no longer reflect the results of operations for the majority of the Company's G&P business which was divested on November 1, 2024.

Our outlook is based on current assumptions regarding a number of factors including demand, currency stability, pricing and market share gains. If our assumptions are incorrect, or other issues arise or return, such as tariffs or a worsening of our supply chain, our results of operations will be adversely impacted. Refer to "Risk Factors" in Item 1A for further discussion.

Liquidity and Capital Resources

Our financing requirements are subject to variations due to seasonal changes in inventory and receivable levels. Internally generated funds are supplemented when necessary from external sources, primarily our credit facilities and accounts receivable sales agreement facilities, subject to the discussion below with respect to financing of the PTx Trimble joint venture transaction. Additional information regarding our indebtedness is contained in Note 12 to the Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data." We believe that the facilities and borrowings listed below, together with available cash and internally generated funds, and assuming customary renewals and replacements, will be sufficient to support our working capital, capital expenditures and debt service requirements for the foreseeable future (in millions):

	December 31, 2024[1]
Credit Facility, expires 2027	$ —
5.450% Senior notes due 2027	400.0
5.800% Senior notes due 2034	700.0
0.800% Senior notes due 2028	622.7
1.002% EIB Senior term loan due 2025	259.5
EIB Senior term loan due 2029	259.5
EIB Senior term loan due 2030	176.4
Senior term loans due between 2025 and 2028	152.0

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[1] The amounts above are gross of debt issuance costs of an aggregate amount of approximately $12.0 million.

The Company has a credit facility providing for a $1.25 billion multi-currency unsecured revolving credit facility ("Credit Facility") that matures on December 19, 2027. As of December 31, 2024, the Company had no outstanding borrowings under the revolving credit facility and had the ability to borrow $1,249.9 million.

In addition, the Company has an uncommitted revolving credit facility that allows the Company to borrow up to €100.0 million (or approximately $103.8 million as of December 31, 2024). The credit facility expires on December 31, 2026. As of December 31, 2024, the Company had no outstanding borrowings under the revolving credit facility.

On January 25, 2024, the Company entered into an additional multi-currency Finance Contract with the European Investment Bank ("EIB") permitting the Company to borrow up to €170.0 million, for which the proceeds will be used in a similar manner as the EIB Senior Term Loan due 2029. On February 15, 2024, the Company borrowed €170.0 million under the arrangement. The loan matures on February 15, 2030. As of December 31, 2024, there was €170.0 million (or approximately $176.4 million) outstanding under the EIB Senior Term Loan due 2030.

On March 21, 2024, the Company issued (i) $400.0 million aggregate principal amount of the 2027 Notes and (ii)$700.0 million aggregate principal amount of the 2034 Notes. The Notes are unsecured and unsubordinated indebtedness of the Company and are guaranteed on a senior unsecured basis, jointly and severally, by certain direct and indirect subsidiaries of the Company. As of December 31, 2024, the Company had $400.0 million and $700.0 million of borrowings under the 2027 Notes and 2034 Notes, respectively.

The PTx Trimble joint venture transaction closed on April 1, 2024. The Company financed the joint venture transaction through a combination of the Senior Notes due 2027 and 2034, the Term Loan Facility and the remainder through other borrowings and cash on hand. The Company had redeemable noncontrolling interests of $300.1 million as of December 31, 2024 resulting from the PTx Trimble joint venture transaction, which may require the use of cash in certain instances, beginning in 2027. Refer to Note 2 of the Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further information.

On November 1, 2024, the Company completed the sale of the majority of the G&P business and received net proceeds of $630.7 million from the sale. The proceeds from the sale were used to repay the Term Loan Facility and reduce borrowings under the Credit Facility.

Subsequent to December 31, 2024, on January 24, 2025, the Company repaid €250.0 million (or approximately $262.3 million) upon maturity of the EIB Senior term loan due 2025.

The Company is in compliance with the financial covenants contained in these facilities and expects to continue to maintain such compliance. Should we ever encounter difficulties, our historical relationship with our lenders has been strong and we anticipate their continued long-term support of our business. Refer to Note 12 of the Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for additional information regarding our current facilities, including the financial covenants contained in each debt instrument.

Our debt to capitalization ratio, which is total indebtedness divided by the sum of total indebtedness, excluding short-term borrowings due within one year, and stockholders' equity, was 40.6% at December 31, 2024 compared to 23.0% at December 31, 2023. The increase largely reflects the indebtedness incurred to pay the purchase price attendant to the PTx Trimble joint venture transaction.

Supplemental Guarantor Financial Information

The 2027 Notes and the 2034 Notes are unsecured and unsubordinated indebtedness of the Company and are guaranteed on a senior unsecured basis, jointly and severally, by AGCO International Holdings B.V., AGCO International GmbH and Massey Ferguson Corp., direct and indirect subsidiaries of the Company (collectively, the "Guarantors"). Refer to Note 12 of our Consolidated Financial Statements for further discussion of these debt obligations.

The following tables present summarized financial information of AGCO Corporation, as the issuer of the 2027 Notes and the 2034 Notes, and the Guarantors on a combined basis after elimination of intercompany transactions and balances within the Guarantors and equity in the earnings from and investments in any non-guarantor subsidiary. As used herein, "obligor group" means AGCO Corporation, as the issuer of the debt securities, and the Guarantors on a combined basis. The summarized financial information is provided in accordance with the reporting requirements of Rule 13-01 under SEC Regulation S-X for the obligor group and is not intended to present the financial position or results of operations of the obligor group in accordance with generally accepted accounting principles as such principles are in effect in the United States.

Balance Sheet Information

(in millions)	As of December 31, 2024
Current assets[a]	$ 4,143.4
Noncurrent assets[b]	1,910.6
Current liabilities[c]	3,802.8
Noncurrent liabilities[d]	4,214.5

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[a] Includes amounts due from non-guarantor subsidiaries of $2,189.6 million as of December 31, 2024.

[b] Includes amounts due from non-guarantor subsidiaries of $729.0 million as of December 31, 2024.

[c] Includes amounts due to non-guarantor subsidiaries of $1,972.8 million as of December 31, 2024.

[d] Includes amounts due to non-guarantor subsidiaries of $1,706.5 million as of December 31, 2024.

Statement of Operations Information

(in millions)	Year Ended December 31, 2024
Revenues[a]	$ 8,236.7
Income from Operations	112.5
Net loss	(492.2)
Net loss attributable to obligor group	(492.2)

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[a] Includes intercompany revenues generated from non-guarantor subsidiaries of $5,487.0 million.

The following tables present summarized financial information of AGCO International GmbH, after elimination of intercompany transactions and balances within the Guarantors and equity in the earnings from and investments in any non-guarantor subsidiary.

Balance Sheet Information

(in millions)	As of December 31, 2024
Current assets[a]	$ 3,136.1
Noncurrent assets[b]	991.0
Current liabilities[c]	2,650.4
Noncurrent liabilities[d]	1,815.9

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[a] Includes amounts due from non-guarantor subsidiaries of $1,895.5 million as of December 31, 2024.

[b] Includes amounts due from non-guarantor subsidiaries of $729.0 million as of December 31, 2024.

[c] Includes amounts due to non-guarantor subsidiaries of $1,863.9 million as of December 31, 2024.

[d] Includes amounts due to non-guarantor subsidiaries of $1,706.5 million as of December 31, 2024.

Statement of Operations Information

(in millions)	Year Ended December 31, 2024	
Revenues[a]	$	6,304.7
Income from Operations		854.0
Net income		237.2
Net income attributable to obligor group		237.2

_____

[a] Includes intercompany revenues generated from non-guarantor subsidiaries of $5,050.9 million.

Our accounts receivable sales agreements in North America, Europe and Brazil permit the sale, on an ongoing basis, of a majority of our receivables to our U.S., Canadian, European and Brazilian finance joint ventures. The sales of all receivables are without recourse to us. We do not service the receivables after the sales occur, and we do not maintain any direct retained interest in the receivables. These agreements are accounted for as off-balance sheet transactions. The cash received from receivables sold under the U.S., Canadian, European and Brazilian accounts receivable sales agreements that remains outstanding as of December 31, 2024 and 2023 was approximately $2.3 billion and $2.5 billion, respectively.

In addition, we sell certain trade receivables under factoring arrangements to other financial institutions around the world. The cash received from trade receivables sold under factoring arrangements that remain outstanding as of December 31, 2024 and 2023 was approximately $220.5 million and $254.1 million, respectively.

In order to efficiently manage our liquidity, we generally pay vendors in accordance with negotiated terms. To enable vendors to obtain payment in advance of our payment due dates to them, we have established programs in certain markets with financial institutions under which the vendors have the option to be paid by the financial institutions earlier than the payment due dates. Should we not be able to negotiate extended payment terms with our vendors, or should financial institutions no longer be willing to participate in early payment programs with us, we would expect to have sufficient liquidity to timely pay our vendors without any material impact on us or our financial position. As of December 31, 2024 and 2023, the amount outstanding that remains unpaid to the banks or other intermediaries associated with these programs totaled approximately $50.6 million and $82.7 million, respectively. Refer to Note 11 of the Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further discussion.

Cash Flows

Cash flows provided by operating activities were approximately $689.9 million during 2024 compared to approximately $1,103.1 million during 2023. The decrease during 2024 compared to 2023 was primarily driven by a decrease in net income in 2024 compared to 2023.

Our working capital requirements are seasonal, with investments in working capital typically building in the first half of the year and then reducing in the second half of the year. We had approximately $1,312.0 million in working capital at December 31, 2024, as compared with $1,997.2 million at December 31, 2023. Inventories as of December 31, 2024 were approximately $2,731.3 million as compared to $3,440.7 million as of December 31, 2023 primarily due to lower production. Accounts and notes receivable, net at December 31, 2024 were approximately $337.9 million lower than at December 31, 2023, primarily due to timing of sales of accounts receivable under our factoring arrangements. Accounts payable and Accrued expenses as of December 31, 2024 were approximately $828.5 million lower than at December 31, 2023.

Capital expenditures for 2024 were approximately $393.3 million compared to $518.1 million for the same period in 2023.

Share Repurchase Program and Dividends

In November 2024, the Company entered into an accelerated share repurchase ("ASR") agreement with a financial institution to repurchase $22.0 million of shares of its common stock. The Company received approximately 228,969 shares associated with the completion of this transaction as of December 31, 2024. In November 2023, the Company entered into an ASR agreement with a financial institution to repurchase $53.0 million of shares of its common stock. The Company received approximately 371,669 shares associated with this transaction as of December 31, 2023. In January 2024, the Company received an additional 82,883 shares upon final settlement of its November 2023 ASR agreement. All shares received under the ASR agreements were retired upon receipt, and the excess of the purchase price over par value per share was recorded to a combination of "Additional paid-in capital" and "Retained earnings" within our Consolidated Balance Sheets. As of December 31, 2024, the remaining amount authorized to be repurchased under board-approved share repurchase authorizations was approximately $35.0 million, which has no expiration date. On April 25, 2024, the Company's Board of Directors declared a special variable dividend of $2.50 per common share that was paid during the second quarter of 2024. During the years ended December 31, 2024 and 2023, the Company declared and paid cash dividends of $3.66 and $6.10 per common share, respectively. On January 16, 2025, the Company's Board of Directors declared a regular quarterly dividend of $0.29 per common share to be paid on March 14, 2025, to all stockholders of record as of the close of business February 14, 2025.

Contractual Obligations and Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Indebtedness – As of December 31, 2024, we had approximately $405.2 million of principal payments due within the year ending December 31, 2025 related to indebtedness and certain short-term obligations. In addition, future interest payments of approximately $118.0 million are payable within the next twelve months. Indebtedness amounts reflect the principal amount of our EIB senior term loans, senior notes, credit facility and certain short-term borrowings, gross of any debt issuance costs. Our projected amount of interest payments includes assumptions regarding the future fluctuations in interest rates, as well as borrowings under our revolving credit facility and other variable debt instruments. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt. Refer to the discussion above and Note 12 of the Consolidated Financial Statements for additional information regarding our indebtedness.

Finance and operating lease obligations – As of December 31, 2024, we had approximately $0.7 million and $53.3 million of payments due during the year ending December 31, 2025, related to finance and operating lease obligations, respectively. Refer to Note 23 of the Consolidated Financial Statements for additional information regarding our lease obligations.

Unconditional purchase obligations – As of December 31, 2024, we had approximately $114.5 million of outstanding purchase obligations payable during the year ending December 31, 2025. The Company's unconditional purchase obligations are primarily payable within 12 months.

Uncertain tax positions – As of December 31, 2024, we had approximately $9.3 million of income tax liabilities related to uncertain income tax provisions connected with ongoing income tax audits in various jurisdictions that we expect to pay or settle within the next 12 months. Refer to Note 19 of the Consolidated Financial Statements for additional information regarding our uncertain tax positions.

Pensions - It is our objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. We currently expect that we will contribute approximately $2.5 million under our non-U.S. defined benefit pension and postretirement plans during the year ending December 31, 2025. The timing and amounts of future contributions are dependent upon the funding status of the plans, which is expected to vary as a result of changes in interest rates, returns on underlying assets, and other factors. Refer to Note 20 of the Consolidated Financial Statements for additional information regarding our pension and postretirement plans.

These obligations comprise a majority of our other short-term and long-term obligations.

Commitments and Off-Balance Sheet Arrangements

Guarantees

At December 31, 2024, the Company had outstanding guarantees issued to its Argentine finance joint venture, AGCO Capital Argentina S.A. ("AGCO Capital") of approximately $64.0 million. Such guarantees generally obligate the Company to repay outstanding finance obligations owed to AGCO Capital if end users default on such loans to the extent that, due to non-credit risk, the end users are not able, or not required, to pay their loans, or are required to pay in a different currency than the one agreed in their loan. The Company also has obligations to guarantee indebtedness owed to certain of its finance joint ventures if dealers or end users default on loans. Losses under such guarantees historically have been insignificant. The Company believes the credit risk associated with these guarantees is not material.

In addition, at December 31, 2024, the Company accrued approximately $12.7 million of outstanding guarantees of residual values that may be owed to its finance joint ventures in the United States and Canada upon expiration of certain eligible operating leases between the finance joint ventures and end users. The maximum potential amount of future payments under the guarantees is approximately $203.2 million.

Other

We sell certain accounts receivable under factoring arrangements to our finance joint ventures and to financial institutions around the world. We account for the sale of such receivables as off-balance sheet transactions. Our finance joint ventures in Europe, Brazil and Australia also provide wholesale financing directly to our dealers. As of December 31, 2024 and 2023, these finance joint ventures had approximately $139.2 million and $211.3 million, respectively, of outstanding accounts receivable associated with these arrangements. The total finance portfolio in our finance joint ventures was approximately $14.5 billion and $14.1 billion as of December 31, 2024 and 2023, respectively. The total finance portfolio as of December 31, 2024 and 2023 included approximately $11.3 billion and $10.8 billion, respectively, of retail receivables and $3.2 billion and $3.3 billion, respectively, of wholesale receivables from AGCO dealers.

Contingencies

During 2017, the Company purchased Precision Planting, which provides precision agricultural technology solutions. In 2018, Deere & Company ("Deere") filed separate complaints in the U.S. District Court of Delaware against the Company and Precision Planting alleging that certain products of those entities infringed certain patents of Deere. The two complaints subsequently were consolidated into a single case, Case No. 1:18-cv-00827-CFC. In July 2022, the case was tried before a jury, which determined that the Company and Precision Planting had not infringed the Deere patents. Following customary post-trial procedures, the Court entered a judgement in the Company's favor, and Deere appealed the judgment to the U.S. Court of Appeals for the Federal Circuit. On January 24, 2025, the Court ruled in favor of the Company and Precision Planting. The case remains subject to the right of Deere to file for a writ of certiorari from the U.S. Supreme Court. The Company has an indemnity right under the purchase agreement related to the acquisition of Precision Planting from its previous owner. Pursuant to that right, the previous owner of Precision Planting currently is responsible for the litigation costs associated with the complaint and is obligated to reimburse AGCO for some or all of the damages in the event of an adverse outcome in the litigation.

We are party to various claims and lawsuits arising in the normal course of business. We closely monitor these claims and lawsuits and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position or results of operations and accrue and/or disclose loss contingencies as appropriate. Refer to Note 22 of our Consolidated Financial Statements for further information.

Related Party Transactions

In the ordinary course of business, we engage in transactions with related parties. See Note 18 of our Consolidated Financial Statements for information regarding related party transactions and their impact to our consolidated results of operations and financial position.

Foreign Currency Risk Management

We have significant manufacturing locations in the United States, France, Germany, Finland, Italy, China and Brazil, and we purchase a portion of our tractors, combines and components from third-party foreign suppliers, primarily in various European countries and in Japan. We also sell products in approximately 140 countries throughout the world. The majority of our net sales outside the United States are denominated in the currency of the customer location, with the exception of sales in Middle East, Africa, Asia and parts of South America, where net sales are primarily denominated in British pounds, Euros or the United States dollar.

The Company has a wholly-owned subsidiary in Turkey that distributes agricultural equipment and replacement parts. On the basis of available data related to inflation indices and as a result of the devaluation of the Turkish lira relative to the United States dollar, the Turkish economy was determined to be highly inflationary during 2022. A highly inflationary economy is one where the cumulative inflation rate for the three years preceding the beginning of the reporting period, including interim reporting periods, is in excess of 100 percent. For subsidiaries operating in highly inflationary economies, the United States dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reported in "Other expense, net" within our Consolidated Statements of Operations. For the year ended December 31, 2024, the Company's wholly-owned subsidiary in Turkey had net sales of approximately $412.1 million and total assets of approximately 6.5 billion Turkish lira (or approximately $185.2 million). The monetary assets and liabilities denominated in the Turkish lira were approximately 5.0 billion Turkish lira (or approximately $140.7 million) and approximately 3.1 billion Turkish lira (or approximately $86.6 million), respectively, as of December 31, 2024. The monetary assets and liabilities were remeasured into United States dollars based on exchange rates as of December 31, 2024.

We also are subject to the risk of the imposition of limitations by governments on international transfers of funds. The Company has a wholly-owned subsidiary in Argentina that assembles and distributes agricultural equipment and replacement parts. In recent years, the Argentine government has substantially limited the ability of companies to transfer funds out of Argentina. As a consequence of these limitations, the spread between the official government exchange rate and the exchange rates resulting implicitly from certain capital market operations, usually effected to obtain United States dollars, had broadened significantly. Argentina's economy was determined to be highly inflationary during 2018. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso, significantly devaluing the currency relative to the United States dollar. The December 2023 impact of the devaluation and remeasurement of net monetary assets was approximately $79.9 million. For the year ended December 31, 2024, the Company's wholly-owned subsidiary in Argentina had net sales of approximately $215.9 million and total assets of approximately 258.3 billion pesos (or approximately $250.6 million). The monetary assets of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 122.6 billion pesos (or approximately $118.9 million), inclusive of approximately 68.0 billion pesos (or approximately $65.9 million) in cash and cash equivalents, as of December 31, 2024. The monetary liabilities of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 16.8 billion pesos (or approximately $16.3 million) as of December 31, 2024. The monetary assets and liabilities were remeasured into United States dollars based on exchange rates as of December 31, 2024. The Company's finance joint venture in Argentina, AGCO Capital has net monetary assets denominated in pesos at the official government rate of approximately 6.7 billion pesos (or approximately $6.5 million) as of December 31, 2024. All gains and losses resulting from AGCO Capital's remeasurement of its monetary asset and liabilities are reported in "Equity in net earnings of affiliates" within our Consolidated Statements of Operations. If limitations on transfer of funds remain, we may be subject to future losses on the net monetary assets described above.

We manage our transactional foreign currency exposure by hedging foreign currency cash flow forecasts and commitments arising from the anticipated settlement of receivables and payables and from future purchases and sales. Where naturally offsetting currency positions do not occur, we hedge certain, but not all, of our exposures through the use of foreign currency contracts. Our translation exposure resulting from translating the financial statements of foreign subsidiaries into United States dollars may be partially hedged from time to time. When practical, this translation impact is reduced by financing local operations with local borrowings. Our hedging policy prohibits use of foreign currency contracts for speculative trading purposes.

The total notional value of our foreign currency instruments was $4,187.9 million and $3,687.3 million, including $600.0 million and $300.0 million related to net investment hedges, as of December 31, 2024 and 2023, respectively, inclusive of both those instruments that are designated and qualified for hedge accounting and non-designated derivative instruments. We enter into cash flow hedges to minimize the variability in cash flows of assets or liabilities or forecasted transactions caused by fluctuations in foreign currency exchange rates, and we enter into foreign currency contracts to economically hedge receivables and payables on our balance sheets that are denominated in foreign currencies other than the functional currency. In addition, we use derivative and non-derivative instruments to hedge a portion of our net investment in foreign operations against adverse movements in exchange rates. Refer to Note 14 of our Consolidated Financial Statements for further information about our hedging transactions and derivative instruments.

Assuming a 10% change relative to the currency of the hedge contracts, the fair value of the foreign currency instruments could be negatively impacted by approximately $23.3 million as of December 31, 2024. Due to the fact that these instruments are primarily entered into for hedging purposes, the gains or losses on the contracts would largely be offset by losses and gains on the underlying firm commitment or forecasted transaction. The gains and losses on the Company's net investment in the designated foreign operations driven by changes in foreign exchange rates would largely be offset by movements in the fair value of the cross currency swap contracts or foreign currency denominated debt.

Interest Rate Risk

Our interest expense is, in part, sensitive to the general level of interest rates. We manage our exposure to interest rate risk through our mix of floating rate and fixed rate debt. From time to time, we enter into interest rate swap agreements to manage our exposure to interest rate fluctuations. See Notes 12 and 14 of our Consolidated Financial Statements for additional information.

Based on our floating rate debt and our accounts receivable sales facilities outstanding at December 31, 2024, a 10% increase in interest rates would have increased collectively, "Interest expense, net" and "Other expense, net" for the year ended December 31, 2024, by approximately $12.8 million.

Recent Accounting Pronouncements

See Note 1 of our Consolidated Financial Statements for information regarding recent accounting pronouncements and their impact to our consolidated results of operations and financial position.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles. In the preparation of these financial statements, we make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies followed in the preparation of the financial statements are detailed in Note 1 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data." We believe that our application of the policies discussed below involves significant levels of judgment, estimates and complexity.

Due to the levels of judgment, complexity and period of time over which many of these items are resolved, actual results could differ from those estimated at the time of preparation of the financial statements. Adjustments to these estimates would impact our financial position and future results of operations.

Discount and Sales Incentive Allowances

We provide various volume bonus and sales incentive programs with respect to our products. These sales incentive programs include reductions in invoice prices, reductions in retail financing rates, dealer commissions and dealer incentive allowances. In most cases, incentive programs are established and communicated to our dealers on a quarterly basis. The incentives are paid either at the time of the cash settlement of the receivable (which is generally at the time of retail sale), at the time of retail financing, at the time of warranty registration, or at a subsequent time based on dealer purchase volumes. The incentive programs are product line specific and generally do not vary by dealer. The cost of sales incentives associated with dealer commissions and dealer incentive allowances is estimated based upon the terms of the programs and historical experience, is based on a percentage of the sales price, and estimates for sales incentives are made and recorded at the time of sale for expected incentive programs using the expected value method. These estimates are reassessed each reporting period and are revised in the event of subsequent modifications to incentive programs, as they are communicated to dealers. The related provisions and accruals are made on a product or product-line basis and are monitored for adequacy and revised at least quarterly in the event of subsequent modifications to the programs. Interest rate subsidy payments, which are a reduction in retail financing rates, are recorded in the same manner as dealer commissions and dealer incentive allowances. Volume discounts are estimated and recognized based on historical experience, and related reserves are monitored and adjusted based on actual dealer purchase volumes and the dealers' progress towards achieving specified cumulative target levels. Estimates of these incentives are based on the terms of the programs and historical experience. All incentive programs are recorded and presented as a reduction of revenue, due to the fact that we do not receive a distinct good or service in exchange for the consideration provided. In the United States and Canada, reserves for incentive programs related to accounts receivable not sold to our U.S. and Canadian finance joint ventures are recorded as "Accounts receivable allowances" within our Consolidated Balance Sheets due to the fact that the incentives are paid through a reduction of future cash settlement of the receivable.

Globally, reserves for incentive programs that will be paid in cash or credit memos, as is the case with most of our volume discount programs, as well as sales incentives associated with accounts receivable sold to our finance joint ventures, are recorded within "Accrued expenses" within our Consolidated Balance Sheets.

At December 31, 2024, we had recorded an allowance for discounts and sales incentives of approximately $1,018.8 million that will be paid either through a reduction of future cash settlements of receivables and through credit memos to our dealers or through reductions in retail financing rates paid to our finance joint ventures. If we were to allow an additional 1% of sales incentives and discounts at the time of retail sale for those sales subject to such discount programs, our reserve would increase by approximately $37.0 million as of December 31, 2024. Conversely, if we were to decrease our sales incentives and discounts by 1% at the time of retail sale, our reserve would decrease by approximately $37.0 million as of December 31, 2024.

Deferred Income Taxes and Uncertain Income Tax Positions

We recorded an income tax provision of $98.4 million in 2024 compared to $230.4 million in 2023 and $296.6 million in 2022. Our tax provision and effective tax rate are impacted by the differing tax rates of the various tax jurisdictions in which we operate, permanent differences for items treated differently for financial accounting and income tax purposes, losses in jurisdictions where no income tax benefit is recorded and provisions for unrecognized income tax benefits related to uncertain tax positions. The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. We believe that we have adequately provided for any reasonably foreseeable resolution of these matters.

At December 31, 2024 and 2023, we had gross deferred tax assets of $651.5 million and $634.2 million, respectively, including $30.3 million and $42.1 million, respectively, related to net operating loss carryforwards. We maintain a valuation allowance to reserve a portion of our net deferred tax assets in the U.S. and certain foreign jurisdictions. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2024 and 2023, we had total valuation allowances as an offset to our gross deferred tax assets of $147.2 million and $149.8 million, respectively. These valuation allowances are held against deferred tax assets (including net operating loss carryforwards and certain other tax attributes) in the U.S and certain foreign jurisdictions. Realization of the remaining deferred tax assets as of December 31, 2024 depends on generating sufficient taxable income in future periods, net of reversing deferred tax liabilities. We believe it is more likely than not that the remaining net deferred tax assets should be able to be realized.

We recognize income tax benefits from uncertain tax positions only when there is a more than 50% likelihood that the tax positions will be sustained upon examination by the taxing authorities based on the technical merits of the positions. As of December 31, 2024 and 2023, we had approximately $387.4 million and $351.2 million, respectively, of gross unrecognized tax benefits, all of which would impact our effective tax rate if recognized. As of December 31, 2024 and 2023, we had approximately $9.3 million and $9.9 million, respectively, of current accrued taxes related to uncertain income tax positions connected with ongoing tax audits in various jurisdictions that we expect to settle or pay in the next 12 months. At December 31, 2024 and 2023, the Company had approximately $378.4 million and $344.2 million, respectively, of accrued taxes reflected in "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets. We recognize interest and penalties related to uncertain income tax positions in income tax expense. As of December 31, 2024 and 2023, we had accrued interest and penalties related to unrecognized tax benefits of approximately $30.9 million and $27.9 million, respectively. Refer to Note 19 of our Consolidated Financial Statements for further discussion of our uncertain income tax positions.

Pensions

We sponsor defined qualified benefit pension plans covering certain employees, principally in the United Kingdom, Germany, Switzerland, Finland, France, Norway and Argentina.

In the United States, we maintain an unfunded, nonqualified defined benefit pension plan for certain senior executives, which is our Executive Nonqualified Pension Plan ("ENPP"). The ENPP is closed to new entrants and, as of December 31, 2024, future benefit accruals have been frozen.

The Company merged its U.S. qualified defined benefit pension plans for hourly and salaried employees into one plan (the "Plan") on December 31, 2023 and finalized the termination of the Plan in 2024. In connection with the termination process, the Company offered a lump sum benefit payout option to Plan participants, and the remaining assets of the Plan were used to purchase a group annuity contract that transferred the remaining plan liabilities to an insurance carrier. The termination process was finalized by December 31, 2024 and the settlement resulted in the recognition of approximately $18.5 million within "Other expense, net" within the Company's Consolidated Statements of Operations.

In the United Kingdom, we sponsor a funded defined benefit pension plan that provides an annuity benefit based on participants' final average earnings and service. Participation in this plan is limited to certain older, longer service employees and existing retirees. This plan is closed to new participants.

Refer to Note 20 of our Consolidated Financial Statements for additional information regarding costs and assumptions for employee retirement benefits.

Nature of Estimates Required. The measurement date for all of our benefit plans is December 31. The measurement of our pension obligations, costs and liabilities is dependent on a variety of assumptions provided by management and used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

Assumptions and Approach Used. The assumptions used in developing the required estimates include, but are not limited to, the following key factors:

- Discount rates
- Salary growth
- Retirement rates and ages

- Inflation
- Expected return on plan assets
- Mortality rates

For the years ended December 31, 2024 and 2023, we used a globally consistent methodology to set the discount rate in the countries where our largest benefit obligations exist. In the United States, the United Kingdom and the Euro Zone, we constructed a hypothetical bond portfolio of high-quality corporate bonds and then applied the cash flows of our benefit plans to those bond yields to derive a discount rate. The bond portfolio and plan-specific cash flows vary by country, but the methodology in which the portfolio is constructed is consistent.

The other key assumptions and methods were set as follows:

- The inflation assumption is based on an evaluation of external market indicators.

- The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation.

- The expected return on plan asset assumptions reflects asset allocations, investment strategy, historical experience and the views of investment managers, and reflects a projection of the expected arithmetic returns over ten years.

- Determination of retirement rates and ages as well as termination rates, based on actual plan experience, actuarial standards of practice and the manner in which our defined benefit plans are being administered.

- The mortality rates for the U.K. defined benefit pension plan were updated during 2024 to reflect the latest expected improvements in the life expectancy of the plan participants. The mortality rates for the U.S. ENPP were unchanged from 2021, which reflected the Society of Actuaries' most recent findings on the topic of mortality.

- The fair value of assets used to determine the expected return on assets does not reflect any delayed recognition of asset gains and losses.

The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such periods.

Our U.S. ENPP and U.K. defined benefit pension plans comprise approximately 83.2% of our consolidated projected benefit obligation as of December 31, 2024. The effects of a 25 basis point change in certain actuarial assumptions on the 2024 net annual pension and ENPP costs and related benefit obligations as of December 31, 2024 would be as follows:

	Year-end Benefit Obligation		2024 Net Annual Pension Cost	
	25 basis point increase	25 basis point decrease	25 basis point increase	25 basis point decrease
Discount rate:				
U.S. ENPP	$ (1.9)	$ 2.0	$ 0.1	$ (0.1)
U.K. defined benefit pension plans	(8.8)	9.1	0.4	(0.4)

	2024 Net Annual Pension Cost	
	25 basis point increase	25 basis point decrease
Long-term rate of return on plan assets:		
U.S. ENPP[1]	$ —	$ —
U.K. defined benefit pension plans	(1.1)	1.1

_____

[1] The U.S. ENPP is an unfunded plan.

Unrecognized actuarial net losses related to our defined benefit pension plans and ENPP were $256.7 million as of December 31, 2024 compared to $280.2 million as of December 31, 2023. The decrease in unrecognized net actuarial losses between years is primarily due to the termination of the U.S. qualified defined benefits plan, as well as the total net impact of the changes in the assumptions, specifically the increase in the discount rate. The unrecognized net actuarial losses will be impacted in future periods by actual asset returns, discount rate changes, currency exchange rate fluctuations, actual demographic experience and certain other factors. For some of our defined benefit pension plans, these losses, to the extent they exceed 10% of the greater of the plan's liabilities or the fair value of assets ("the gain/loss corridor"), will be amortized on a straight-line basis over the periods discussed as follows. For our U.K. defined benefit pension plan, the population covered is predominantly inactive participants, and losses related to those plans, to the extent they exceed the gain/loss corridor, will be amortized over the average remaining lives of those participants while covered by the respective plan. For our ENPP, the population is predominantly active participants, and losses related to the plan will be amortized over the average future working lifetime of the active participants expected to receive benefits. As of December 31, 2024, the average amortization periods were as follows:

	ENPP	U.K. Plan
Average amortization period of losses related to defined benefit pension plans	6 years	16 years

Unrecognized prior service cost related to our defined benefit pension plans was $29.8 million as of December 31, 2024 compared to $31.4 million as of December 31, 2023.

As of December 31, 2024, our unfunded or underfunded obligations related to our defined benefit pension plans and ENPP were approximately $56.0 million, primarily related to our defined benefit pension plans in Europe. In 2024, we contributed approximately $26.9 million towards those obligations, and we expect to fund approximately $14.5 million in 2025. Future funding is dependent upon compliance with local laws and regulations and changes to those laws and regulations in the future, as well as the generation of operating cash flows in the future.

Refer to Note 20 of our Consolidated Financial Statements for more information regarding the investment strategy and concentration of risk.

Goodwill, Other Intangible Assets and Long-Lived Assets

Goodwill

We have significant goodwill on our balance sheet related to historical acquisitions and the PTx Trimble joint venture transaction in 2024, which we accounted for using the acquisition method of accounting. We test goodwill for impairment, at the reporting unit level, annually as of October 1st or more frequently when events or circumstances indicate that the fair value of a reporting unit is more likely than not less than its carrying value. A reporting unit is an operating segment or one level below an operating segment, for example, a component. We combine and aggregate two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. Our reportable segments are not our reporting units. The goodwill arising from the PTx Trimble joint venture has been assigned to four new reporting units within our North America, South America, Europe/Middle East and Asia/Pacific/Africa operating segments.

Goodwill is evaluated for impairment using a qualitative assessment or a quantitative assessment. If we elect to perform a qualitative assessment and determine the fair value of our reporting units more likely than not exceeds their carrying value of net assets, no further evaluation is necessary. For reporting units where we perform a quantitative assessment, we compare the fair value of each reporting unit to its respective carrying value of net assets, including goodwill. If the fair value of the reporting unit exceeds its carrying value of net assets, the goodwill is not considered impaired. If the carrying value of net assets is higher than the fair value of the reporting unit, an impairment charge is recorded in the amount by which the carrying value exceeds the reporting unit's fair value.

For the quantitative impairment assessment, we may utilize one or a combination of valuation techniques. We use a discounted cash flow model (income approach) whereby the present value of future expected operating net cash flows are calculated using a discount rate; and a guideline public company method (market approach), whereby EBITDA and/or revenue multiples are derived from the market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

We make various assumptions, including assumptions regarding future cash flows, growth rates, discount rates, and market multiples in our assessment of the impairment of goodwill. The assumptions about future cash flows and growth rates are based on the current and long-term business plans of the reporting unit and country specific agricultural industry and economic growth projections. Future cash flows and growth rates are dependent upon the agricultural industry and other factors that could adversely affect the agricultural industry, including but not limited to, declines in the general economy, increases in farm input costs, weather conditions, lower commodity prices and changes in the availability of credit. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the reporting unit. These assumptions require significant judgments on our part, and the conclusions that we reach could vary significantly based on these judgments.

The annual impairment tests completed as of October 1, 2024 indicated the fair value of each of the Company's reporting units was above its respective carrying value except for the PTx Trimble North America reporting unit, which is part of the North America operating segment. Based on the results of the impairment test, the Company recorded an impairment charge of $351.0 million. The Company completed the PTx Trimble joint venture transaction on April 1, 2024. Since that date, the near-term outlook of the reporting unit has deteriorated driven by weak industry demand and lower market penetration. These conditions led to downward revisions of the Company's forecasts of earnings which resulted in the impairment charge. We estimated the fair value of the PTx North America reporting unit using an income approach. The most critical assumptions used in the calculation of the fair value of the reporting unit were the forecasted revenue growth and the discount rate. If we increased the discount rate used to estimate the fair value of the PTx Trimble North America reporting unit by 1.0 percent, the impairment charge would increase by $130.0 million, and if we decreased the discount rate by 1.0 percent, the impairment charge would decrease by $159.0 million. Additionally, the Company's PTx Trimble Europe/Middle East reporting unit impairment test resulted in headroom of approximately 21.0 percent. An increase in the discount rate of 1.0 percent would decrease the headroom to 6.0 percent while a decrease in the discount rate of 1.0 percent would increase the headroom to 40.0 percent.

As of December 31, 2024, we had approximately $1,820.4 million of goodwill. While our annual impairment testing in 2024 now supports the carrying amount of this goodwill, we may be required to re-evaluate the carrying amount in future periods, thus utilizing different assumptions that reflect the then current market conditions and expectations, and, therefore, we could conclude that an impairment has occurred. Additionally, as the carrying value of the PTx Trimble North America reporting unit approximates its fair value following the impairment charge, the PTx Trimble North America reporting unit is considered at risk of future impairment. If our assumptions are not realized, or if there are future changes in any of the assumptions due to a change in economic conditions or otherwise, it is possible that a further impairment charge may need to be recorded in the future.

Long-lived assets

We review our long-lived assets, which include intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation for recoverability is performed at a level where independent cash flows may be attributed to either an asset or asset group. If we determine that the carrying amount of an asset or asset group is not recoverable based on the expected undiscounted future cash flows of the asset or asset group, an impairment loss is recorded equal to the excess of the carrying amounts over the estimated fair value of the long-lived assets. Estimates of future cash flows are based on many factors, including current operating results, expected market trends and competitive influences. We also evaluate the amortization or depreciation periods assigned to our long-lived assets to determine whether events or changes in circumstances warrant revised estimates of useful lives. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

The Quantitative and Qualitative Disclosures about Market Risk information required by this Item set forth under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations - Foreign Currency Risk Management" and "Interest Rate Risk" under Item 7 of this Form 10-K are incorporated herein by reference.

Item 8. **Financial Statements and Supplementary Data**

The following Consolidated Financial Statements of AGCO Corporation for each of the years in the three-year period ended December 31, 2024 are included in this Item:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AGCO Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AGCO Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the reserve and allowance for volume discount and sales incentive programs in certain geographic regions

As discussed in Note 1 to the consolidated financial statements, the Company provides various volume discount and sales incentive programs with respect to its products. As of December 31, 2024, the Company had accrued volume discounts and sales incentives of approximately $961.1 million and an allowance for sales incentive discounts of approximately $57.8 million. Sales incentive programs include reductions in invoice prices, reductions in retail financial rates, dealer commissions and dealer incentive allowances. Volume discounts and sales incentives are recorded at the time of sale as a reduction of revenue using the expected value method.

We identified the assessment of the reserve and allowance for volume discount and sales incentive programs in certain geographic regions as a critical audit matter. Auditor judgment was required to evaluate certain assumptions which had a higher degree of measurement uncertainty. Significant assumptions included estimated incentive rates, which were the estimated rates at which programs were applied to eligible products, and estimated achievement by dealers of specified cumulative targeted purchase levels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's reserve and allowance for volume discount and sales incentive process, including controls related to the development of the significant assumptions. For certain volume discount and sales incentive programs, we compared the program details to dealer communications and the significant assumptions to historical results for similar programs. We assessed the Company's historical ability to estimate significant assumptions by comparing the prior year estimated amounts to actual discounts and sales incentives realized by the customers. We evaluated the significant assumptions by comparing them to actual results, including the results of transactions occurring after year-end.

Assessment of gross unrecognized income tax benefits in certain jurisdictions

As discussed in Note 19 to the consolidated financial statements, the Company has recorded a liability for gross unrecognized income tax benefits of approximately $387.4 million as of December 31, 2024. The Company recognizes income tax benefits from uncertain tax positions only when there is a more than 50% likelihood that the tax positions will be sustained upon examination by the taxing authorities based on the technical merits of the positions.

We identified the assessment of gross unrecognized income tax benefits in certain jurisdictions as a critical audit matter. Complex auditor judgment and specialized skills were required in evaluating the Company's interpretation and application of tax laws and the estimate of the amount of tax benefits expected to be realized.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's gross unrecognized income tax benefit process. This included controls related to the Company's consideration of information that could affect the recognition or measurement of income tax benefits from uncertain tax positions and the interpretation and application of tax laws. We involved tax professionals with specialized skills and knowledge, who assisted in:

- inspecting correspondence and assessments from the taxing authorities
- evaluating the Company's interpretation and application of tax laws
- developing an expectation of the Company's tax positions and comparing the results to the Company's assessment

Assessment of goodwill impairment for a certain reporting unit

As discussed in Note 1 to the consolidated financial statements, the Company evaluates goodwill for impairment annually as of October 1 and when events or circumstances indicate that fair value of a reporting unit may be below its carrying value. As of December 31, 2024, the Company has $1,820.4 million of goodwill. The Company performs its goodwill impairment analyses using either a qualitative or a quantitative assessment. The fair values of the reporting units are determined based on a combination of valuation techniques, including an income approach and guideline public company method. Based on the Company's analysis, the Company determined that the fair value of a certain reporting unit was less than the carrying value and therefore recorded a goodwill impairment of $351.0 million for this reporting unit.

We identified the assessment of the Company's goodwill impairment testing for a certain reporting unit as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the fair value of the reporting unit. Certain significant assumptions used to determine fair value of the reporting unit, including forecasted revenue growth and discount rate assumptions, had limited observable market information. The determined fair value was sensitive to changes in these significant assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's goodwill impairment process, including controls over the significant assumptions. We compared the Company's forecasted revenue growth assumptions used in the valuation model against underlying business strategies, growth plans, and industry data. We compared the Company's historical revenue forecasts to actual results to assess the Company's ability to forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's discount rate by comparing it to a range of discount rates independently developed using publicly available market data of guideline companies

- performing sensitivity analyses over the forecasted revenue growth assumptions to assess the impact of changes on the Company's fair value determination

- recomputing the estimate of fair value for the reporting unit using the Company's significant assumptions and comparing the result to the Company's fair value estimate

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Atlanta, Georgia
February 24, 2025

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net sales	$ 11,661.9	$ 14,412.4	$ 12,651.4
Cost of goods sold	8,762.8	10,635.0	9,650.1
Gross profit	2,899.1	3,777.4	3,001.3
Operating expenses:			
Selling, general and administrative expenses	1,397.7	1,454.5	1,189.5
Engineering expenses	493.0	548.8	444.2
Amortization of intangibles	81.0	57.7	60.1
Impairment charges	369.5	4.1	36.0
Restructuring and business optimization expenses	172.7	11.9	6.1
Loss on sale of business	507.3	—	—
Income (loss) from operations	(122.1)	1,700.4	1,265.4
Interest expense, net	93.0	4.6	13.0
Other expense, net	218.5	362.3	145.2
Income (loss) before income taxes and equity in net earnings of affiliates	(433.6)	1,333.5	1,107.2
Income tax provision	98.4	230.4	296.6
Income (loss) before equity in net earnings of affiliates	(532.0)	1,103.1	810.6
Equity in net earnings of affiliates	46.4	68.2	64.1
Net income (loss)	(485.6)	1,171.3	874.7
Net loss attributable to noncontrolling interests	60.8	0.1	14.9
Net income (loss) attributable to AGCO Corporation	$ (424.8)	$ 1,171.4	$ 889.6
Net income (loss) per common share attributable to AGCO Corporation:			
Basic	$ (5.69)	$ 15.66	$ 11.92
Diluted	$ (5.69)	$ 15.63	$ 11.87
Cash dividends declared and paid per common share	$ 3.66	$ 6.10	$ 5.40
Weighted average number of common and common equivalent shares outstanding:			
Basic	74.6	74.8	74.6
Diluted	74.7	74.9	74.9

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended December 31,		
	2024	2023	2022
Net income (loss)	$ (485.6)	$ 1,171.3	$ 874.7
Other comprehensive income (loss):			
Defined pension and postretirement benefit plans, net of tax:			
Prior service cost arising during the year	(0.9)	—	(19.1)
Net loss (gain) recognized due to settlement	14.0	0.4	(0.4)
Net actuarial (loss) gain arising during the year	(2.2)	(16.1)	12.3
Amortization of prior service cost	1.1	1.3	—
Amortization of net actuarial losses	7.8	7.0	6.4
Deferred gains and losses on derivatives, net of tax:			
Net changes in fair value of derivatives	3.4	(8.9)	(14.6)
Net losses reclassified from accumulated other comprehensive loss into income	6.3	9.0	14.1
Foreign currency translation adjustments	(226.6)	102.3	(30.0)
Other comprehensive income (loss)	(197.1)	95.0	(31.3)
Comprehensive income (loss)	(682.7)	1,266.3	843.4
Comprehensive loss attributable to noncontrolling interests	63.1	0.1	14.0
Comprehensive income (loss) attributable to AGCO Corporation	$ (619.6)	$ 1,266.4	$ 857.4

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED BALANCE SHEETS
(in millions, except share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 612.7	$ 595.5
Accounts and notes receivable, net	1,267.4	1,605.3
Inventories, net	2,731.3	3,440.7
Other current assets	526.6	699.3
Total current assets	5,138.0	6,340.8
Property, plant and equipment, net	1,818.6	1,920.9
Right-of-use lease assets	168.9	176.2
Investments in affiliates	519.6	512.7
Deferred tax assets	561.0	481.6
Other assets	435.2	346.8
Intangible assets, net	728.9	308.8
Goodwill	1,820.4	1,333.4
Total assets	$ 11,190.6	$ 11,421.2
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Borrowings due within one year	$ 415.2	$ 15.0
Accounts payable	813.0	1,207.3
Accrued expenses	2,469.6	2,903.8
Other current liabilities	128.2	217.5
Total current liabilities	3,826.0	4,343.6
Long-term debt, less current portion and debt issuance costs	2,233.3	1,377.2
Operating lease liabilities	127.5	134.4
Pension and postretirement health care benefits	155.6	170.5
Deferred tax liabilities	125.0	122.6
Other noncurrent liabilities	680.3	616.1
Total liabilities	7,147.7	6,764.4
Commitments and contingencies (Note 22)		
Redeemable noncontrolling interests	300.1	—
Stockholders' Equity:		
AGCO Corporation stockholders' equity:		
Preferred stock; $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding in 2024 and 2023	—	—
Common stock; $0.01 par value, 150,000,000 shares authorized, 74,420,952 and 74,517,973 shares issued and outstanding at December 31, 2024 and 2023, respectively	0.7	0.7
Additional paid-in capital	—	4.1
Retained earnings	5,645.0	6,360.0
Accumulated other comprehensive loss	(1,902.9)	(1,708.1)
Total AGCO Corporation stockholders' equity	3,742.8	4,656.7
Noncontrolling interests	—	0.1
Total stockholders' equity	3,742.8	4,656.8
Total liabilities, noncontrolling redeemable interests and stockholders' equity	$ 11,190.6	$ 11,421.2

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions, except share amounts)

	Redeemable Noncontrolling Interests	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Stockholders' Equity
Balance, December 31, 2021	$ —	74,441,312	$ 0.7	$ 3.9	$ 5,182.2	$ (1,770.9)	$ 27.9	$ 3,443.8
Net income (loss)	—	—	—	—	889.6	—	(14.9)	874.7
Payment of dividends to stockholders	—	—	—	—	(404.3)	—	—	(404.3)
Issuance of non-employee director restricted stock	—	10,301	—	1.5	—	—	—	1.5
Issuance of stock awards	—	250,719	—	(6.5)	(12.9)	—	—	(19.4)
SSARs exercised	—	12,307	—	(1.2)	—	—	—	(1.2)
Stock compensation	—	—	—	32.5	—	—	—	32.5
Distribution to noncontrolling interest	—	—	—	—	—	—	(13.8)	(13.8)
Investment by noncontrolling interests	—	—	—	—	—	—	0.1	0.1
Purchases and retirement of common stock	—	(113,824)	—	—	—	—	—	—
Defined benefit pension and postretirement plans, net of tax	—	—	—	—	—	(0.8)	—	(0.8)
Deferred gains and losses on derivatives, net of tax	—	—	—	—	—	(0.5)	—	(0.5)
Change in cumulative translation adjustment	—	—	—	—	—	(30.9)	0.9	(30.0)
Balance, December 31, 2022	—	74,600,815	0.7	30.2	5,654.6	(1,803.1)	0.2	3,882.6
Net income (loss)	—	—	—	—	1,171.4	—	(0.1)	1,171.3
Adoption of ASU 2016-13 by finance joint ventures	—	—	—	—	(5.5)	—	—	(5.5)
Payment of dividends to stockholders	—	—	—	—	(457.4)	—	—	(457.4)
Issuance of non-employee director restricted stock	—	10,524	—	1.5	—	—	—	1.5
Issuance of stock awards	—	256,709	—	(20.5)	—	—	—	(20.5)
SSARs exercised	—	21,594	—	(2.1)	—	—	—	(2.1)
Stock compensation	—	—	—	44.9	—	—	—	44.9
Purchases and retirement of common stock	—	(371,669)	—	(49.9)	(3.1)	—	—	(53.0)
Defined pension and postretirement benefit plans, net of tax	—	—	—	—	—	(7.4)	—	(7.4)
Deferred gains and losses on derivatives, net of tax	—	—	—	—	—	0.1	—	0.1
Change in cumulative translation adjustment	—	—	—	—	—	102.3	—	102.3
Balance, December 31, 2023	—	74,517,973	0.7	4.1	6,360.0	(1,708.1)	0.1	4,656.8
Net income (loss)	(60.8)	—	—	—	(424.8)	—	—	(424.8)
Payment of dividends to stockholders	—	—	—	—	(273.1)	—	—	(273.1)
Issuance of non-employee director restricted stock	—	12,842	—	1.7	—	—	—	1.7
Issuance of stock awards	—	198,601	—	(13.5)	(0.5)	—	—	(14.0)
SSARs exercised	—	3,388	—	(0.2)	—	—	—	(0.2)
Stock compensation	—	—	—	10.2	—	—	—	10.2
Purchases and retirement of common stock	—	(311,852)	—	(5.4)	(16.6)	—	—	(22.0)
Sale of minority interest	—	—	—	—	—	—	(0.1)	(0.1)
Equity transaction associated with JCA noncontrolling interest	—	—	—	3.1	—	—	—	3.1
Initial fair value of redeemable noncontrolling interests	355.1	—	—	—	—	—	—	—
Investment by redeemable noncontrolling interest	8.1	—	—	—	—	—	—	—
Defined pension and postretirement benefit plans, net of tax	—	—	—	—	—	19.8	—	19.8
Deferred gains and losses on derivatives, net of tax	—	—	—	—	—	9.7	—	9.7
Change in cumulative translation adjustment	(2.3)	—	—	—	—	(224.3)	—	(224.3)
Balance, December 31, 2024	$ 300.1	74,420,952	$ 0.7	$ —	$ 5,645.0	$ (1,902.9)	$ —	$ 3,742.8

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income (loss)	$ (485.6)	$ 1,171.3	$ 874.7
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	251.2	230.4	209.5
Impairment charges	369.5	4.1	36.0
Amortization of intangibles	81.0	57.7	60.1
Stock compensation expense	18.4	46.4	34.0
Loss on sale of business	507.3	—	—
U.S. pension plan termination and settlement	18.5	—	—
Equity in net earnings of affiliates, net of cash received	(29.4)	(36.4)	(40.8)
Deferred income tax benefit	(102.7)	(264.4)	(58.0)
Other	32.2	6.7	16.2
Changes in operating assets and liabilities:			
Accounts and notes receivable, net	59.1	(443.8)	(306.1)
Inventories, net	308.8	(164.4)	(668.3)
Other current and noncurrent assets	(36.7)	(243.0)	20.1
Accounts payable	(224.9)	(191.6)	322.1
Accrued expenses	(190.2)	566.5	282.7
Other current and noncurrent liabilities	113.4	363.6	56.0
Total adjustments	1,175.5	(68.2)	(36.5)
Net cash provided by operating activities	689.9	1,103.1	838.2
Cash flows from investing activities:			
Purchases of property, plant and equipment	(393.3)	(518.1)	(388.3)
Proceeds from sale of property, plant and equipment	2.1	11.8	2.6
Purchase of businesses, net of cash acquired	(1,903.7)	(9.8)	(111.3)
Proceeds from sale of business	630.7	—	—
Sale of, distributions from (investments in) unconsolidated affiliates, net	(7.4)	(21.6)	4.0
Proceeds from cross currency swap contract	22.6	—	—
Other	(1.4)	(8.0)	(3.8)
Net cash used in investing activities	(1,650.4)	(545.7)	(496.8)
Cash flows from financing activities:			
Proceeds from indebtedness	1,875.7	329.8	410.5
Repayments of indebtedness	(513.4)	(458.6)	(377.5)
Purchases and retirement of common stock	(22.0)	(53.0)	—
Payment of dividends to stockholders	(273.1)	(457.4)	(404.3)
Payment of minimum tax withholdings on stock compensation	(14.1)	(21.6)	(20.6)
Payment of debt issuance costs	(15.7)	(10.9)	(3.6)
Investments by (distributions to) noncontrolling interests, net	8.1	—	(11.5)
Net cash provided by (used in) financing activities	1,045.5	(671.7)	(407.0)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(67.8)	(79.7)	(34.0)
Increase (decrease) in cash, cash equivalents and restricted cash	17.2	(194.0)	(99.6)
Cash, cash equivalents and restricted cash, beginning of year	595.5	789.5	889.1
Cash, cash equivalents and restricted cash, end of year	$ 612.7	$ 595.5	$ 789.5

See accompanying notes to Consolidated Financial Statements.

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

AGCO Corporation ("AGCO" or the "Company") is a global leader in the design, manufacture and distribution of agricultural machinery and precision agriculture technology. The Company delivers value to farmers and Original Equipment Manufacturer ("OEM") customers through our differentiated brand portfolio including leading brands Fendt®, Massey Ferguson®, PTx and Valtra®. The Company's full line of equipment, smart farming solutions and services helps farmers sustainably feed our world. The Company distributes most of its products through a combination of approximately 2,700 independent dealers and distributors. The Company also utilizes associates and licensees to provide a distribution channel for its products. In addition, the Company provides retail and wholesale financing through its finance joint ventures with Coöperatieve Rabobank U.A., which together with its affiliates, the Company refers to as "Rabobank."

Basis of Presentation and Consolidation

The Company's Consolidated Financial Statements represent the consolidation of all wholly-owned companies, majority-owned companies and joint ventures in which the Company has been determined to be the primary beneficiary. The Company consolidates a variable interest entity ("VIE") if the Company determines it is the primary beneficiary. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that potentially could be significant to the VIE. The Company also consolidates all entities that are not considered VIEs if it is determined that the Company has a controlling voting interest to direct the activities that most significantly impact the joint venture or entity. For consolidated entities where our ownership interest is less than 100%, noncontrolling ownership interests are reported in our Consolidated Balance Sheets. The noncontrolling ownership interest is reported in our net income (loss), net of taxes, and is classified as "Net loss attributable to noncontrolling interests" in our Consolidated Statements of Operations. The Company records investments in affiliate companies using the equity method of accounting when it has significant influence. All significant intercompany balances and transactions have been eliminated in the Consolidated Financial Statements. Certain prior-period amounts have been reclassified in the accompanying Consolidated Financial Statements and Notes thereto in order to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates made by management primarily relate to accounts and notes receivable, inventories, deferred income tax valuation allowances, uncertain tax positions, goodwill and other identifiable intangible assets, certain accrued liabilities, principally relating to reserves for volume discounts and sales incentives, warranty obligations, product liability and pension and postretirement benefits.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters." Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity within the Company's Consolidated Balance Sheets. Gains and losses, which result from foreign currency transactions, are included in the accompanying Consolidated Statements of Operations.

The Company has a wholly-owned subsidiary in Turkey that distributes agricultural equipment and replacement parts. On the basis of available data related to inflation indices and as a result of the devaluation of the Turkish lira relative to the United States dollar, the Turkish economy was determined to be highly inflationary during 2022. A highly inflationary economy is one where the cumulative inflation rate for the three years preceding the beginning of the reporting period, including interim reporting periods, is in excess of 100 percent. For subsidiaries operating in highly inflationary economies, the United States dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reported in "Other expense, net" within the Company's

Consolidated Statements of Operations. For the year ended December 31, 2024, the Company's wholly-owned subsidiary in Turkey had net sales of approximately $412.1 million and total assets of approximately 6.5 billion Turkish lira (or approximately $185.2 million). The monetary assets and liabilities denominated in the Turkish lira were approximately 5.0 billion Turkish lira (or approximately $140.7 million) and approximately 3.1 billion Turkish lira (or approximately $86.6 million), respectively, as of December 31, 2024. The monetary assets and liabilities were remeasured into United States dollars based on exchange rates as of December 31, 2024.

The Company has a wholly-owned subsidiary in Argentina that assembles and distributes agricultural equipment and replacement parts. In recent years, the Argentine government has substantially limited the ability of companies to transfer funds out of Argentina. As a consequence of these limitations, the spread between the official government exchange rate and the exchange rates resulting implicitly from certain capital market operations, usually effected to obtain United States dollars, had broadened significantly. Argentina's economy was determined to be highly inflationary during 2018. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso, significantly devaluing the currency relative to the United States dollar. The Company has a wholly-owned subsidiary in Argentina that assembles and distributes agricultural equipment and replacement parts. For the year ended December 31, 2024, the Company's wholly-owned subsidiary in Argentina had net sales of approximately $215.9 million and total assets of approximately 258.3 billion pesos (or approximately $250.6 million). The monetary assets of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 122.6 billion pesos (or approximately $118.9 million), inclusive of approximately 68.0 billion pesos (or approximately $65.9 million) in cash and cash equivalents, as of December 31, 2024. The monetary liabilities of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 16.8 billion pesos (or approximately $16.3 million) as of December 31, 2024. The monetary assets and liabilities were remeasured into United States dollars based on exchange rates as of December 31, 2024. The Company's finance joint venture in Argentina, AGCO Capital Argentina S.A. ("AGCO Capital") has net monetary assets denominated in pesos at the official government rate of approximately 6.7 billion pesos (or approximately $6.5 million) as of December 31, 2024. All gains and losses resulting from AGCO Capital's remeasurement of its monetary assets and liabilities are reported in "Equity in net earnings of affiliates" within our Consolidated Statements of Operations.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents reported in the Consolidated Balance Sheets as of December 31, 2024, 2023 and 2022 and cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022 are as follows (in millions):

	December 31, 2024	December 31, 2023	December 31, 2022
Cash[1]	$ 342.5	$ 463.8	$ 656.7
Cash equivalents[2]	269.5	131.2	130.8
Restricted cash[3]	0.7	0.5	2.0
Total	$ 612.7	$ 595.5	$ 789.5

[1] Consisted primarily of cash on hand and bank deposits.

[2] Consisted primarily of money market deposits, certificates of deposits and overnight investments. The Company considers all investments with an original maturity of three months or less to be cash equivalents.

[3] Consisted primarily of cash in escrow or held as a guarantee.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of five to 40 years for buildings and improvements, three to 25 years for machinery and equipment and five to 10 years for furniture and fixtures. Expenditures for maintenance and repairs are primarily charged to expense as incurred.

Accounts and Notes Receivable

Accounts and notes receivable arise from the sale of equipment and replacement parts to independent dealers, distributors or other customers. In the United States and Canada, receivables arising from sales to dealers are immediately due upon a retail sale of the underlying equipment by the dealer with the exception of sales of grain storage and protein production systems as discussed further below. If not previously paid by the dealer in the United States and Canada, installment payments are required generally beginning after the interest-free period with the remaining outstanding equipment balance generally due within 12 months after shipment or delivery. These interest-free periods vary by product and generally range from one to 12 months. In limited circumstances, the Company provides sales terms, and in some cases, interest-free periods that are longer than 12 months for certain products. These are typically specified programs predominately in the United States and Canada, that allow for interest-free periods and due dates of up to 24 months for certain products depending on the year of the sale and the dealer or distributor's ordering or sales volume during the preceding year. Interest generally is charged at or above prime lending rates on the outstanding receivable balances after shipment or delivery and after interest-free periods. Sales terms of some highly seasonal products provide for payment and due dates based on a specified date during the year regardless of the shipment date. Equipment sold to dealers in the United States and Canada is paid in full on average within 12 months of shipment. Sales of replacement parts generally are payable within 30 days of shipment, with terms for some larger, seasonal stock orders generally requiring payment within six months of shipment. Under normal circumstances, equipment may not be returned. Replacement parts are generally returnable if they meet certain criteria. The Company makes an estimate of product returns at the time of sale based on historical experience. In certain regions, with respect to most equipment sales, including the United States and Canada, the Company is obligated to repurchase equipment and replacement parts upon cancellation of a dealer or distributor contract. These obligations are required by national, state or provincial laws and require the Company to repurchase a dealer or distributor's unsold inventory, including inventories for which the receivable already has been paid. Actual interest-free periods are shorter than described above because the equipment receivable from dealers or distributors in some countries, such as in the United States and Canada, is generally due immediately upon sale of the equipment to a retail customer as discussed above. Receivables can also be paid prior to terms specified in sales agreements. Under normal circumstances, interest is not forgiven and interest-free periods are not extended.

In other international markets, equipment sales generally are payable in full within 30 days to 180 days of shipment or delivery. Payment terms for some highly seasonal products have a specified due date during the year regardless of the shipment or delivery date. For sales in most markets outside of the United States and Canada, the Company generally does not charge interest on outstanding receivables due from its dealers and distributors. Sales of replacement parts generally are payable within 30 days to 90 days of shipment, with terms for some larger, seasonal stock orders generally payable within six months of shipment.

In certain markets, there is a time lag, which varies based on the timing and level of retail demand, between the date the Company records a sale and when the dealer sells the equipment to a retail customer.

Sales of grain storage and protein production systems both in the United States and in other countries generally are payable within 30 days of shipment. In certain countries, sales of such systems for which the Company is responsible for construction or installation may be contingent upon customer acceptance. Payment terms vary by market and product, with fixed payment schedules on all sales. When the Company is responsible for installation services, fixed payment schedules may include upfront deposits, progress payments and final payment upon customer acceptance.

The following summarizes by geographic region, as a percentage of the Company's consolidated net sales, amounts with maximum interest-free periods as presented below (in millions):

Year Ended December 31, 2024	North America	South America	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated	
0 to 6 months	$ 2,292.0	$ 1,315.9	$ 6,809.4	$ 682.8	$ 11,100.1	95.2 %
7 to 12 months	547.3	—	3.5	—	550.8	4.7 %
13 to 24 months	11.0	—	—	—	11.0	0.1 %
	$ 2,850.3	$ 1,315.9	$ 6,812.9	$ 682.8	$ 11,661.9	100.0 %

The Company has accounts receivable sales agreements that permit transferring, on an ongoing basis, a majority of its wholesale interest-bearing and non-interest bearing accounts receivable in North America, Europe and Brazil to its U.S., Canadian, European and Brazilian finance joint ventures. Qualified dealers may obtain additional financing through the Company's U.S., Canadian, European and Brazilian finance joint ventures at the joint ventures' discretion.

The Company provides various volume bonus and sales incentive programs with respect to its products. These sales incentive programs include reductions in invoice prices, reductions in retail financing rates, dealer commissions and dealer incentive allowances. In most cases, incentive programs are established and communicated to the Company's dealers on a quarterly basis. The incentives are paid either at the time of the cash settlement of the receivable (which is generally at the time of retail sale), at the time of retail financing, at the time of warranty registration, or at a subsequent time based on dealer purchase volumes. The incentive programs are product-line specific and generally do not vary by dealer. The cost of sales incentives associated with dealer commissions and dealer incentive allowances is estimated based upon the terms of the programs and historical experience, is based on a percentage of the sales price, and estimates for sales incentives are made and recorded at the time of sale for expected incentive programs using the expected value method. These estimates are reassessed each reporting period and are revised in the event of subsequent modifications to incentive programs, as they are communicated to dealers. The related provisions and accruals are made on a product or product-line basis and are monitored for adequacy and revised at least quarterly in the event of subsequent modifications to the programs. Interest rate subsidy payments, which are a reduction in retail finance rates, are recorded in the same manner as dealer commissions and dealer incentive allowances. Volume discounts are estimated and recognized based on historical experience, and related reserves are monitored and adjusted based on actual dealer purchase volumes and the dealer's progress towards achieving specified cumulative target levels. Estimates of these incentives are based on the terms of the programs and historical experience. All incentive programs are recorded and presented as a reduction of revenue, due to the fact that the Company does not receive a distinct good or service in exchange for the consideration provided. In the United States and Canada, reserves for incentive programs related to accounts receivable not sold to Company's U.S. and Canadian finance joint ventures are recorded as "Accounts receivable allowances" within the Company's Consolidated Balance Sheets due to the fact that the incentives are paid through a reduction of future cash settlement of the receivable. Globally, reserves for incentive programs that will be paid in cash or credit memos, as is the case with most of the Company's volume discount programs, as well as sales with incentives associated with accounts receivable sold to its finance joint ventures, are recorded within "Accrued expenses" within the Company's Consolidated Balance Sheets.

Accounts and notes receivable are shown net of allowances for sales incentive discounts available to dealers and for credit losses. Cash flows related to the collection of receivables are reported within "Cash flows from operating activities" within the Company's Consolidated Statements of Cash Flows. Accounts and notes receivable allowances at December 31, 2024 and 2023 were as follows (in millions):

	2024	2023
Sales incentive discounts	$ 57.8	$ 54.7
Allowance for credit losses	41.8	31.9
	$ 99.6	$ 86.6

The Company maintains allowances for estimated credit losses, which are developed at a market, country, and region level based on risk of collection as well as current and forecasted economic conditions. The Company calculates the allowance based on an assessment of the risk when the accounts receivable is recognized and records within "Selling, general and administrative expenses" in the Company's Consolidated Statement of Operations. Write-offs are recorded at the time a customer receivable is deemed uncollectible.

| | | Additions | | | | | |
Description	Balance at Beginning of Period	Acquired Businesses	Charged to Costs and Expenses	Write-offs	Deductions[1]	Foreign Currency Translation	Balance at End of Period
Year ended December 31, 2024							
Allowances for credit losses	$ 31.9	$ —	$ 22.0	$ (4.2)	$ (5.5)	$ (2.4)	$ 41.8
Year ended December 31, 2023							
Allowances for credit losses	$ 31.3	$ —	$ 4.2	$ (4.6)	$ —	$ 1.0	$ 31.9
Year ended December 31, 2022							
Allowances for credit losses	$ 32.6	$ 0.1	$ 3.3	$ (3.2)	$ —	$ (1.5)	$ 31.3

_____

[1] Deductions are the result of the sale of the Company's Grain & Protein business. Refer to Note 3 for additional information.

In the United States and Canada, sales incentives can be paid through future cash settlements of receivables and through credit memos to Company's dealers or through reductions in retail financing rates paid to the Company's finance joint ventures. Outside of the United States and Canada, sales incentives can be paid through cash or credit memos to the Company's dealers or through reductions in retail financing rates paid to the Company's finance joint ventures. The Company transfers certain accounts receivable under its accounts receivable sales agreements with its finance joint ventures and other financial institutions (see Note 5). The Company records such transfers as sales of accounts receivable when it is considered to have surrendered control of such receivables under the provisions of ASU 2009-16, "Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets." Cash payments made to the Company's finance joint ventures for sales incentive discounts provided to dealers related to outstanding accounts receivables sold are recorded within "Accrued expenses" within the Company's Consolidated Balance Sheets.

Inventories

Inventories are valued at the lower of cost or net realizable value, using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Goodwill, Other Intangible Assets and Long-Lived Assets

The Company tests goodwill for impairment, at the reporting unit level, annually as of October 1st or more frequently when events or circumstances indicate that the fair value of a reporting unit is more likely than not less than its carrying value. A reporting unit is an operating segment or one level below an operating segment, for example, a component. The Company combines and aggregates two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. The Company's reportable segments are not its reporting units.

Goodwill is evaluated for impairment using a qualitative assessment or a quantitative assessment. If the Company elects to perform a qualitative assessment and determines the fair value of a reporting unit more likely than not exceeds the carrying value of the reporting unit's net assets, no further evaluation is necessary. For reporting units where the Company performs a quantitative assessment, it compares the fair value of each reporting unit to its respective carrying value of net assets, including goodwill. If the fair value of the reporting unit exceeds its carrying value of net assets, the goodwill is not considered impaired. If the carrying value of net assets is higher than the fair value of the reporting unit, an impairment charge is recorded in the amount by which the carrying value exceeds the reporting unit's fair value.

For the quantitative impairment assessment, the Company may utilize one or a combination of valuation techniques. A discounted cash flow model (income approach) is used whereby the present value of future expected operating net cash flows are calculated using a discount rate; and a guideline public company method (market approach) is used, whereby EBITDA and/or revenue multiples are derived from the market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

The Company reviews its long-lived assets, which include intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation for recoverability is performed at a level where independent cash flows may be attributed to either an asset or asset group. If the Company determines that the carrying amount of an asset or asset group is not recoverable based on the expected undiscounted future cash flows of the asset or asset group, an impairment loss is recorded equal to the excess of the carrying amounts over the estimated fair value of the long-lived assets. Estimates of future cash flows are based on many factors, including current operating results, expected market trends and competitive influences. The Company also evaluates the amortization or depreciation periods assigned to its long-lived assets to determine whether events or changes in circumstances warrant revised estimates of useful lives. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

The annual impairment tests completed as of October 1, 2024 indicated the fair value of each of the Company's reporting units was above its respective carrying value except for the PTx Trimble North America reporting unit, which is part of the North America operating segment. Based on the results of the impairment test, the Company recorded an impairment charge of $351.0 million. The Company completed the PTx Trimble joint venture transaction on April 1, 2024. Since that date, the near-term outlook of the reporting unit has deteriorated, driven by weak industry demand and lower market penetration. These conditions led to downward revisions of the Company's forecasts of earnings which resulted in the impairment charge. We estimated the fair value of the reporting unit using an income approach. The most critical assumptions used in the calculation of the fair value of the reporting unit were the forecasted revenue growth and the discount rate.

The results of our goodwill impairment analyses conducted as of October 1, 2023 and 2022 indicated that no impairment existed and no reduction in the carrying amount of goodwill was required. The Company's accumulated goodwill impairment is approximately $708.2 million related to impairment charges the Company recorded during 2024 related to the PTx Trimble business in North America as noted above and in 2019, 2012 and 2006 pertaining to its grain storage and protein production systems business in Europe/Middle East, its Chinese harvesting reporting unit and its former sprayer reporting unit, respectively. The Company's former grain storage and protein production systems Europe/Middle East reporting unit operated within the Europe/Middle East geographical reportable segment. The Chinese harvesting business operates within the Asia/Pacific/Africa geographical reportable segment and the former sprayer reporting unit operated within the North American geographical reportable segment.

The Company amortizes certain acquired identifiable intangible assets primarily on a straight-line basis over their estimated useful lives, which range from four to 50 years. The acquired intangible assets have a weighted average useful life as follows:

Intangible Assets	Weighted-Average Useful Life
Patents and technology	13 years
Customer relationships	16 years
Trademarks and trade names	22 years
Other	13 years

The Company has previously determined that two of its trademarks have an indefinite useful life. The Massey Ferguson trademark has been in existence since 1952 and was formed from the merger of Massey-Harris (established in the 1890's) and Ferguson (established in the 1930's). The Company also has identified the Valtra trademark as an indefinite-lived asset. The Valtra trademark has been in existence since the late 1990's, but is a derivative of the Valmet trademark which has been in existence since 1951. The Valmet name transitioned to the Valtra name over a period of time in the marketplace. Both the Massey Ferguson brand and the Valtra brand are primary product lines of the Company's business, and the Company plans to use these trademarks for an indefinite period of time. The Company plans to continue to make investments in product development to enhance the value of these brands into the future. There are no legal, regulatory, contractual, competitive, economic or other factors that the Company is aware of or that the Company believes would limit the useful lives of the trademarks. The Massey Ferguson and Valtra trademark registrations can be renewed at a nominal cost in the countries in which the Company operates.

Revenue

The Company accounts for revenue recognition pursuant to ASU 2014-09, "Revenue from Contracts with Customers." Revenue is recognized when the Company satisfies the performance obligation by transferring control over goods or services to a dealer, distributor or other customer. The amount of revenue recognized is measured as the consideration the Company expects to receive in exchange for those goods or services pursuant to a contract with the customer. A contract exists once the Company receives and accepts a purchase order under a dealer sales agreement, or once the Company enters into a contract with an end user. The Company does not recognize revenue in cases where collectability is not probable, and defers the recognition until collection is probable or payment is received.

The Company generates revenue from the manufacture and distribution of agricultural equipment and replacement parts. Sales of equipment and replacement parts, which represent a majority of the Company's net sales, are recorded by the Company at the point in time when title and control have been transferred to an independent dealer, distributor or other customer. Title generally passes to the dealer or distributor upon shipment or specified delivery, and the risk of loss upon damage, theft or destruction of the equipment is the responsibility of the dealer, distributor or designated third-party carrier. The Company believes control passes and the performance obligation is satisfied at the point of the stated shipping or delivery term with respect to such sales.

As previously discussed, the amount of consideration the Company receives and the revenue recognized varies with certain sales incentives the Company offers to dealers and distributors. Estimates for sales incentives are made at the time of sale for expected incentive programs using the expected value method. These estimates are revised in the event of subsequent modification to the incentive program. All incentive programs are recorded and presented as a reduction of revenue, due to the fact that the Company does not receive a distinct good or service in exchange for the consideration provided.

Dealers or distributors may not return equipment or replacement parts while their contract with the Company is in force, except for under established promotional and annual replacement parts return programs. At the time of sale, the Company estimates the amount of returns based on the terms of promotional and annual return programs and anticipated returns in the future.

Sales and other related taxes are excluded from the transaction price. Shipping and handling costs associated with freight activities after the customer has obtained control are accounted for as fulfillment costs and are expensed at the time revenue is recognized in "Cost of goods sold" and "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations.

As afforded under the practical expedient in ASU 2014-09, the Company does not adjust the amount of revenue to be recognized under a contract with a dealer, distributor or other customer for the time value of money when the difference between the receipt of payment and the recognition of revenue is less than one year.

Although substantially all revenue is recognized at a point in time, a relatively insignificant amount of revenue is recognized on an "over time" basis as discussed below. The Company recognizes revenue "over time" with respect to extended warranty and maintenance contracts, certain precision technology services and subscriptions and certain installation revenue associated with the sale of grain storage and production systems. Extended warranty and maintenance services contracts and precision technology services and subscriptions generally have contract durations of more than 12 months. Generally, almost all of the grain storage and protein production systems contracts with customers that relate to "over time" revenue recognition have contract durations of less than 12 months.

Extended Warranty Contracts. The Company sells separately priced extended warranty contracts and maintenance contracts, which extends coverage beyond the base warranty period, or covers maintenance over a specified period. Revenue is recognized for the extended warranty contract on a straight-line basis, which the Company believes approximates the costs expected to be incurred in satisfying the obligations, over the extended warranty period. The extended warranty period for the majority of products ranges from three to five years. When payment is received in advance of the performance obligation being satisfied, or when a portion of the overall transaction price is allocated to the extended warranty offered at no cost, revenue is deferred at contract inception and a contract liability is recognized.

Precision Technology Services Revenue. The Company sells precision technology products, services and subscriptions individually (standalone) or in bundled packages. When a bundled package of technology products (hardware), services and/or subscriptions is sold, the portion of the consideration received related to the services and subscription components is recognized over time as the Company satisfies the future performance obligations. Revenue is recognized for the hardware component when control is transferred to the dealer or distributor. When payment is received in advance of the performance obligation being satisfied, or when a portion of the overall transaction price is allocated to a subscription, revenue is deferred at contract inception and a contract liability is recognized. The revenue associated with the performance obligations related to precision technology services and subscriptions is not significant. The costs of the software directly associated with the installation and functionality of precision technology products and services, including amortization and hosting costs, are reflected within "Cost of goods sold" and "Engineering expenses" within the Company's Consolidated Statements of Operations.

Grain Storage and Protein Production Systems Installation Revenue. In certain countries, the Company sells grain storage and protein production systems where the Company is responsible for construction and installation, and the sale is contingent upon customer acceptance. Under these conditions, the revenues are recognized over the term of the contract when the Company can objectively determine control has been transferred to the customer in accordance with agreed-upon specifications in the contract. For these contracts, the Company may be entitled to receive an advance payment, which is recognized as a contract liability for the amount in excess of the revenue recognized. The Company uses the input method using costs incurred to date relative to total estimated costs at completion to measure the progress toward satisfaction of the performance obligation. Revenues are recorded proportionally as costs are incurred. Costs include labor, material and overhead. The estimation of the progress toward completion is subject to various assumptions. As part of the estimation process, the Company reviews the length of time to complete the performance obligation, the cost of materials and labor productivity. If a significant change in one of the assumptions occurs, then the Company will recognize an adjustment under the cumulative catch-up method and the impact of the adjustment on the revenue recorded to date is recognized in the period the adjustment is identified.

Refer to Note 24 for additional information regarding the Company's sources of revenue and associated contract liabilities and performance obligations.

Research and Development Expenses

Research and development expenses are expensed as incurred and are included in "Engineering expenses" in the Company's Consolidated Statements of Operations. Research and development expenses for the years ended December 31, 2024, 2023 and 2022 totaled approximately $381.3 million, $420.9 million and $315.4 million, respectively.

Advertising Costs

The Company expenses all advertising costs as incurred. Cooperative advertising costs normally are expensed at the time the revenue is earned. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 totaled approximately $53.4 million, $56.4 million and $50.9 million, respectively.

Shipping and Handling Expenses

All shipping and handling fees charged to customers are included as a component of net sales, and are associated with freight activities after the customer has obtained control. Shipping and handling costs are accounted for as fulfillment costs and are expensed at the time revenue is recognized within "Cost of goods sold," with the exception of certain handling costs included in "Selling, general and administrative expenses" in the amount of $54.5 million, $52.2 million and $48.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Interest Expense, Net

Interest expense, net for the years ended December 31, 2024, 2023 and 2022 consisted of the following (in millions):

	2024	2023	2022
Interest expense	$ 159.3	$ 68.8	$ 46.0
Interest income	(66.3)	(64.2)	(33.0)
	$ 93.0	$ 4.6	$ 13.0

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period of the enactment date. See Note 19 for additional information regarding the Company's income taxes.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss), defined as the total of net income (loss) and all other non-owner changes in equity, and the components thereof in its Consolidated Statements of Stockholders' Equity and Consolidated Statements of Comprehensive Income (Loss). The components of other comprehensive income (loss) and the related tax effects for the years ended December 31, 2024, 2023 and 2022 are as follows (in millions):

	AGCO Corporation			Redeemable and Nonredeemable Noncontrolling Interests
	2024			**2024**
	Before-tax Amount	**Income Taxes**	**After-tax Amount**	**After-tax Amount**
Defined pension and postretirement benefit plans	$ 26.7	$ (6.9)	$ 19.8	$ —
Deferred gains and losses on derivatives	13.0	(3.3)	9.7	—
Foreign currency translation adjustments	(224.3)	—	(224.3)	(2.3)
Total components of other comprehensive loss	$ (184.6)	$ (10.2)	$ (194.8)	$ (2.3)

	AGCO Corporation			Noncontrolling Interests
	2023			**2023**
	Before-tax Amount	**Income Taxes**	**After-tax Amount**	**After-tax Amount**
Defined pension and postretirement benefit plans	$ (10.0)	$ 2.6	$ (7.4)	$ —
Deferred gains and losses on derivatives	(0.3)	0.4	0.1	—
Foreign currency translation adjustments	102.3	—	102.3	—
Total components of other comprehensive income	$ 92.0	$ 3.0	$ 95.0	$ —

	AGCO Corporation			Noncontrolling Interests
	2022			**2022**
	Before-tax Amount	**Income Taxes**	**After-tax Amount**	**After-tax Amount**
Defined pension and postretirement benefit plans	$ (2.0)	$ 1.2	$ (0.8)	$ —
Deferred gains and losses on derivatives	(0.5)	—	(0.5)	—
Foreign currency translation adjustments	(30.9)	—	(30.9)	0.9
Total components of other comprehensive loss	$ (33.4)	$ 1.2	$ (32.2)	$ 0.9

Derivatives

The Company uses derivative and non-derivative instruments to manage its exposure to market risks, such as changes in foreign currency exchange rates, commodity prices and interest rates. The Company does not enter into derivative transactions for speculative purposes. The Company's derivative instruments are recognized as either assets or liabilities on the Consolidated Balance Sheets and measured at fair value. The accounting for changes in the fair value of each derivative financial instrument depends on whether it has been designated and qualifies as an accounting hedge, as well as the type of hedging relationship identified. See Note 14 for additional information regarding the Company's derivative instruments and hedging activities.

Leases

The Company leases certain land, buildings, machinery, equipment, vehicles and office and computer equipment under finance and operating leases. The Company accounts for these leases pursuant to ASU 2016-02, "Leases". Under the standard, lessees are required to record an asset (a right-of-use "ROU" asset or finance lease asset) and a lease liability. ROU assets represent the Company's right to use an underlying asset during the lease term while lease liabilities represent the Company's obligation to make lease payments during the lease term. The standard allows for two types of leases for income statement recognition purposes: operating leases and finance leases. Operating leases result in the recognition of a single lease expense on a straight-line basis over the lease term whereas finance leases result in an accelerated expense. ASU 2016-02 also contains guidance regarding the identification of embedded leases in service and supply contracts, as well as the identification of lease and nonlease components of an arrangement. All leases greater than 12 months result in the recognition of an ROU asset and liability at the lease commencement date based on the present value of the lease payments over the lease term. The present value of the lease payments is calculated using the applicable weighted-average discount rate. The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated using the currency denomination of the lease, the contractual lease term and the Company's applicable borrowing rate.

The Company does not recognize an ROU asset or lease liability with respect to operating leases with an initial term of 12 months or less and recognizes expense on such leases on a straight-line basis over the lease term. The Company accounts for lease components separately from nonlease components other than for real estate and office equipment. The Company evaluates its supplier agreements for the existence of leases and determined these leases comprised an insignificant portion of its supplier agreements. As such, these leases were not material to the Company's Consolidated Balance Sheets. The Company has certain leases that contain one or more options to terminate or renew that can extend the lease term up to 13 years. Options that the company is reasonably certain to exercise are included in the lease term. The depreciable life of ROU assets and leasehold improvements are limited by the expected lease term. The Company has certain lease agreements that include variable rental payments that are adjusted periodically for inflation based on the index rate as defined by the applicable government authority. Generally, the Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires measurement and recognition of expected versus incurred credit losses for financial assets. In November 2019, the FASB issued ASU 2019-10, "Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates," which delays the effective date of ASU 2016-13 for smaller reporting companies and other non-SEC reporting entities. This delay applies to the Company's equity method finance joint ventures, which were required to adopt ASU 2016-13 for annual periods beginning after December 15, 2022 and interim periods within those annual periods. The standard, and its subsequent modification, impacts the results of operations and financial condition of the Company's finance joint ventures. For the adoption of the standard by the Company's finance joint ventures on January 1, 2023 under the modified retrospective approach, the Company recognized the cumulative effect of ASU 2016-13 as an adjustment to the opening balance of stockholders' equity as of January 1, 2023 within "Retained earnings." The cumulative effect was a reduction of approximately $5.5 million.

In September 2022, the FASB issued ASU 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations." The new standard requires that a buyer in a supplier finance program disclose sufficient information about the key terms of the program, the amount of outstanding confirmed obligations at period end, where the obligations are presented in the balance sheet, and a rollforward of the obligations during the annual period. This guidance was effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the rollforward, which is effective for fiscal years beginning after December 15, 2023. The adoption of ASU 2022-04 resulted in disclosure of the Company's supplier financing programs. Refer to Note 11 for further details.

The Company has adopted ASU 2021-08, "Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," effective for fiscal years beginning after December 15, 2022, which did not have a material impact on the Company's results of operations, financial condition or cash flows but may impact future acquisitions.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements and requires entities to disclose its significant segment expense categories and amounts for each reportable segment. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the new standard effective December 31, 2024. Refer to Note 25 for further details.

New Accounting Pronouncements to be Adopted

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the consolidated financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The ASU will be applied prospectively with an option to simultaneously apply retrospectively. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

2.   ACQUISITIONS

On September 28, 2023, the Company entered into a Sale and Contribution Agreement among AGCO, Trimble Inc. ("Trimble") and PTx Trimble, LLC ("PTx Trimble" or the "Joint Venture"), formerly known as Trimble Solutions, LLC, which was subsequently amended and restated on March 31, 2024. On April 1, 2024, pursuant to the terms of an Amended and Restated Sale and Contribution Agreement (the "Agreement"), AGCO and Trimble completed (i) the contribution by Trimble to the Joint Venture of Trimble's OneAg business ("OneAg"), which is Trimble's agricultural business, excluding certain Global Navigation Satellite System and guidance technologies, and $8.1 million of cash, (ii) the contribution by AGCO to the Joint Venture of its interest in JCA Industries, LLC d/b/a JCA Technologies and $46.0 million of cash, and (iii) the purchase by AGCO from Trimble of membership interests in the Joint Venture in exchange for the payment by AGCO to Trimble of $1,954.0 million in cash, subject to customary working capital and other adjustments. Immediately following the closing and as a result of the transaction, AGCO directly and indirectly owns an 85% interest in the Joint Venture and Trimble owns a 15% interest in the Joint Venture. The purchase price was funded using net proceeds from the issuance of Senior Notes due 2027 and 2034, a term loan facility and the remainder through other borrowings and cash on hand. Refer to Note 12 for further information. AGCO began consolidating PTx Trimble within its consolidated financial statements on April 1, 2024.

The Company is accounting for the Joint Venture transaction as a business combination using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recorded at their acquisition date fair value. The Company allocated the purchase price of the acquisition to identified assets acquired, liabilities assumed, and noncontrolling interests based on their estimated fair values as of the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The Company calculated the fair value of the assets acquired using the income, market or cost approach (or a combination thereof). Fair values of certain assets were determined based on Level 3 inputs, including estimated future cash flows, discount rates, royalty rates, growth rates and sales projections, all of which require significant management judgment and are susceptible to change. Measurement period adjustments were made to the previously disclosed preliminary fair values of developed technologies, trade name, customer relationships, deferred taxes and redeemable noncontrolling interests as a result of updated valuations resulting in an increase of intangible assets of $174.5 million, deferred taxes of $14.0 million, redeemable noncontrolling interests of $22.9 million and decrease in goodwill of $139.1 million. The goodwill consists of expected future economic benefits that will arise from expected future product sales, operating efficiencies and sales channel synergies that may result from the Joint Venture. The Company expects that the portion of the goodwill balance allocated to the US business will be deductible for tax purposes, and the goodwill allocated to the Joint Venture's investments in foreign subsidiaries, primarily in Germany and France, will not be deductible for tax purposes. The goodwill arising from the Joint Venture has been assigned to four new reporting units within our North America, South America, Europe/Middle East and

Asia/Pacific/Africa operating segments. Refer to Note 6 for the carrying amounts of goodwill by segment as of December 31, 2024.

The purchase consideration transferred consisted of the following (in millions):

	Purchase Consideration
Total cash consideration for OneAg	$ 1,954.0
Working capital and other adjustments	(47.1)
Equity transaction associated with JCA noncontrolling interest (a)	3.1
Total purchase consideration	$ 1,910.0

(a) Equity transaction associated with JCA noncontrolling interest

The transfer of the 15% interest in AGCO's JCA business is accounted for as an equity transaction. The adjustment to additional paid-in-capital represents the excess of the fair value of the JCA business transferred over its historical carrying amount. The fair value of the JCA business was determined using a discounted cash flow model.

The fair values of the assets acquired, liabilities assumed and noncontrolling interests as of the acquisition date are presented in the following table (in millions):

	As of April 1, 2024
Cash	$ 6.3
Accounts receivable	12.3
Inventories	62.6
Other current assets	6.0
Property, plant and equipment	21.6
Deferred tax assets	0.1
Right-of-use lease assets	2.4
Other assets (non-current)	0.1
Intangible assets	624.6
Goodwill	1,592.2
Total assets acquired	$ 2,328.2
Accounts payable	$ 5.8
Accrued expenses	11.2
Other current liabilities	14.0
Operating lease liabilities	1.6
Deferred tax liabilities	18.0
Other noncurrent liabilities	12.5
Total liabilities assumed	$ 63.1
Redeemable noncontrolling interests (b)	$ 355.1
Net assets acquired	$ 1,910.0

(b) Redeemable noncontrolling interests

Trimble has a put option to sell its noncontrolling interests to the Company, and the Company has a call option to redeem Trimble's noncontrolling interests. The first exercisable date of both the put and call options is April 1, 2027. The put and call options prices are based on multiples of EBITDA, subject to the terms of the Agreement. We estimated the fair value of the put and call options using a Monte Carlo simulation along with a Black Scholes model assuming an exercise date of three years from the close of the transaction, the first allowable exercise date. We evaluated the put and call options for the redeemable noncontrolling interests under ASC 480, Distinguishing Liabilities from Equity, and classified the redeemable noncontrolling interests as mezzanine equity based on its redemption features. The amount of the net income or loss attributable to the redeemable noncontrolling interests is recorded in "Net loss attributable to noncontrolling interests" within the Company's Consolidated Statements of Operations. To the extent the redemption value exceeds the initial fair value recorded, the Company will recognize the entire change in the redemption amount each reporting period in retained earnings.

The acquired identifiable intangible assets of OneAg as of the date of the acquisition are summarized in the following table (in millions):

	Fair Value	Useful Life[1]
Developed Technology	$ 526.0	7 - 15 years
Customer Relationships	47.3	20 years
Trade name	6.5	5 years
Favorable contracts	44.8	2 - 7 years
	$ 624.6	

_____

[1] Based on available information and certain assumptions that we believe are reasonable.

The following unaudited pro forma financial information presents the consolidated results of operations as if the OneAg acquisition had occurred on January 1, 2023. OneAg's pre-acquisition results have been added to the Company's historical results. The pro forma results (in millions) contained in the table below include adjustments for (i) the elimination of sales between the Company and OneAg, (ii) amortization of acquired intangible assets (iii) interest expense and amortization of debt issuance costs related to borrowings under the Senior Notes due 2027 and 2034 and term loan facility and (iv) transaction-related costs as if these had been incurred on January 1, 2023 for the periods ending December 31, 2023 and 2024, respectively.

	Years Ended December 31,	
	2024	2023
Unaudited Consolidated Pro Forma Results		
Net sales	$ 11,745.3	$ 14,895.7
Net income (loss) attributable to AGCO Corporation	(423.8)	1,119.7

These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations as they would have been had the acquisitions occurred on the assumed dates, nor are they necessarily an indication of future operating results.

The amounts of PTx Trimble's net sales and net loss attributable to AGCO Corporation consolidated by the Company since the acquisition date were $171.3 million and $350.9 million, respectively.

During the years ended December 31, 2024 and 2023, transaction-related costs of approximately $23.1 million and $16.0 million were expensed as incurred to "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations, respectively.

3.   **BUSINESS DIVESTITURE**

On July 25, 2024, the Company entered into a Stock and Asset Purchase Agreement to sell the majority of its Grain & Protein ("G&P") business, which includes the GSI®, Automated Production® (AP), Cumberland®, Cimbria® and Tecno® brands for a purchase price of $700.0 million, subject to customary working capital and other adjustments. On November 1, 2024, the Company completed the sale of the G&P business to A-AG Holdco Limited, an affiliate of American Industrial Partners. The Company previously classified the G&P business as held for sale as of June 30, 2024. The Company determined the sale of the G&P business did not represent a strategic shift that had or will have a major effect on the consolidated results of operations, and therefore results of this business were not classified as discontinued operations. The results of the G&P business through the date of the divestiture are included within our North America, South America, Europe/Middle East and Asia/Pacific/Africa segments. The Company received net proceeds of $630.7 million and recognized a loss on the sale of business of $507.3 million, which is included within "Loss on sale of business" in the Company's Consolidated Statements of Operations. The loss on sale of business includes $93.6 million of cumulative translation adjustment losses representing amounts previously recorded in accumulated other comprehensive loss. The proceeds from the sale were used to repay the Term Loan Facility and reduce borrowings under the Credit Facility. Refer to Note 12 for further information.

The major categories of divested assets and liabilities as of the date of the divestiture were as follows (in millions):

Assets divested		
Cash and cash equivalents	$	25.0
Accounts and notes receivable, net		170.2
Inventories, net		171.6
Other current assets		21.6
Total current assets		388.4
Property, plant and equipment, net		101.8
Right-of-use lease assets		15.2
Other assets		16.5
Intangible assets, net		113.7
Goodwill		203.6
Total assets	$	839.2
Liabilities divested		
Accounts payable	$	90.4
Accrued expenses		98.4
Other current liabilities		54.7
Total current liabilities		243.5
Deferred tax liabilities		8.3
Operating lease liabilities		10.5
Other noncurrent liabilities		5.2
Total liabilities	$	267.5
Disposal group, net	$	571.7

4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment, net at December 31, 2024 and 2023 consisted of the following (in millions):

	2024	2023
Land	$ 141.8	$ 154.0
Buildings and improvements	998.3	1,042.5
Machinery and equipment	2,916.4	3,178.9
Furniture and fixtures	206.6	210.7
Gross property, plant and equipment	4,263.1	4,586.1
Accumulated depreciation and amortization	(2,444.5)	(2,665.2)
Property, plant and equipment, net	$ 1,818.6	$ 1,920.9

5. ACCOUNTS RECEIVABLE SALES AGREEMENTS

The Company has accounts receivable sales agreements that permit the sale, on an ongoing basis, of a majority of its wholesale receivables in North America, Europe and Brazil to its U.S., Canadian, European and Brazilian finance joint ventures. The cash received from receivables sold under the U.S., Canadian, European and Brazilian accounts receivable sales agreements that remain outstanding as of December 31, 2024 and 2023 was approximately $2.3 billion and $2.5 billion, respectively.

Under the terms of the accounts receivable sales agreements in the U.S., Canada, Europe and Brazil, the Company pays an annual fee to its finance joint ventures related to the servicing of the receivables sold. The Company also pays the respective AGCO Finance entities a subsidized interest payment with respect to the accounts receivable sales agreements, calculated based upon the interest rate charged by Rabobank to its affiliate, and such affiliate then lends to the AGCO Finance entities plus an agreed-upon margin. These fees are reflected within losses on the sales of receivables included within "Other expense, net" in the Company's Consolidated Statements of Operations. The Company does not service the receivables after the sale occurs and does not maintain any direct retained interest in the receivables. The Company reviewed its accounting for the accounts receivable sales agreements and determined that receivables sold under these agreements should be accounted for as off-balance sheet transactions.

In addition, the Company sells certain trade receivables under factoring arrangements to other financial institutions around the world. The cash received from trade receivables sold under factoring arrangements that remain outstanding as of December 31, 2024 and 2023 was approximately $220.5 million and $254.1 million, respectively. Under these arrangements, the Company is required to continue to service the sold receivables at market rates. The Company does not maintain any direct retained interest in the receivables. The Company reviewed its accounting for the accounts receivable sales agreements and determined that receivables sold under these agreements should be accounted for as off-balance sheet transactions.

Losses on sales of receivables associated with the accounts receivable sales agreements discussed above, reflected within "Other expense, net" in the Company's Consolidated Statements of Operations, were approximately $118.2 million, $148.4 million and $71.1 million during 2024, 2023 and 2022, respectively.

The Company's finance joint ventures in Europe, Brazil and Australia also provide wholesale financing directly to the Company's dealers. As of December 31, 2024 and 2023, these finance joint ventures had approximately $139.2 million and $211.3 million, respectively, of outstanding accounts receivable associated with these arrangements.

In certain foreign countries, the Company invoices its finance joint ventures directly and the finance joint ventures retain a form of title to the goods delivered to dealers until the dealer makes payment so that the finance joint ventures can recover the goods in the event of dealer or end customer default on payment. This occurs as the laws of some foreign countries do not provide for a seller's retention of a security interest in goods in the same manner as established in the United States Uniform Commercial Code. The only right the finance joint ventures retain with respect to the title are those enabling recovery of the goods in the event of customer default on payment. The dealer or distributor may not return equipment or replacement parts to the Company while its contract with the finance joint venture is in force, and can only return the equipment to the retail finance joint venture with penalties that would generally not make it economically beneficial to do so.

6.   **GOODWILL AND OTHER INTANGIBLE ASSETS**

Changes in the carrying amount of goodwill during the years ended December 31, 2024, 2023 and 2022 are summarized as follows (in millions):

	North America	South America	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated
Balance as of December 31, 2022	$ 667.3	$ 86.0	$ 444.3	$ 113.2	$ 1,310.8
Foreign currency translation	0.9	7.5	14.2	—	22.6
Balance as of December 31, 2023	668.2	93.5	458.5	113.2	1,333.4
Acquisitions	955.6	32.5	592.4	20.4	1,600.9
Divestiture[1]	(523.9)	(12.4)	(61.4)	(113.2)	(710.9)
Impairment charge	(354.1)	—	—	—	(354.1)
Foreign currency translation	(3.0)	(18.7)	(27.2)	—	(48.9)
Balance as of December 31, 2024	$ 742.8	$ 94.9	$ 962.3	$ 20.4	$ 1,820.4

_____

[1]   Divestiture resulting from the Company's sale of the majority of the G&P business, $507.3 million is included within "Loss on sale of business" in the Company's Consolidated Statements of Operations and $203.6 million was divested. Refer to Note 3 for additional information.

Changes in the carrying amount of acquired intangible assets during 2024 and 2023 are summarized as follows (in millions):

Gross Carrying Amounts	Trademarks and Trade Names	Customer Relationships	Patents and Technology	Other	Total
Balance as of December 31, 2022	$ 191.8	$ 574.5	$ 150.6	$ 6.5	$ 923.4
Impairment charge	—	—	(5.1)	—	(5.1)
Foreign currency translation	2.5	6.2	2.7	(0.2)	11.2
Balance as of December 31, 2023	194.3	580.7	148.2	6.3	929.5
Acquisitions	6.5	47.3	526.0	44.8	624.6
Divestiture	(122.7)	(434.4)	(59.2)	—	(616.3)
Foreign currency translation	(3.0)	(14.5)	(10.3)	(0.2)	(28.0)
Balance as of December 31, 2024	$ 75.1	$ 179.1	$ 604.7	$ 50.9	$ 909.8

Accumulated Amortization	Trademarks and Trade Names	Customer Relationships	Patents and Technology	Other	Total
Balance as of December 31, 2022	$ 103.3	$ 440.8	$ 101.5	$ 1.6	$ 647.2
Amortization expense	10.0	36.8	10.8	0.1	57.7
Impairment charge	—	—	(1.0)	—	(1.0)
Foreign currency translation	1.2	5.8	2.0	—	9.0
Balance as of December 31, 2023	114.5	483.4	113.3	1.7	712.9
Amortization expense	7.4	23.0	37.2	13.4	81.0
Divestiture	(74.2)	(383.7)	(49.3)	—	(507.2)
Foreign currency translation	(2.1)	(13.1)	(6.2)	(0.2)	(21.6)
Balance as of December 31, 2024	$ 45.6	$ 109.6	$ 95.0	$ 14.9	$ 265.1

Indefinite-Lived Intangible Assets	Trademarks and Trade Names
Balance as of December 31, 2022	$ 84.8
Foreign currency translation	1.1
Balance as of December 31, 2023	85.9
Foreign currency translation	(2.1)
Balance as of December 31, 2024	$ 83.8

For the years ended December 31, 2024, 2023 and 2022, amortization expense related to acquired intangible assets was $81.0 million, $57.7 million and $60.1 million, respectively. The Company estimates amortization of existing intangible assets will be $61.3 million in 2025, $61.0 million in 2026, $58.9 million in 2027, $57.0 million in 2028, and $54.3 million in 2029. External-use software, net, developed by the Company and marketed externally, was approximately $0.4 million and $6.3 million as of December 31, 2024 and 2023, respectively, and classified within "Intangible assets, net." Additionally, $4.6 million of external-use software, net was divested as part of the sale of the majority of the Company's G&P business.

7.   **ACCRUED EXPENSES**

Accrued expenses at December 31, 2024 and 2023 consisted of the following (in millions):

	2024	2023
Reserve for volume discounts and sales incentives	$ 961.1	$ 953.6
Warranty reserves	598.7	679.9
Accrued employee compensation and benefits	245.0	454.8
Accrued taxes	239.5	401.2
Accrued restructuring expenses	125.2	6.4
Other	300.1	407.9
Balance at the end of the year	$ 2,469.6	$ 2,903.8

8.   **INVENTORIES**

Inventories, net at December 31, 2024 and 2023 were as follows (in millions):

	2024	2023
Finished goods	$ 1,187.9	$ 1,460.7
Repair and replacement parts	754.6	823.1
Work in process	170.0	255.2
Raw materials	618.8	901.7
Inventories, net	$ 2,731.3	$ 3,440.7

At December 31, 2024 and 2023, the Company had recorded $251.1 million and $238.9 million, respectively, as a reserve for surplus and obsolete inventories. These reserves are reflected within "Inventories, net" within the Company's Consolidated Balance Sheets.

9.   **PRODUCT WARRANTY**

The warranty reserve activity for the years ended December 31, 2024, 2023 and 2022, including deferred revenue associated with the Company's extended warranties that have been sold, was as follows (in millions):

	2024	2023	2022
Balance at beginning of the year	$ 800.8	$ 640.0	$ 592.5
Acquisitions	4.1	—	—
Accruals for warranties issued	396.3	464.9	338.8
Settlements made and deferred revenue recognized	(401.0)	(328.7)	(261.7)
Divestiture	(6.2)	—	—
Foreign currency translation	(51.0)	24.6	(29.6)
Balance at the end of the year	$ 743.0	$ 800.8	$ 640.0

The Company's agricultural equipment products generally are under warranty against defects in materials and workmanship for a period of one to four years. The Company accrues for future warranty costs at the time of sale based on historical warranty experience. The Company's extended warranty period for the majority of products ranges from three to five years. Revenue is recognized for the extended warranty contracts on a straight-line basis, which the Company believes approximates the costs expected to be incurred in satisfying the obligations, over the extended warranty period. Approximately $598.7 million and $679.9 million of warranty reserves are included in "Accrued expenses" in the Company's Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively. Approximately $144.3 million and $120.9 million of warranty reserves are included in "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.

The Company recognizes potential recoveries of the costs associated with warranties it provides when the collection is probable. When specifics of the recovery have been agreed upon with the Company's suppliers through the confirmation of liability for the recovery, the Company records the recovery within "Accounts and notes receivable, net" in the Company's Consolidated Balance Sheets. Estimates of the amount of warranty claim recoveries to be received from the Company's suppliers based upon contractual supplier arrangements are recorded within "Other current assets" in the Company's Consolidated Balance Sheets.

10.   INVESTMENTS IN AFFILIATES

Investments in affiliates as of December 31, 2024 and 2023 were as follows (in millions):

		2024		2023
Finance joint ventures	$	471.4	$	464.3
Manufacturing joint ventures		31.4		30.6
Other affiliates		16.8		17.8
	$	519.6	$	512.7

The Company's finance joint ventures provide retail financing and wholesale financing to its dealers. The majority of the assets of the Company's finance joint ventures represents finance receivables. The majority of the liabilities represents notes payable and accrued interest. Under the various joint venture agreements, Rabobank or its affiliates provide financing to the joint venture companies. AGCO has a 49% interest in the Company's finance joint ventures. Refer to Note 18 for further discussion of the Company's relationship with Rabobank.

The Company's manufacturing joint ventures consist of Groupement International De Mecanique Agricole SAS ("GIMA"), a joint venture with a third-party manufacturer to purchase, design and manufacture components for agricultural equipment in France, and CP GSI Machinery Co Ltd, a joint venture with a third-party manufacturer to manufacture protein production equipment in China. The other affiliates represent investments in farm equipment manufacturers, an electronic and software system manufacturer, precision agriculture technology providers, distributors and licensees.

The Company concluded it has significant influence over its finance and manufacturing joint ventures and accounted for these investments using the equity method of accounting.

The Company's equity in net earnings of affiliates for the years ended December 31, 2024, 2023 and 2022 were as follows (in millions):

		2024		2023		2022
Finance joint ventures	$	45.2	$	66.9	$	63.0
Manufacturing and other joint ventures		1.2		1.3		1.1
	$	46.4	$	68.2	$	64.1

Summarized combined financial information of the Company's finance joint ventures as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 were as follows (in millions):

		As of December 31,		
		2024		**2023**
Total assets	$	10,036.4	$	10,035.8
Total liabilities		9,074.3		9,088.3
Partners' equity		962.1		947.5

	For the Years Ended December 31,					
	2024		**2023**		**2022**	
Revenues	$	791.7	$	680.5	$	454.6
Costs		672.7		468.6		274.9
Income before income taxes	$	119.0	$	211.9	$	179.7

At December 31, 2024 and 2023, the Company's receivables from affiliates were approximately $32.0 million and $146.9 million, respectively. The receivables from affiliates are reflected within "Accounts and notes receivable, net" within the Company's Consolidated Balance Sheets.

The portion of the Company's retained earnings balance that represents undistributed retained earnings of equity method investees was approximately $461.2 million and $445.1 million as of December 31, 2024 and 2023, respectively. The Company received dividends from certain finance joint ventures of approximately $13.7 million and $28.9 million during 2024 and 2023, respectively. There were no returns on investment in excess of earnings in 2024 and 2023, respectively. During 2022, approximately $5.7 million of these dividends were a return of investment in excess of earnings related to a certain finance joint venture, and were included within "Sale of, distributions from (investments in) unconsolidated affiliates, net" within the Company's Consolidated Statements of Cash Flows. In addition, during the year ended December 31, 2022, the Company recorded a write-down of the investment in its Russian finance joint venture of approximately $4.8 million, reflected within "Equity in net earnings of affiliates" in the Consolidated Statements of Operations. The Russian finance joint venture was sold during the three months ended December 31, 2022.

11. SUPPLIER FINANCE PROGRAMS

The Company has supplier financing arrangements with certain banks or other intermediaries whereby a bank or intermediary purchases receivables held by the Company's suppliers. Under the program, suppliers have the option to be paid by the bank or intermediary earlier than the payment due date. When the supplier receives an early payment, they receive discounted amounts, and the Company pays the bank or intermediary the face amount of the invoice on the payment due date. The Company does not reimburse suppliers for any costs incurred for participation in the program. The Company and its suppliers agree on the contractual terms, including prices, quantities and payment terms, regardless of whether the supplier elects to participate in the supplier finance programs. The suppliers' voluntary inclusion in the supplier financing programs has no bearing on the Company's payment terms. The Company has no economic interest in a supplier's decision to participate in the programs, and the Company has no direct financial relationship with the banks or other intermediaries as it relates to the supplier finance programs. As of December 31, 2024, payment terms with the majority of the Company's suppliers are 30 to 180 days, which correspond to the contractual terms, with rates that are based on market rates (such as SOFR) plus a credit spread. There are no assets pledged as security under the programs. As of December 31, 2024 and 2023, the amounts outstanding that remain unpaid to the banks or other intermediaries totaled $50.6 million and $82.7 million, respectively, and are reflected in "Accounts payable" in the Company's Consolidated Balance Sheets.

The following table summarizes the activity of the Company's supplier finance programs during the year ended December 31, 2024 (in millions):

		2024
Balance at beginning of the year	$	82.7
Amounts added to the programs		282.5
Amounts settled under the programs		(314.6)
Balance at the end of the year	$	50.6

12.   INDEBTEDNESS

Long-term debt consisted of the following at December 31, 2024 and 2023 (in millions):

	December 31, 2024	December 31, 2023
Credit Facility, expires 2027	$ —	$ —
5.450% Senior notes due 2027	400.0	—
5.800% Senior notes due 2034	700.0	—
0.800% Senior notes due 2028	622.7	664.0
1.002% EIB Senior term loan due 2025	259.5	276.7
EIB Senior term loan due 2029	259.5	276.7
EIB Senior term loan due 2030	176.4	—
Senior term loans due between 2025 and 2028	152.0	162.1
Other long-term debt	—	3.1
Debt issuance costs	(12.0)	(3.1)
	2,558.1	1,379.5
Less:		
Current portion of other long-term debt	—	(2.3)
1.002% EIB Senior term loan due 2025	(259.5)	—
Senior term loans due 2025	(65.3)	—
Total long-term indebtedness	$ 2,233.3	$ 1,377.2

At December 31, 2024, the aggregate scheduled maturities of long-term debt, excluding the current portion of long-term debt, are as follows (in millions):

2026	$ 54.4
2027	396.5
2028	652.9
2029	259.2
Thereafter	870.3
	$ 2,233.3

Cash payments for interest were approximately $125.5 million, $60.5 million and $45.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Credit Facility and Term Loan Facility

In December 2022, the Company, certain of its subsidiaries and Rabobank, and other named lenders entered into an amendment to its credit facility providing for a $1.25 billion multi-currency unsecured revolving credit facility ("Credit Facility"), which replaced the Company's former $800.0 million multi-currency unsecured revolving credit facility. The amendment provided an additional $450.0 million in borrowing capacity. An initial borrowing under the credit facility was used to repay and retire a $240.0 million short-term multi-currency revolving credit facility with Rabobank that matured on March 31, 2023. The credit facility consists of a $325.0 million United States dollar tranche and a $925.0 million multi-currency tranche for loans denominated in United States Dollars, Euros or other currencies to be agreed upon. The credit facility matures on December 19, 2027. Interest accrues on amounts outstanding for any borrowings denominated in United States dollars, at the Company's option, at either (1) the Secured Overnight Financing Rate ("SOFR") plus 0.1% plus a margin ranging from 0.875% to 1.875% based on the Company's credit rating, or (2) the base rate, which is the highest of (i) the Prime Rate, (ii) the Federal Funds Effective Rate plus 0.5%, and (iii) Term SOFR for a one-month tenor plus 1.0%, plus a margin ranging from 0.000% to

0.875% based on the Company's credit rating. Interest accrues on amounts outstanding for any borrowings denominated in Euros at the Euro Interbank Offered Rate ("EURIBOR") plus a margin ranging from 0.875% to 1.875% based on the Company's credit rating. As of December 31, 2024, the Company had no outstanding borrowings under the revolving credit facility and had the ability to borrow $1,249.9 million.

In December 2023, the Company amended the Credit Facility to allow for incremental borrowings in the form of a delayed draw term loan facility in an aggregate principal amount of $250.0 million. In March 2024, the Company further amended the Credit Facility to increase this amount by $250.0 million, for an aggregate amount of $500.0 million ("Term Loan Facility"). The Company drew down the Term Loan Facility on March 28, 2024. Borrowings under the Term Loan Facility bear interest at the same rate and margin as the Credit Facility. The Term Loan Facility matures on December 19, 2027. On November 1, 2024, the Company repaid the $500.0 million outstanding under the Term Loan Facility utilizing proceeds from the sale of the majority of the Company's G&P business. Refer to Note 3 for further information.

Uncommitted Credit Facility

In June 2022, the Company entered into an uncommitted revolving credit facility that allows the Company to borrow up to €100.0 million (or approximately $103.8 million as of December 31, 2024). The credit facility expires on December 31, 2026. Any loans will bear interest at the EURIBOR plus a credit spread. As of December 31, 2024 and December 31, 2023, the Company had no outstanding borrowings under the revolving credit facility and had the ability to borrow €100.0 million (or approximately $103.8 million).

5.450% Senior Notes due 2027 and 5.800% Senior Notes due 2034

On March 21, 2024, the Company issued (i) $400.0 million aggregate principal amount of 5.450% Senior Notes due 2027 (the "2027 Notes") and (ii) $700.0 million aggregate principal amount of 5.800% Senior Notes due 2034 (the "2034 Notes", and together with the 2027 Notes, the "Notes"). The Notes are unsecured and guaranteed on a senior unsecured basis by AGCO International Holdings B.V., AGCO International GmbH and Massey Ferguson Corp., direct and indirect subsidiaries of the Company (collectively, the "Guarantors"). The 2027 Notes mature on March 21, 2027, and interest is payable semi-annually, in arrears, at 5.450%. The 2034 Notes mature on March 21, 2034, and interest is payable semi-annually, in arrears, at 5.800%. The Notes contain covenants restricting among other things, the incurrence of certain secured indebtedness.

Prior to February 21, 2027, in the case of the 2027 Notes, and December 21, 2033, in the case of the 2034 Notes, the Company may redeem the 2027 Notes and/or the 2034 Notes at its option, in whole or in part, at any time and from time to time, at the applicable "make-whole" redemption price (calculated as set forth in the Senior Note Indenture and First Supplemental Indenture and applicable series of the Notes). On or after February 21, 2027, in the case of the 2027 Notes, and December 21, 2033, in the case of the 2034 Notes, the Company may redeem the 2027 Notes or the 2034 Notes, as the case may be, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

0.800% Senior Notes Due 2028

On October 6, 2021, the Company issued €600.0 million (or approximately $622.7 million as of December 31, 2024) of senior notes at an issue price of 99.993%. The notes mature on October 6, 2028, and interest is payable annually, in arrears, at 0.800%. The senior notes contain covenants restricting, among other things, the incurrence of certain secured indebtedness. The senior notes are subject to both optional and mandatory redemption in certain events.

1.002% European Investment Bank ("EIB") Senior Term Loan Due 2025

On January 25, 2019, the Company borrowed €250.0 million (or approximately $259.5 million as of December 31, 2024) from the EIB. The loan matures on January 24, 2025. The Company is permitted to prepay the term loan before its maturity date. Interest is payable on the term loan at 1.002% per annum, payable semi-annually in arrears. Subsequent to December 31, 2024, on January 24, 2025, the Company repaid €250.0 million (or approximately $262.3 million) upon maturity of the EIB Senior term loan due 2025.

EIB Senior Term Loans due 2029 and 2030

On September 29, 2023, the Company entered into a multi-currency Finance Contract with the EIB permitting the Company to borrow up to €250.0 million to fund up to 50% of certain investments in research, development and innovation primarily in Germany, France and Finland during the period from 2023 through 2026. On October 26, 2023, the Company borrowed €250.0 million (or approximately $259.5 million as of December 31, 2024) under the arrangement. The loan matures on October 26, 2029. The loan generally can be prepaid at any time upon the election of the Company and must be prepaid upon the occurrence of certain events. Interest is payable on the term loan at 3.980% per annum, payable semi-annually in arrears. The Company also has to fulfill financial covenants with respect to a net leverage ratio and an interest coverage ratio.

On January 25, 2024, the Company entered into an additional multi-currency Finance Contract with the EIB permitting the Company to borrow up to €170.0 million, for which the proceeds will be used in a similar manner as described for the EIB Senior Term Loan due 2029 above. On February 15, 2024, the Company borrowed €170.0 million (or approximately $176.4 million as of December 31, 2024) under the arrangement. The loan matures on February 15, 2030. The loan generally can be prepaid at any time upon the election of the Company and must be prepaid upon the occurrence of certain events. Interest is payable on the term loan at 3.416% per annum, payable semi-annually in arrears. The Company also has to fulfill financial covenants with respect to a net leverage ratio and an interest coverage ratio.

Senior Term Loans Due Between 2025 and 2028

In October 2016, the Company borrowed an aggregate amount of €375.0 million through a group of seven related term loan agreements, and in August 2018, the Company borrowed an additional aggregate amount of €338.0 million through a group of another seven related term loan agreements. Of the 2016 term loans, the Company repaid an aggregate amount of €322.5 million in October 2019, October 2021, April 2022 and October 2023. Of the 2018 senior loans, the Company repaid an aggregate amount of €244.0 million in August 2021, February 2022, and August 2023.

In aggregate, as of December 31, 2024, the Company had indebtedness of €146.5 million (or approximately $152.0 million as of December 31, 2024) through a group of four remaining related term loan agreements. The provisions of the term loan agreements are substantially identical, with the exception of interest rate terms and maturities. As of December 31, 2024, for the term loans with a fixed interest rate, interest is payable in arrears on an annual basis, with interest rates ranging from 1.67% to 2.26% and maturity dates between August 2025 and August 2028. For the term loan with a floating interest rate, interest is payable in arrears on a semi-annual basis, with an interest rate based on the EURIBOR plus a margin of 1.10% and a maturity date of August 2025.

Bridge Facility

On September 28, 2023, the Company entered into a bridge facility commitment letter with Morgan Stanley pursuant to which Morgan Stanley committed to provide a $2.0 billion senior unsecured 364-day bridge facility (the "Bridge Facility"). The availability under the Bridge Facility was reduced to zero by certain permanent financing transactions including the net proceeds from the issuance of the Notes, the Company's entry into the Term Loan Facility and by amounts based on the Company's cash flow, and the Company terminated the Bridge Facility on March 25, 2024.

Other Short-Term Borrowings

As of December 31, 2024 and 2023, the Company had short-term borrowings due within one year, excluding the current portion of long-term debt, of approximately $90.4 million and $12.7 million, respectively.

Standby Letters of Credit and Similar Instruments

The Company has arrangements with various banks to issue standby letters of credit or similar instruments, which guarantee the Company's obligations for the purchase or sale of certain inventories and for potential claims exposure for insurance coverage. At December 31, 2024 and 2023, outstanding letters of credit totaled $13.2 million and $14.7 million, respectively.

13.   RESTRUCTURING AND BUSINESS OPTIMIZATION EXPENSES AND ASSET IMPAIRMENT CHARGES

Restructuring Expenses

On June 24, 2024, the Company announced a restructuring program (the "Program") in response to increased weakening demand in the agriculture industry. The initial phase of the Program is focused on further reducing structural costs, streamlining the Company's workforce and enhancing global efficiencies related to changing the Company's operating model for certain corporate and back-office functions and better leveraging technology and global centers of excellence. The Company estimates that it will incur charges for one-time termination benefits of approximately $150.0 million to $200.0 million in connection with this phase of the Program, primarily consisting of cash charges related to severance payments, employees benefits and related costs. The Company incurred the majority of charges in 2024 and expects to incur the remaining charges in 2025.

Additionally, in recent years, the Company announced and initiated several actions to rationalize employee headcount in various manufacturing facilities and administrative offices located in the U.S., Europe, South America, Africa and Asia, in order to reduce costs in response to fluctuating global market demand.

Restructuring expenses activity, which relates to severance and other related costs, during the years ended December 31, 2024, 2023 and 2022 is summarized as follows (in millions):

Balance as of December 31, 2021	$	14.7
2022 provision, net of reversals		6.1
2022 cash activity		(12.8)
Foreign currency translation		(1.2)
Balance as of December 31, 2022		6.8
2023 provision, net of reversals		11.9
2023 cash activity		(9.2)
Foreign currency translation		(1.7)
Balance as of December 31, 2023		7.8
2024 provision, net of reversals		157.8
2024 cash activity		(27.2)
Foreign currency translation		(2.2)
Balance as of December 31, 2024	$	136.2

Approximately $125.2 million and $6.4 million of restructuring expenses are included in "Accrued expenses" in the Company's Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively. Approximately $11.0 million and $1.4 million of restructuring expenses are included in "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.

Business Optimization Expenses

Business optimization expenses primarily relate to professional services costs incurred as part of the restructuring program aimed at reducing structural costs, enhancing global efficiencies by changing the Company's operating model for certain corporate and back-office functions. During the year ended December 31, 2024, the Company recognized approximately $14.9 million of business optimization expenses.

Asset Impairment Charges

As a consequence of the conflict between Russia and Ukraine, during the three months ended March 31, 2022, the Company assessed the fair value of its gross assets related to the joint ventures operating in Russia for potential impairment and recorded asset impairment charges of approximately $36.0 million, reflected as "Impairment charges" in its Consolidated Statements of Operations, with an offsetting benefit of approximately $12.2 million included within "Net loss attributable to noncontrolling interests." The Company sold its interest in its Russian distribution joint venture during the three months ended December 31, 2022. Foreign currency translation impacts since inception of the Russian joint venture previously recognized within "Accumulated other comprehensive loss" were therefore recorded within "Other expense, net" on the Company's Consolidated Statements of Operations during the three months ended December 31, 2022. In addition, during the three months ended March 31, 2022, the Company recorded a write-down of its investment in its Russian finance joint venture of approximately $4.8 million, reflected within "Equity in net earnings of affiliates" in its Consolidated Statements of Operations. The Russian finance joint venture was sold during the three months ended December 31, 2022.

14.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company attempts to manage its transactional foreign exchange exposure by hedging foreign currency cash flow forecasts and commitments arising from the anticipated settlement of receivables and payables and from future purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges certain, but not all, of its exposures through the use of foreign currency contracts. The Company's translation exposure resulting from translating the financial statements of foreign subsidiaries into United States dollars may be partially hedged from time to time. When practical, the translation impact is reduced by financing local operations with local borrowings.

The Company uses floating rate and fixed rate debt to finance its operations. The floating rate debt obligations expose the Company to variability in interest payments due to changes in the EURIBOR, SOFR or other applicable benchmark interest rates. The Company believes it is prudent to limit the variability of a portion of its interest payments, and to meet that objective, the Company periodically enters into interest rate swaps to manage the interest rate risk associated with the Company's borrowings. The Company designates interest rate contracts used to convert the interest rate exposure on a portion of the Company's debt portfolio from a floating rate to a fixed rate as cash flow hedges, while those contracts converting the Company's interest rate exposure from a fixed rate to a floating rate are designated as fair value hedges.

To protect the value of the Company's investment in foreign operations against adverse changes in foreign currency exchange rates, the Company from time to time, may hedge a portion of the Company's net investment in the foreign subsidiaries by using a cross currency swap or foreign currency denominated debt. The component of the gains and losses on the Company's net investment in the designated foreign operations driven by changes in foreign exchange rates are economically offset by movements in the fair value of the cross currency swap contracts or foreign currency denominated debt.

The Company is exposed to commodity risk from steel and other raw material purchases where a portion of the contractual purchase price is linked to a variable rate based on publicly available market data. From time to time, the Company enters into cash flow hedges to mitigate its exposure to variability in commodity prices.

The Company's senior management establishes the Company's foreign currency and interest rate risk management policies. These policies are reviewed periodically by the Finance Committee of the Company's Board of Directors. The policies allow for the use of derivative instruments to hedge exposures to movements in foreign currency and interest rates. The Company's policies prohibit the use of derivative instruments for speculative purposes.

All derivatives are recognized on the Company's Consolidated Balance Sheets at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either (1) a cash flow hedge of a forecasted transaction, (2) a fair value hedge of a recognized liability, (3) a hedge of a net investment in a foreign operation, or (4) a non-designated derivative instrument.

The Company categorizes its derivative assets and liabilities into one of three levels based on the assumptions used in valuing the asset or liability. Refer to Note 21 for a discussion of the fair value hierarchy as per the guidance in ASC 820, "Fair Value Measurements". The Company's valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Counterparty Risk

The Company regularly monitors the counterparty risk and credit ratings of all the counterparties to the derivative instruments. The Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. There have been no negative impacts to the Company from any non-performance of any counterparties.

Derivative Transactions Designated as Hedging Instruments

Cash Flow Hedges

Foreign Currency Contracts

The Company uses cash flow hedges to minimize the variability in cash flows of assets or liabilities or forecasted transactions caused by fluctuations in foreign currency exchange rates. The changes in the fair values of these cash flow hedges are recorded in accumulated other comprehensive loss and are subsequently reclassified into "Cost of goods sold" during the period the sales and purchases are recognized. These amounts offset the effect of the changes in foreign currency rates on the related sale and purchase transactions.

The Company designates certain foreign currency contracts as cash flow hedges of expected future sales and purchases. The total notional value of derivatives that were designated as cash flow hedges was $356.7 million, $262.2 million and $364.8 million as of December 31, 2024, 2023 and 2022, respectively.

Steel Commodity Contracts

The Company designates certain steel commodity contracts as cash flow hedges of expected future purchases of steel. The Company did not have any derivatives that were designated as cash flow hedges related to steel commodity contracts as of December 31, 2024. The total notional value of derivatives that were designated as cash flow hedges was approximately $2.5 million and $0.9 million as of December 31, 2023 and 2022, respectively.

Interest Rate Risk

The Company entered into treasury rate locks in early March 2024 to fix the interest rate for the 2034 Notes issued on March 21, 2024. The derivative position settled on March 28, 2024 with a cash settlement that offset changes in the benchmark treasury rate between the execution of the treasury rate lock and the debt pricing date for the 2034 Notes. This treasury rate lock was designated as a cash flow hedge and the gain at termination of $8.2 million was recognized in accumulated other comprehensive loss. The amount recognized in accumulated other comprehensive loss is reclassified to interest expense as interest payments are made on the 2034 Notes through the maturity date.accumulated other comprehensive loss is reclassified to interest expense as interest payments are made on the 2034 Notes through the maturity date.

The following table summarizes the activity in accumulated other comprehensive loss related to the derivatives held by the Company during the years ended December 31, 2024, 2023 and 2022 (in millions):

	Before-Tax Amount	Income Tax Expense (Benefit)	After-Tax Amount
Accumulated derivative net losses as of December 31, 2021	$ (0.5)	$ (0.1)	$ (0.4)
Net changes in fair value of derivatives			
Foreign Currency Contracts:	(15.0)	(3.9)	(11.1)
Commodity Contracts	(4.7)	(1.2)	(3.5)
Total	(19.7)	(5.1)	(14.6)
Net losses reclassified from accumulated other comprehensive loss into income			
Foreign Currency Contracts:	14.5	3.9	10.6
Commodity Contracts	4.7	1.2	3.5
Total	19.2	5.1	14.1
Accumulated derivative net losses as of December 31, 2022	$ (1.0)	$ (0.1)	$ (0.9)
Net changes in fair value of derivatives			
Foreign Currency Contracts:	(11.8)	(2.7)	(9.1)
Commodity Contracts	0.3	0.1	0.2
Total	(11.5)	(2.6)	(8.9)
Net losses reclassified from accumulated other comprehensive loss into income			
Foreign Currency Contracts:	11.1	2.2	8.9
Commodity Contracts	0.1	—	0.1
Total	11.2	2.2	9.0
Accumulated derivative net losses as of December 31, 2023	$ (1.3)	$ (0.5)	$ (0.8)
Net changes in fair value of derivatives			
Foreign currency contracts[1]	(1.2)	1.2	(2.4)
Commodity contracts[2]	(0.3)	—	(0.3)
Treasury Rate Locks	8.2	2.1	6.1
Total	6.7	3.3	3.4
Net losses reclassified from accumulated other comprehensive loss into income			
Foreign currency contracts[1]	6.7	0.3	6.4
Commodity contracts[2]	0.3	—	0.3
Treasury Rate Locks	(0.7)	(0.3)	(0.4)
Total	6.3	—	6.3
Accumulated derivative net gains as of December 31, 2024	$ 11.7	$ 2.8	$ 8.9

_____

[1] The outstanding contracts as of December 31, 2024 range in maturity through December 2025.
[2] As of December 31, 2024, there were no outstanding contracts.

As of December 31, 2024, approximately $2.0 million of realized derivative net losses, before taxes, remain in accumulated other comprehensive loss related to foreign currency contracts associated with inventory that had not yet been sold.

Net Investment Hedges

The Company uses non-derivative and derivative instruments, to hedge a portion of its net investment in foreign operations against adverse movements in exchange rates. For instruments that are designated as hedges of net investments in foreign operations, changes in the fair value of the derivative instruments are recorded in foreign currency translation adjustments, a component of accumulated other comprehensive loss, to offset changes in the value of the net investments being hedged. When the net investment in foreign operations is sold or substantially liquidates, the amounts recorded in accumulated other comprehensive loss are reclassified to earnings. To the extent foreign currency denominated debt is de-designated from a net investment hedge relationship, changes in the value of the foreign currency denominated debt are recorded in earnings through the maturity date.

On January 29, 2021, the Company entered into a cross currency swap contract as a hedge of its net investment in foreign operations to offset foreign currency translation gains or losses on the net investment. The cross currency swap had an expiration date of January 29, 2028. At maturity of the cross currency swap contract, the Company was expected to deliver the notional amount of approximately €247.9 million (or approximately $257.3 million as of December 31, 2024) and receive $300.0 million from the counterparties. The Company receives quarterly interest payments from the counterparties based on a fixed interest rate until maturity of the cross currency swap. On November 4, 2024, the Company's existing cross currency swap contract was terminated and the Company delivered the notional amount of approximately $277.4 million and received $300.0 million from the counterparties, resulting in a gain of approximately $22.6 million that was recognized in accumulated other comprehensive loss.

On November 4, 2024, the Company entered into new $600.0 million cross currency swap contracts comprising of $200.0 million tranche for three years tenor, $200 million tranche for five years tenor and $200.0 million tranche for seven years tenor. as a hedge of its net investment in foreign operations to offset foreign currency translation gains or losses on the net investment. The cross currency swap contracts have an expiration date of November 6, 2027, November 6, 2029 and November 6, 2031, respectively. At maturity of the cross currency swap contract, the Company is expected to deliver the notional amount of approximately €385.5 million (or approximately $400.1 million as of December 31, 2024) and 155.5 million Swiss francs (or approximately $171.9 million as of December 31, 2024), respectively, and receive $600.0 million from the counterparties. The Company receives quarterly interest payments from the counterparties based on a fixed interest rate until maturity of the cross currency swap.

During 2023, the Company designated €150.0 million of its multi-currency revolving credit facility maturing in December 2027 as a hedge of its net investment in foreign operations to offset foreign currency translation gains or losses on the net investment. The Company recognized the change in fair value of the foreign currency denominated debt designated as a net investment hedge, a loss of $3.1 million, net of tax, in accumulated other comprehensive loss during the year ended December 31, 2023. This portion of the multi-currency revolving credit facility was repaid in December 2023.

The following table summarizes the notional values of the instrument designated as a net investment hedge (in millions):

	Notional Amount as of	
	December 31, 2024	December 31, 2023
Cross currency swap contract	$ 600.0	$ 300.0

The following table summarizes the after-tax impact of changes in the fair value of the instruments designated as net investment hedges (in millions):

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss for the Years Ended		
Cross currency swap contracts:	**Before-Tax Amount**	**Income Tax Expense (Benefit)**	**After-Tax Amount**
December 31, 2024	(4.1)	(1.1)	(3.0)
December 31, 2023	(12.7)	(3.3)	(9.4)
December 31, 2022	20.5	5.3	15.2

Derivative Transactions Not Designated as Hedging Instruments

The Company enters into foreign currency contracts to economically hedge receivables and payables on the Company and its subsidiaries' balance sheets that are denominated in foreign currencies other than the functional currency. These contracts were classified as non-designated derivative instruments. Gains and losses on such contracts are substantially offset by losses and gains on the remeasurement of the underlying asset or liability being hedged and are immediately recognized into earnings. As of December 31, 2024 and 2023, the Company had outstanding foreign currency contracts with a notional amount of approximately $3,231.2 million and $3,125.1 million, respectively.

The following table summarizes the results on net income of derivatives not designated as hedging instruments (in millions):

		Gain (Loss) Recognized in Net Income for the Years Ended		
	Classification of Gain (Loss)	**December 31, 2024**	**December 31, 2023**	**December 31, 2022**
Foreign currency contracts	Other expense, net	$ (49.3)	$ 29.9	$ (38.2)

The table below sets forth the fair value of derivative instruments as of December 31, 2024 (in millions):

	Asset Derivatives as of December 31, 2024		Liability Derivatives as of December 31, 2024	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivative instruments designated as hedging instruments:				
Foreign currency contracts	Other current assets	$ 3.7	Other current liabilities	$ 1.6
Commodity contracts	Other current assets	—	Other current liabilities	—
Cross currency swap contracts	Other noncurrent assets	16.2	Other noncurrent liabilities	—
Derivative instruments not designated as hedging instruments:				
Foreign currency contracts [1]	Other current assets	26.1	Other current liabilities	12.6
Total derivative instruments		$ 46.0		$ 14.2

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[1] The outstanding contracts as of December 31, 2024 range in maturity through February 2025.

The table below sets forth the fair value of derivative instruments as of December 31, 2023 (in millions):

	Asset Derivatives as of December 31, 2023		Liability Derivatives as of December 31, 2023	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative instruments designated as hedging instruments:				
Foreign currency contracts	Other current assets	$ 1.3	Other current liabilities	$ 1.2
Cross currency swap contract	Other noncurrent assets	20.3	Other noncurrent liabilities	—
Derivative instruments not designated as hedging instruments:				
Foreign currency contracts	Other current assets	17.1	Other current liabilities	12.8
Total derivative instruments		$ 38.7		$ 14.0

15. STOCK COMPENSATION PLANS

The Company recorded stock compensation expense as follows for the years ended December 31, 2024, 2023 and 2022 (in millions):

	Years Ended December 31,		
	2024[1]	2023	2022
Cost of goods sold	$ 0.5	$ 1.8	$ 1.3
Selling, general and administrative expenses	17.9	44.6	32.7
Total stock compensation expense	$ 18.4	$ 46.4	$ 34.0

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[1] Includes approximately $6.5 million of compensation expense related to PTx Trimble employees vesting in legacy Trimble awards.

The Company recognizes the effect of award forfeitures as an adjustment to stock compensation expense in the period in which the forfeiture occurs.

Stock Incentive Plan

Under the Company's 2006 Long-Term Incentive Plan ("the Plan"), up to 10,000,000 shares of AGCO's common stock may be issued. As of December 31, 2024, of the 10,000,000 shares reserved for issuance under the Plan, approximately 3,441,051 shares remained available for grant, assuming the maximum number of shares are earned related to the performance award grants discussed below. The Plan allows the Company, under the direction of the Board of Directors' Talent and Compensation Committee, to make grants of performance shares, stock appreciation rights ("SSARs"), restricted stock units and restricted stock awards to employees, officers and non-employee directors of the Company.

Long-Term Incentive Plan and Related Performance Awards

The Company's primary long-term incentive plan is a performance share plan that provides for awards of shares of the Company's common stock based on achieving financial targets, such as targets for return on net assets and revenue growth, as determined by the Company's Board of Directors. Performance periods for the Company's primary long-term incentive plan are consecutive and overlapping three-year cycles, and performance targets are set at the beginning of each cycle. The primary long-term incentive plan provides for participants to earn 16.5% to 200% of the target awards depending on the actual performance achieved, with no shares earned if performance is below the established minimum target. Awards earned under the Plan are paid in shares of common stock at the end of each three-year performance period. The percentage level achievement is determined annually or over the three-year cycle in aggregate, with the ultimate award that is earned determined based upon the average of the three annual percentages. The 2024 grant of performance award shares is subject to a total shareholder return modifier. The compensation expense associated with these awards is amortized ratably over the vesting or performance period based on the Company's projected assessment of the level of performance that will be achieved and earned.

During 2024, the Company granted performance awards covering up to 344,592 shares, assuming the Company achieves maximum levels of performance related to varying performance periods. Compensation expense recorded during 2024, 2023 and 2022 with respect to awards granted was based upon the fair value as of the grant date. The award included a market condition and the Company measured the fair value using a Monte Carlo simulation. The weighted average grant-date fair value of performance awards granted under the Plan during 2024, 2023 and 2022 was as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Weighted average grant-date fair value	$ 126.95	$ 143.63	$ 119.35

Performance award transactions during 2024 were as follows and are presented as if the Company were to achieve its maximum levels of performance under the plan:

	Performance awards	Weighted-Average Grant Date Fair Value
Shares awarded but not earned at January 1	571,382	$ 131.14
Shares awarded	344,592	126.95
Shares forfeited	(82,714)	132.03
Shares vested or earned	(263,110)	118.60
Shares awarded but not earned at December 31	570,150	$ 134.26

Based on the level of performance achieved as of December 31, 2024, 167,875 shares were earned under the related performance period, including 1,997 shares vested as of December 31, 2023 related to certain retirees and other individuals. 105,053 shares were issued in February 2025, net of 62,822 shares that were withheld for taxes related to the earned awards. The Plan allows for the participant to have the option of forfeiting a portion of the shares awarded in lieu of a cash payment contributed to the participant's tax withholding to satisfy the participant's statutory minimum federal, state and employment taxes which would be payable at the time of grant.

As of December 31, 2024, the total compensation cost related to unearned performance awards not yet recognized, assuming the Company's current projected assessment of the level of performance that will be achieved, was approximately $8.3 million, and the weighted average period over which it is expected to be recognized is approximately one and one-half years. This estimate is based on the current projected levels of performance of outstanding awards. The compensation cost not yet recognized could be higher or lower based on actual achieved levels of performance.

Restricted Stock Units ("RSUs")

RSU awards granted under the Plan do not entitle recipients to vote or receive dividends during the vesting period and will be forfeited in the event of the recipient's termination of employment, except for certain circumstances. The fair value of restricted stock and restricted stock units is the closing market price per share of the Company's stock on the grant date less the present value of the expected dividends not received during the vesting period.

The weighted average grant-date fair value of the RSUs granted under the Plan during 2024, 2023 and 2022 was as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Weighted average grant-date fair value	$ 114.07	$ 134.63	$ 109.09

During the year ended December 31, 2024, the Company granted 200,560 RSU awards. These awards entitle the participant to receive one share of the Company's common stock for each RSU granted and vest one-third per year over a three-year requisite service period. The compensation expense associated with all RSU awards is being amortized ratably over the requisite service period for the awards that are expected to vest. RSU transactions during the year ended December 31, 2024 were as follows:

	RSUs		Weighted-Average Grant Date Fair Value
Shares awarded but not vested at January 1	213,947	$	122.48
Shares awarded	200,560		114.07
Shares forfeited	(37,305)		116.87
Shares vested	(108,000)		119.25
Shares awarded but not vested at December 31	269,202	$	118.29

During January 2025, 56,009 RSUs shares were issued, net of 34,605 shares that were withheld for taxes. The Plan allows for the participant to have the option of forfeiting a portion of the shares awarded in lieu of a cash payment contributed to the participant's tax withholding to satisfy the participant's statutory minimum federal, state and employment taxes which would be payable at the time of grant. As of December 31, 2024, the total compensation cost related to the unvested RSUs not yet recognized was approximately $19.6 million, and the weighted average period over which it is expected to be recognized is approximately one and one-half years.

2025 Awards

On January 29, 2025, the Company granted 215,621 performance award shares (subject to the Company achieving future target levels of performance) and 148,578 RSUs under the Plan. The 2025 grant of performance award shares is subject to a total shareholder return modifier.

Director Restricted Stock Grants

Pursuant to the Plan, all non-employee directors receive annual restricted stock grants of the Company's common stock. All restricted stock grants made to the Company's directors are restricted as to transferability for a period of one year. In the event a director departs from the Company's Board of Directors, the non-transferability period expires immediately. The plan allows each director to have the option of forfeiting a portion of the shares awarded in lieu of a cash payment contributed to the participant's tax withholding to satisfy the statutory minimum federal, state and employment taxes that would be payable at the time of grant. The 2024 grant was made on April 25, 2024, and equated to 14,148 shares of common stock, of which 12,842 shares of common stock were issued, after shares were withheld for taxes. The Company recorded stock compensation expense of approximately $1.7 million during 2024 associated with these grants.

16. STOCKHOLDERS' EQUITY

Common Stock

At December 31, 2024, the Company had 150,000,000 authorized shares of common stock with a par value of $0.01 per share, with approximately 74,420,952 shares of common stock outstanding and approximately 3,441,051 shares reserved for issuance under the Company's Plan (See Note 15).

Share Repurchase Program

In November 2024, the Company entered into an accelerated share repurchase ("ASR") agreement with a financial institution to repurchase $22.0 million of shares of its common stock. The Company received approximately 228,969 shares associated with the completion of this transaction as of December 31, 2024. In November 2023, the Company entered into an ASR agreement with a financial institution to repurchase $53.0 million of shares of its common stock. The Company received approximately 371,669 shares associated with this transaction as of December 31, 2023. In January 2024, the Company received an additional 82,883 shares upon final settlement of its November 2023 ASR agreement. In August and November 2021, the Company entered into two ASR agreements with financial institutions to repurchase an aggregate of $135.0 million of shares of its common stock. The Company received approximately 952,204 shares associated with these transactions as of December 31, 2021. In January 2022, the Company received an additional 113,824 shares upon final settlement of its November 2021 ASR agreement. All shares received under the ASR agreements were retired upon receipt, and the excess of the purchase price over par value per share was recorded to a combination of "Additional paid-in capital" and "Retained earnings" within our Consolidated Balance Sheets.

As of December 31, 2024, the remaining amount authorized to be repurchased under board-approved share repurchase authorizations was approximately $35.0 million, which has no expiration date.

Dividends

The Company's Board of Directors has declared and the Company has paid cash dividends per common share during the following years:

	2024[1]	2023[2]	2022[3]
Dividends declared and paid per common share	$ 3.66	$ 6.10	$ 5.40

On January 16, 2025, the Company's Board of Directors declared a regular quarterly dividend of $0.29 per common share to be paid on March 14, 2025, to all stockholders of record as of the close of business February 14, 2025.

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[1] The Company's Board of Directors declared and the Company has paid quarterly cash dividends of $0.29 per common share during each quarter of 2024. In addition, the Company's Board of Directors declared and the Company paid a special variable dividend of $2.50 per common share during 2024 totaling approximately $186.6 million.

[2] On April 27, 2023, the Company's Board of Directors approved a quarterly dividend of $0.29 per common share outstanding commencing in the second quarter of 2023. The Company's Board of Directors declared and the Company has paid quarterly cash dividends of $0.29 per common share beginning in the second quarter of 2023, from $0.24 per common share in the first quarter of 2023. In addition, the Company's Board of Directors declared and the Company paid a special variable dividend of $5.00 per common share during 2023 totaling approximately $374.4 million.

[3] On April 28, 2022, the Company's Board of Directors approved a quarterly dividend of $0.24 per common share outstanding commencing in the second quarter of 2022. The Company's Board of Directors declared and the Company has paid quarterly cash dividends of $0.24 per common share beginning in the second quarter of 2022, from $0.20 per common share in the first quarter of 2022. In addition, the Company's Board of Directors declared and the Company paid a special variable dividend of $4.50 per common share during 2022 totaling approximately $335.7 million.

Accumulated Other Comprehensive Loss

The following table sets forth changes in accumulated other comprehensive loss by component, net of tax, attributed to AGCO Corporation for the years ended December 31, 2024, 2023 and 2022 (in millions):

	Defined Pension and Postretirement Benefit Plans	Cumulative Translation Adjustment	Deferred Gains and Losses on Derivatives	Total
Accumulated other comprehensive loss, December 31, 2021	$ (230.4)	$ (1,540.1)	$ (0.4)	$ (1,770.9)
Other comprehensive loss before reclassifications	(7.2)	(30.9)	(14.6)	(52.7)
Net losses reclassified from accumulated other comprehensive loss	6.4	—	14.1	20.5
Other comprehensive loss	(0.8)	(30.9)	(0.5)	(32.2)
Accumulated other comprehensive loss, December 31, 2022	$ (231.2)	$ (1,571)	$ (0.9)	$ (1,803.1)
Other comprehensive income (loss) before reclassifications	(15.7)	102.3	(8.9)	77.7
Net losses reclassified from accumulated other comprehensive loss	8.3	—	9.0	17.3
Other comprehensive income (loss)	(7.4)	102.3	0.1	95.0
Accumulated other comprehensive loss, December 31, 2023	$ (238.6)	$ (1,468.7)	$ (0.8)	$ (1,708.1)
Other comprehensive income (loss) before reclassifications	(3.1)	(224.3)	3.4	(224.0)
Net losses reclassified from accumulated other comprehensive loss	22.9	—	6.3	29.2
Other comprehensive income (loss)	19.8	(224.3)	9.7	(194.8)
Accumulated other comprehensive loss, December 31, 2024	$ (218.8)	$ (1,693.0)	$ 8.9	$ (1,902.9)

The following table sets forth reclassification adjustments out of accumulated other comprehensive loss by component attributed to AGCO Corporation for the years ended December 31, 2024, 2023 and 2022 (in millions):

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss			Affected Line Item within the Consolidated Statements of Operations
	Year ended December 31, 2024[1]	Year ended December 31, 2023[1]	Year ended December 31, 2022[1]	
Derivatives:				
Net losses on foreign currency contracts	$ 6.7	$ 11.1	$ 14.5	Cost of goods sold
Net losses on commodity contracts	0.3	0.1	4.7	Cost of goods sold
Net gains on treasury rate locks	(0.7)	—	—	Interest expense, net
Reclassification before tax	6.3	11.2	19.2	
Income tax benefit	—	(2.2)	(5.1)	Income tax provision
Reclassification net of tax	$ 6.3	$ 9.0	$ 14.1	
Defined pension and postretirement benefit plans:				
Amortization of net actuarial losses	$ 10.5	$ 9.4	$ 8.7	Other expense, net[2]
Amortization of prior service cost	1.5	1.7	0.2	Other expense, net[2]
Net loss recognized due to settlement	18.8	—	—	Other expense, net[2]
Reclassification before tax	30.8	11.1	8.9	
Income tax benefit	(7.9)	(2.8)	(2.5)	Income tax provision
Reclassification net of tax	$ 22.9	$ 8.3	$ 6.4	
Net losses reclassified from accumulated other comprehensive loss	$ 29.2	$ 17.3	$ 20.5	

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[1] Losses (Gains) included within the Consolidated Statements of Operations for the years ended December 31, 2024 and 2023, respectively.

[2] These accumulated other comprehensive loss components are included in the computation of net periodic pension and postretirement benefit cost. Refer to Note 20 of the Company's Consolidated Financial Statements.

17. NET INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted net income (loss) per common share assumes the exercise of outstanding stock-settled stock appreciation rights ("SSARs") and the vesting of restricted stock units ("RSUs") using the treasury stock method when there is no other circumstance other than the passage of time under which they would not be issued, and the effects of such assumptions are dilutive.

A reconciliation of net income (loss) attributable to AGCO Corporation and weighted average common shares outstanding for purposes of calculating basic and diluted net income (loss) per share for the years ended December 31, 2024, 2023 and 2022 is as follows (in millions, except per share data):

	2024[1]	2023	2022
Basic net income (loss) per share:			
Net income (loss) attributable to AGCO Corporation	$ (424.8)	$ 1,171.4	$ 889.6
Weighted average number of common shares outstanding	74.6	74.8	74.6
Basic net income (loss) per share attributable to AGCO Corporation	$ (5.69)	$ 15.66	$ 11.92
Diluted net income (loss) per share:			
Net income (loss) attributable to AGCO Corporation	$ (424.8)	$ 1,171.4	$ 889.6
Weighted average number of common shares outstanding	74.6	74.8	74.6
Dilutive SSARs and RSUs	0.1	0.1	0.3
Weighted average number of common shares and common share equivalents outstanding for purposes of computing diluted net income (loss) per share	74.7	74.9	74.9
Diluted net income (loss) per share attributable to AGCO Corporation	$ (5.69)	$ 15.63	$ 11.87

_____

[1] As the Company has reported a loss for 2024, all potentially dilutive securities are antidilutive, and accordingly, basic net loss per share equals diluted net loss per share.

18. RELATED PARTY TRANSACTIONS

Rabobank, a financial institution based in the Netherlands, is a 51% owner in the Company's finance joint ventures, which are located in the United States, Canada, Europe, Brazil, Argentina and Australia. Rabobank is also the principal agent and participant in the Company's revolving credit facility (see Note 12). The majority of the assets of the Company's finance joint ventures represents finance receivables. The majority of the liabilities represents notes payable and accrued interest. Under the various joint venture agreements, Rabobank or its affiliates provide financing to the joint venture companies, primarily through lines of credit. During 2024 and 2023, respectively, the Company made a total of approximately $12.0 million and $24.6 million of additional investments in its finance joint venture in Brazil. During 2022, the Company did not make additional investments in its finance joint ventures. During 2024, 2023, and 2022, the Company received approximately $13.7 million, $28.9 million and $27.0 million, respectively, of dividends from certain of its finance joint ventures.

The Company's finance joint ventures provide retail financing and wholesale financing to its dealers. The terms of the financing arrangements offered to the Company's dealers are similar to arrangements the finance joint ventures provide to unaffiliated third parties. In addition, the Company transfers, on an ongoing basis, a majority of its wholesale receivables in North America, Europe and Brazil to its U.S., Canadian, European and Brazilian finance joint ventures (see Note 5). The Company has outstanding guarantees of residual values that may be owed to its finance joint ventures in the U.S. and Canada upon the expiration of certain eligible operating leases and also has guarantees with its other finance joint ventures (see Note 22). In addition, as part of sales incentives provided to end users, the Company may from time to time subsidize interest rates of retail financing provided by its finance joint ventures. The cost of those programs is recognized at the time of sale to the Company's dealers (see Note 1).

The Company has a minority equity interest in Tractors and Farm Equipment Limited ("TAFE"), which manufactures and sells Massey Ferguson-branded equipment primarily in India, and also supplies tractors and components to the Company for sale in other markets. Mallika Srinivasan, who is the Chairman and Managing Director of TAFE, is currently a member of the Company's Board of Directors. As of December 31, 2024, TAFE beneficially owned 12,150,152 shares of the Company's common stock, not including shares of the Company's common stock received by Ms. Srinivasan for service as a director. The Company and TAFE are parties to an agreement pursuant to which, among other things, TAFE has agreed not to purchase in excess of 12,150,152 shares of the Company's common stock, subject to certain adjustments, and the Company has agreed to annually nominate a TAFE representative to its Board of Directors. During 2024, 2023 and 2022, the Company purchased approximately $165.9 million, $171.6 million and $148.7 million, respectively, of tractors and components from TAFE. During 2024, 2023 and 2022, the Company sold approximately $5.0 million, $3.6 million and $1.2 million, respectively, of parts to TAFE. In April 2024, the Company terminated all of its commercial relationships with TAFE and does not expect to incur material purchases. The Company received dividends from TAFE of approximately $3.3 million, $2.9 million and $2.1 million during 2024, 2023 and 2022, respectively.

19.   INCOME TAXES

The sources of income (loss) before income taxes and equity in net earnings of affiliates were as follows for the years ended December 31, 2024, 2023 and 2022 (in millions):

	2024	2023	2022
United States	$ (1,314.3)	$ (63.5)	$ (60.2)
Foreign	880.7	1,397.0	1,167.4
Income (loss) before income taxes and equity in net earnings of affiliates	$ (433.6)	$ 1,333.5	$ 1,107.2

The provision (benefit) for income taxes by location of the taxing jurisdiction for the years ended December 31, 2024, 2023 and 2022 consisted of the following (in millions):

	2024	2023	2022
Current:			
United States	$ (2.3)	$ 61.2	$ 26.0
Foreign	203.3	433.6	328.6
	201.0	494.8	354.6
Deferred:			
United States	(126.6)	(82.8)	(55.3)
Foreign	24.0	(181.6)	(2.7)
	(102.6)	(264.4)	(58.0)
	$ 98.4	$ 230.4	$ 296.6

The Company's income tax provision as of December 31, 2023 includes a benefit of $112.3 million related to the recognition of a deferred tax asset of $197.7 million, net of a valuation allowance of $85.4 million, related to the finalization of negotiations surrounding the application of Swiss Tax reform legislation enacted in 2020. The provision also includes a charge of approximately $26.4 million associated with our enrollment in a Brazilian tax amnesty program, "Litigation Zero", discussed further below.

A reconciliation of income taxes computed at the United States federal statutory income tax rate (21% for 2024, 2023 and 2022) to the provision for income taxes reflected in the Company's Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022 is as follows (in millions):

	2024	2023	2022
Provision for income taxes at United States federal statutory rate	$ (91.1)	$ 280.0	$ 232.5
Impairment charges	108.1	—	—
State and local income taxes, net of federal income tax effects	(19.8)	(3.0)	(2.9)
Taxes on foreign income which differ from the United States statutory rate[1]	23.7	(193.9)	43.6
Foreign inclusion, net of foreign tax credits	42.8	13.5	4.4
Tax effect of permanent differences	13.6	(34.0)	(4.6)
Change in valuation allowance[1]	13.1	116.5	0.7
Change in tax contingency reserves	30.1	33.2	25.5
Research and development tax credits	(6.4)	(9.6)	(6.9)
Brazil Amnesty Program, net of United States foreign tax credit	—	26.4	—
Other, net[2]	(15.7)	1.3	4.3
	$ 98.4	$ 230.4	$ 296.6

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(1)   In 2023, a gross deferred tax asset of $197.7 million less a valuation allowance of $85.4 million was recognized to reflect future Swiss tax incentives the Company anticipates it will be able to utilize by 2034 when the incentive expires.

(2)   In recent decisions, the Brazilian courts have confirmed a favorable tax ruling regarding the taxability of certain state value added tax incentive benefits, which allowed the Company to record a $29.6 million reduction in the provision for income taxes during the year ended December 31, 2024. Further, in 2024, "Other, net" also includes a provision of approximately $12.7 million related to a noncontrolling interest.

The significant components of the deferred tax assets and liabilities at December 31, 2024 and 2023 were as follows (in millions):

	2024	2023
Deferred Tax Assets:		
Net operating loss carryforwards	$ 30.3	$ 42.1
Sales incentive discounts	117.8	102.5
Inventory valuation reserves	48.8	50.0
Pension and postretirement health care benefits	15.4	17.9
Warranty and other reserves	122.0	162.8
Research and development tax credits	0.3	5.1
Foreign tax credits	36.0	33.4
Swiss tax basis adjustment	182.8	197.7
Investment in affiliates	67.5	—
Other	30.6	22.7
Total gross deferred tax assets	651.5	634.2
Valuation allowance	(147.2)	(149.8)
Total deferred tax assets	504.3	484.4
Deferred Tax Liabilities:		
Tax over book depreciation and amortization	62.3	102.5
Investment in affiliates	—	3.9
Other	6.0	19.0
Total deferred tax liabilities	68.3	125.4
Net deferred tax assets	$ 436.0	$ 359.0
Amounts recognized in Consolidated Balance Sheets:		
Deferred tax assets - noncurrent	$ 561.0	$ 481.6
Deferred tax liabilities - noncurrent	(125.0)	(122.6)
	$ 436.0	$ 359.0

As reflected in the preceding table, the Company recorded a net deferred tax asset of $436.0 million and $359.0 million as of December 31, 2024 and 2023, respectively, and had a valuation allowance against its gross deferred tax assets of approximately $147.2 million and $149.8 million as of December 31, 2024 and 2023, respectively.

The Company maintains a valuation allowance to reserve a portion of its net deferred tax assets in the United States and certain foreign jurisdictions. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets may not be realized. The Company assessed the likelihood that its deferred tax assets would be recovered from estimated future taxable income and the current economic climate, as well as available tax planning strategies, and determined that all adjustments to the valuation allowance were appropriate. The Company believes it is more likely than not that it will realize its remaining net deferred tax assets, net of the valuation allowance, in future years.

Changes in the valuation allowance during the years ended December 31, 2024, 2023 and 2022 are summarized as follows (in millions):

| Description | Balance at Beginning of Period | Additions | | Deductions[2] | Foreign Currency Translation | Balance at End of Period |
		Acquired Businesses	Charged (Credited) to Costs and Expenses[1]			
Year ended December 31, 2024						
Deferred tax valuation allowance	$ 149.8	$ —	$ 13.1	$ (8.7)	$ (7.0)	$ 147.2
Year ended December 31, 2023						
Deferred tax valuation allowance	$ 47.3	$ —	$ 116.5	$ (16.7)	$ 2.7	$ 149.8
Year ended December 31, 2022						
Deferred tax valuation allowance	$ 47.4	$ —	$ 0.7	$ —	$ (0.8)	$ 47.3

[1] The amounts recorded to expense in 2024 are primarily related to China and the amounts recorded to expense in 2023 are primarily related to Switzerland and the U.S. There were no amounts credited or charged through other comprehensive income during 2024, 2023 and 2022.

[2] The deductions in 2024 are primarily related to reversal of valuation allowance from the divestiture of the majority of the Company's G&P business. The deductions in 2023 are primarily related to reversal of valuation allowance from the effective utilization of certain tax losses in the Brazil amnesty program.

The Company had net operating loss carryforwards of $93.9 million as of December 31, 2024, with expiration dates as follows: 2025 - $0.7 million; 2026 - $0.3 million; 2027 - $4.0 million; 2028 and thereafter - $42.3 million and unlimited - $46.6 million. The net operating loss carryforwards of $93.9 million are entirely in tax jurisdictions outside of the United States. The amount of the Company's U.S. state net operating loss carryforwards is not material.

The Company paid income taxes of $344.0 million, $463.6 million and $304.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company recognizes income tax benefits from uncertain tax positions only when there is a more than 50% likelihood that the tax positions will be sustained upon examination by the taxing authorities based on the technical merits of the positions. At December 31, 2024 and 2023, the Company had approximately $9.3 million and $9.9 million, respectively, of accrued or deferred taxes related to uncertain income tax positions connected with ongoing income tax audits in various jurisdictions that it expects to settle or pay in the next 12 months, reflected in "Other current liabilities" in the Company's Consolidated Balance Sheets. At December 31, 2024 and 2023, the Company had approximately $378.4 million and $344.2 million, respectively, of accrued taxes reflected in "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets. The Company accrued approximately $3.6 million and $0.3 million of interest and penalties related to unrecognized tax benefits in its provision for income taxes during 2024 and 2023, respectively. At December 31, 2024 and 2023, the Company had accrued interest and penalties related to unrecognized tax benefits of $30.9 million and $27.9 million, respectively.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits as of and during the years ended December 31, 2024 and 2023 is as follows (in millions):

	2024	2023
Gross unrecognized income tax benefits at the beginning of the year	$ 351.2	$ 281.7
Additions for tax positions of the current year	55.8	67.9
Additions for tax positions of prior years	7.4	5.5
Reductions for tax positions of prior years for:		
Changes in judgments	(0.5)	2.8
Settlements during the year	—	(15.4)
Lapses of applicable statute of limitations	(2.4)	(2.0)
Foreign currency translation and other	(24.1)	10.7
Gross unrecognized income tax benefits at the end of the year	$ 387.4	$ 351.2

At December 31, 2024 and 2023, the Company had $387.4 million and $351.2 million, respectively, of unrecognized income tax benefits, which would affect the Company's effective tax rate if recognized. The reconciliation of gross unrecognized income tax benefits above for 2024 and 2023 excludes certain indirect favorable effects that relate to other tax jurisdictions of approximately $126.4 million and $103.9 million, respectively. The change in certain indirect favorable effects between 2024 and 2023 includes approximately $30.2 million and $26.7 million, respectively, related to additions and reductions for tax positions of current and prior years, changes in judgments and lapses of statutes of limitations. During 2022, the Company made the determination that it will be able to utilize approximately $15.7 million of indirect favorable benefits in the United States related to the settlement of a foreign audit examination. In addition, the gross unrecognized income tax benefits as of December 31, 2024 and 2023 exclude certain deposits made in a foreign jurisdiction of approximately $25.2 million, net of $18.5 million refunds received, and $26.9 million, net of $19.7 million refunds received, respectively, associated with an ongoing audit.

The Company and its subsidiaries file income tax returns in the United States and in various state, local and foreign jurisdictions. The Company and its subsidiaries are routinely examined by tax authorities in these jurisdictions. As of December 31, 2024, a number of income tax examinations in foreign jurisdictions, as well as the United States, were ongoing. It is possible that certain of these ongoing examinations may be resolved within 12 months. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that the Company's gross unrecognized income tax benefits balance may materially change within the next 12 months. In certain foreign jurisdictions, there are either statutory expirations or the Company's settlement expectations such that approximately $9.3 million could be concluded within the next 12 months. Although there are ongoing examinations in various federal and state jurisdictions, the 2019 through 2024 tax years generally remain subject to examination in the United States by applicable authorities. In the Company's significant foreign jurisdictions, primarily the United Kingdom, France, Germany, Switzerland, Finland and Brazil, the 2019 through 2024 tax years generally remain subject to examination by their respective tax authorities.

In 2008 and 2012, as part of routine audits, the Brazilian taxing authorities disallowed deductions relating to the amortization of certain goodwill recognized in connection with a reorganization of the Company's Brazilian operations and the related transfer of certain assets to the Company's Brazilian subsidiaries. The amount of the tax disallowance through December 31, 2023 would have been approximately 131.5 million Brazilian reais (or approximately $27.1 million) and subject to significant interest and penalties. In the first quarter of 2023, the Brazilian government issued a "Litigation Zero" tax amnesty program, whereby cases being disputed at the administrative court level of review for a period of more than ten years could be considered for amnesty. Enrollment in the amnesty program was not considered an admission of guilt and allowed for outstanding contested cases to be settled at a significant monetary discount. The Company contested the disallowance and had been historically advised by its legal and tax advisors that its position was allowable under the tax laws of Brazil. After weighing various impacts involved with enrollment, including the avoidance of potential interest, penalties and legal costs, the Company enrolled in the program in the quarter ended March 31, 2023. The Company recorded approximately 182.6 million Brazilian reais (or approximately $34.8 million) within "Income tax provision" net of associated U.S. income tax credits of approximately $8.4 million and completed its installment payments related to its enrollment in the program during the year ended December 31, 2023.

20.   **PENSION AND POSTRETIREMENT BENEFIT PLANS**

The Company sponsors defined benefit pension plans covering certain employees, principally in the United Kingdom, Germany, Switzerland, Finland, France, Norway and Argentina. The Company also provides certain postretirement health care and life insurance benefits for certain employees, principally in the United States and Brazil.

The Company merged its U.S. qualified defined benefit pension plans for hourly and salaried employees into one plan (the "Plan") on December 31, 2023 and finalized the termination of the Plan in 2024. In connection with the termination process, the Company offered a lump sum benefit payout option to Plan participants, and the remaining assets of the Plan were used to purchase a group annuity contract that transferred the remaining plan liabilities to an insurance carrier. The termination process was finalized by December 31, 2024 and the settlement resulted in the recognition of approximately $18.5 million within "Other expense, net" within the Company's Consolidated Statements of Operations representing the amounts previously recognized in accumulated other comprehensive loss. As of December 31, 2024, there were no remaining balances on the balance sheet related to the Plan.

The Company also maintains an Executive Nonqualified Pension Plan ("ENPP") in the U.S. that provides certain senior executives with retirement income for a period of 15 years or up to a lifetime annuity, if certain requirements are met. Benefits under the ENPP vest if the participant has attained age 50 and has at least ten years of service (including five years as a participant in the ENPP), but are not payable until the participant reaches age 65. The lifetime annuity benefit generally is available only to vested participants who retire on or after reaching age 65 and was eliminated during 2021 for participants reaching age 65 subsequent to December 31, 2022. The ENPP is an unfunded, nonqualified defined benefit pension plan. The ENPP is frozen as of December 31, 2024 against future benefit accruals.

Net annual pension costs for the years ended December 31, 2024, 2023 and 2022 for the Company's defined benefit pension plans and ENPP are set forth below (in millions):

Pension benefits	2024	2023	2022
Service cost	$ 8.2	$ 9.6	$ 12.8
Interest cost	27.8	29.3	14.8
Expected return on plan assets	(30.8)	(30.4)	(16.9)
Amortization of net actuarial losses	1.4	9.4	8.7
Amortization of prior service cost	10.5	1.5	0.1
Net (gain) loss recognized due to settlement	18.8	0.4	(0.4)
Curtailment (gain) loss	(0.2)	—	—
Net annual pension cost	$ 35.7	$ 19.8	$ 19.1

The components of net periodic pension and postretirement benefits cost, other than the service cost component, are included in "Other expense, net" in the Company's Consolidated Statements of Operations.

The weighted average assumptions used to determine the net annual pension costs for the Company's defined benefit pension plans and ENPP for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
All plans:			
Weighted average discount rate	4.5 %	4.9 %	1.9 %
Weighted average expected long-term rate of return on plan assets	5.5 %	5.5 %	2.3 %
Rate of increase in future compensation	1.7%-5.0%	1.8%-5.0%	1.5%-5.0%
U.S.-based plans:			
Weighted average discount rate	5.3 %	5.7 %	3.1 %
Weighted average expected long-term rate of return on plan assets[1]	5.8 %	5.8 %	4.3 %
Rate of increase in future compensation[2]	5.0 %	5.0 %	5.0 %

_____

[1] Applicable for U.S. funded, qualified plan.

[2] Applicable for U.S. unfunded, nonqualified plan.

Net annual postretirement benefit costs, and the weighted average discount rate used to determine them, for the years ended December 31, 2024, 2023 and 2022 are set forth below (in millions, except percentages):

Postretirement benefits	2024	2023	2022
Service cost	$ —	$ 0.1	$ 0.1
Interest cost	1.5	1.3	0.9
Amortization of prior service cost	0.1	0.2	0.1
Net annual postretirement benefit cost	$ 1.6	$ 1.6	$ 1.1
Weighted average discount rate	6.7 %	6.6 %	4.1 %

The following tables set forth reconciliations of the changes in benefit obligation, plan assets and funded status as of December 31, 2024 and 2023 (in millions):

	Pension and ENPP Benefits		Postretirement Benefits	
Change in benefit obligation	**2024**	**2023**	**2024**	**2023**
Benefit obligation at beginning of year	$ 647.0	$ 611.6	$ 23.0	$ 21.2
Service cost	8.2	9.6	—	0.1
Interest cost	27.8	29.3	1.5	1.3
Plan participants' contributions	1.3	1.3	—	—
Actuarial losses (gains)	(42.3)	21.6	(3.1)	1.7
Amendments	(0.3)	0.1	1.6	—
Settlements	(34.0)	(4.9)	—	—
Benefits paid	(44.4)	(46.1)	(1.9)	(1.8)
Foreign currency exchange rate changes	(12.2)	24.5	(1.4)	0.5
Curtailment	(1.0)	—	—	—
Benefit obligation at end of year	$ 550.1	$ 647.0	$ 19.7	$ 23.0

	Pension and ENPP Benefits		Postretirement Benefits	
Change in plan assets	**2024**	**2023**	**2024**	**2023**
Fair value of plan assets at beginning of year	$ 572.0	$ 528.7	$ —	$ —
Actual return on plan assets	(18.2)	31.2	—	—
Employer contributions	26.9	35.1	1.8	1.8
Plan participants' contributions	1.3	1.3	—	—
Benefits paid	(44.4)	(46.1)	(1.9)	(1.8)
Settlements	(33.9)	(4.9)	—	—
Foreign currency exchange rate changes	(9.7)	26.7	0.1	—
Fair value of plan assets at end of year	$ 494.0	$ 572.0	$ —	$ —
Funded status	$ (56.0)	$ (75.0)	$ (19.7)	$ (23.0)

Amounts recognized in Consolidated Balance Sheets:				
Other assets (noncurrent)	$ 92.9	$ 85.0	$ —	$ —
Other current liabilities	(7.5)	(7.4)	(1.6)	(1.6)
Accrued expenses	(3.7)	(4.1)	—	—
Pension and postretirement health care benefits (noncurrent)	(137.7)	(148.5)	(18.1)	(21.4)
Net amount recognized	$ (56.0)	$ (75.0)	$ (19.7)	$ (23.0)

The following table summarizes the activity in accumulated other comprehensive loss related to the Company's ENPP and defined pension and postretirement benefit plans during the years ended December 31, 2024, 2023 and 2022 (in millions):

	Before-Tax Amount	Income Tax Expense (Benefit)	After-Tax Amount
Accumulated other comprehensive loss as of December 31, 2021	$ (302.4)	$ (72.0)	$ (230.4)
Prior service cost arising during the year	(25.5)	(6.4)	(19.1)
Net gain recognized due to settlement	(0.4)	—	(0.4)
Net actuarial gain arising during the year	15.0	2.7	12.3
Amortization of prior service cost	0.2	0.2	—
Amortization of net actuarial losses	8.7	2.3	6.4
Accumulated other comprehensive loss as of December 31, 2022	$ (304.4)	$ (73.2)	$ (231.2)
Net loss recognized due to settlement	0.4	—	0.4
Net actuarial loss arising during the year	(21.5)	(5.4)	(16.1)
Amortization of prior service cost	1.7	0.4	1.3
Amortization of net actuarial losses	9.4	2.4	7.0
Accumulated other comprehensive loss as of December 31, 2023	$ (314.4)	$ (75.8)	$ (238.6)
Prior service cost arising during the year	(1.4)	(0.5)	(0.9)
Net loss recognized due to settlement	18.8	4.8	14.0
Net actuarial loss arising during the year	(2.7)	(0.5)	(2.2)
Amortization of prior service cost	1.5	0.4	1.1
Amortization of net actuarial losses	10.5	2.7	7.8
Accumulated other comprehensive loss as of December 31, 2024	$ (287.7)	$ (68.9)	$ (218.8)

The unrecognized net actuarial losses included in accumulated other comprehensive loss related to the Company's defined benefit pension plans and ENPP as of December 31, 2024 and 2023 are set forth below (in millions):

	2024	2023
Unrecognized net actuarial losses	$ 256.7	$ 280.2

The decrease in unrecognized net actuarial losses between years is primarily due to the termination of the U.S. qualified defined benefits plan, as well as the total net impact of the changes in the assumptions, specifically the increase in the discount rate. The unrecognized net actuarial losses will be impacted in future periods by actual asset returns, discount rate changes, currency exchange rate fluctuations, actual demographic experience and certain other factors. For some of the Company's defined benefit pension plans, these losses, to the extent they exceed 10% of the greater of the plan's liabilities or the fair value of assets ("the gain/loss corridor"), will be amortized on a straight-line basis over the periods discussed as follows. For the Company's U.K. defined benefit pension plan, the population covered is predominantly inactive participants, and losses related to those plans, to the extent they exceed the gain/loss corridor, will be amortized over the average remaining lives of those participants while covered by the respective plan. For the Company's ENPP, the population is predominantly active participants, and losses related to the plan will be amortized over the average future working lifetime of the active participants expected to receive benefits. As of December 31, 2024, the average amortization periods were as follows:

	ENPP	U.K. Plan
Average amortization period of losses related to defined benefit pension plans	6 years	16 years

The following table summarizes the unrecognized prior service cost related to the Company's defined benefit pension plans as of December 31, 2024 and 2023 (in millions):

	2024	**2023**
Unrecognized prior service cost	$ 29.8	$ 31.4

The decrease in the unrecognized prior service cost between years is due primarily to the amortization of unrecognized prior service cost related to prior plan amendments.

The following table summarizes the unrecognized net actuarial gains included in the Company's accumulated other comprehensive loss related to the Company's U.S. and Brazilian postretirement health care benefit plans as of December 31, 2024 and 2023 (in millions):

	2024	**2023**
Unrecognized net actuarial gains[1]	$ (3.3)	$ (0.2)

---

[1] Includes a gain of approximately $1.3 million and $1.2 million, respectively, related to the Company's U.S. postretirement benefit plans.

The change in unrecognized net actuarial gains related to the Company's U.S. and Brazilian postretirement benefit plans is primarily resulting from the gain in relation to the change in the projected benefit obligation as a result of the favorable impact of the underlying assumptions as of December 31, 2024. The unrecognized net actuarial gains or losses will be impacted in future periods by discount rate changes, actual demographic experience, actual health care inflation and certain other factors. These gains or losses, to the extent they exceed the gain/loss corridor, will be amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits, or the average remaining lives of inactive participants, covered under the postretirement benefit plans. As of December 31, 2024, the gains or losses did not exceed the corridor for the Company's U.S. postretirement benefit plan and therefore, there will be no amortization of unrecognized gains or losses during 2025.

As of December 31, 2024 and 2023, the net prior service cost related to the Company's Brazilian postretirement health care benefit plans was as follows (in millions):

	2024	**2023**
Net prior service cost	$ 4.5	$ 3.0

The following table summarizes the fair value of plan assets, aggregate projected benefit obligation and accumulated benefit obligation as of December 31, 2024 and 2023 for defined benefit pension plans, ENPP and other postretirement plans with accumulated benefit obligations in excess of plan assets (in millions):

	2024	**2023**
All plans:		
Fair value of plan assets	$ 30.7	$ 37.3
Projected benefit obligation	199.3	220.2
Accumulated benefit obligation	189.8	209.3
U.S.-based plans and ENPP:		
Fair value of plan assets	$ —	$ —
Projected benefit obligation	102.5	104.9
Accumulated benefit obligation	102.5	104.1

The amounts for 2024 and 2023 disclosed above do not include the fair value of plan assets, the projected benefit obligation or the accumulated benefit obligation related to the Company's U.K. plan. The Company's U.K. plan's fair value of plan assets was in excess of the plan's accumulated benefit obligation as of December 31, 2024 and 2023.

The Company's defined benefit pension obligation has been reflected in the manner in which its defined benefit plans are being administered or expected to be administered in the future. The obligation and resulting liability or asset is calculated employing both actuarial and legal assumptions. These assumptions include, but are not limited to, future inflation, the return on pension assets, discount rates, life expectancy and potential salary increases. There are also assumptions related to the manner in which individual benefit plan benefits are calculated, some of which are legal in nature and include, but are not limited to, member eligibility, years of service, and the uniformity of both guaranteed minimum pension benefits and member normal retirement ages for men and women. Some of these assumptions also are subject to the outcome of certain legal cases, which are currently unknown. In the event that any of these assumptions or the administration approach are proven to be different from the Company's current interpretations and approach, there could be material increases or decreases in the Company's defined benefit pension obligation and related amounts such as prior service cost and actuarial gains and losses, as well as the related amount and timing of future contributions to be paid by the Company.

The weighted average assumptions used to determine the benefit obligation for the Company's defined benefit pension plans and ENPP as of December 31, 2024 and 2023 are as follows:

	2024	2023
All plans:		
Weighted average discount rate	5.1 %	4.5 %
Rate of increase in future compensation	1.5%-5.0%	1.7%-5.0%
U.S.-based plans:		
Weighted average discount rate	5.8 %	5.3 %
Rate of increase in future compensation[(1)]	5.0 %	5.0 %

_____

[(1)] Applicable for U.S. unfunded, nonqualified plan.

The weighted average discount rate used to determine the benefit obligation for the Company's postretirement benefit plans for the years ended December 31, 2024 and 2023 was 7.2% and 6.7%, respectively.

For the years ended December 31, 2024, 2023 and 2022, the Company used a globally consistent methodology to set the discount rate in the countries where its largest benefit obligations exist. In the United States, the United Kingdom and the Euro Zone, the Company constructed a hypothetical bond portfolio of high-quality corporate bonds and then applied the cash flows of the Company's benefit plans to those bond yields to derive a discount rate. The bond portfolio and plan-specific cash flows vary by country, but the methodology in which the portfolio is constructed is consistent.

For measuring the expected U.S. postretirement benefit obligation at December 31, 2024, the Company assumed a 7.5% health care cost trend rate for 2025 decreasing to 5.0% by 2035. For measuring the expected U.S. postretirement benefit obligation at December 31, 2023, the Company assumed a 7.8% health care cost trend rate for 2024 decreasing to 5.0% by 2035. For measuring the Brazilian postretirement benefit plan obligation at December 31, 2024, the Company assumed a 10.2% health care cost trend rate for 2025, decreasing to 4.5% by 2035. For measuring the Brazilian postretirement benefit plan obligation at December 31, 2023, the Company assumed a 10.2% health care cost trend rate for 2024, decreasing to 4.5% by 2034.

The Company currently estimates its minimum contributions and benefit payments to its U.S.-based unfunded ENPP for 2025 will aggregate to approximately $5.6 million. The Company currently estimates its minimum contributions for underfunded plans and benefit payments for unfunded plans for 2025 to its non-U.S.-based defined benefit pension plans will aggregate to approximately $8.9 million, of which approximately $0.2 million relates to its U.K. pension plan. The Company currently estimates its benefit payments for 2025 to its U.S.-based postretirement health care and life insurance benefit plans will aggregate to approximately $1.6 million and its benefit payments for 2025 to its Brazilian postretirement health care benefit plans will aggregate to less than $0.1 million.

During 2024, approximately $78.3 million of benefit payments were made related to the Company's defined benefit pension plans and ENPP. At December 31, 2024, the aggregate expected benefit payments for the Company's defined benefit pension plans and ENPP are as follows (in millions):

2025	$	42.2
2026		43.3
2027		44.4
2028		42.4
2029		43.6
2030 through 2034		240.2
	$	456.1

During 2024, approximately $1.9 million of benefit payments were made related to the Company's U.S. and Brazilian postretirement benefit plans. At December 31, 2024, the aggregate expected benefit payments for the Company's U.S. and Brazilian postretirement benefit plans are as follows (in millions):

2025	$	1.7
2026		1.7
2027		1.8
2028		1.8
2029		1.8
2030 through 2034		8.7
	$	17.5

Investment Strategy and Concentration of Risk

The weighted average asset allocation of the Company's U.S. pension benefit plans as of December 31, 2024 and 2023 are as follows:

Asset Category	2024[1]	2023
Equity securities	— %	— %
Fixed income securities	— %	89 %
Other investments	— %	11 %
Total	— %	100 %

_____
[1]   The U.S. defined qualified pension plan was terminated and fully settled as of December 31, 2024. As such, there are no related pension plan assets.

The weighted average asset allocation of the Company's U.K. pension benefit plans as of December 31, 2024 and 2023 are as follows:

Asset Category	2024	2023
Equity securities	5 %	11 %
Fixed income securities	91 %	82 %
Other investments	4 %	7 %
Total	100 %	100 %

The Company categorizes its pension plan assets into one of three levels based on the assumptions used in valuing the asset. See Note 21 for a discussion of the fair value hierarchy as per the guidance in ASC 820, "Fair Value measurements" ("ASC 820"). The Company's valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses the following valuation methodologies to measure the fair value of its pension plan assets:

- *Equity Securities*: Equity securities are valued on the basis of the closing price per unit on each business day as reported on the applicable exchange. Equity funds are valued using the net asset value of the fund, which is based on the fair value of the underlying securities.

- *Fixed Income*: Fixed income securities are valued using the closing prices in the active market in which the fixed income investment trades. Fixed income funds are valued using the net asset value of the fund, which is based on the fair value of the underlying securities.

- *Cash*: These investments primarily consist of short-term investment funds which are valued using the net asset value.

- *Alternative Investments*: These investments are reported at fair value as determined by the general partner of the alternative investment. The "market approach" valuation technique is used to value investments in these funds. The funds typically are open-end funds as they generally offer subscription and redemption options to investors. The frequency of such subscriptions or redemptions is dictated by each fund's governing documents. The amount of liquidity provided to investors in a particular fund generally is consistent with the liquidity and risk associated with the underlying portfolio (i.e., the more liquid the investments in the portfolio, the greater the liquidity provided to investors). Liquidity of individual funds varies based on various factors and may include "gates," "holdbacks" and "side pockets" imposed by the manager of the fund, as well as redemption fees that may also apply. Investments in these funds typically are valued utilizing the net asset valuations provided by their underlying investment managers, general partners or administrators. The funds consider subscription and redemption rights, including any restrictions on the disposition of the interest, in its determination of the fair value.

- *Insurance Contracts*: Insurance contracts are valued using current prevailing interest rates.

The fair value of the Company's pension assets as of December 31, 2024 is as follows (in millions):

	Total	Level 1	Level 2	Level 3
Equity securities:				
Global equities	$ 21.3	$ —	$ 21.3	$ —
Total equity securities	21.3	—	21.3	—
Fixed income:				
Aggregate fixed income	420.5	420.5	—	—
Total fixed income share[1]	420.5	420.5	—	—
Alternative investments:				
Private equity fund	—		—	—
Hedge funds measured at net asset value[4]	10.0	—	—	—
Total alternative investments[2]	10.0	—	—	—
Miscellaneous funds[3]	32.2	—	—	32.2
Cash and equivalents measured at net asset value[4]	10.0	—	—	—
Total assets	$ 494.0	$ 420.5	$ 21.3	$ 32.2

---

[1] 68% of "fixed income" securities are in government treasuries; 22% are in foreign securities; 7% are in asset or mortgage backed securities; 2% are in investment-grade corporate bonds and 1% are in high-yield securities.

[2] 49% of "alternative investments" are in relative value funds; 30% are in long-short equity funds; 14% are in event-driven funds and 7% are in credit funds.

[3] "Miscellaneous funds" is comprised of insurance contracts in Finland, Norway and Switzerland.

[4] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

The following is a reconciliation of Level 3 assets as of December 31, 2024 (in millions):

	Total		Alternative Investments		Miscellaneous Funds
Beginning balance as of December 31, 2023	$	41.0	$ 2.2	$	38.8
Actual return on plan assets:					
(a) Relating to assets still held at reporting date		(0.6)	—		(0.6)
Purchases, sales and /or settlements		(5.9)	(2.2)		(3.7)
Foreign currency exchange rate changes		(2.3)	—		(2.3)
Ending balance as of December 31, 2024	$	32.2	$ —	$	32.2

The fair value of the Company's pension assets as of December 31, 2023 is as follows (in millions):

	Total		Level 1		Level 2		Level 3
Equity securities:							
Global equities	$	55.8	$ —	$	55.8	$	—
Total equity securities		55.8	—		55.8		—
Fixed income:							
Aggregate fixed income		437.1	437.1		—		—
Total fixed income share[1]		437.1	437.1		—		—
Alternative investments:							
Private equity fund		2.2	—		—		2.2
Hedge funds measured at net asset value[4]		33.2	—		—		—
Total alternative investments[2]		35.4	—		—		2.2
Miscellaneous funds[3]		38.8	—		—		38.8
Cash and equivalents measured at net asset value[4]		4.9	—		—		—
Total assets	$	572.0	$ 437.1	$	55.8	$	41.0

---

[1] 67% of "fixed income" securities are in government treasuries; 27% are in foreign securities; 4% are in investment-grade corporate bonds; 2% are in high-yield securities.

[2] 53% of "alternative investments" are in relative value funds; 24% are in long-short equity funds; 8% are in event-driven funds; 9% are in credit funds; and 6% are distributed in hedged and non-hedged funds.

[3] "Miscellaneous funds" is comprised of insurance contracts in Finland, Norway and Switzerland.

[4] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

The following is a reconciliation of Level 3 assets as of December 31, 2023 (in millions):

	Total		Alternative Investments		Miscellaneous Funds
Beginning balance as of December 31, 2022	$	40.2	$ 2.4	$	37.8
Actual return on plan assets:					
(a) Relating to assets still held at reporting date		2.6	(0.2)		2.8
Purchases, sales and /or settlements		(3.0)	—		(3.0)
Foreign currency exchange rate changes		1.2	—		1.2
Ending balance as of December 31, 2023	$	41.0	$ 2.2	$	38.8

The Company's global pension fund strategy is to diversify investments across broad categories of equity and fixed income securities with appropriate use of alternative investment categories to minimize risk and volatility. The primary investment objective of the Company's pension plans is to secure participant retirement benefits. As such, the key objective in the pension plans' financial management is to promote stability and, to the extent appropriate, growth in funded status.

The investment strategy for the plans' portfolio of assets balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the pension fund investments in an effort to accomplish the plans' funding objectives. The overall investment strategies and target allocations of retirement fund investments for the Company's non-U.S. based pension plans are as follows:

	Non-U.S. Pension Plans[1]
Overall investment strategies:[2]	
Assets for the near-term benefit payments	10.0 %
Assets for longer-term growth	90.0 %
Total	100.0 %
Target allocations:	
Equity securities	5.0 %
Fixed income securities	95.0 %
Total	100.0 %

_____

[1] The majority of the Company's non-U.S. pension fund investments are related to the Company's pension plan in the United Kingdom.
[2] The overall non-U.S. pension funds invest in a broad diversification of asset types.

The Company has noted that over very long periods, this mix of investments would achieve an average return on its non-U.S. based pension plans of approximately 6.00%. In arriving at the choice of an expected return assumption of 5.50% for its U.K.-based plans for the year ending December 31, 2025, the Company has tempered this historical indicator with lower expectations for returns and changes to investments in the future as well as the administrative costs of the plans.

Equity securities primarily include investments in large-cap and small-cap companies located across the globe. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, agency mortgages, asset-backed securities and government securities. Alternative and other assets include investments in hedge fund of funds that follow diversified investment strategies. To date, the Company has not invested pension funds in its own stock and has no intention of doing so in the future.

Within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms, who are bound by precise mandates and are measured against specific benchmarks. Among asset managers, consideration is given, among others, to balancing security concentration, issuer concentration, investment style and reliance on particular active investment strategies.

The Company participates in a small number of multiemployer plans in the Netherlands and Sweden. The Company has assessed and determined that none of the multiemployer plans which it participates in are individually, or in the aggregate, significant to the Company's Consolidated Financial Statements. The Company does not expect to incur a withdrawal liability or expect to significantly increase its contributions over the remainder of the multiemployer plans' contract periods.

The Company maintains separate defined contribution plans covering certain employees and executives, primarily in the United States, the United Kingdom and Brazil. Under the plans, the Company contributes a specified percentage of each eligible employee's compensation. The Company contributed approximately $23.1 million, $21.1 million and $17.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

21.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company categorizes its assets and liabilities into one of three levels based on the assumptions used in valuing the asset or liability. Estimates of fair value for financial assets and liabilities are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Model-derived valuations in which one or more significant inputs are unobservable.

The Company categorizes its pension plan assets into one of the three levels of the fair value hierarchy, except for those measured using the net asset value per share (or its equivalent) practical expedient. Refer to Note 20 for a discussion of the valuation methods used to measure the fair value of the Company's pension plan assets.

The Company enters into foreign currency, commodity and interest rate swap contracts. The fair values of the Company's derivative instruments are determined using discounted cash flow valuation models. The significant inputs used in these models are readily available in public markets, or can be derived from observable market transactions, and therefore have been classified as Level 2. Inputs used in these discounted cash flow valuation models for derivative instruments include the applicable exchange rates, forward rates or interest rates. Such models used for option contracts also use implied volatility. Refer to Note 14 for a discussion of the Company's derivative instruments and hedging activities.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023 are summarized below (in millions):

| | As of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Derivative assets	$ —	$ 46.0	$ —	$ 46.0
Derivative liabilities	—	14.2	—	14.2

| | As of December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Derivative assets	$ —	$ 38.7	$ —	$ 38.7
Derivative liabilities	—	14.0	—	14.0

The carrying amounts of long-term debt under the Company's 1.002% EIB Senior term loan due 2025, EIB Senior term loans due 2029 and 2030 and Senior term loans due between 2025 and 2028 approximate fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. At December 31, 2024, the estimated fair value of the Company's 0.800% Senior notes due 2028, based on listed market values, was approximately €545.6 million (or approximately $566.2 million), compared to the carrying value of €600.0 million (or approximately $622.7 million). At December 31, 2024, the estimated fair value of the Company's 5.450% Senior notes due 2027, based on listed market values, was approximately $403.9 million compared to the carrying value of $400.0 million. At December 31, 2024, the estimated fair value of the Company's 5.800% Senior notes due 2034, based on listed market values, was approximately $704.7 million, compared to the carrying value of $700.0 million. Refer to Note 12 for additional information on the Company's long-term debt.

22.   COMMITMENTS AND CONTINGENCIES

The future payments required under the Company's significant commitments, excluding indebtedness, as of December 31, 2024 are as follows (in millions):

Interest payments on indebtedness – The Company expects to make interest payments of approximately $118.0 million during the year ending December 31, 2025 related to indebtedness outstanding as of December 31, 2024. Indebtedness amounts reflect the principal amount of the Company's EIB senior term loans, senior notes, senior term loans, credit facility and certain short-term borrowings, gross of any debt issuance costs. The projected amount of interest payments includes assumptions regarding the future fluctuations in interest rates, as well as borrowings under the Company's revolving credit facility and other variable debt instruments. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt. Refer to Note 12 of the Consolidated Financial Statements for additional information regarding indebtedness.

Unconditional purchase obligations – As of December 31, 2024, the Company had approximately $114.5 million of outstanding purchase obligations payable during the year ending December 31, 2025. The Company's unconditional purchase obligations are primarily payable within 12 months.

Other short-term and long-term obligations – As of December 31, 2024, the Company has approximately $9.3 million of income tax liabilities related to uncertain income tax provisions connected with ongoing income tax audits in various jurisdictions that it expects to pay or settle within the next 12 months. These liabilities and related income tax audits are subject to statutory expiration. Additionally, we currently expect that we will contribute $2.5 million to our non-U.S. defined benefit pension and postretirement plans due during the year ending December 31, 2025. The timing and amounts of future contributions are dependent upon the funding status of the plans, which is expected to vary as a result of changes in interest rates, returns on underlying assets, and other factors. Refer to Notes 19 and 20 of the Consolidated Financial Statements for additional information regarding the Company's uncertain tax positions and pension and postretirement benefit plans, respectively. These obligations comprise a majority of the Company's other short-term and long-term obligations.

Off-Balance Sheet Arrangements

Guarantees

At December 31, 2024, the Company had outstanding guarantees issued to its Argentine finance joint venture, AGCO Capital Argentina S.A. ("AGCO Capital") of approximately $64.0 million. Such guarantees generally obligate the Company to repay outstanding finance obligations owed to AGCO Capital if end users default on such loans to the extent that, due to non-credit risk, the end users are not able, or not required, to pay their loans, or are required to pay in a different currency than the one agreed in their loan. The Company also has obligations to guarantee indebtedness owed to certain of its finance joint ventures if dealers or end users default on loans. Losses under such guarantees historically have been insignificant. The Company believes the credit risk associated with these guarantees is not material.

In addition, at December 31, 2024, the Company accrued approximately $12.7 million of outstanding guarantees of residual values that may be owed to its finance joint ventures in the United States and Canada upon expiration of certain eligible operating leases between the finance joint ventures and end users. The maximum potential amount of future payments under the guarantees is approximately $203.2 million.

Other

The Company sells a majority of its wholesale receivables in North America, Europe and Brazil to its U.S., Canadian, European and Brazilian finance joint ventures. The Company also sells certain accounts receivable under factoring arrangements to financial institutions around the world. The Company accounts for the sale of such receivables as off-balance sheet transactions. Refer to Note 5 for discussion of the Company's accounts receivable sales agreements.

Contingencies

During 2017, the Company purchased Precision Planting, which provides precision agricultural technology solutions. In 2018, Deere & Company ("Deere") filed separate complaints in the U.S. District Court of Delaware against the Company and Precision Planting alleging that certain products of those entities infringed certain patents of Deere. The two complaints subsequently were consolidated into a single case, Case No. 1:18-cv-00827-CFC. In July 2022, the case was tried before a jury, which determined that the Company and Precision Planting had not infringed the Deere patents. Following customary post-trial procedures, the Court entered a judgement in the Company's favor, and Deere appealed the judgment to the U.S. Court of Appeals for the Federal Circuit. On January 24, 2025, the Court ruled in favor of the Company and Precision Planting. The case remains subject to the right of Deere to file for a writ of certiorari from the U.S. Supreme Court. The Company has an indemnity right under the purchase agreement related to the acquisition of Precision Planting from its previous owner. Pursuant to that right, the previous owner of Precision Planting currently is responsible for the litigation costs associated with the complaint and is obligated to reimburse AGCO for some or all of the damages in the event of an adverse outcome in the litigation.

The Company is a party to various other legal claims and actions incidental to its business. The Company believes that none of these claims or actions, either individually or in the aggregate, is material to its business or financial statements as a whole, including its results of operations and financial condition.

23.   LEASES

Total lease assets and liabilities at December 31, 2024 and 2023 were as follows (in millions):

Lease Assets	Classification	As of December 31, 2024	As of December 31, 2023
Operating ROU assets	Right-of-use lease assets	$ 168.9	$ 176.2
Finance lease assets	Property, plant and equipment, net[1]	6.1	6.5
Total lease assets		$ 175.0	$ 182.7

Lease Liabilities	Classification	As of December 31, 2024	As of December 31, 2023
Current:			
Operating	Accrued expenses	$ 45.0	$ 45.4
Finance	Other current liabilities	0.5	0.5
Noncurrent:			
Operating	Operating lease liabilities	127.5	134.4
Finance	Other noncurrent liabilities	5.1	5.4
Total lease liabilities		$ 178.1	$ 185.7

[1]   Finance lease assets are recorded net of accumulated depreciation of $2.8 million and $3.1 million as of December 31, 2024 and 2023, respectively.

Total lease costs for 2024 and 2023 are set forth below (in millions):

	Classification	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating lease cost	Selling, general and administrative expenses	$ 59.6	$ 57.2
Variable lease cost	Selling, general and administrative expenses	4.8	2.3
Short-term lease cost	Selling, general and administrative expenses	23.4	24.1
Finance lease cost:			
Amortization of lease assets	Depreciation expense[1]	0.5	0.7
Interest on lease liabilities	Interest expense, net	0.2	0.2
Total lease cost		$ 88.5	$ 84.5

[1]   Depreciation expense was included in both "Cost of goods sold" and "Selling, general and administrative expenses" within the Company's Consolidated Statements of Operations.

Lease payment amounts for operating and finance leases with remaining terms greater than one year as of December 31, 2024 were as follows (in millions):

| | December 31, 2024 | |
	Operating Leases[1]	Finance Leases
2025	$ 53.3	$ 0.7
2026	43.9	0.5
2027	29.7	0.4
2028	22.6	0.3
2029	15.2	0.2
Thereafter	42.2	5.5
Total lease payments	206.9	7.6
Less: imputed interest[2]	(34.4)	(2.0)
Present value of lease liabilities	$ 172.5	$ 5.6

_____

[1] Operating lease payments include options to extend or terminate at the Company's sole discretion, which are included in the determination of lease term when they are reasonably certain to be exercised.

[2] Calculated using the implicit interest rate for each lease or the Company's incremental borrowing rate, when implicit rate is not available.

Lease payment amounts for operating and finance leases with remaining terms greater than one year as of December 31, 2023 were as follows (in millions):

| | December 31, 2023 | |
	Operating Leases[1]	Finance Leases
2024	$ 52.8	$ 0.7
2025	43.0	0.6
2026	32.6	0.4
2027	19.7	0.3
2028	14.7	0.1
Thereafter	46.5	5.8
Total lease payments	209.3	7.9
Less: imputed interest[2]	(29.5)	(2.0)
Present value of lease liabilities	$ 179.8	$ 5.9

_____

[1] Operating lease payments include options to extend or terminate at the Company's sole discretion, which are included in the determination of lease term when they are reasonably certain to be exercised.

[2] Calculated using the implicit interest rate for each lease or the Company's incremental borrowing rate, when implicit rate is not available.

The following table summarizes the weighted-average remaining lease term and weighted-average discount rate:

	As of December 31, 2024	As of December 31, 2023
Weighted-average remaining lease term:		
Operating leases	6 years	6 years
Finance leases	16 years	17 years
Weighted-average discount rate:		
Operating leases	6.4 %	5.5 %
Finance leases	2.8 %	2.7 %

The following table summarizes the supplemental cash flow information for 2024 and 2023 (in millions):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 59.5	$ 57.0
Operating cash flows from finance leases	0.1	0.1
Financing cash flows from finance leases	1.0	0.9
Leased assets obtained in exchange for lease obligations:		
Operating leases	$ 61.9	$ 54.8
Finance leases	0.2	1.1

24. REVENUE

Contract Liabilities

Contract liabilities relate to the following: (1) unrecognized revenues where payment of consideration precedes the Company's performance with respect to extended warranty and maintenance contracts and where the performance obligation is satisfied over time, (2) unrecognized revenues where payment of consideration precedes the Company's performance with respect to precision agriculture technology services and where the performance obligation is satisfied over time and (3) unrecognized revenues where payment of consideration precedes the Company's performance with respect to certain grain storage and protein production systems and where the performance obligation is satisfied over time.

Significant changes in the balance of contract liabilities for the years ended December 31, 2024 and 2023 were as follows (in millions):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Balance at beginning of period	$ 310.7	$ 239.0
Acquisitions	21.0	—
Advance consideration received	207.2	228.8
Revenue recognized during the period for extended warranty contracts, maintenance services and technology services	(156.6)	(110.6)
Revenue recognized during the period related to grain storage and protein production systems	(16.6)	(53.7)
Divestiture	(10.9)	—
Foreign currency translation	(13.3)	7.2
Balance as of December 31	$ 341.5	$ 310.7

The contract liabilities are classified as either "Accrued Expenses" or "Other current liabilities" and "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets. In 2024, the Company recognized approximately $139.2 million of revenue that was recorded as a contract liability at the beginning of 2024. In 2023, the Company recognized approximately $132.2 million of revenue that was recorded as a contract liability at the beginning of 2023.

Remaining Performance Obligations

The estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2024 are $133.3 million in 2025, $102.0 million in 2026, $58.9 million in 2027, $27.7 million in 2028 and $7.3 million thereafter, and relate primarily to extended warranty contracts. The Company applied the practical expedient in ASU 2014-09 and has not disclosed information about remaining performance obligations that have original expected durations of 12 months or less.

Disaggregated Revenue

Net sales for the year ended December 31, 2024 disaggregated by primary geographical markets and major products consisted of the following (in millions):

	North America	South America	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated
Primary geographical markets:					
United States	$ 2,228.9	$ —	$ —	$ —	$ 2,228.9
Canada	488.6	—	—	—	488.6
Germany	—	—	1,733.3	—	1,733.3
France	—	—	1,383.5	—	1,383.5
United Kingdom and Ireland	—	—	540.4	—	540.4
Finland and Scandinavia	—	—	778.8	—	778.8
Italy	—	—	386.6	—	386.6
Other Europe	—	—	1,557.1	—	1,557.1
Brazil	—	963.7	—	—	963.7
Other South America	—	338.6	—	—	338.6
Middle East and Algeria	—	—	433.2	—	433.2
Africa	—	—	—	108.6	108.6
Asia	—	—	—	258.9	258.9
Australia and New Zealand	—	—	—	315.3	315.3
Mexico, Central America and Caribbean	132.8	13.6	—	—	146.4
	$ 2,850.3	$ 1,315.9	$ 6,812.9	$ 682.8	$ 11,661.9
Major products:					
Tractors	$ 922.6	$ 781.2	$ 4,965.3	$ 390.2	$ 7,059.3
Replacement parts	409.5	159.4	1,156.5	102.4	1,827.8
Grain storage and protein production systems	552.0	107.4	100.6	72.5	832.5
Combines, application equipment and other machinery	966.2	267.9	590.5	117.7	1,942.3
	$ 2,850.3	$ 1,315.9	$ 6,812.9	$ 682.8	$ 11,661.9

Net sales for the year ended December 31, 2023 disaggregated by primary geographical markets and major products consisted of the following (in millions):

	North America	South America	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated
Primary geographical markets:					
United States	$ 2,961.5	$ —	$ —	$ —	$ 2,961.5
Canada	637.9	—	—	—	637.9
Germany	—	—	1,749.5	—	1,749.5
France	—	—	1,494.3	—	1,494.3
United Kingdom and Ireland	—	—	703.1	—	703.1
Finland and Scandinavia	—	—	837.3	—	837.3
Italy	—	—	457.1	—	457.1
Other Europe	—	—	1,871.5	—	1,871.5
Brazil	—	1,860.3	—	—	1,860.3
Other South America	—	358.1	—	—	358.1
Middle East and Algeria	—	—	427.7	—	427.7
Africa	—	—	—	144.3	144.3
Asia	—	—	—	362.7	362.7
Australia and New Zealand	—	—	—	378.0	378.0
Mexico, Central America and Caribbean	153.3	15.8	—	—	169.1
	$ 3,752.7	$ 2,234.2	$ 7,540.5	$ 885.0	$ 14,412.4
Major products:					
Tractors	$ 1,402.3	$ 1,288.4	$ 5,532.9	$ 487.4	$ 8,711.0
Replacement parts	421.0	167.5	1,124.7	102.8	1,816.0
Grain storage and protein production systems	614.5	155.9	155.3	136.9	1,062.6
Combines, application equipment and other machinery	1,314.9	622.4	727.6	157.9	2,822.8
	$ 3,752.7	$ 2,234.2	$ 7,540.5	$ 885.0	$ 14,412.4

Net sales for the year ended December 31, 2022 disaggregated by primary geographical markets and major products consisted of the following (in millions):

	North America	South America[1]	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated[1]
Primary geographical markets:					
United States	$ 2,546.9	$ —	$ —	$ —	$ 2,546.9
Canada	490.2	—	—	—	490.2
Germany	—	—	1,394.9	—	1,394.9
France	—	—	1,220.1	—	1,220.1
United Kingdom and Ireland	—	—	664.1	—	664.1
Finland and Scandinavia	—	—	838.8	—	838.8
Italy	—	—	421.7	—	421.7
Other Europe	—	—	1,691.5	—	1,691.5
Brazil	—	1,748.8	—	—	1,748.8
Other South America	—	358.0	—	—	358.0
Middle East and Algeria	—	—	216.2	—	216.2
Africa	—	—	—	157.0	157.0
Asia	—	—	—	384.2	384.2
Australia and New Zealand	—	—	—	366.2	366.2
Mexico, Central America and Caribbean	138.0	14.9	—	—	152.9
	$ 3,175.1	$ 2,121.6	$ 6,447.3	$ 907.4	$ 12,651.4
Major products:					
Tractors	$ 1,191.1	$ 1,147.2	$ 4,607.2	$ 478.6	$ 7,424.1
Replacement parts	405.6	154.5	1,021.5	105.6	1,687.2
Grain storage and protein production systems	585.9	188.3	172.3	155.4	1,101.9
Combines, application equipment and other machinery	992.5	631.7	646.3	167.8	2,438.3
	$ 3,175.1	$ 2,121.6	$ 6,447.3	$ 907.4	$ 12,651.4

---

[1] Rounding may impact the summation of amounts.

25. SEGMENT REPORTING

The Company has four operating segments which are also its reportable segments which consist of the North America, South America, Europe/Middle East and Asia/Pacific/Africa regions. The Company's reportable segments are geography based and distribute a full range of agricultural machinery and precision agriculture technology. The Company's Chief Operating Decision Maker ("CODM"), Eric P. Hansotia, Chairman of the Board, President and Chief Executive Officer, evaluates segment performance primarily based on income from operations. The CODM utilizes income from operations to evaluate each segment's performance including the allocation of resources. Sales for each segment are based on the location of the third-party customer. The Company's selling, general and administrative expenses and engineering expenses are charged to each segment based on the region and division where the expenses are incurred. As a result, the components of income from operations for one segment may not be comparable to another segment. Segment results for the years ended December 31, 2024, 2023 and 2022 based on the Company's reportable segments are as follows (in millions):

Years Ended December 31,	North America	South America	Europe/ Middle East	Asia/ Pacific/ Africa	Total Segments
2024					
Net sales	$ 2,850.3	$ 1,315.9	$ 6,812.9	$ 682.8	$ 11,661.9
Cost of goods sold	2,150.3	1,052.6	5,021.7	538.2	8,762.8
Selling, general and administrative expenses	378.7	111.5	578.4	98.9	1,167.5
Engineering expenses	145.5	47.4	287.1	13.0	493.0
Income from operations	$ 175.8	$ 104.4	$ 925.7	$ 32.7	$ 1,238.6
Depreciation	$ 63.1	$ 35.1	$ 137.9	$ 15.1	$ 251.2
Assets	1,527.9	946.9	2,841.4	697.7	6,013.9
Capital expenditures	66.2	44.7	278.8	3.6	393.3
2023					
Net sales	$ 3,752.7	$ 2,234.2	$ 7,540.5	$ 885.0	$ 14,412.4
Cost of goods sold	2,788.6	1,629.9	5,514.0	702.5	10,635.0
Selling, general and administrative expenses	353.5	162.6	598.0	90.9	1,205.0
Engineering expenses	151.3	55.3	327.9	14.3	548.8
Income from operations	$ 459.3	$ 386.4	$ 1,100.6	$ 77.3	$ 2,023.6
Depreciation	$ 62.3	$ 35.5	$ 115.6	$ 17.0	$ 230.4
Assets	1,883.2	1,394.9	3,017.4	875.2	7,170.7
Capital expenditures	122.6	75.8	315.4	4.3	518.1
2022					
Net sales	$ 3,175.1	$ 2,121.6	$ 6,447.3	$ 907.4	$ 12,651.4
Cost of goods sold	2,462.8	1,590.1	4,904.8	692.4	9,650.1
Selling, general and administrative expenses	305.3	121.9	492.4	83.8	1,003.4
Engineering expenses	128.2	35.7	266.0	14.3	444.2
Income from operations	$ 278.8	$ 373.9	$ 784.1	$ 116.9	$ 1,553.7
Depreciation	$ 60.5	$ 29.4	$ 104.7	$ 14.9	$ 209.5
Assets	1,790.3	1,259.8	2,475.6	650.5	6,176.2
Capital expenditures	119.6	54.4	207.4	6.9	388.3

A reconciliation from the segment information to the consolidated balances for income (loss) from operations and total assets is set forth below (in millions):

	2024	2023	2022
Segment income from operations	$ 1,238.6	$ 2,023.6	$ 1,553.7
Corporate expenses	(212.3)	(204.9)	(153.4)
Amortization of intangibles	(81.0)	(57.7)	(60.1)
Stock compensation expense	(17.9)	(44.6)	(32.7)
Impairment charges	(369.5)	(4.1)	(36.0)
Restructuring and business optimization expenses	(172.7)	(11.9)	(6.1)
Loss on sale of business	(507.3)	—	—
Consolidated income (loss) from operations	$ (122.1)	$ 1,700.4	$ 1,265.4
Segment assets	$ 6,013.9	$ 7,170.7	$ 6,176.2
Cash and cash equivalents	612.7	595.5	789.5
Investments in affiliates	519.6	512.7	436.9
Deferred tax assets, other current and noncurrent assets	1,495.1	1,500.1	1,025.9
Intangible assets, net	728.9	308.8	364.4
Goodwill	1,820.4	1,333.4	1,310.8
Consolidated total assets	$ 11,190.6	$ 11,421.2	$ 10,103.7

Property, plant and equipment, right-of-use lease assets and amortizable intangible assets by country as of December 31, 2024 and 2023 was as follows (in millions):

	2024	2023
United States	$ 945.8	$ 587.3
Germany	658.4	587.7
Brazil	200.6	271.2
Finland	282.2	232.3
France	163.8	143.2
Italy	86.0	109.4
China	59.1	68.8
Denmark	5.2	66.2
Other	231.5	253.9
	$ 2,632.6	$ 2,320.0

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Company's disclosure controls or the Company's internal controls will prevent all errors and all fraud. However, our principal executive officer and principal financial officer have concluded the Company's disclosure controls and procedures are effective at the reasonable assurance level. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. In assessing the effectiveness of the Company's internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "*Internal Control — Integrated Framework* (2013)."

On April 1, 2024, the Company completed the PTx Trimble joint venture transaction. The scope of management's assessment of the effectiveness of the Company's disclosure controls and procedures did not include the internal controls over financial reporting of the PTx Trimble joint venture. This exclusion is in accordance with the SEC Staff's general guidance that an assessment of a recently acquired business may be omitted from the scope of management's assessment for one year following the acquisition. The PTx Trimble joint venture represented approximately 1% of our net sales for the year ended December 31, 2024. Total assets of the PTx Trimble joint venture represented approximately 3% of total assets, excluding goodwill and intangible assets, as of December 31, 2024.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. Based on this assessment, management believes that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on the criteria referred to above.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, which also audited the Company's Consolidated Financial Statements as of and for the year ended December 31, 2024. KPMG LLP's report on internal control over financial reporting is set forth below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AGCO Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited AGCO Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2025 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired PTx Trimble during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, PTx Trimble's internal control over financial reporting associated with 3% of total assets and 1% of net sales included in the consolidated financial statements of the Company as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of PTx Trimble.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Atlanta, Georgia
February 24, 2025

Item 9B.   Other Information

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


The information called for by Items 10, 11, 12, 13 and 14, if any, will be contained in our Proxy Statement for the 2025 Annual Meeting of Stockholders, which we intend to file in March 2025.

Item 10   Directors, Executive Officers and Corporate Governance

The information with respect to directors and committees required by this Item set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders in the sections entitled "Proposal Number 1 — Election of Directors" and "Board of Directors and Corporate Governance" is incorporated herein by reference. The information with respect to executive officers required by this Item set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders in the section entitled "Certain Officers" is incorporated herein by reference.

See the information under the heading "Available Information" set forth in Part I of this Form 10-K. The code of conduct referenced therein applies to our principal executive officer, principal financial officer, principal accounting officer and the persons performing similar functions.

We have adopted an insider trading policy governing the purchase, sale and other disposition of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information with respect to executive compensation and its establishment required by this Item set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders in the sections entitled "Board of Directors and Corporate Governance," "2024 CEO Pay Ratio," "Certain Officers" and "Talent and Compensation Committee Report" is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

(a) Securities Authorized for Issuance Under Equity Compensation Plans

AGCO maintains its Plan pursuant to which we may grant equity awards to eligible persons. For additional information, see Note 15, "Stock Compensation Plans," in the Notes to the Consolidated Financial Statements included in this filing. The following table gives information about equity awards under our Plan.

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Awards Under the Plans**	**Weighted-Average Exercise Price of Outstanding Awards Under the Plans**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)**
Equity compensation plans approved by security holders	879,102	$ 126.48	3,441,051
Equity compensation plans not approved by security holders	—	—	—
Total	879,102	$ 126.48	3,441,051

(b) Security Ownership of Certain Beneficial Owners and Management

The information required by this Item set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders in the section entitled "Principal Holders of Common Stock" is incorporated herein by reference.

Item 13.   **Certain Relationships and Related Party Transactions, and Director Independence**

The information required by this Item set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders in the section entitled "Certain Relationships and Related Party Transactions" is incorporated herein by reference.

Item 14.   **Principal Accounting Fees and Services**

The information required by this Item set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders in the sections entitled "Audit Committee Report" and "Board of Directors and Corporate Governance" is incorporated herein by reference.

Item 15. **Exhibits and Financial Statement Schedules**

The following documents are filed as part of this Form 10-K:

    (1) The Consolidated Financial Statements, Notes to Consolidated Financial Statements, Report of Independent Registered Public Accounting Firm for AGCO Corporation are presented under Item 8 of this Form 10-K.

    All schedules have been omitted because the required information is contained in Notes to the Consolidated Financial Statements or because such schedules are not required or are not applicable.

    (2) The following exhibits are filed or incorporated by reference as part of this report. Each management contract or compensation plan required to be filed as an exhibit is identified by an asterisk (*). The exhibits below may not include all instruments defining the rights of holders of long-term debt where the debt does not exceed 10% of the Company's total assets. The Company agrees to furnish copies of those instruments to the Commission upon request.

Exhibit Number	Description of Exhibit	The Filings Referenced for Incorporation by Reference are AGCO Corporation
2.1	Amended and Restated Sale and Contribution Agreement	April 1, 2024, Form 8-K, Exhibit 2.1
2.2	Stock and Asset Purchase Agreement, dated July 25, 2024, by and among AGCO, Massey Ferguson Corp. and Purchaser	July 25, 2024, Form 8-K, Exhibit 2.1
3.1	Certificate of Incorporation	June 30, 2002, Form 10-Q, Exhibit 3.1
3.2	Bylaws	October 31, 2022, Form 8-K, Exhibit 3.1
4.1	Description of Securities	March 1, 2021, Form 10-K, Exhibit 4.1
4.2	Indenture, dated as of October 6, 2021	October 7, 2021, Form 8-K, Exhibit 4.1
4.3	Senior Note Indenture	March 21, 2024, Form 8-K, Exhibit 4.1
4.4	First Supplemental Indenture for the 2027 Notes and 2034 Notes	March 21, 2024, Form 8-K, Exhibit 4.2
10.1	2006 Long-Term Incentive Plan*	September 30, 2017, Form 10-Q, Exhibit 10.5
10.2	Amendment to 2006 Long-Term Incentive Plan*	November 7, 2024, Form 10-Q, Exhibit 10.1
10.3	2006 Form of Stock Appreciation Rights Agreement*	March 31, 2006, Form 10-Q, Exhibit 10.4
10.4	2019 Form of Stock Appreciation Rights Agreement*	January 22, 2019, Form 8-K, Exhibit 10.2
10.5	2023 Form of Stock Appreciation Rights Agreement*	January 13, 2023, Form 8-K, Exhibit 10.3
10.6	2019 Form of Restricted Stock Units Agreement*	January 22, 2019, Form 8-K, Exhibit 10.1
10.7	2023 Form of Restricted Stock Units Agreement*	January 13, 2023, Form 8-K, Exhibit 10.2
10.8	2024 Form of Restricted Stock Units Agreement*	February 2, 2024, Form 8-K, Exhibit 10.1
10.9	2025 Form of Restricted Stock Units Agreement*	January 31, 2025, Form 8-K, Exhibit 10.1
10.10	2021 Form of Performance Share Agreement*	January 27, 2021, Form 8-K, Exhibit 10.1
10.11	2023 Form of Performance Share Agreement*	January 13, 2023, Form 8-K, Exhibit 10.1
10.12	2024 Form of Performance Share Agreement*	February 2, 2024, Form 8-K, Exhibit 10.2
10.13	2025 Form of Performance Share Agreement*	January 31, 2025, Form 8-K, Exhibit 10.2
10.14	Amended and Restated Executive Nonqualified Pension Plan*	April 12, 2021, Form 8-K, Exhibit 10.1
10.15	Annual Incentive Plan*	August 9, 2022, Form 10-Q, Exhibit 10.2
10.16	Executive Nonqualified Defined Contribution Plan*	December 31, 2015, Form 10-K, Exhibit 10.9

Exhibit Number	Description of Exhibit	The Filings Referenced for Incorporation by Reference are AGCO Corporation
10.17	First Amendment of AGCO Corporation Executive Non-Qualified Defined Contribution Plan*	December 6, 2024, Form 8-K, Exhibit 10.1
10.18	Amended and Restated Employment and Severance Agreement with Eric P. Hansotia*	February 25, 2022, Form 10-K, Exhibit 10.10
10.19	Employment and Severance Agreement with Damon J. Audia*	June 15, 2022, Form 8-K, Exhibit 10.1
10.20	Employment and Severance Agreement with Robert B. Crain*	December 31, 2017, Form 10-K, Exhibit 10.13
10.21	Employment and Severance Agreement with Torsten Dehner*	February 25, 2022, Form 10-K, Exhibit 10.13
10.22	Employment and Severance Agreement with Luis F.S. Felli*	February 27, 2024, Form 10-K, Exhibit 10.18
10.23	Employment and Severance Agreement with Seth H. Crawford*	Filed herewith
10.24	Employment and Severance Agreement with Timothy O. Millwood*	Filed herewith
10.25	Credit Agreement dated as of June 27, 2022	August 9, 2022, Form 10-Q, Exhibit 10.1
10.26	Credit Agreement dated as of December 19, 2022	December 21, 2022, Form 8-K, Exhibit 10.1
10.27	First Amendment to 2022 Credit Agreement dated as of December 12, 2023	February 27, 2024, Form 10-K, Exhibit 10.22
10.28	Second Amendment to 2022 Credit Agreement dated as of March 25, 2024	May 3, 2024, Form 10-Q, Exhibit 10.1
10.29	European Investment Bank Senior Term Loan dated as of September 29, 2023	November 8, 2023, Form 10-Q, Exhibit 10.2
10.30	European Investment Bank Senior Term Loan dated as of January 25, 2024	February 27, 2024, Form 10-K, Exhibit 10.24
10.31	Letter Agreement, dated November 5, 2015, between AGCO International GmbH and TAFE International LLC, Turkey and Tractors and Farm Equipment Limited	September 30, 2015, Form 10-Q, Exhibit 10.1
10.32	Amended and Restated Letter Agreement, dated April 24, 2019, between AGCO Corporation and Tractors and Farm Equipment Limited	March 31, 2019, Form 10-Q, Exhibit 10.1
10.33	Amendment to the Amended and Restated Letter Agreement between AGCO Corporation and Tractors and Farm Equipment Limited	April 16, 2024, Form 8-K, Exhibit 10.1
10.34	Farm and Machinery Distributor Agreement, dated January 1, 2012, between AGCO International GmbH and Tractors and Farm Equipment Limited	September 4, 2014, Form 8-K, Exhibit 10.2
10.35	Letter Agreement, dated August 3, 2007, between AGCO Corporation and Tractors and Farm Equipment Limited	September 4, 2014, Form 8-K, Exhibit 10.3
10.36	Letter Agreement for Far East Markets, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.1
10.37	Letter Agreement for Mexico, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.2
10.38	Letter Agreement for Africa, dated October 10, 2009, between AGCO International GmbH and Tractors and Farm Equipment Limited	February 27, 2024, Form 10-K, Exhibit 10.31
10.39	Letter Agreement for Australia/New Zealand, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.3
10.40	Amendment to the Letter Agreement for Africa, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.4

Exhibit Number	Description of Exhibit	The Filings Referenced for Incorporation by Reference are AGCO Corporation
10.41	Current Director Compensation*	February 27, 2024, Form 10-K, Exhibit 10.34
19.1	AGCO Corporation Insider Trading Policy	Filed herewith
21.1	Subsidiaries of the Registrant	Filed herewith
22.1	List of Subsidiary Guarantors	Filed herewith
23.1	Consent of KPMG LLP	Filed herewith
24.1	Powers of Attorney	Filed herewith
31.1	Certification of Eric P. Hansotia	Filed herewith
31.2	Certification of Damon Audia	Filed herewith
32.1	Certification of Eric P. Hansotia and Damon Audia	Furnished herewith
97.1	Compensation Recovery Policy*	February 27, 2024, Form 10-K, Exhibit 97.1
101	The following audited financial information from this Annual Report on Form 10-K for the year ended December 31, 2024, are formatted in Inline XBRL: (i) Consolidated Statements of Operations; (ii) Consolidated Statements of Comprehensive Income (Loss); (iii) Consolidated Balance Sheets; (iv) Consolidated Statements of Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.	Filed herewith
104	Cover Page Interactive Data File - the cover page from this Annual Report on Form 10-K for the year ended December 31, 2024 is formatted in Inline XBRL	Filed herewith

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGCO Corporation

By: /s/ Eric P. Hansotia
_____
Eric P. Hansotia
Chairman of the Board, President
and Chief Executive Officer

Dated: February 24, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Eric P. Hansotia Eric P. Hansotia	Chairman of the Board, President and Chief Executive Officer	February 24, 2025
/s/ Damon Audia Damon Audia	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2025
/s/ Indira Agarwal Indira Agarwal	Vice President, Chief Accounting Officer (Principal Accounting Officer)	February 24, 2025
/s/ Michael C. Arnold* Michael C. Arnold	Director	February 24, 2025
/s/ Sondra L. Barbour* Sondra L. Barbour	Director	February 24, 2025
/s/ Suzanne P. Clark* Suzanne P. Clark	Director	February 24, 2025
/s/ Bob De Lange* Bob De Lange	Director	February 24, 2025
/s/ George E. Minnich* George E. Minnich	Director	February 24, 2025
/s/ Niels Pörksen* Niels Pörksen	Director	February 24, 2025
/s/ David Sagehorn* David Sagehorn	Director	February 24, 2025
/s/ Mallika Srinivasan* Mallika Srinivasan	Director	February 24, 2025
/s/ Matthew Tsien* Matthew Tsien	Director	February 24, 2025

*By: /s/ Damon Audia   February 24, 2025
_____
Damon Audia
Attorney-in-Fact

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Forward-Looking Statements

This annual report includes forward-looking statements, including the statements in the CEO Message and other statements in this report, regarding market demand, strategic initiatives, commitments and their effects, and general economic conditions. These statements are subject to risks that could cause actual results to differ materially from those suggested by the statements, including:

- Our financial results depend entirely upon the agricultural industry, and factors that adversely affect the agricultural industry, including declines in the general economy, adverse weather, tariffs, increases in farm input costs, lower commodity prices, lower farm income and changes in the availability of credit for our retail customers, will adversely affect us.

- We maintain an independent dealer and distribution network in the markets where we sell products. The financial and operational capabilities of our dealers and distributors are critical to our ability to compete in these markets. Higher inventory levels at our dealers and high utilization of dealer credit limits as well as the financial health of our dealers could negatively impact future sales and adversely impact our performance.

- On April 1, 2024, we completed the acquisition of the ag assets and technologies of Trimble through the formation of a joint venture, PTx Trimble, of which we own 85%. Financing the PTx Trimble transaction significantly increased our indebtedness and interest expense. We also have made various assumptions relating to the acquisition that may not prove to be correct and we may fail to realize all of the anticipated benefits of the acquisition. All acquisitions involve risk, and there is no certainty that the acquired business will operate as expected. Each of these items, as well as similar acquisition-related items, would adversely impact our performance.

- A majority of our sales and manufacturing takes place outside the United States, and many of our sales involve products that are manufactured in one country and sold in a different country. As a result, we are exposed to risks related to foreign laws, taxes and tariffs, trade restrictions, economic conditions, labor supply and relations, political conditions and governmental policies. The United States government has recently indicated that it intends to impose tariffs on goods imported from foreign countries, including China, Mexico and Canada and that additional tariffs may be imposed on imports from other countries in the future. There is substantial uncertainty surrounding these tariffs and the consequences that may arise from the imposition of tariffs on imports from, and exports to, these other countries. These risks may delay or reduce our realization of value from our international operations.

- We cannot predict or control the impact of the conflict in Ukraine on our business. Already it has resulted in reduced sales in Ukraine as farmers have experienced economic distress, difficulties in harvesting and delivering their products, as well as general uncertainty. There is a potential for natural gas shortages, as well as shortages in other energy sources, throughout Europe, which could negatively impact our production in Europe both directly and through interrupting the supply of parts and components that we use. It is unclear how long these conditions will continue, or whether they will worsen, and what the ultimate impact on our performance will be. In addition, AGCO sells products in, and purchases parts and components from, other regions where there could be hostilities. Any hostilities likely would adversely impact our performance.

- Most retail sales of the products that we manufacture are financed, either by our joint ventures with Rabobank or by a bank or other private lender. Our joint ventures with Rabobank, which are controlled by Rabobank and are dependent upon Rabobank for financing as well, finance approximately 50% of the retail sales of our tractors and combines in the markets where the joint ventures operate. Any difficulty by Rabobank to continue to provide that financing, or any business decision by Rabobank as the controlling member not to fund the business or particular aspects of it (for example, a particular country or region), would require the joint ventures to find other sources of financing (which may be difficult to obtain), or us to find another source of retail financing for our customers, or our customers would be required to utilize other retail financing providers. As a result of the recent economic downturn, financing for capital equipment purchases generally has become more difficult in certain regions and in some cases, can be expensive to obtain. To the extent that financing is not available or available only at unattractive prices, our sales would be negatively impacted. In addition, Rabobank also is the lead lender in our revolving credit facility and term loans and for many years has been an important financing partner for us. Any interruption or other challenges in that relationship would require us to obtain alternative financing, which could be difficult.

- Both AGCO and our finance joint ventures have substantial accounts receivable from dealers and end customers, and we would be adversely impacted if the collectability of these receivables was less than optimal; this collectability is dependent upon the financial strength of the farm industry, which in turn is dependent upon the general economy and commodity prices, as well as several of the other factors listed in this section.

- We have experienced substantial and sustained volatility with respect to currency exchange rate and interest rate changes, which can adversely affect our reported results of operations and the competitiveness of our products.

- Our success depends on the introduction of new products, particularly engines that comply with emission requirements and sustainable smart farming technology, which require substantial expenditures; there is no certainty that we can develop the necessary technology or that the technology that we develop will be attractive to farmers or available at competitive prices.

- Our expansion plans in emerging markets, including establishing a greater manufacturing and marketing presence and growing our use of component suppliers, could entail significant risks.

- Our business increasingly is subject to regulations relating to privacy and data protection, and if we violate any of those regulations, or otherwise are the victim of a cyberattack, we could be subject to significant claims, penalties and damages.

- Attacks through ransomware and other means are rapidly increasing, and in May 2022 we learned that we had been subject to a cyberattack. We continue to review and improve our safeguards to minimize our exposure to future attacks. However, there always will be the potential of the risk that a cyberattack will be successful and will disrupt our business, either through shutting down our operations, destroying data, exfiltrating data or otherwise.

- Cybersecurity breaches including ransomware attacks and other means are rapidly increasing. We continue to review and improve our safeguards to minimize our exposure to future attacks. However, there always will be the potential of the risk that a cyberattack will be successful and will disrupt our business, either through shutting down our operations, destroying data, exfiltrating data or otherwise.

- We depend on suppliers for components, parts and raw materials for our products, and any failure by our suppliers to provide products as needed, or by us to promptly address supplier issues, will adversely impact our ability to timely and efficiently manufacture and sell products. In addition, the potential of future natural gas shortages in Europe, as well as predicted overall shortages in other energy sources, could also negatively impact our production and that of our supply chain in the future. There can be no assurance that there will not be future disruptions.

- Any future pandemics could negatively impact our business through reduced sales, facilities closures, higher absentee rates, and reduced production at both our plants and the plants that supply us with parts and components. In addition, logistical and transportation-related issues and similar problems may also arise.

- We recently have experienced significant inflation in a range of costs, including for parts and components, shipping, and energy. While we have been able to pass along most of those costs through increased prices, there can be no assurance that we will be able to continue to do so. If we are not, it will adversely impact our performance.

- We face significant competition, and if we are unable to compete successfully against other agricultural equipment manufacturers, we would lose customers and our net sales and performance would decline.

- We have a substantial amount of indebtedness (and have incurred additional indebtedness as part of the PTx Trimble joint venture transaction), and, as a result, we are subject to certain restrictive covenants and payment obligations, as well as increased leverage generally, that may adversely affect our ability to operate and expand our business.

Board of Directors*

Michael C. Arnold
Former President and
Chief Executive Officer,
Ryerson Inc.

Sondra L. Barbour
Former Executive Vice President,
Lockheed Martin Corporation

Suzanne P. Clark
President, Chief Executive Officer,
U.S. Chamber of Commerce

Bob De Lange
Group President, Services,
Distribution and Digital,
Caterpillar Inc.

Eric P. Hansotia
Chairman, President &
CEO, AGCO Corporation

George E. Minnich
Former Senior Vice President
and Chief Financial Officer,
ITT Corporation

Niels Pörksen
Chairman, Chief Executive Officer,
Südzucker AG

David Sagehorn
Former Executive Vice President
and Chief Financial Officer,
Oshkosh Corporation

Mallika Srinivasan
Chairman and Managing Director,
Tractors and Farm
Equipment Limited (India)

Matthew Tsien
Former Executive Vice President,
Chief Technology Officer,
General Motors and Former
President, General Motors Ventures

*As of March 7, 2025.

Senior Management*



Eric P. Hansotia
Chairman,
President & CEO



Damon Audia
Senior Vice President,
Chief Financial Officer



Roger N. Batkin
Senior Vice President,
General Counsel,
Chief ESG Officer and
Corporate Secretary



Kelvin Bennett
Senior Vice President,
Engineering



Stefan Caspari
Senior Vice President,
Customer Success and
Business Effectiveness



Torsten Dehner
Senior Vice President,
General Manager,
Fendt/Valtra



Luís Felli
Senior Vice President,
General Manager,
Massey Ferguson



Ivory Harris
Senior Vice President,
Chief Human
Resources Officer



Tim Millwood
Senior Vice President,
Chief Supply
Chain Officer



Viren Shah
Senior Vice President,
Chief Digital &
Information Officer

*As of March 7, 2025.

Shareholder Information

CORPORATE HEADQUARTERS
4205 River Green Parkway
Duluth, Georgia 30096 USA
+1-770-813-9200

TRANSFER AGENT & REGISTRAR
You can contact Computershare
through the following methods:

Overnight mail delivery
150 Royall Street, Suite 101
Canton, MA 02021 USA

Regular mail delivery
P.O. Box 43006
Providence, RI 02940-3006 USA

Telephone
+1-800-962-4284

STOCK EXCHANGE
AGCO Corporation common
stock (trading symbol "AGCO")
is traded on the New York
Stock Exchange.

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
KPMG LLP
Atlanta, Georgia USA

FORM 10-K
The Form 10-K Annual Report
filed with the Securities and
Exchange Commission is available
in the "Investors" Section of our
corporate website (www.agcocorp.
com), under the heading "SEC
Filings," or upon request from the
Investor Relations Department at
our corporate headquarters.

ANNUAL MEETING
The annual meeting of the
Company's stockholders
will be held at 9:00 a.m. ET
April 24, 2025, at the offices of
AGCO Corporation, 4205 River
Green Parkway, Duluth, Georgia
30096 USA



Your Agriculture Company

4205 River Green Parkway, Duluth, GA 30096 USA

+1-770-813-9200 | **AGCOCorp.com**



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